

Penumbra®

2026
PROXY STATEMENT

2025
ANNUAL REPORT

Forward-Looking Statements

Except for historical information, certain statements in this report are forward-looking in nature and are subject to risks, uncertainties and assumptions about us. Our business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to: the risk that the pending acquisition by Boston Scientific Corporation will not be completed in the expected timeframe or at all, including the risk that required regulatory approvals will not be obtained; potential adverse effects to our business during the pendency of the acquisition, such as employee departures or diversion of management's attention from our business; failure to sustain or grow profitability or generate positive cash flows; failure to effectively introduce and market new products; delays in product introductions; significant competition; inability to further penetrate our current customer base, expand our user base and increase the frequency of use of our products by our customers; inability to achieve or maintain satisfactory pricing and margins; manufacturing difficulties; permanent write-downs or write-offs of our inventory or other assets; product defects or failures; unfavorable outcomes in clinical trials; inability to maintain our culture as we grow; fluctuations in foreign currency exchange rates; potential adverse regulatory actions; and the potential impact of any acquisitions, mergers, dispositions, joint ventures or investments we may make. These risks and uncertainties, as well as others, are discussed in greater detail in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2025. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. Any forward-looking statements are based on our current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change.

PENUMBRA, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 18, 2026

April 29, 2026

Dear Stockholder:

You are cordially invited to attend the 2026 Annual Meeting of the Stockholders (the Annual Meeting) of Penumbra, Inc., a Delaware corporation (we, us, Penumbra or the Company). The Annual Meeting will be held on Thursday, June 18, 2026 at 11:00 a.m. (Pacific Daylight Time), in building 1310 on the Company's campus at One Penumbra Place, Alameda, CA 94502 for the following purposes:

1.   To elect three nominees for Class II director to serve until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified;

2.   To ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Penumbra for the fiscal year ending December 31, 2026;

3.   To approve, on an advisory basis, the compensation of the Company's named executive officers; and

4.   To conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the proxy statement accompanying this Notice of Annual Meeting of Stockholders (the Proxy Statement).

The record date for the Annual Meeting is Wednesday, April 22, 2026 (the Record Date). Only stockholders of record at the close of business on the Record Date may vote at the Annual Meeting or any adjournment thereof. A complete list of such stockholders will be available for examination by any stockholder for any purpose germane to the Annual Meeting during ordinary business hours at the Company's principal executive offices at One Penumbra Place, Alameda, CA 94502 for a period of 10 days prior to the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on June 18, 2026 at 11:00 a.m.
in building 1310 on the Company's campus at One Penumbra Place, Alameda, CA 94502

The Proxy Statement and annual report to stockholders are available at: www.proxyvote.com.

By Order of the Board of Directors

Johanna Roberts
Executive Vice President, General Counsel and Secretary
Alameda, California

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY CARD, OR VOTE OVER THE TELEPHONE OR INTERNET AS INSTRUCTED IN THESE MATERIALS, AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE ANNUAL MEETING.

PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE ANNUAL MEETING, YOU MUST OBTAIN A PROXY ISSUED IN YOUR NAME FROM THAT RECORD HOLDER IN ORDER TO BE ENTITLED TO VOTE IN PERSON AT THE ANNUAL MEETING.

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Penumbra, Inc.
One Penumbra Place
Alameda, CA 94502

PROXY STATEMENT

FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS

Agreement and Plan of Merger with Boston Scientific Corporation

On January 14, 2026, we entered into an Agreement and Plan of Merger (the Merger Agreement) with Boston Scientific Corporation, a Delaware corporation, and Pinehurst Merger Sub, Inc. (Merger Sub), a Delaware corporation and a wholly owned subsidiary of Boston Scientific Corporation, pursuant to which Boston Scientific Corporation has agreed to acquire us in a transaction (the Merger) reflecting an enterprise value of approximately $14.5 billion. Under the terms of the Merger Agreement, which has been approved by the board of directors of each of the Company and Boston Scientific Corporation, the transaction values each share of our common stock at $374 per share, with our stockholders having the right to elect, for each share of our common stock held by them, to receive $374 in cash or 3.8721 shares of Boston Scientific Corporation's common stock (valued at $374 based on the volume weighted average price of Boston Scientific Corporation's common stock over the 10 trading days ending January 13, 2026), subject to proration, so that the total transaction consideration is paid approximately 73% in cash and approximately 27% in shares of Boston Scientific's common stock. The Merger is expected to close by the end of 2026, subject to customary closing conditions, including approval by our stockholders and regulatory approvals.

The Merger Agreement must be adopted by the affirmative vote of the holders of a majority of the issued and outstanding Penumbra shares entitled to vote thereon. Penumbra is holding a separate Special Meeting to obtain stockholder approval of the Merger Agreement. Accordingly, no action will be taken at the Annual Meeting with respect to the Merger. Information about the Special Meeting, the Merger, the Merger Agreement and the other business to be considered by stockholders at the Special Meeting is contained in the proxy statement/prospectus filed with the Securities and Exchange Commission (the SEC) on April 1, 2026.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to "Notice and Access" rules adopted by the SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending an Important Notice Regarding the Availability of Proxy Materials (the Proxy Availability Notice) to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Proxy Availability Notice free of charge or request to receive a printed set of the proxy materials for the Annual Meeting. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Proxy Availability Notice.

We provided some of our stockholders, including stockholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of the Proxy Availability Notice. If you received paper copies of the proxy materials, we encourage you to help us save money and reduce the environmental impact of delivering paper proxy materials to stockholders by signing up to receive all of your future proxy materials electronically.

We expect that this Proxy Statement and the other proxy materials will be available to stockholders on or about April 29, 2026.

What does it mean if I receive more than one Proxy Availability Notice?

If you receive more than one Proxy Availability Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Proxy Availability Notice to ensure that all of your shares are voted.

How do I attend the Annual Meeting?

The Annual Meeting will be held on Thursday, June 18, 2026 at 11:00 a.m. (Pacific Daylight Time) in building 1310 on the Company's campus at One Penumbra Place, Alameda, CA 94502. You may contact Investor Relations at investors@penumbrainc.com to obtain directions to the Annual Meeting. Information on how to vote in person at the Annual Meeting is discussed below. If you plan to attend the Annual Meeting, please note that attendance will be limited to stockholders as of the Record Date. Each stockholder may be asked to present valid photo identification, such as a driver's license or passport. Stockholders holding stock in brokerage accounts or by a bank or other nominee may be required to show a brokerage statement or account statement reflecting stock ownership as of the Record Date. Cameras, recording devices, and other electronic devices will not be permitted at the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on the Record Date of April 22, 2026 will be entitled to vote at the Annual Meeting. On the Record Date, there were 39,331,425 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on April 22, 2026, your shares were registered directly in your name with Penumbra's transfer agent, Equiniti Trust Company, LLC (EQ), then you are a stockholder of record. As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy over the telephone or on the Internet as instructed below (See "*How do I vote?*" below) or complete, date, sign and return the proxy card mailed to you to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Nominee

If, on April 22, 2026, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Proxy Availability Notice will be forwarded to you by the organization that holds your account. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from your broker, bank or other nominee.

What am I voting on?

There are three matters scheduled for a vote at the Annual Meeting:

2

- Election of three Class II directors;

- Ratification of the selection of PricewaterhouseCoopers LLP (PwC) as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2026; and

- Advisory vote on the compensation of the Company's named executive officers.

What if another matter is properly brought before the Annual Meeting?

The Board of Directors of the Company (the Board or the Board of Directors) knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy will vote the shares for which you grant your proxy on those matters in accordance with their best judgment.

What is the Board's voting recommendation?

The Board recommends that you vote your shares:

- "For" the election of all nominees for director;

- "For" the ratification of the selection of PwC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2026; and

- "For" the approval, on an advisory basis, of the compensation of the Company's named executive officers.

How do I vote?

With regard to the election of directors, you may either vote "For" all nominees to the Board or you may "Withhold" your vote for any nominee you specify or for all nominees. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting.

The procedures for voting depend on whether your shares are registered in your name or are held by a bank, broker or other nominee:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting, vote by proxy over the telephone, vote by proxy through the Internet, or vote by proxy using a proxy card that you receive or may request. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote in person even if you have already voted by proxy. Voting in person will have the effect of revoking your previously submitted proxy (see "*Can I change my vote after submitting my proxy?*" below).

- To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Proxy Availability Notice. Your vote must be received by 11:59 p.m., Eastern Daylight Time on June 17, 2026 to be counted.

- To vote through the Internet, go to http://www.proxyvote.com to complete an electronic proxy card (or scan the QR Barcode on your proxy card). You will be asked to provide the control number from the Proxy Availability Notice. Your vote must be received by 11:59 p.m., Eastern Daylight Time, on June 17, 2026 to be counted.

- To vote using the proxy card, simply complete, sign and date the proxy card that you receive or may request and return it promptly in the envelope provided. If you return your signed proxy card to us and we receive it before the Annual Meeting, we will vote your shares as you direct.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Nominee

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received a Proxy Availability Notice containing voting instructions from that organization rather than from Penumbra. Simply follow the voting instructions in the Proxy Availability Notice to ensure that your vote is counted. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee. Follow the instructions from your broker, bank or other nominee included with these proxy materials, or contact your broker, bank or other nominee to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 22, 2026, the Record Date.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of all nominees for director, "For" the ratification of the selection of PwC as the Company's independent registered public accounting firm, and "For" the advisory approval of the compensation of the Company's named executive officers. If any other matter is properly presented at the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Will my vote be kept confidential?

Proxies, ballots and voting tabulations are handled on a confidential basis to protect your voting privacy. This information will not be disclosed, except as required by law.

Who is paying for this proxy solicitation?

The accompanying proxy is solicited on behalf of the Board for use at the Annual Meeting. Accordingly, the Company will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees of the Company will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other nominees for the cost of forwarding proxy materials to beneficial owners.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed and signed proxy card with a later date.

- You may submit a subsequent proxy by telephone or through the Internet.

- You may send a timely written notice that you are revoking your proxy to Penumbra's Secretary or Chief Executive Officer at One Penumbra Place, Alameda, CA 94502.

- You may attend the Annual Meeting and vote in person. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or Internet proxy is the one that is counted, so long as it is provided within the applicable deadline. If your shares are held by your broker, banker or other nominee, you should follow the instructions provided by your broker, bank or other nominee to change your vote or revoke your proxy.

When are stockholder proposals for inclusion in our proxy statement for next year's annual meeting due?

Stockholders wishing to present proposals for inclusion in the Company's proxy statement for our 2027 annual meeting of stockholders (the 2027 Annual Meeting) pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the Exchange Act), must submit their proposals so that they are received by us at our principal executive offices no later than December 30, 2026, unless the date of the 2027 Annual Meeting is more than 30 days before or more than 30 days after June 18, 2027, in which case the proposals must be submitted so that they are received by us a reasonable time before we begin to print and send our proxy materials for the 2027 Annual Meeting. Proposals should be sent to our Secretary at One Penumbra Place, Alameda, CA 94502.

In addition, the Company's Third Amended and Restated Bylaws (the Bylaws) contain "proxy access" provisions (the Proxy Access Bylaw) that permit a stockholder or group of stockholders to include director candidates that they intend to nominate in our annual meeting proxy statement and on our proxy card, provided that the stockholder ownership, notice and other requirements set forth in the Bylaws are satisfied. To be timely for the 2027 Annual Meeting, the required notice under the Proxy Access Bylaw must be received by us at our principal executive offices not earlier than November 30, 2026 and not later than December 30, 2026, unless the date of the 2027 Annual Meeting is more than 30 days before or more than 30 days after June 18, 2027, in which case notice under the Proxy Access Bylaw must be received no later than the later of 180 days prior to the date of the 2027 Annual Meeting or the 10th day following the date on which the date of the 2027 Annual Meeting is first publicly announced or disclosed. Notices under the Proxy Access Bylaw should be sent to our Secretary at One Penumbra Place, Alameda, CA 94502.

When are other proposals and stockholder nominations for next year's annual meeting due?

With respect to proposals and nominations not to be included in the Company's proxy statement for the 2027 Annual Meeting pursuant to Rule 14a-8 of the Exchange Act or the Proxy Access Bylaw, the Bylaws provide that stockholders who wish to nominate a director or propose other business to be brought before the stockholders at an annual meeting of stockholders must notify our Secretary by a written notice, which notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the anniversary date of the immediately preceding year's annual meeting of stockholders.

Stockholders wishing to submit director nominations or proposals for consideration at the 2027 Annual Meeting under these provisions of the Bylaws must submit their nominations or proposals so that they are received at our principal executive offices not earlier than January 19, 2026 and not later than February 18, 2027 in order to be considered. In the event that the 2027 Annual Meeting is to be held on a date that is not within 30 days before or 70 days after the one-year anniversary of the Annual Meeting, then a stockholder's notice must be received at our principal executive offices no earlier than 120 days prior to the date of the 2027 Annual Meeting and no later than the later of 70 days prior to the date of the 2027 Annual Meeting or the 10th day following the date on which we make a public announcement of the date of the 2027 Annual Meeting. Stockholders must also comply with all applicable requirements of the Exchange Act (including Rule 14a-19) with respect to the solicitation of proxies in support of director nominees other than the Company's nominees.

Nominations or proposals should be sent in writing to our Secretary at One Penumbra Place, Alameda, CA 94502. A stockholder's notice to nominate a director or bring any other business before the 2027 Annual Meeting must set forth certain information, which is specified in the Bylaws. A complete copy of the Bylaws can be found in the Investors section of our website at www.penumbrainc.com under "Governance." Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For" and "Withhold" votes and any broker non-votes for the proposal to elect directors, and with respect to other proposals, votes "For", "Against", "Abstain" and broker non-votes (if applicable).

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker, bank or other nominee holding the shares as to how to vote. Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker, bank or other nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker, bank or other nominee can still vote the shares with respect to matters that are considered to be "routine," but cannot vote the shares with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange (the NYSE), which generally apply to all brokers, banks or other nominees, on voting matters characterized by the NYSE as "routine," NYSE member firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. On non-routine proposals, such "uninstructed shares" may not be voted by member firms. Only the proposal to ratify the selection of our independent registered public accounting firm is considered a "routine" matter for this purpose and brokers, banks or other nominees generally have discretionary voting power with respect to such proposal.

What is the effect of abstentions and broker non-votes?

Abstentions: Under the laws of the State of Delaware, where Penumbra is incorporated, abstentions are counted as shares present and entitled to vote at the Annual Meeting, but they are not counted as votes cast. The Bylaws provide that, except as otherwise required by law or the Company's Amended and Restated Certificate of Incorporation (the Charter), a stockholder action (other than the election of directors) shall be decided by the vote of the holders of a majority of the total number of votes of the Company's capital stock cast on the matter. Therefore, abstentions will have no effect on Proposal No. 2—Ratification of the Selection of the Independent Registered Public Accounting Firm for Penumbra and Proposal No. 3—Advisory Vote on the Compensation of the Company's Named Executive Officers.

Broker Non-Votes: A "broker non-vote" occurs when a broker, bank or other nominee holding your shares in street name does not vote on a particular matter because you did not provide the broker, bank or other nominee with voting instructions and the broker, bank or other nominee lacks discretionary voting authority to vote the shares because the matter is considered "non-routine" under NYSE rules. The "non-routine" matters on the agenda for the Annual Meeting include Proposal No. 1—Election of Directors and Proposal No. 3—Advisory Vote on the Compensation of the Company's Named Executive Officers.

Broker non-votes will be counted for the purpose of determining whether a quorum is present at the Annual Meeting. However, because broker non-votes are not considered under Delaware law to be entitled to vote on non-routine proposals, they will have no effect on the outcome of the vote on Proposal No. 1—Election of Directors and Proposal No. 3—Advisory Vote on the Compensation of the Company's Named Executive Officers. As a result, if you hold your shares in street name and you do not instruct your broker, bank or other nominee how to vote your shares in the election of directors or the advisory vote on the compensation of the Company's named executive officers, no votes will be cast on your behalf on these proposals. **Therefore, it is critical that you indicate your vote on these proposals if you want your vote to be counted.** The proposal to ratify the selection of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2026 is considered a "routine" matter under NYSE rules. Therefore, your broker, bank or other nominee will be able to vote on Proposal No. 2—Ratification of the Selection of the Independent Registered Public Accounting Firm for Penumbra even if it does not receive instructions from you, so long as it holds your shares in its name.

How many votes are needed to approve each proposal?

Proposal	Vote Required	Discretionary Voting Allowed?
No. 1. Election of Directors	Plurality	No
No. 2. Ratification of the Selection of the Company's Independent Registered Public Accounting Firm	Majority Cast	Yes
No. 3. Advisory Vote on the Compensation of the Company's Named Executive Officers	Majority Cast	No

Accordingly:

- Proposal No. 1: For the election of directors, the three nominees receiving the most "For" votes from the holders of shares present in person or represented by proxy and entitled to vote on Proposal No. 1 will be elected as Class II directors to hold office until the 2027 annual meeting of stockholders and until their respective successors are duly elected and qualified, or, if sooner, until the director's death, resignation or removal. Only "For" votes will affect the outcome, and therefore "Withhold" votes and broker non-votes will not affect the outcome of Proposal No. 1.

- Proposal No. 2: To be approved, a majority of the total votes cast on Proposal No. 2 must be voted "For" the ratification of the selection of PwC as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026. Abstentions will not be considered votes cast on Proposal No. 2, and therefore will not affect the outcome of Proposal No. 2, and since the ratification of the selection of PwC is a matter on which a broker, bank or other nominee has discretionary voting authority, we do not expect any broker non-votes with respect to Proposal No. 2.

- Proposal No. 3: To be approved, a majority of the total votes cast on Proposal No. 3 must be voted "For" the approval, on an advisory basis, of the compensation of our named executive officers. Abstentions and broker non-votes will not be considered votes cast on Proposal No. 3, and therefore will not affect the outcome of Proposal No. 3.

None of the proposals, if approved, entitles stockholders to appraisal rights under Delaware law or our charter.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid stockholder meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present in person or represented by proxy at the Annual Meeting. On the Record Date, there were 39,331,425 shares outstanding and entitled to vote. Thus, the holders of at least 19,665,713 shares must be present in person or represented by proxy at the Annual Meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy by mail, over the phone or through the Internet (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, then either the chair of the Annual Meeting or the holders of a majority of the shares present at the Annual Meeting in person or represented by proxy may adjourn the meeting to another date. At any adjourned Annual Meeting at which a quorum is present, any business may be transacted that might have been transacted at the Annual Meeting as originally notified. If the adjournment is for more than 30 days, or if after that adjournment a new record date is fixed for the adjourned Annual Meeting, a notice of the adjourned Annual Meeting shall be given to each stockholder of record entitled to vote at the adjourned Annual Meeting.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be reported in a Current Report on Form 8-K (Form 8-K) that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K with the SEC within four business days after the Annual Meeting, we intend to file a Form 8-K to report the preliminary voting results within four business days after the Annual Meeting and to file an additional Form 8-K (or an amendment to the Form 8-K reporting the preliminary voting results) to report the final voting results within four business days after the final voting results are known to us.

How does the Agreement and Plan of Merger with Boston Scientific Corporation impact the Annual Meeting?

On January 14, 2026, we entered into the Merger Agreement with Boston Scientific Corporation and Merger Sub, pursuant to which Boston Scientific Corporation has agreed to acquire us in the Merger reflecting an enterprise value of approximately $14.5 billion. Under the terms of the Merger Agreement, which has been approved by the board of directors of each of the Company and Boston Scientific Corporation, the transaction values each share of our common stock at $374 per share, with our stockholders having the right to elect, for each share of our common stock held by them, to receive $374 in cash or 3.8721 shares of Boston Scientific Corporation's common stock (valued at $374 based on the volume weighted average price of Boston Scientific Corporation's common stock over the 10 trading days ending January 13, 2026), subject to proration, so that the total transaction consideration is paid approximately 73% in cash and approximately 27% in shares of Boston Scientific's common stock. The Merger is expected to close by the end of 2026, subject to customary closing conditions, including approval by our stockholders and regulatory approvals.

The Merger Agreement must be adopted by the affirmative vote of the holders of a majority of the issued and outstanding Penumbra shares entitled to vote thereon. Penumbra is holding a separate Special Meeting to obtain stockholder approval of the Merger Agreement. Accordingly, no action will be taken at the Annual Meeting with respect to the Merger. Information about the Special Meeting, the Merger, the Merger Agreement and the other business to be considered by stockholders at the Special Meeting is contained in the proxy statement/prospectus filed with the SEC on April 1, 2026.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director, nominee for election as director, or executive officer of Penumbra has any special interest in any matter to be voted upon other than, in the case of our director nominees, their election to the Board of Directors. The Board of Directors knows of no matters to come before the Annual Meeting other than the matters referred to in this Proxy Statement. However, if any other matters should properly come before the meeting, the persons named in the enclosed proxy intend to vote in accordance with their best judgment.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

The Company's Board of Directors is presently comprised of seven members, who are divided into three classes, designated as Class I, Class II and Class III. Class I directors consist of Thomas Wilder and Janet Leeds; Class II directors consist of Arani Bose, M.D., Bridget O'Rourke and Surbhi Sarna; and Class III directors consist of Adam Elsesser and Harpreet Grewal. On May 28, 2025, we filed our Amended and Restated Certificate of Incorporation to declassify the Board over a three-year period beginning at the Annual Meeting. Commencing with the Annual Meeting, each class of directors whose term shall expire shall be elected to hold office for a term expiring the next annual meeting of stockholders and until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal. Commencing with the 2028 annual meeting of stockholders, our Board will no longer be divided into classes.

The Nominating and Corporate Governance Committee of the Board (the NCG Committee) has renominated each of our Class II directors, Dr. Bose and Mses. O'Rourke and Sarna, as nominees for a one-year term expiring at the 2027 annual meeting of stockholders and until their respective successors are duly elected and qualified, or, if sooner, until the director's death, resignation or removal. Each of Dr. Bose and Mses. O'Rourke and Sarna is currently a director of the Company. Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. The three nominees receiving the highest number of affirmative votes will be elected.

Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. If any nominee should become unavailable to serve for any reason, it is intended that votes will be cast for a substitute nominee recommended by the NCG Committee and approved by the Board. We have no reason to believe that Dr. Bose, Ms. O'Rourke or Ms. Sarna will be unable to serve if elected.

Nominees for Director, Continuing Directors, and Persons Chosen to Become Director

The names and ages of the nominees for director, continuing directors, and persons chosen to become director, and their principal occupations, length of service with the Company and Board committee memberships are set forth in the table below.

Name	Age	Director Since	Current Term Expires	Occupation	Independent	AC	CC	NCG
Nominees								
Arani Bose, M.D.	64	June 2004	2026 Annual Meeting	Former Chief Innovator, Penumbra	No	—	—	—
Bridget O'Rourke	58	April 2017	2026 Annual Meeting	Former human resources executive	Yes	C, F	—	M
Surbhi Sarna	40	July 2019	2026 Annual Meeting	Chief Executive Officer and Founder, Collate Software, Inc.	Yes	M	—	M
Continuing Directors								
Adam Elsesser[(1)]	64	June 2004	2027 Annual Meeting	Chief Executive Officer, Penumbra	No	—	—	—
Harpreet Grewal	59	April 2015	2027 Annual Meeting	Chief Executive Officer and Founding Partner, 123G LLC	Yes	—	M	—
Janet Leeds	64	January 2019	2028 Annual Meeting	Administrative Director, Fred Hutchinson Cancer Center	Yes	—	M	C
Thomas Wilder[(2)]	62	January 2017	2028 Annual Meeting	Chief Executive Officer, VS3 Medical, Inc.	Yes	M, F	C	—

AC: Audit Committee	C: Chair
CC: Compensation Committee	M: Member
NCG: Nominating and Corporate Governance Committee	F: Financial Expert

(1) Chairman of the Board.
(2) Presiding Director.

A brief biography of each nominee for director, continuing director, and person chosen to become director is set forth below, which includes information, as of the date of this Proxy Statement, regarding the specific and particular experience, qualifications, attributes or skills of each nominee for director and continuing director that led the NCG Committee to believe that the director should continue to serve on the Board.

Director Nominees

Arani Bose, M.D., co-founded Penumbra in June 2004 and has served as a member of the Board since our inception. Dr. Bose was Chairman of the Board and Chief Medical Officer from 2005 until 2015 and served as Chief Innovator from 2015 until March 2022. Prior to founding Penumbra, Dr. Bose was an Assistant Professor of Radiology and Neurology at New York University (NYU) School of Medicine from 1997 to 2004, where he also had a clinical practice. While at NYU, Dr. Bose co-founded SMART Therapeutics. Dr. Bose received a B.A. from Stanford University and an M.D. from the University of Colorado School of Medicine with residency and fellowships at Yale University School of Medicine and NYU Medical Center.

The Board has nominated Dr. Bose based on his extensive knowledge of the Company and the medical device industry, his training and expertise in interventional radiology and neurology, and his skills and experience in clinical research and device development and commercialization.

Bridget O'Rourke has served on the Board since April 2017. Ms. O'Rourke has held a number of executive and leadership positions over more than twenty years, with expertise across different industries. Most recently, Ms. O'Rourke served as Executive Director of the executive search and consulting practice of O'Rourke & Associates, a boutique firm providing services exclusively for the credit union industry, from July 2016 until May 2017. From August 2008 to June 2016, Ms. O'Rourke was Head of Human Resources at Passport Capital, LLC, a global asset management firm. Prior to Passport Capital, LLC, from 1997 to 2007 Ms. O'Rourke served in various positions in the financial services and executive search industries, including as Executive Search Director at O'Rourke Career Connections, Controller at Sigma Partners, a multi-fund venture capital firm, and Vice President for Citibank Global Asset Management's Alternative Investment Strategies group. From July 1991 to December 1996, Ms. O'Rourke held audit and internal audit consulting positions of increasing responsibility at Coopers & Lybrand (now known as PricewaterhouseCoopers). Ms. O'Rourke received a B.A. from the University of California, Santa Barbara and became a Certified Public Accountant in 1995. She served on the Board of Directors as Vice Chair and was Audit Committee Chair of the San Francisco Fire Credit Union from 2011 through 2020.

The Board has nominated Ms. O'Rourke based on her extensive business and leadership experience, including valuable skills related to human resources management and financial accounting.

Surbhi Sarna has served on the Board since July 2019. Ms. Sarna is CEO and Founder of Collate Software, Inc., a company focused on using artificial intelligence to create and streamline documentation for life science companies. From September 2020 to January 2025, Ms. Sarna served as a General Partner at Y Combinator. In 2011, Ms. Sarna founded nVision Medical Corp (nVision), a healthcare company developing pioneering technology to enable early detection of ovarian cancer, with the intention of fulfilling an unmet clinical need. She led the company from its inception and through its earliest days of product development, funding and initial clinical trials. In April 2018, nVision was acquired by Boston Scientific, and Ms. Sarna led the efforts to commercialize the technology developed by nVision at Boston Scientific through July 2020. Prior to her founding of nVision, Ms. Sarna held a variety of roles in healthcare, including roles at BioCardia and Abbott Vascular. Ms. Sarna also served on the Board of Directors of Biora Therapeutics, Inc. (formerly Progenity, Inc.) from July 2021 to July 2023. Ms. Sarna received a BA from the University of California, Berkeley.

The Board has nominated Ms. Sarna based on her valuable experience as Chief Executive Officer of a pioneering medical device company.

Continuing Directors

Adam Elsesser co-founded Penumbra and has served as Chief Executive Officer and a member of the Board since our inception in June 2004, as Chairman of the Board since January 2015, and as President from January 2015 until August 2019 and again from May 2020 until September 2025. Prior to Penumbra, Mr. Elsesser led SMART Therapeutics, Inc. (SMART Therapeutics), a medical device company focused on devices for neuro-intervention, as its Chief Executive Officer from 2000 to 2002 and, after its acquisition by Boston Scientific Corporation, as President of SMART Therapeutics within Boston Scientific Corporation from 2002 to 2005. Before his work in the medical device industry, Mr. Elsesser was a partner in the law firm of Shartsis Friese LLP. Mr. Elsesser received a B.A. from Stanford University and a J.D. from UC Law San Francisco, formerly Hastings College of the Law.

Mr. Elsesser brings to the Board his extensive knowledge of the Company, the medical device industry and the competitive landscape, as well as his expertise in building and commercializing medical devices.

11

Harpreet Grewal has served on the Board since April 2015. Mr. Grewal is the Founding Partner and CEO of 123G LLC. Through its operator work, 123G LLC works with high-growth companies to execute on defined business outcomes. Previously, Mr. Grewal served as Chief Operating Officer of Volante Technologies Inc., a global provider of software for the integration, processing and orchestration of payments and financial messages, from September 2019 until September 2023, where he also served on the Board of Directors from 2014 to 2020 and served as Executive in Residence from April 2018 to March 2019. From February 2016 through April 2017, Mr. Grewal served as General Manager of Constant Contact, Inc. (Constant Contact), a technology company primarily focused on marketing tools and a wholly-owned indirect subsidiary of Endurance International Group Holdings, Inc. (Endurance). Prior to the acquisition of Constant Contact by Endurance, from 2010 to February 2016, Mr. Grewal served as Executive Vice President and Chief Financial Officer of Constant Contact. In December 2019, Mr. Grewal settled litigation instituted by the SEC alleging that Mr. Grewal violated the antifraud provisions of Section 17(a) of the Securities Act of 1933, as amended (the Securities Act), Section 10(b) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act, and violated, or aided and abetted the violation of, the reporting, record-keeping and internal controls requirements of Section 13(a), Section 13(b)(2)(A) and related rules under the Exchange Act in connection with his position at Constant Contact. Without admitting or denying the SEC's allegations, Mr. Grewal consented to the entry of a Final Judgment that permanently enjoined him from future violations of Section 17(a) of the Securities Act and from aiding and abetting future violations of Section 13(a) or Section 13(b)(2)(A) of the Exchange Act, and required him to pay a fine of $350,000, including a $100,000 civil penalty. From 2008 to 2009, Mr. Grewal worked as an independent consultant to small businesses and early-stage entrepreneurs. From 2006 through 2008, Mr. Grewal was Executive Vice President and Chief Financial Officer of VistaPrint, Ltd. (VistaPrint), a publicly-traded online printing and marketing services company. Prior to VistaPrint, Mr. Grewal was Senior Vice President and Chief Financial Officer of GoldenSource Corporation, a data management company, from 2002 to 2006, Chief Financial Officer of eGain Communications Corporation, a customer engagement services company, from 1999 to 2002, and held various financial and strategic planning positions with PepsiCo, Inc., a publicly-traded food and beverage company, from 1996 to 1999. Mr. Grewal received a B.A. from the University of California, Berkeley and a M.A. from Johns Hopkins University.

Mr. Grewal brings to the Board his extensive business and leadership experience, including financial expertise and strategic planning skills, at a range of high growth companies, both private and public.

Janet Leeds has served on the Board since January 2019. Ms. Leeds has held a number of leadership and consulting roles in academic healthcare settings over more than thirty-five years. Currently, Ms. Leeds serves as an Administrative Director at the Fred Hutchinson Cancer Center. From 2005 to 2009, Ms. Leeds served as the Administrator for the Fred Hutchinson/University of Washington Cancer Consortium. From 2000 to 2005, Ms. Leeds served as the Director of Planning at the Fred Hutchinson Cancer Research Center. From 1996 to 2000, Ms. Leeds served in various positions that were instrumental to the formation and development of the Seattle Cancer Care Alliance. Prior to that, from 1987 to 1995, Ms. Leeds held management consultant positions of increasing responsibility at ECG Management Consultants, where she primarily consulted with academic medical centers. Ms. Leeds received a B.A. from Stanford University and an M.B.A. from the University of Washington.

Ms. Leeds brings to the Board her strong healthcare background with extensive experience in organizational development and governance.

Thomas Wilder has served on the Board since January 2017 and as Presiding Director of the Board since April 2025. Mr. Wilder currently serves as the Chief Executive Officer of VS3 Medical, Inc., a neurovascular company. From August 2017 to September 2023, Mr. Wilder served as the President and Chief Executive Officer of Neuros Medical, Inc., a neuro-modulation company. From February 2010 through July 2016, Mr. Wilder served as the Chief Executive Officer of Sequent Medical, Inc., a company dedicated to the development of innovative catheter-based neurovascular technologies. From April 2006 to 2009, Mr. Wilder served as the President and CEO of PhotoThera, Inc., a company that was developing a unique therapy for acute ischemic stroke patients. From 2002 to 2006, he served as the President and CEO of MicroTherapeutics, Inc. (MTIX), a company also focused on the neurovascular space. Mr. Wilder served in positions of increasing responsibility at Medtronic, Inc. from 1991 through 2002, most recently as Vice President and General Manager of its endovascular stent grafts division. Mr. Wilder began his career in the Financial Statement Audit Practice of Price Waterhouse, where he worked from 1986 to 1989. Mr. Wilder has also served on the Board of Directors of Grey Matter Neurosciences since July 2025. He received a B.A. from Stanford University and an M.B.A. from Northwestern University's Kellogg Graduate School of Management.

Mr. Wilder brings to the Board his valuable experience based on his tenure as Chief Executive Officer at several medical device companies, as well as his tenure as a financial executive at a large medical device company.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" THE ELECTION OF EACH NAMED NOMINEE.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

This section sets forth certain information regarding the Board of Directors and its committees and describes key corporate governance guidelines and practices that we maintain. Complete copies of our Corporate Governance Guidelines, the charters of the committees of the Board and our Code of Business Conduct and Ethics, described below, can be found in the Investors section of our website at www.penumbrainc.com under "Governance." Alternatively, you can request a copy of any of these documents free of charge by writing to: Penumbra, Inc., One Penumbra Place, Alameda, CA 94502, Attention: Secretary. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

BOARD COMPOSITION

Our Board is currently comprised of seven members, who are divided into three classes, designated as Class I, Class II and Class III. Class I directors consist of Janet Leeds and Thomas Wilder, whose terms expire at the 2028 annual meeting of stockholders; Class II directors consist of Arani Bose, M.D., Bridget O'Rourke and Surbhi Sarna, whose terms expire at the Annual Meeting; and Class III directors consist of Adam Elsesser and Harpreet Grewal, whose terms expire at the 2027 annual meeting of stockholders. On May 28, 2025, we filed our Amended and Restated Certificate of Incorporation to declassify the Board over a three-year period beginning at the Annual Meeting. Commencing with the Annual Meeting, each class of directors whose term shall expire shall be elected to hold office for a term expiring the next annual meeting of stockholders and until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal. Commencing with the 2028 annual meeting of stockholders, our Board will no longer be divided into classes.

INDEPENDENCE OF THE BOARD OF DIRECTORS

The Board has affirmatively determined that all of the director nominees and continuing directors, other than Mr. Elsesser and Dr. Bose due to their status as current or former employees of the Company, are independent directors within the meaning of applicable NYSE listing standards and relevant securities and other laws, rules and regulations regarding the definition of "independent" (the Independent Directors). There are no family relationships between any director and any of our executive officers. All members of the Audit Committee of the Board (the Audit Committee), the NCG Committee and the Compensation Committee of the Board (the Compensation Committee) are Independent Directors.

BOARD LEADERSHIP STRUCTURE

The Board believes that it is important to retain the flexibility to allocate the responsibilities of the offices of Board Chair and Chief Executive Officer in any manner that it determines to be in the best interests of the Company at any point in time.

The Board reviews its leadership structure periodically, including as part of its annual self-assessment process. In addition, the Board continues to monitor developments in corporate governance as well as the approaches our peers undertake. Since January 2015, the Board has determined to combine the roles of Board Chair and Chief Executive Officer under the leadership of our co-founder Adam Elsesser. At the present time, the Board believes that this is the most effective leadership structure for Penumbra. We believe that combining the Chief Executive Officer and Board Chair positions helps ensure that the Board and management act with a common purpose. The Board believes that Mr. Elsesser's combined role enables strong leadership, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders. In addition, we believe that a combined Chief Executive Officer and Board Chair is better positioned to act as a bridge between management and the Board, maintaining a regular flow of information. The Board believes that the current board leadership structure, coupled with a strong emphasis on board independence, provides effective independent oversight of management while allowing the Board and management to benefit from Mr. Elsesser's demonstrated senior leadership skills, expertise from years of experience in the medical device industry, and experience and familiarity with our business as co-founder and Chief Executive Officer. Our Independent Directors bring experience, oversight and expertise from outside of our Company, while Mr. Elsesser brings company-specific experience and expertise.

The Board does not have a lead independent director. Our Corporate Governance Guidelines note that all directors are elected by the stockholders and all have an equal voice. The Board, therefore, does not believe it appropriate or necessary in serving the best interests of the Company to designate a lead independent director. The Board Chair and the Chief Executive Officer are free, as is the Board as a whole, to call upon any one or more directors to provide leadership in a given situation should a special need arise.

Pursuant to our Corporate Governance Guidelines, the Independent Directors regularly hold executive sessions in which management and non-Independent Directors do not participate. The Board has designated Thomas Wilder as the Presiding Director to lead such meetings of the Independent Directors. If the designated Presiding Director is not present for a meeting, the other Independent Directors appoint one of their number to act as Presiding Director for such meeting. In addition, the chairs of the Audit Committee, Compensation Committee and NCG Committee have the authority to hold executive sessions without management and non-Independent Directors present.

The Board, including each of its committees, also has complete and open access to any member of the Company's management and the authority to retain independent advisers as the Board or such committee deems appropriate.

ROLE OF THE BOARD IN RISK OVERSIGHT

One of the Board's key functions is informed oversight of the Company's risk management process. The Board believes that its current leadership structure facilitates its risk oversight responsibilities. In particular, the Board believes the majority-independent Board and independent Board committees provide a well-functioning and effective balance to an experienced Board Chair. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through the various standing Board committees that address risks inherent in their respective areas of oversight. For example, the Board acts as the ultimate decision-making body of the Company and advises and oversees management, who are responsible for the day-to-day operations and management of the Company. The Board also oversees the Company's policies, procedures, and strategies in assessing, identifying and managing cybersecurity and environmental risks, and monitors management's implementation of such policies, procedures and strategies. The Audit Committee oversees the Company's accounting and financial reporting processes, including our systems of disclosure controls and procedures and internal control over financial reporting, the performance of our internal audit function, and financial statement audits, monitors compliance with legal and regulatory requirements, and reviews the Company's policies and practices with respect to risk assessment and risk management. The NCG Committee monitors the effectiveness of, and oversees compliance with, our corporate governance guidelines and policies and assesses the overall operation and functioning of the Board and its committees. The Compensation Committee assesses and monitors whether any of our compensation programs, policies or practices has the potential to encourage excessive risk-taking.

It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible. The Company's Executive Vice President, General Counsel and Secretary and Chief Financial Officer coordinate between the Board and management with regard to the determination and implementation of responses to any risk management issues.

MEETINGS OF THE BOARD OF DIRECTORS

The Board oversees our business. It establishes overall policies and standards and reviews the performance of management. During the fiscal year ended December 31, 2025, the Board held eight meetings and took action by unanimous written consent on one occasion. Each Board member attended 75% or more of the aggregate meetings of the Board and of the committees on which he or she served held during the period in 2025 for which he or she was a director or committee member. The Company's directors are encouraged to attend our annual meetings of stockholders, but we do not currently have a policy relating to director attendance. One director attended the Company's 2025 annual meeting of stockholders.

In accordance with NYSE listing standards, the Board typically holds an executive session of Independent Directors, presided over by the Presiding Director, as a part of every regularly scheduled quarterly meeting of the Board.

INFORMATION REGARDING COMMITTEES OF THE BOARD OF DIRECTORS

The Board has a number of committees that perform certain functions for the Board. The current committees of the Board are the Audit Committee, the Compensation Committee, and the NCG Committee. Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. The Board has determined that each member of the Audit Committee, the Compensation Committee, and the NCG Committee meets applicable NYSE listing standards and relevant securities and other laws, rules and regulations regarding "independence" and that each member of the Audit Committee, the Compensation Committee, and the NCG Committee is free of any relationship that would impair his or her individual exercise of independent judgment with regard to our Company in carrying out the responsibilities of a director.

Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58) of the Exchange Act. The Audit Committee was established by the Board to assist the Board in its oversight of the integrity of our financial statements, financial reporting processes and internal controls, the design, implementation and performance of our internal audit function, and our compliance with applicable legal and regulatory requirements. In addition, the Audit Committee assists the Board in its oversight of the qualification, independence and performance of our independent registered public accounting firm and is responsible for the appointment of our independent registered public accounting firm.

The Audit Committee was established in August 2015 and currently consists of three directors: Mses. O'Rourke (Chair) and Sarna and Mr. Wilder. The Audit Committee met five times during 2025 and took action by unanimous written consent on one occasion.

The Audit Committee is governed by a written charter, which was adopted by the Board in August 2015 and amended in February 2020. The Audit Committee charter can be found in the Investors section of our website at www.penumbrainc.com under "Governance." Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The Audit Committee charter grants the Audit Committee authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Audit Committee considers necessary or appropriate in the performance of its duties.

As required by its charter, the Audit Committee conducts a self-evaluation at least annually and reports to the NCG Committee on such evaluation. The Audit Committee also reviews and assesses the adequacy of its charter at least annually and recommends any proposed changes to the Board for approval.

The Board annually reviews the NYSE listing standards' definition of independence for Audit Committee members and has determined that all members of the Audit Committee are "independent" and "financially literate" under the NYSE listing standards and that members of the Audit Committee received no compensation from the Company other than for service as a director. The Board has further determined that each of Ms. O'Rourke and Mr. Wilder qualifies as an "audit committee financial expert," as defined in applicable SEC rules. In making that determination, the Board relied on the past business experience of Ms. O'Rourke and Mr. Wilder, as described above under the heading "*Nominees for Director, Continuing Directors, and Persons Chosen to Become Director.*"

Report of the Audit Committee of the Board of Directors

The Audit Committee reviews the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the preparation and integrity of the consolidated financial statements and the reporting process, including establishing and monitoring the system of internal financial controls. In this context, during fiscal year 2025, the Audit Committee met and held discussions with management and PricewaterhouseCoopers LLP (PwC), the Company's independent registered public accounting firm. Management has represented to the Audit Committee that the Company's consolidated financial statements as of and for the fiscal year ended December 31, 2025 were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the audited financial statements of the Company with management of the Company and with PwC. In addition, the Audit Committee has discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the PCAOB) and the SEC. The Audit Committee has received from PwC the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC the independence of PwC from the Company and its management. The Audit Committee has also concluded that the provision by PwC of non-audit services to the Company in fiscal year 2025 was compatible with PwC's independence. Based on the foregoing, the Audit Committee recommended to the Board, and the Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC. The Audit Committee has also approved the selection of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2026.

The material in this report is not deemed "soliciting material," is not deemed "filed" with the SEC, is not subject to Regulation 14A or 14C, except to the extent provided in Item 407 of Regulation S-K promulgated under the Securities Act (Regulation S-K), or to the liabilities of Section 18 of the Exchange Act, and is not to be incorporated by reference into any filing of Penumbra under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Respectfully submitted on April 24, 2026 by the members of the Audit Committee of the Board of Directors:

Bridget O'Rourke, Chair
Surbhi Sarna
Thomas Wilder

Compensation Committee

The Compensation Committee acts on behalf of the Board to oversee the Company's executive compensation and benefits programs and policies, evaluate executive officer performance and determine executive officer compensation, review and assess risks arising from the Company's employee compensation policies and practices, and review the Company's management succession plan. Among other things, the Compensation Committee is responsible for:

- reviewing and approving the compensation of our executive officers;

- administering our stock and equity incentive plans;

- reviewing and approving, or making recommendations to the Board with respect to, incentive compensation and equity plans in which our executive officers participate;

- reviewing our overall compensation philosophy; and

- reviewing the Company's management succession planning.

The Compensation Committee was established in June 2015 and currently consists of three directors: Messrs. Wilder (Chair) and Grewal, and Ms. Leeds. The Compensation Committee met nine times during 2025. The Board has determined that all members of the Compensation Committee meet the independence requirements applicable to directors and compensation committee members under SEC rules and NYSE listing standards.

The Compensation Committee is governed by a written charter, which was adopted by the Board in August 2015. The Compensation Committee charter can be found in the Investors section of our website at www.penumbrainc.com under "Governance." Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The Compensation Committee charter grants the Compensation Committee sole authority to retain or obtain the advice of a compensation consultant, legal counsel or other adviser, including the authority to approve the consultant's reasonable compensation. The Compensation Committee may select such advisers, or receive advice from any other adviser, only after taking into consideration all factors relevant to that person's independence from management, including those independence factors enumerated by NYSE listing standards.

Under the Compensation Committee charter, the Compensation Committee may, in its discretion, delegate its duties to a subcommittee or to the Chair of the Compensation Committee. In addition, the Compensation Committee may delegate to one or more officers of the Company the authority to grants equity awards to non-Section 16 officer employees of the Company under such of the Company's equity incentive plans as the Compensation Committee deems appropriate and in accordance with the terms of such plans.

As required by its charter, the Compensation Committee conducts a self-evaluation at least annually and reports to the NCG Committee on such evaluation. The Compensation Committee also annually reviews and assesses the adequacy of its charter and recommends any proposed changes to the Board for approval.

In November 2015, the Board created an Equity Award Committee, consisting solely of Mr. Elsesser, our Chairman, Chief Executive Officer and President. The Board and the Compensation Committee have delegated to the Equity Award Committee the authority to grant equity awards under our Amended and Restated 2014 Equity Incentive Plan (the 2014 Equity Incentive Plan) to non-Section 16 officer employees in connection with their commencement of employment or promotion, for retention purposes, or to reward exceptional service, including performance-based awards, and to consultants in connection with provision of services to us, in each case in accordance with the guidelines established by the Board or the Compensation Committee.

Compensation Committee Processes and Procedures

The implementation of our compensation philosophy is carried out under the supervision of the Compensation Committee. The Compensation Committee charter requires that the Compensation Committee meet as often as it determines is appropriate to carry out its responsibilities under the charter. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with management and the Compensation Committee's compensation consultant. Our Chief Executive Officer (who also serves on the Board), our Chief Financial Officer, our Executive Vice President, General Counsel and Secretary, our President, and our Chief Accounting Officer, in addition to the Compensation Committee's compensation consultant, may attend portions of Compensation Committee meetings for the purpose of providing analysis and information to assist the Compensation Committee on various compensation matters. None of our executive officers participated in the discussion or decisions of the Compensation Committee regarding his or her own 2025 compensation.

Since August 2015, the Compensation Committee has engaged Compensia, Inc. (Compensia) as an independent adviser to the Compensation Committee. For 2025, Compensia conducted analysis and provided information and advice on, among other things, the Company's executive compensation programs and the development of the Company's compensation peer group. Compensia reports directly to the Compensation Committee, which retains sole authority to direct the work of and engage Compensia.

In February 2026, the Compensation Committee, taking into account the various factors prescribed by the NYSE regarding the independence of compensation consultants, reaffirmed the independence of Compensia as a compensation adviser.

For additional information regarding the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, including the role of Compensia, see the section below entitled "*Compensation Discussion and Analysis*."

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during 2025 were Messrs. Wilder (Chair) and Grewal, Ms. Leeds, and Don Kassing, who retired from the Board effective April 1, 2025. None of these directors has ever been an officer or employee of us or any of our subsidiaries. None of our executive officers currently serves, or served during 2025, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of the Board or the Compensation Committee. No director that served on the Compensation Committee during 2025 had any relationship requiring disclosure by us under Item 404 of Regulation S-K.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained herein with management, and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

The material in this report is not deemed "soliciting material," is not deemed "filed" with the SEC, is not subject to Regulation 14A or 14C, except to the extent provided in Item 407 of Regulation S-K, or to the liabilities of Section 18 of the Exchange Act, and is not to be incorporated by reference into any filing of Penumbra under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Respectfully submitted on April 24, 2026 by the members of the Compensation Committee of the Board of Directors:

Thomas Wilder, Chair
Harpreet Grewal
Janet Leeds

Equity Compensation Plan Information

The following table provides certain information with respect to all of Penumbra's equity compensation plans as of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	524,777 [1]	$158.30 [3]	6,134,183 [4][5]
Equity compensation plans not approved by stockholders	—	—	—
Total	524,777 [2]	$158.30 [3]	6,134,183

(1) Amount does not include any shares of common stock issuable under our Employee Stock Purchase Plan (the ESPP). The Company issues shares under the ESPP once every six months based on employee contributions in the preceding six months. Pursuant to the terms of the ESPP, the number of shares to be issued and the price per share is not determined until immediately before the date of issuance.

(2) As of December 31, 2025, the weighted-average remaining term of the 5,376 options outstanding was 3.96 years.

(3) Excludes restricted stock units (RSUs), which have no exercise price.

(4) Includes 5,543,059 shares available for future issuance under the 2014 Equity Incentive Plan and 591,124 shares available for future issuance under the ESPP.

(5) Effective January 1, 2019, the number of shares available for issuance under the 2014 Equity Incentive Plan and the ESPP increased by 1,730,115 shares and 346,023 shares, respectively, in each case pursuant to automatic increase provisions contained in the respective plans. However, due to the fact that the Company (i) had not registered the offering of such shares under the Securities Act as of December 31, 2025, (ii) has not registered the offering of such shares under the Securities Act since December 31, 2025, and (iii) has no current plans to register the offering of such shares under the Securities Act or issue such shares under the 2014 Equity Incentive Plan or the ESPP, respectively, the Company deems such shares to not be available for issuance under the 2014 Equity Incentive Plan and the ESPP, respectively, as of December 31, 2025.

Nominating and Corporate Governance Committee

The NCG Committee is generally responsible for identifying qualified Board candidates, recommending director nominees and appointments to Board committees, evaluating Board performance, overseeing director compensation and developing, recommending to the Board and overseeing compliance with our corporate governance guidelines and policies. To that end, the NCG Committee is responsible for, without limitation:

- identifying and recommending candidates for membership on the Board;

- recommending directors for appointment to Board committees;

- reviewing and recommending to the Board the compensation of our directors;

- developing and recommending to the Board our corporate governance guidelines and policies;

- overseeing compliance with our Corporate Governance Guidelines and Code of Business Conduct and Ethics;

- overseeing the process of evaluating the performance of the Board;

- reviewing related party transactions;

- overseeing our director education programs; and

- assisting the Board on other corporate governance matters.

A detailed discussion of the NCG Committee's procedures for recommending candidates for election as a director appears below under the section entitled "*Procedures of the Nominating and Corporate Governance Committee.*"

The NCG Committee was established in August 2015 and currently consists of three directors: Mses. Leeds (Chair), O'Rourke and Sarna. The NCG Committee met six times during 2025. The Board has determined that all members of our NCG Committee meet the independence requirements applicable to directors and nominating and corporate governance committee members under SEC rules and NYSE listing standards.

The NCG Committee is governed by a written charter, which was adopted by the Board in August 2015. The NCG Committee charter can be found in the Investors section of our website at www.penumbrainc.com under "Governance." Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The NCG Committee charter complies with the guidelines established by the NYSE. The charter of the NCG Committee grants the NCG Committee authority to retain and terminate any advisers, including search firms to identify director candidates, compensation consultants as to director compensation and legal counsel, including sole authority to approve all such advisers' fees and other retention terms.

As required by its charter, the NCG Committee conducts a self-evaluation at least annually. The NCG Committee also periodically reviews and assesses the adequacy of its charter and recommends any proposed changes to the Board for approval.

Procedures of the Nominating and Corporate Governance Committee

In connection with nominating directors for election at the Annual Meeting and periodically throughout the year, the NCG Committee considers the composition of the Board and each committee of the Board to evaluate its effectiveness and whether or not changes should be considered to either the Board or any of the committees. In support of this process, the Board has determined that the Board as a whole must have the right mix of characteristics and skills for the optimal functioning of the Board in its oversight of our Company. The NCG Committee considers the following factors and qualifications:

- the appropriate size and the mix of characteristics and skills of the Board;

- the needs of the Board with respect to the particular talents and experience of its directors;

- the knowledge, skills, and experience of nominees, including experience in the industry in which the Company operates, business, finance, management or public service, in light of prevailing business conditions, and the knowledge, skills and experience already possessed by other members of the Board;

- familiarity with domestic and international business matters;

- legal and regulatory requirements; and

- experience with accounting rules and practices.

Pursuant to the NCG Committee charter, the NCG Committee periodically reviews the composition of the Board in light of the current challenges and needs of the Board and the Company, and determines whether it may be appropriate to add or remove individuals after considering issues of judgment, skills, background and experience. The NCG Committee is sensitive to the importance of nominating persons with different perspectives and experience to enhance the deliberation and decision-making processes of the Board.

Once the NCG Committee and the Board determine that it is appropriate to add a new director, either as a replacement or as a new position, the NCG Committee uses a flexible set of procedures in selecting individual director candidates. This flexibility allows the NCG Committee to adjust the process to best satisfy the objectives it is attempting to accomplish in any director search. The first step in the process is to identify the type of candidate the NCG Committee may desire for a particular opening, including establishing the specific target skill areas, experiences and backgrounds that are to be the focus of a director search. The NCG Committee may consider candidates recommended by management, by other members of the NCG Committee, by the Board, by stockholders, or it may engage a third party to conduct a search for possible candidates based on criteria specified by the NCG Committee. In considering candidates submitted by stockholders, the NCG Committee will take into consideration the needs of the Board and the qualifications of the candidate.

In order for a stockholder to have a candidate considered by the NCG Committee, a stockholder should submit a written recommendation that includes (A) as to each person whom the stockholder proposes to nominate for election or reelection as director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (2) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Company including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Company, and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made: (1) the name and address of such stockholder (as they appear on the Company's books) and any such beneficial owner; (2) for each class or series, if any, the number of shares of capital stock of the Company that are held of record or are beneficially owned by such stockholder and by any such beneficial owner; (3) a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination; (4) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner or any such nominee with respect to the Company's securities; (5) a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination before the meeting; (6) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Company's outstanding capital stock required to elect such nominee and/or (ii) otherwise solicit proxies from stockholders in support of such nomination; and (7) any other information relating to such stockholder, beneficial owner, if any, or director nominee that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee pursuant to Section 14 of the Exchange Act. Stockholder recommendations should be addressed to the NCG Committee in care of our Secretary at the address set forth below under the section entitled "*Stockholder Communications with the Board of Directors*."

In 2022, we amended the Bylaws to permit eligible stockholders to nominate candidates for election to the Board in accordance with procedures providing for proxy access (the Proxy Access Bylaw). The Proxy Access Bylaw may be used by an eligible stockholder, or a group of up to 20 eligible stockholders, which has continuously owned at least 3% of the outstanding shares of our common stock throughout the three-year period preceding and including the date of submission of the proxy access notice, and which continues to hold the qualifying minimum number of shares through the date of the applicable annual meeting of stockholders, so long as the eligible stockholder(s) and the director nominee(s) satisfy the requirements specified in the Proxy Access Bylaw. The Proxy Access Bylaw further provides that an eligible stockholder, or a group of eligible stockholders, may nominate up to the greater of (i) 25% of the total number of directors who are members of the Board as of the last day on which a proxy access notice may be submitted, rounded down to the nearest whole number, or (ii) two directors, subject to reduction in the event a director has been elected to the Board through proxy access at one of the three immediately preceding annual meetings of our stockholders and whose reelection at such annual meeting is being recommended by the Board.

Once candidates are identified, the NCG Committee conducts an evaluation of qualified candidates. The evaluation generally includes interviews and background and reference checks. There is no difference in the evaluation process of a candidate recommended by a stockholder as compared to the evaluation process of a candidate identified by any of the other means described above. In identifying and evaluating potential nominees to serve as directors, the NCG Committee will examine each nominee on a case-by-case basis regardless of who recommended the nominee and take into account all factors it considers appropriate.

If the NCG Committee determines that a candidate should be nominated as a candidate for election to the Board, the candidate's nomination is then recommended to the Board, and the Board may in turn conduct its own review to the extent it deems appropriate. When the Board has agreed upon a candidate, such candidate is recommended to the stockholders for election at an annual meeting of stockholders or appointed as a director by a vote of the Board, as appropriate.

Each of the current Class II directors has been recommended by the NCG Committee to the Board for reelection as a Class II director at the Annual Meeting, and the Board has approved such recommendations.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Our relationship with our stockholders is an important part of our corporate governance program. Engaging with our stockholders helps us to understand how they view us, to set goals and expectations for our performance, and to identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. Our stockholder and investor outreach practices include investor road shows, analyst meetings, and investor conferences and meetings. We also communicate with stockholders and other stakeholders through various media, including our annual report to stockholders, SEC filings, news releases, and our website. Our conference calls in connection with quarterly earnings releases are open to the public in real time and available as archived webcasts on our website for at least two weeks following the completion of the call.

The Board maintains a process for stockholders and other interested parties to send communications to the Board or any director(s), including the Presiding Director. All such communications should be sent by mail addressed to the Board or any particular director(s) (including the Presiding Director) at One Penumbra Place, Alameda, CA 94502, c/o Secretary of Penumbra, Inc. All communications received by the Secretary will be sent directly to the Board or the relevant director(s).

CODE OF BUSINESS CONDUCT AND ETHICS

The Board maintains a Code of Business Conduct and Ethics that applies to all employees and directors, including our principal executive officer, principal financial officer, principal accounting officer, other executive officers, and other senior financial personnel. A copy of our Code of Business Conduct and Ethics is available on the Investors section of our website at www.penumbrainc.com under "Governance." Information on or accessible through our website is not incorporated by reference in this Proxy Statement. If we make any substantive amendment to a provision of our Code of Business Conduct and Ethics that applies to, or grant any waiver from a provision of our Code of Business Conduct and Ethics to, our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will promptly disclose the date and nature of the amendment or waiver (including the name of the person to whom the waiver was granted) on our website in accordance with the requirements of Item 5.05 of Form 8-K.

NON-EMPLOYEE DIRECTOR STOCK OWNERSHIP GUIDELINES

Our Corporate Governance Guidelines include stock ownership guidelines for our non-employee directors, which the Board considers an important tool in aligning the interests of our non-employee directors with the long-term interests of our stockholders.

Under the stock ownership guidelines for non-employee directors approved by the Board in April 2017, our non-employee directors are expected to hold shares of the Company's common stock with a dollar value equal to at least three times (3x) the non-employee director annual cash retainer (the Ownership Requirement). The NCG Committee measures compliance with the Ownership Requirement as of the last business day of each calendar year (the Determination Date), based on the adjusted closing price of our common stock as reported by the NYSE on the Determination Date. When a non-employee director is newly appointed to the Board, that director shall have a period of three years to accumulate the shares required to satisfy the Ownership Requirement. In addition, in the event the non-employee director annual cash retainer increases, the NCG Committee may recommend an appropriate period of time for each non-employee director to acquire any additional shares needed to satisfy the Ownership Requirement.

For purposes of determining compliance with the Ownership Requirement, the following shares are treated as owned: (i) shares of our common stock owned individually, either directly or indirectly, including shares underlying unvested restricted stock awards or RSUs; and (ii) shares of our common stock owned jointly or separately by a spouse, domestic partner and/or minor children. No other rights to acquire shares of our common stock (including stock options or similar rights) are considered shares of our common stock owned for purposes of meeting the Ownership Requirement.

Should a non-employee director fail to comply with the Ownership Requirement at any Determination Date, the NCG Committee, in its sole discretion, may review and address any such shortfall in ownership as it deems appropriate.

As of December 31, 2025, each of our non-employee directors met the Ownership Requirement.

The Board also maintains stock ownership guidelines for our Chief Executive Officer. These requirements are discussed in greater detail below under the section entitled "*Executive Compensation—Compensation Discussion and Analysis—Other Compensation-Related Policies—Stock Ownership Guidelines*."

INSIDER TRADING POLICIES AND PROCEDURES

The Board maintains insider trading policies and procedures governing the purchase, sale, or other disposition of the Company's securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and NYSE listing standards. A copy of the Company's Statement of Policy Concerning Trading in Company Securities (the Securities Trading Policy), which was adopted by the Board in August 2015 and most recently amended in February 2023, was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Although the Board has not adopted any formal written policies or procedures governing the purchase, sale, or other disposition of the Company's securities by the Company itself, it is the Company's policy to comply with applicable securities and state laws, including insider trading laws, and NYSE listing standards when engaging in transactions in the Company's securities.

ANTI-HEDGING AND ANTI-PLEDGING POLICY

The Board maintains a formal anti-hedging and anti-pledging policy for our employees (including our executive officers) and directors. Under the Securities Trading Policy, our employees (including our executive officers) and directors are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company's equity securities, or pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

In 2021, we issued a Report on People, Products, Governance and Environmental Issues, which highlights Penumbra's efforts in those areas and has been updated periodically. A copy of our current Report on People, Products, Governance and Environmental Issues is available on the Investors section of our website at www.penumbrainc.com. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

ADOPTION OF PROXY ACCESS

In 2022, our Board adopted the Proxy Access Bylaw, which permits eligible stockholders to nominate candidates for election to our Board and to include such nominees in the Company's proxy statement and on its proxy card for any annual meeting of stockholders in accordance with the procedures set forth in the Proxy Access Bylaw. The Proxy Access Bylaw may be used by an eligible stockholder, or a group of up to 20 eligible stockholders, which has continuously owned at least 3% of the outstanding shares of our common stock throughout the three-year period preceding and including the date of submission of the proxy access notice, and which continues to hold the qualifying minimum number of shares of common stock through the date of the applicable annual meeting of stockholders, provided that the eligible stockholder(s) and the director nominee(s) satisfy the requirements specified in the Proxy Access Bylaw. The Proxy Access Bylaw further provides that an eligible stockholder, or a group of eligible stockholders, may nominate up to the greater of (i) 25% of the total number of directors who are members of our Board as of the last day on which a proxy access notice may be submitted, rounded down to the nearest whole number, or (ii) two directors, subject to reduction in the event a director has been elected to our Board through proxy access at one of the three immediately preceding annual meetings of our stockholders and whose reelection at such annual meeting is being recommended by the Board. See "*When are stockholder proposals for inclusion in our proxy statement for next year's annual meeting due?*" above for additional information regarding the Proxy Access Bylaw and deadlines for the 2027 annual meeting of stockholders.

RELATED PARTY TRANSACTIONS

Our NCG Committee has primary responsibility for reviewing and approving in advance or ratifying all related party transactions. Additionally, the Board reviews all identified related party transactions on a quarterly basis. In conformance with SEC regulations, we define related persons to include our executive officers, our directors and nominees to become a director of our Company, any person who is known to us to be the beneficial owner of more than 5% of any class of our voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity for which any of the foregoing persons serves as an executive officer or is a general partner or in which such person has a 10% or greater beneficial ownership interest.

We have several processes that we use to ensure that we identify and review all related party transactions. First, each director, director nominee and executive officer is required to notify our Corporate Secretary of any transaction involving the Company and a related person. Second, each year, we require our directors and executive officers to complete director and officer questionnaires identifying the director or executive officer's related parties and any transactions with us in which the director or executive officer or his or her family members have an interest. Third, each quarter, the Company performs a review of contracts, including employment offers, entered into and financial transactions conducted during the quarter to ensure that all transactions with related parties are identified. Our Corporate Secretary will then present any new related party transactions to the NCG Committee at its next regularly scheduled meeting.

The NCG Committee reviews related party transactions due to the potential for such transactions to create a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. The NCG Committee will not approve or ratify a related person transaction unless it first determines that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its stockholders. In reviewing the transaction or proposed transaction, the NCG Committee considers all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to the Company, opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest, and the actual or apparent conflict of interest of the related person.

Our Related Person Transaction Policy can be found in the Investors section of our website at www.penumbrainc.com under "Governance." Information on or accessible through our website is not incorporated by reference into this Proxy Statement.

Since January 1, 2025, there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our common stock, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than as described below:

- Aidan Elsesser, the son of Adam Elsesser, our Chairman and Chief Executive Officer, is a non-executive employee of Penumbra and received employment compensation in excess of $120,000 in 2025, and we expect that such employee will receive employment compensation in excess of $120,000 in 2026.

- The spouse of Ms. Narayan, our President, is the Founder and Chief Executive Officer of N28 Technologies Inc. (N28), an information technology (IT) service provider. The Company and N28 have entered into a series of commercial agreements relating to IT services provided by N28 in connection with certain of the Company's IT projects and initiatives, and the parties may enter into additional agreements in the future. The total aggregate value of payments made by the Company to N28 under these agreements since January 1, 2025 amounts to approximately $0.4 million.

DIRECTOR COMPENSATION

Our directors play a critical role in guiding our strategic direction and overseeing the management of Penumbra. The many responsibilities and risks and the substantial time commitment of being a director require that we provide adequate compensation commensurate with our directors' workload and opportunity costs. Our non-employee directors receive compensation in the form of an annual cash retainer and initial and annual refresh grants of RSUs, as described in greater detail below. Mr. Elsesser, who also serves as an employee of the Company, receives no separate compensation for his service as a director. For information regarding the compensation we pay to Mr. Elsesser and our other named executive officers, please see the section below entitled "*Executive Compensation*."

Under our director compensation policy in effect for 2025, which was approved by the Board in October 2024, following input from Compensia and upon the recommendation of the NCG Committee, each non-employee director was eligible to receive an annual cash retainer of $60,000, and members of the Board's committees were eligible to receive an additional annual cash retainer (payable at the same time as the non-employee director annual cash retainer) in the following amounts:

Committee	Chair	Member
Audit	$25,000	$10,000
Compensation	$18,250	$7,500
Nominating and Corporate Governance	$15,000	$5,000

The Company does not compensate Board members on a per meeting basis. Each non-employee director was also eligible to receive an annual grant of RSUs in an amount equal to three and one-third times the non-employee director annual cash retainer of $60,000, divided by the adjusted closing price of Penumbra's common stock on the date of grant, rounded up or down to the nearest whole share. The annual RSU grants vest in equal quarterly installments on the last day of each calendar quarter of the applicable year, beginning on the last day of the calendar quarter in which the grants are made (new directors receive a prorated annual RSU grant), subject in each case to the applicable director's continued service on the Board through the applicable vesting date.

On February 14, 2025, each of our non-employee directors received an annual grant of 744 RSUs under the 2014 Equity Incentive Plan, which awards vested in four equal quarterly installments on the last day of each calendar quarter of 2025. No new directors joined our Board in 2025.

The following table lists actual compensation paid to each of our non-employee directors for 2025.

2025 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Harpreet Grewal	67,500	199,890	267,390
Janet Leeds	82,500	199,890	282,390
Bridget O'Rourke	90,000	199,890	289,890
Surbhi Sarna	75,000	199,890	274,890
Thomas Wilder	88,250	199,890	288,140
Arani Bose	60,000	199,890	259,890

(1) Director fees are generally paid quarterly in arrears. Accordingly, director fees earned in the fourth quarter of 2025 were paid in early 2026.

(2) The amounts in this column reflect the aggregate grant date fair value of the stock awards granted to our non-employee directors computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Topic 718, *Compensation - Stock Compensation* (excluding the effect of estimated forfeitures). The grant date fair value of the annual RSU grants for non-employee directors was measured based on the closing price of Penumbra's common stock on February 14, 2025 ($268.67). For the assumptions used in determining these grant date fair values, see Notes 2 and 11 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 25, 2026. None of our directors held any unvested awards as of December 31, 2025.

PROPOSAL NO. 2: RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR PENUMBRA

On April 24, 2026, the Audit Committee selected PricewaterhouseCoopers LLP (PwC) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026. Representatives of PwC plan to attend the Annual Meeting and will be available to answer appropriate questions from stockholders. They will have the opportunity to make a statement if they desire to do so.

On March 17, 2024, following the completion of a process to review the appointment of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, the Audit Committee selected PwC as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, and dismissed Deloitte & Touche LLP (Deloitte) as the Company's independent registered public accounting firm. Deloitte's report on the Company's consolidated financial statements as of and for the fiscal year ended December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2023, and the subsequent interim period through March 17, 2024, there were: (i) no "disagreements" within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference thereto in their reports; and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal year ended December 31, 2023, and the subsequent interim period through March 17, 2024, neither the Company nor anyone on its behalf consulted with PwC regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a "disagreement" within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any "reportable event" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Neither the Bylaws nor other governing documents or applicable law require stockholder ratification of the selection of PwC as our independent registered public accounting firm. However, the Board is submitting the selection of PwC to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Board will reconsider whether or not to retain PwC. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Board determines that such a change would be in the best interest of the Company and our stockholders.

Independent Registered Public Accounting Firm Fee Information

The following is a summary of the services provided by PwC to the Company for fiscal years 2025 and 2024 and related fees billed in connection therewith:

Description of Services Provided by PwC		Fiscal Year Ended December 31,		
		2025		2024
Audit Fees[1]	$	2,518,500	$	2,106,691
Audit-Related Fees	$	—	$	—
Tax Fees	$	—	$	—
All Other Fees[2]	$	2,000	$	2,000
TOTAL	$	2,520,500	$	2,108,691

(1) Audit fees for PwC for fiscal years 2025 and 2024 were for professional services rendered in connection with the audits of our financial statements and of our internal control over financial reporting and the review of our interim financial statements, and for services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

(2) All Other fees for PwC for fiscal years 2025 and 2024 were for the license of software.

Pursuant to its charter, the Audit Committee is required to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, as well as all associated fees and terms, pursuant to pre-approval policies and procedures established by the Audit Committee. The Audit Committee may delegate its authority to pre-approve services to one or more committee members, provided that such member(s) present any such approvals to the full Audit Committee at the next Audit Committee meeting. The Audit Committee evaluates our independent registered public accounting firm's qualifications, performance and independence, and presents its conclusions to the full Board, on at least an annual basis.

All of the services provided by PwC for fiscal years 2025 and 2024, as well the fees for such services described above, were pre-approved by the Audit Committee in accordance with these standards.

Approval of this proposal requires the affirmative vote of a majority of shares cast by the holders of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will not count as votes cast on this proposal and therefore will not affect the outcome of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL NO. 2.

PROPOSAL NO. 3: ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Background and Purpose of Proposal

In accordance with rules promulgated pursuant to Section 14A of the Exchange Act, stockholders are being asked to approve, on an advisory and non-binding basis, the compensation of the Company's NEOs (as defined below) as disclosed in this Proxy Statement. This is commonly referred to as a "Say-on-Pay" proposal. This advisory vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's NEOs and the related philosophy, policies and practices described in this Proxy Statement. At the 2023 annual meeting of stockholders, our stockholders expressed the preference that we hold an advisory vote on NEO compensation each year. The Board affirmed the stockholders' preference and will hold Say-on-Pay votes on an annual basis until the next required stockholder vote on Say-on-Pay frequency, which is scheduled to be held at the 2029 annual meeting of stockholders.

The compensation of the Company's NEOs subject to this advisory vote is disclosed in this Proxy Statement under the section entitled "*Executive Compensation*," including the "*Compensation Discussion and Analysis*" and the compensation tables and related narrative disclosure that follow it. As described in detail in these disclosures, the Company's compensation philosophy is to maintain a transparent and simple executive compensation program that fosters an ownership mentality by emphasizing targeted long-term equity compensation coupled with cash compensation solely in the form of a base salary. Please read the section below entitled "*Executive Compensation— Compensation Discussion and Analysis*" and the compensation tables and related narrative disclosure that follow it for additional information regarding the Company's 2025 executive compensation program, including information about the 2025 compensation of the Company's NEOs.

Accordingly, the Board is asking the stockholders to indicate their support for the compensation of the Company's NEOs as described in this Proxy Statement by casting a non-binding advisory vote "FOR" the following resolution:

"**RESOLVED,** that the compensation paid to the Company's NEOs for fiscal 2025, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion and any related material, is APPROVED."

The "*Executive Compensation—Compensation Discussion and Analysis*" section of this Proxy Statement contains more information on the Company's executive compensation program and we urge you to read it carefully before casting your vote on this proposal. Because the vote is advisory, it is not binding on the Company, the Board or the Compensation Committee. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to our management, the Board and the Compensation Committee. Our management, Board and Compensation Committee all intend to consider the results of this vote in making future determinations regarding our executive compensation arrangements and the Company's executive compensation program, policies and practices.

Advisory approval of this proposal requires the affirmative vote of a majority of shares cast by the holders of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. Abstentions and broker non-votes will not count as votes cast on this proposal and therefore will not affect the outcome of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL NO. 3.

OTHER INFORMATION RELATED TO PENUMBRA, ITS DIRECTORS AND EXECUTIVE OFFICERS

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information known to us regarding beneficial ownership of our common stock as of March 31, 2026 by:

- each person known by us to be the beneficial owner of more than 5% of any class of our voting securities;

- each of our named executive officers;

- each of our directors; and

- all current executive officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2026 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person or any group including such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to the tables below and subject to applicable community property laws, to our knowledge the persons or entities named in the tables below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The tables below are based upon information furnished to us by our executive officers, directors and principal stockholders and Schedules 13G (or amendments thereto) filed with the SEC.

Unless otherwise indicated, the mailing address of each of the stockholders below is c/o Penumbra, Inc., One Penumbra Place, Alameda, California 94502.

Principal Stockholders

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock[1]
5% stockholders		
BlackRock, Inc.[2]	4,000,277	10.2%

(1) Based on 39,324,966 shares of common stock outstanding on March 31, 2026.

(2) Beneficial ownership is as of December 31, 2023 and is based solely on information contained in the Schedule 13G/A filed with the SEC on January 24, 2024 by BlackRock, Inc. (BlackRock). BlackRock, in its capacity as a parent holding company or control person for various subsidiaries, may be deemed to beneficially own the indicated shares and has sole dispositive power over 4,000,277 shares and sole voting power over 3,904,686 shares. BlackRock reported its beneficial ownership on behalf of itself and the following direct and indirect subsidiaries and affiliates: BlackRock Life Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, and BlackRock Fund Managers Ltd.

BlackRock Fund Advisors, a wholly-owned subsidiary of BlackRock, is the beneficial owner of 5% or greater of our outstanding common stock.

The address for BlackRock is 50 Hudson Yards, New York, NY 10001.

Directors and Executive Officers

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock[1]
Directors and Named Executive Officers		
Adam Elsesser[2]	760,042	1.9%
Arani Bose, M.D.[3]	259,167	*
Harpreet Grewal	8,377	*
Janet Leeds	6,197	*
Bridget O'Rourke	5,520	*
Surbhi Sarna	3,851	*
Thomas Wilder[4]	4,653	*
Johanna Roberts	51,384	*
Lambert Shiu[5]	27,661	*
Maggie Yuen[6]	10,031	*
Shruthi Narayan	8,307	*
All executive officers and directors as a group (11 persons)	1,139,814	2.9%

* Represents less than 1% of Penumbra's outstanding common stock.

(1) Based on 39,324,966 shares of common stock outstanding on March 31, 2026.

(2) Mr. Elsesser has (i) sole voting and dispositive power with respect to 13,332 shares held by Mr. Elsesser and (ii) shared voting and dispositive power with respect to 746,710 shares held by the Siegel/Elsesser Revocable Trust, for which Mr. Elsesser acts as Co-Trustee with his wife.

(3) Dr. Bose has (i) sole voting and dispositive power with respect to 147 shares held by Dr. Bose and (ii) shared voting and dispositive power with respect to 259,020 shares held by Bose Family Holdings II, LLC.

(4) Mr. Wilder has (i) sole voting and dispositive power with respect to 147 shares held by Mr. Wilder, and (ii) shared voting and dispositive power with respect to 4,506 shares held by the Thomas and Catharine Wilder Family Trust dated March 31, 2006, for which Mr. Wilder acts as Co-Trustee with his wife.

(5) Mr. Shiu has (i) sole voting and dispositive power with respect to 27,361 shares held by Mr. Shiu and (ii) shared voting and dispositive power with respect to 300 shares held by Mr. Shiu's spouse in an individual retirement account.

(6) Ms. Yuen has sole voting and dispositive power with respect to (i) 4,655 shares held by Ms. Yuen, and (ii) 5,376 shares issuable upon the exercise of stock options held by Ms. Yuen that are exercisable within 60 days of March 31, 2026.

Executive Officers

The following table sets forth certain information concerning our executive officers as of March 31, 2026.

Name	Age	Position with Penumbra
Adam Elsesser	64	Chief Executive Officer
Johanna Roberts	54	Executive Vice President, General Counsel and Secretary
Lambert Shiu	46	Chief Accounting Officer
Maggie Yuen	54	Chief Financial Officer
Shruthi Narayan	41	President

There are no family relationships between any of our directors and any of our executive officers.

Mr. Elsesser's biography can be found with the biographies of the other members of the Board beginning on page 10 of this Proxy Statement. Biographies for our other executive officers are below.

Johanna Roberts joined Penumbra in 2014. She served as Vice President and Deputy General Counsel from July 2015 until her promotion to Executive Vice President, General Counsel and Secretary in September 2018. Prior to joining Penumbra, Ms. Roberts had fifteen years' experience working for several law firms, including Morrison & Foerster LLP in San Francisco. Ms. Roberts received a B.A. from Dartmouth College and J.D. from Harvard Law School.

Lambert Shiu joined Penumbra in 2015, serving as Director of Finance, then as Vice President, Finance and Accounting until his promotion to Chief Accounting Officer in December 2019. Prior to joining Penumbra, Mr. Shiu worked for PricewaterhouseCoopers LLP (PwC), an accounting firm, for over 13 years. He worked on a variety of teams during his tenure at PwC, each role increasing in levels of responsibility and management and spent two years in their National Office. Mr. Shiu is a Certified Public Accountant in California and received a B.A. from the University of California, Davis.

Maggie Yuen joined Penumbra as Chief Financial Officer in December 2019. Prior to joining Penumbra, Ms. Yuen spent more than 20 years driving scalable finance organizations, processes and infrastructure in the Manufacturing, Medical Devices, and Life Science industries. She served as Vice President of Finance of the Genetic Science Division within Thermo Fisher Scientific, Inc. (NYSE: TMO) (Thermo Fisher), a business focused on instrument platforms, cloud-based software, content and services, from 2016 to 2019. In her role, Ms. Yuen directed finance operations, strategic planning and business development activities, among a number of other executive functions. Prior to Thermo Fisher, Ms. Yuen held leadership positions with increasing responsibility at Mirion Technologies (from 2012 to 2016), and senior finance roles at Boston Scientific (NYSE: BSX) (from 2007 to 2010), Glu Mobile (Nasdaq: GLUU) (from 2004 to 2007), and Johnson & Johnson (NYSE: JNJ) (from 2001 to 2004). Ms. Yuen has also served on the Board of Directors of AtriCure, Inc. (Nasdaq: ATRC) since June 2021. Ms. Yuen received an MAcc and M.B.A. from the Weatherhead School of Management and a B.S. from Case Western Reserve University.

Shruthi Narayan joined Penumbra in 2013, serving as a product manager starting off on the Stroke franchise, then transitioning to help build the Peripheral Vascular division and commercialize Penumbra's vascular portfolio of embolization and thrombectomy products globally. In September 2023, Ms. Narayan was promoted to EVP and General Manager, Interventional, and also served as President, Interventional from January 2025 until her appointment as President of Penumbra in September 2025. Prior to joining Penumbra, Ms. Narayan worked for Medtronic, Inc. in engineering, regulatory affairs and then in the cardiovascular sales organization. Ms. Narayan received a B.S. in Electrical Engineering from Anna University, India and a M.S. in Biomedical Engineering from University of Southern California, with a focus on Medical Device Commercialization.

Legal Proceedings

There are no material legal proceedings in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis (CD&A) provides information about our 2025 compensation program for the individuals who served as our principal executive officer and principal financial officer and our other executive officers, in each case during the year ended December 31, 2025, or our named executive officers (whom we refer to as our NEOs), each of whose compensation is set forth in the Summary Compensation Table and the other compensation tables included in this Proxy Statement. For 2025, our NEOs were:

- Adam Elsesser, our Chairman, Chief Executive Officer and former President[1];

- Maggie Yuen, our Chief Financial Officer;

- Johanna Roberts, our Executive Vice President, General Counsel and Secretary;

- Lambert Shiu, our Chief Accounting Officer; and

- Shruthi Narayan, our President[2].

_____

[1] Mr. Elsesser ceased serving as President effective September 1, 2025.

[2] Ms. Narayan was appointed as President effective September 1, 2025.

This CD&A also discusses our executive compensation philosophy; decisions involving our executive team, including our NEOs, with respect to compensation paid for 2025; the role of Compensia, our independent compensation consultant; the individual components of our executive compensation program; and certain other policies affecting executive compensation at Penumbra.

Other than as expressly referenced herein, this "Compensation Discussion and Analysis" does not describe any special compensation that may be payable to our NEOs in connection with the pending Merger with Boston Scientific Corporation, which is described in the definitive merger proxy filed with the SEC on April 1, 2026.

Executive Summary

2025 Executive Compensation Highlights

For the year ended December 31, 2025, the key highlights of our executive compensation program included:

- <u>Below Market Chief Executive Officer Total Cash Compensation</u>. Throughout his tenure as our Chief Executive Officer, Mr. Elsesser has expressed a preference to the Compensation Committee that his cash compensation be modest so we could invest in other areas of the business. Mr. Elsesser maintained this preference in 2025 and did not receive any new equity grant or any increase in cash compensation. As such, for 2025 Mr. Elsesser's total cash compensation was below the 10th percentile of the Company's competitive market.

- <u>NEO Total Cash Compensation</u>. Because we generally do not pay cash bonuses or other cash incentive compensation to our executive officers, total cash compensation levels were, as of September 2025, at or below the 10th percentile of the Company's competitive market for all of our NEOs, other than Mr. Shiu, whose total cash compensation level approximated the 75th percentile of the Company's competitive market.

- **Peer Group**. We added four companies to, and removed one company from, our compensation peer group. The removal was due to acquisition activity, while the additions were consistent with our compensation peer group inclusion criteria, which was established in consultation with our compensation consultant and reflected changes in our revenue and market cap.

- **Base Salary**. In 2025, each of Ms. Yuen, Ms. Roberts and Mr. Shiu received an increase to base salary based on their performance, and Ms. Narayan received an increase to base salary in connection with her promotion to President of Penumbra.

- **No Short-Term Cash Incentive Compensation Awards**. None of our NEOs received cash bonus or other short-term cash incentive compensation in 2025.

- **Equity Awards**. In February 2025, the Compensation Committee adopted a performance equity program (the 2025 PSU Program), pursuant to which certain of the Company's senior employees, including all of our NEOs other than our Chief Executive Officer, are eligible to receive awards of RSUs based on the Company's achievement against predetermined financial performance targets for the year ended December 31, 2025 (the 2025 PSU Targets) as well as individual performance. In February 2026, the Compensation Committee reviewed the Company's performance against the 2025 PSU Targets and granted RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on such Company performance determinations as well as individual performance. In addition, in January and September 2025 Ms. Narayan was granted RSU awards with time-based vesting in connection with her promotion to President, Interventional and President of Penumbra, respectively, and in November 2025 the Compensation Committee granted equity awards in the form of RSUs with time-based vesting to each of Ms. Yuen, Ms. Roberts and Mr. Shiu for retention purposes and to reward excellent performance. Finally, in February 2025 the Compensation Committee granted RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on Company achievement determinations against the financial performance targets under the Company's performance equity program for 2024 (the 2024 PSU Program) as well as individual performance, as well as additional RSU awards with time-based vesting to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan for retention purposes and to reward excellent performance.

Executive Compensation Philosophy

Our Board and Compensation Committee maintain a simple structure for our executive compensation program focused on base salary and equity ownership. Because we generally do not pay annual cash bonuses (or other cash incentives), our NEOs' base salaries are generally at the higher end of the competitive market, but given this is their only cash compensation, our NEOs receive total cash compensation that is typically at the lower end of our competitive market.

We are confident that our streamlined compensation program aligns with our culture of cooperation and that it incentivizes our NEOs to work for the overall long-term good of the Company.

The Compensation Committee periodically reviews our compensation philosophy to determine whether any changes to our current philosophy are required to reward, incentivize, and retain our NEOs, or for other purposes.

Executive Compensation Objectives, Design and Components

It is critical to accomplishing our business objectives that we attract and retain talented executives whose skills and expertise enable them to contribute to our long-term success. As such, the principal objectives of our executive compensation program are to fairly reward, incentivize, and retain members of our executive team so that they perform in a manner that aligns their long-term interests with those of the Company and our stockholders. The following table identifies the main elements of our 2025 executive compensation program, the reasons for each element, and the key features of each element:

Element	Reason for Providing Element	Key Features
Base Salary	Provide our NEOs a competitive fixed level of cash compensation for their services based on their knowledge, skills, and experience.	Reviewed annually for market competitiveness, taking into account the fact that we do not offer annual cash incentive compensation to our NEOs. In 2025, each of Ms. Yuen, Ms. Roberts and Mr. Shiu received an increase to base salary based on their performance, and Ms. Narayan received an increase to base salary in connection with her promotion to President of Penumbra.
Long-Term Equity Awards	Provide long-term retention and incentives to our NEOs that align their interests with our stockholders' interests.	In February 2025, the Compensation Committee adopted the 2025 PSU Program to establish an annual equity program for our senior employees, including all of our NEOs other than our Chief Executive Officer, linked to the Company's performance against predetermined financial performance targets. In February 2026, the Compensation Committee reviewed the Company's performance against the 2025 PSU Targets and granted RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on such Company performance determinations. In addition, in January and September 2025 Ms. Narayan was granted time-based RSUs in connection with her promotion to President, Interventional and President of Penumbra, respectively, and in November 2025 the Compensation Committee granted time-based RSUs to each of Ms. Yuen, Ms. Roberts and Mr. Shiu for retention purposes and to reward excellent performance. Finally, in February 2025 the Compensation Committee granted RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on Company achievement determinations against the financial performance targets under the 2024 PSU Program, as well as additional time-based RSUs to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan for retention purposes and to reward excellent performance.

    Since our founding in 2004, we have consistently maintained a transparent and simple executive compensation program that fosters an ownership mentality by emphasizing targeted long-term equity compensation coupled with cash compensation solely in the form of a base salary. The primary components of the 2025 compensation program for our NEOs were base salary and equity awards in the form of RSUs based on the

Company's achievement against the 2025 PSU Targets, as well as RSU awards in connection with promotions, for retention purposes and to reward excellent performance.

We are confident that our executive compensation program aligns with our culture of cooperation and incentivizes our NEOs to work for the overall long-term good of the Company. We believe that short-term cash incentive compensation or other cash bonus programs can result in individuals adapting their conduct to meet specific short-term goals, the achievement of which may have unintended consequences over the long term. Moreover, differences in compensation resulting from short-term cash incentive compensation and other cash bonus programs can create distractions that are contrary to our culture of cooperation. As a result, we generally do not pay cash bonuses or other short-term cash incentive compensation to our NEOs.

We pay our NEOs cash compensation in the form of a base salary that is at the higher end of the Company's competitive market (at or above the 85th percentile for all of our NEOs, except Mr. Elsesser, whose base salary approximated the 30th percentile, as of September 2025). However, because we generally do not pay cash bonuses or other cash incentive compensation, our NEOs' total cash compensation levels are generally at the lower end of the Company's competitive market (below the 10th percentile for all of our NEOs, other than Mr. Shiu, whose total cash compensation level approximated the 75th percentile, as of September 2025).

Historically, we have not made regular annual increases to the base salaries of our executive officers. The Compensation Committees reviews the base salaries of our executive officers annually, or more frequently if needed, and makes adjustments only when market conditions or the performance of the applicable executive officer warrant. In 2025, each of Ms. Yuen, Ms. Roberts and Mr. Shiu received an increase to base salary based on their performance, resulting in base salaries of $800,000, $800,000 and $700,000 per year, respectively, and Ms. Narayan received an increase to base salary in connection with her promotion to President of Penumbra, resulting in a base salary of $800,000 per year.

Consistent with our overall executive compensation philosophy, we did not grant our NEOs any cash bonuses or other cash incentive compensation in 2025.

Prior to 2023, we did not have an established program of awarding equity grants to our executive officers annually or on any other regular basis. In February 2023, the Compensation Committee established an annual equity program, pursuant to which certain of the Company's senior employees, including all of our NEOs other than our Chief Executive Officer, were eligible to receive awards of RSUs based on the Company's achievement against predetermined financial performance targets for revenue and non-GAAP income from operations for the year ended December 31, 2023 as well as individual performance. In February 2024 and 2025, the Compensation Committee renewed the performance equity program for 2024 and 2025, respectively, on substantially similar terms as the 2023 program, other than to modify the non-GAAP income from operations metric to include non-GAAP operating margin and appropriate adjustments to the performance targets. To date, the Compensation Committee has not adopted a performance equity program for 2026. In February 2025 and 2026, the Compensation Committee granted RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on Company achievement determinations against the financial performance targets under the 2024 PSU Program and the 2025 PSU Targets, respectively, as well as individual performance. In addition, in January and September 2025 Ms. Narayan was granted RSU awards with time-based vesting in connection with her promotion to President, Interventional and President of Penumbra, respectively, and in November 2025 the Compensation Committee granted equity awards in the form of RSUs with time-based vesting to each of Ms. Yuen, Ms. Roberts and Mr. Shiu for retention purposes and to reward excellent performance. Finally, in February 2025 the Compensation Committee granted RSU awards with time-based vesting to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan for retention purposes and to reward excellent performance.

The Compensation Committee will continue to review our executive compensation philosophy to determine whether any changes to our current philosophy are required to reward, incentivize, and retain our NEOs, or for other purposes.

2025 Say-on-Pay Vote and Stockholder Engagement

At our 2025 annual meeting of stockholders, approximately 98% of the stockholders voting at the meeting approved the compensation paid to our NEOs in 2024. Although the vote was non-binding, the Compensation Committee believes this level of approval indicates that stockholders strongly support our executive compensation program and policies. Considering the results of this vote among other factors, the Company has maintained substantially the same approach to executive compensation for 2025.

The Company carefully considers stockholder feedback regarding our executive compensation program. Our senior management team, including our Chief Executive Officer, President, Chief Financial Officer, and Executive Vice President, Strategy, regularly interacts with our stockholders throughout the year on a number of matters, including executive compensation. Through these and other outreach efforts, we believe we can understand our stockholders' opinions and concerns on executive compensation and gather and convey stockholder views and comments directly to the Compensation Committee and the rest of the Board. For additional information concerning our stockholder outreach efforts, please refer to the section above entitled "*Information Regarding the Board of Directors and Corporate Governance—Stockholder Communications with the Board of Directors*".

The Compensation Committee will consider the results of this year's say-on-pay proposal, as well as feedback from our stockholders, when making future executive compensation decisions.

Roles of Compensation Committee, Management and Compensation Consultant

Role of Compensation Committee. The Compensation Committee charter requires the Compensation Committee to review and approve the compensation of our Chief Executive Officer and each of our other executive officers and to review and evaluate our executive compensation and benefits programs and policies in general. In making its determination about our executive compensation and benefits programs and policies, the Compensation Committee considers a number of factors, including the recruitment, development, promotion, retention and compensation of executive officers and other employees of the Company; the recommendations of the Chief Executive Officer (other than with respect to his own compensation); current and past total direct compensation; current and past equity ownership; competitive market data and analysis provided by Compensia; the Company's performance and each executive officer's impact on such performance; our operational goals; the performance of our common stock; and any other factors that it deems appropriate, with no one factor being determinative. The Compensation Committee also reviews and evaluates our current compensation philosophy, with input from our management and Compensia (including the development of a comparative group of healthcare equipment, healthcare supplies, healthcare technology, and life sciences tools and services companies to use as our peer group for executive compensation decisions), to determine whether any changes to our current philosophy are required going forward.

For additional information regarding the Compensation Committee, see the section above entitled "*Information Regarding the Board of Directors and Corporate Governance—Information Regarding Committees of the Board of Directors—Compensation Committee*" in this Proxy Statement.

Role of Management. In 2025, members of management, including our Chief Executive Officer and our Executive Vice President, General Counsel and Secretary, worked with the Compensation Committee to develop our executive compensation program for the year, including the various elements of executive compensation described below. Our Chief Executive Officer (who also serves on the Board), Chief Financial Officer, Executive Vice

President, Strategy, President, Chief Accounting Officer and Executive Vice President, General Counsel and Secretary attended Compensation Committee meetings as appropriate. None of our NEOs participated in the discussion or decisions relating to his or her own 2025 compensation.

Role of Compensation Consultant. The Compensation Committee is authorized to retain its own advisers to assist it in performing its duties, and the Company pays the fees charged by such advisers. Since 2015, the Compensation Committee has engaged Compensia, a national compensation consulting firm, as its independent compensation consultant to assist the Compensation Committee in discharging its responsibilities by conducting analysis and providing information and advice on competitive market compensation practices, including market data on executive compensation, our executive compensation program, and compensation trends and developments, and supplying such other information and recommendations as the Compensation Committee may from time to time to request. In 2024, Compensia worked with the Compensation Committee to develop a peer group against which to compare the Company's 2025 executive compensation program and prepared reports analyzing the Company's executive compensation program against the competitive market. Compensia reports directly to the Compensation Committee, which retains sole authority to direct the work of and engage Compensia. As noted above, in February 2026, the Compensation Committee, taking into account the various factors prescribed by the NYSE regarding the independence of compensation consultants, reaffirmed the independence of Compensia as a compensation adviser.

Compensation Adjustments and Peer Group Process

We generally review our executive compensation practices on an annual basis over the course of several meetings of the Compensation Committee and the Board. The first step in the process is for the Compensation Committee, with the support of Compensia and management, to review the composition of the peer group. In connection with its analysis of our executive compensation program for 2025, Compensia collected and analyzed compensation data from a comparator group of healthcare equipment, healthcare supplies, healthcare technology, and life sciences tools and services companies approved by the Compensation Committee (the peer group).

The companies in the peer group are selected based on various criteria, including revenue and market capitalization. The peer group for 2025 was drawn from healthcare equipment, healthcare supplies, healthcare technology, and life sciences tools and services companies:

- with annual revenue generally between $550 million and $2.7 billion;

- with market capitalization generally between $1.8 billion and $29.2 billion; and

- headquartered in the United States.

41

The companies comprising the 2025 peer group (approved in August 2024), as compared to the 2024 peer group (approved in August 2023), are as follows:

2025 Peer Group		2024 Peer Group	
10x Genomics	Lantheus Holdings	10x Genomics	Medpace Holdings
Bio-Techne	LivaNova PLC	Bio-Techne	Merit Medical Systems
CONMED	Masimo	CONMED	Neogen
Glaukos	Medpace Holdings	Glaukos	QuidelOrtho
Globus Medical	Merit Medical Systems	Globus Medical	Shockwave Medical
Haemonetics	Neogen	Inspire Medical Systems	Sotera Health Company
Inspire Medical Systems	QuidelOrtho	Insulet	Teladoc Health
Insulet	Sotera Health Company	Integra LifeSciences Holdings	
Integer Holdings	Tandem Diabetes Care	iRhythm Technologies	
Integra LifeSciences Holdings	Teladoc Health	Lantheus Holdings	
iRhythm Technologies		Masimo	

The Compensation Committee reviews and updates the peer group periodically to ensure that the peer group companies satisfy our selection criteria. As a result of such review, the following updates were made to the peer group in 2024:

- Haemonetics, Integer Holdings, LivaNova PLC and Tandem Diabetes Care were added based on updated selection criteria, including changes based on our revenue and market capitalization; and
- Shockwave Medical was removed due to acquisition activity.

As of August 2024, as compared to the 2025 peer group, we were at approximately the 30th percentile for revenue for the preceding four quarters and at approximately the 80th percentile for market capitalization.

The Compensation Committee uses the competitive market data provided by Compensia as a reference point, but does not believe it necessary at this stage to target any specific percentile or range of percentiles for cash, equity or total compensation for our executive officers relative to the peer group. The Compensation Committee believes the data provided by Compensia provides a useful tool in its deliberations on executive compensation.

Principal Elements of Compensation

The 2025 compensation of our NEOs consisted entirely of base salary, equity awards in the form of grants under the 2024 PSU Program and RSUs with time-based vesting, and the 2025 PSU Program. The mix and amount of compensation elements has been and will continue to be within the discretion and business judgment of the Board and Compensation Committee. The Compensation Committee considered total equity ownership, unvested equity award value, performance and contributions, anticipated levels of responsibility for key corporate objectives, competitive market conditions and other factors, including but not limited to those described above under *Role of the Compensation Committee,* in making its compensation decisions, with no one factor being determinative, and concluded that increases to base salary for certain of our NEOs, the adoption of the 2025 PSU Program, and equity awards in the form of grants under the 2024 PSU Program and RSUs with time-based vesting for certain of our NEOs were warranted in 2025.

Base Salary. We provide base salaries to our NEOs to compensate them for services rendered on a day-to-day basis and to provide sufficient fixed cash compensation to allow them to fund their personal and household expenses while remaining focused on their responsibilities to the Company. When setting the base salaries of our NEOs, the Compensation Committee considers the knowledge, skills, responsibilities, experience, performance and potential to contribute to our strategic goals of our NEOs, our overall financial performance, and competitive market data provided by Compensia. The Compensation Committee generally reviews base salary levels on an annual basis and may review them more frequently, for example in connection with a promotion, changes in responsibilities, or general cost of living adjustments. As a result of such reviews, in 2025 the Compensation Committee approved increases to the base salaries of Ms. Yuen, Ms. Roberts and Mr. Shiu based on their performance, resulting in base salaries of $800,000, $800,000 and $700,000 per year, respectively, and approved an increase to the base salary of Ms. Narayan in connection with her promotion to President of Penumbra, resulting in a base salary of $800,000 per year.

Annual Cash Incentive Bonuses. We did not offer short-term cash incentive bonus opportunities to any of our NEOs in 2025. Rather, our Board and Compensation Committee continue to believe that our reliance on base salary and long-term incentive compensation in the form of equity awards adequately facilitates the achievement of our corporate operational goals and aligns each NEO's interests with long-term stockholder interests. We have granted in the past, and may consider granting in the future, cash signing bonuses to executive officers in connection with their joining Penumbra.

Equity Awards. The Compensation Committee grants equity awards from time to time to our employees, including our executive officers, so that their long-term interests are aligned with those of our stockholders, to provide for long-term retention and to incentivize and reward outstanding performance. Equity awards generally take the form of RSUs, although we have granted in the past, and may consider granting in the future, stock options to our executive officers.

RSUs allow our executive officers (including our NEOs) to acquire shares of our common stock on vesting. RSUs generally vest in four equal annual installments, subject to continued service through each vesting date. Stock options allow our executive officers (including our NEOs) to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant. Our stock options generally vest 25% after one year, and then monthly over the subsequent three-year period as to the remaining shares subject to the options, subject to continued service through each vesting date.

Prior to 2023, we did not have an established program of awarding equity grants to our executive officers annually or on any other regular basis. In February 2023, the Compensation Committee established an annual equity program, pursuant to which certain of the Company's senior employees, including all of our NEOs other than our Chief Executive Officer, were eligible to receive awards of RSUs based on the Company's achievement against predetermined financial performance targets for revenue and non-GAAP income from operations for the year ended December 31, 2023 as well as individual performance. In February 2024, the Compensation Committee renewed the performance equity program for 2024 on substantially similar terms as the 2023 program, other than to modify the non-GAAP income from operations metric to include non-GAAP operating margin and appropriate adjustments to the performance targets. In February 2025, the Compensation Committee reviewed the Company's achievement against the performance targets under the 2024 PSU Program and granted RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on such Company performance determinations as well as individual performance. These awards vest in four equal installments, with the first installment vesting on February 18, 2025 and the remaining installments vesting annually over the following three years on February 15, 2026, 2027 and 2028, subject to continued service through each vesting date. Information about these equity awards can be found in the *2025 Grants of Plan-Based Awards Table* and the *2025 Outstanding Equity Awards at Fiscal Year-End Table* below.

In February 2025, the Compensation Committee renewed the performance equity program for 2025 on substantially similar terms as the 2024 PSU Program, other than appropriate adjustments to the performance targets. The financial performance metrics for the 2025 PSU Program were revenue and non-GAAP income from operations (including non-GAAP operating margin), which for 2025 is equal to GAAP income from operations. The Compensation Committee selected revenue and non-GAAP income from operations (including non-GAAP operating margin) as the performance metrics for the 2025 PSU Program to incentivize management to balance revenue growth and operating profitability objectives consistent with our long-term strategic plans. The 2025 PSU Program provided for a 75% weighting of the potential award value based on the Company's achievement with respect to the revenue metric and a 25% weighting of the potential award value based on the Company's achievement with respect to the non-GAAP income from operations metric.

Potential award values under the 2025 PSU Program were based on the Company's level of achievement against the 2025 PSU Targets as well as the applicable NEO's base salary as of December 31, 2025. For each performance metric under the 2025 PSU Program, "threshold," "below plan," "at plan" and "above plan" performance levels were set based on the Company's operating plan for 2025, which performance levels were intended to capture the relative difficulty of achievement of that metric. If we did not achieve at least the "threshold" performance level for a given performance metric, no award value would be assigned to such metric. For our NEOs that participated in the 2025 PSU Program, subject to the performance metric weighting discussed above, (a) if we achieved the "below plan" performance level for a given performance metric, such NEOs would be eligible to receive an award with a value equal to 50% of their base salary as of December 31, 2025, (b) if we achieved the "at plan" performance level for a given performance metric, such NEOs would be eligible to receive an award with a value equal to 75% of their base salary as of December 31, 2025, and (c) if we achieved the "above plan" performance level for a given performance metric, such NEOs would be eligible to receive an award with a value equal to 100% of their base salary as of December 31, 2025.

In February 2026, the Compensation Committee reviewed the Company's performance against the 2025 PSU Targets and determined that the Company had achieved 2025 revenue of $1,403.7 million and 2025 non-GAAP income from operations of $189.2 million. Based on such determinations, in February 2026, the Compensation Committee granted, as of February 13, 2026, RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on such Company performance determinations as well as individual performance, with the number of RSUs calculated by multiplying the applicable NEO's base salary as of December 31, 2025 by the weighted average achievement percentages for the performance metrics and dividing such product by $285.44, the closing price of our common stock on February 28, 2025. These awards vest in four equal installments, with the first installment vesting on February 15, 2026 and the remaining installments vesting annually over the following three years on February 15, 2027, 2028 and 2029, subject to continued service through each vesting date. More information about these equity awards can be found in the *2025 Grants of Plan-Based Awards Table* below. To date, the Compensation Committee has not adopted a performance equity program for 2026.

Other than with respect to our performance equity program, we do not have a practice of making equity awards annually or on any other regular basis. Rather, awards are generally granted on joining the Company, when a merit-based award is appropriate, in connection with a promotion or other event, or for retention purposes. In January and September 2025, Ms. Narayan was granted RSU awards with time-based vesting in connection with her promotion to President, Interventional and President of Penumbra, respectively. In addition, in November 2025 the Compensation Committee granted equity awards in the form of RSUs with time-based vesting to each of Ms. Yuen, Ms. Roberts and Mr. Shiu for retention purposes and to reward excellent performance. Finally, in February 2025 the Compensation Committee granted RSU awards with time-based vesting to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan for retention purposes and to reward excellent performance. Each of these awards vest in four equal annual installments, subject to continued service through each vesting date. Information about these equity awards can be found in the *2025 Grants of Plan-Based Awards Table* and the *2025 Outstanding Equity Awards at Fiscal Year-End Table* below.

Perquisites, Retirement and Other Benefits. We generally do not provide perquisites or other personal benefits to our NEOs other than those available to our employees generally. We have established a 401(k) tax-deferred savings plan (the 401(k) plan), which permits participants, including our NEOs, to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). We are responsible for the administrative costs of the 401(k) plan. We also make matching contributions to the 401(k) plan up to specified limits. Mses. Yuen, Roberts and Narayan and Mr. Shiu participated in the 401(k) plan in 2025. We provide all benefits-eligible U.S. employees, including our NEOs, with life insurance equal to twice their annual salary up to a maximum of $1,000,000, as well as with short- and long-term disability insurance.

Our NEOs are eligible to participate in the Company's health, dental, disability and other insurance plans on the same terms and at the same cost as such plans are available to all of the Company's full-time employees. The Company does not have or provide any supplemental executive retirement plan or similar plan that provides for specified retirement payments or benefits. Moreover, the Company does not have or provide any defined contribution plan or other plan that provides for the deferral of compensation on a basis that is not tax-qualified. The Board has authorized our Chief Executive Officer to fly on private aircraft at the expense of the Company when traveling on Company-related business to the extent commercial air travel would be impractical.

Severance and Change in Control Payments and Benefits. None of our current arrangements with our NEOs provide for severance or change in control-related payments or benefits. None of our NEOs is subject to an arrangement that is not terminable at will by the Company.

Equity awards held by our NEOs are subject to the terms of the relevant equity incentive plan and are each governed by an award agreement evidencing such award. The award agreements set forth the terms and conditions of the respective awards and, among other things, describe the effect of various termination events on the vesting of unvested equity awards. All equity awards held by Mses. Yuen and Roberts and Mr. Shiu, as well as the equity awards granted to Ms. Narayan in September 2025 and February 2026, provide that all unvested RSUs or options, as applicable, will vest immediately upon a change in control of the Company, subject to continued service through the date of such change in control. The pending Merger with Boston Scientific Corporation will be a change in control under the 2014 Equity Incentive Plan, with the vesting of equity awards described in the definitive merger proxy filed with the SEC on April 1, 2026.

No Gross-ups of Parachute Payments and Deferred Compensation. We did not provide any NEO with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2025, and we have not entered into any individual agreements that would provide any NEO with such a "gross-up" or other reimbursement.

Other Compensation-Related Policies

Compensation Recoupment Policy

In compliance with the compensation recovery rule mandated by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we maintain a formal policy stating that, in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, the Company will recover from any current or former executive officer of the Company who received incentive-based compensation (cash or equity subject to performance-based vesting based wholly or in part upon the achievement of a financial reporting measure) with respect to the three fiscal years completed immediately preceding the date on which the Company is required to prepare an accounting restatement, based on the erroneous data, the excess, if any, of the incentive-based compensation paid to such executive officer over what would have been paid to the executive officer under the accounting restatement.

Stock Ownership Guidelines

To align our Chief Executive Officer's interests with those of our stockholders, we maintain stock ownership guidelines requiring that our Chief Executive Officer hold Penumbra shares with a dollar value equal to at least three times (3x) his base salary (the Ownership Requirement). The NCG Committee measures compliance with the Ownership Requirement as of the last business day of each calendar year (the Determination Date), based on the adjusted closing price of our common stock as reported by the NYSE on the Determination Date.

For purposes of determining compliance with the Ownership Requirement, the following shares are treated as owned: (i) shares of our common stock owned individually, either directly or indirectly, including shares underlying unvested restricted stock awards and RSUs; and (ii) shares of our common stock owned jointly or separately by a spouse, domestic partner and/or minor children. No other rights to acquire shares of our common stock (including stock options or similar rights) are considered shares of our common stock owned for purposes of meeting the Ownership Requirement.

Should our Chief Executive Officer fail to comply with the Ownership Requirement at any Determination Date, the NCG Committee, in its sole discretion, may review and address any such shortfall in ownership as it deems appropriate.

As of December 31, 2025, our Chief Executive Officer met the Ownership Requirement.

Anti-Hedging and Anti-Pledging Policy

We maintain a formal anti-hedging and anti-pledging policy for our employees (including our executive officers) and directors. Under our Securities Trading Policy, which was adopted by the Board in August 2015 and most recently amended in February 2023, our employees (including our executive officers) and directors are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company's equity securities, or pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

Compensation Policies and Practices as they relate to Risk Management

The Compensation Committee has reviewed our compensation-related risks, and has determined that our compensation policies and practices do not encourage undue or inappropriate risk taking or create risks that are reasonably likely to have a material adverse effect on the Company.

The review conducted by the Compensation Committee focused on the key terms of our compensation programs in 2025, and our plans for such programs in 2026. Among other things, the Compensation Committee focused on whether our compensation programs created incentives for risk-taking behavior and whether existing risk mitigation features and policies were sufficient in light of the overall structure and composition of our compensation policies and programs. Among other things, the Compensation Committee considered the following aspects of our overall compensation policies and programs:

- The base salaries we provide to employees are generally high enough to provide our employees with sufficient income so that they are not dependent on bonus or other income to satisfy their basic cost of living. The base salary for each of our NEOs was at or above the 85th percentile of the Company's competitive market as of September 2025, other than Mr. Elsesser, whose base salary approximated the competitive market 30th percentile.

- Generally, only our sales employees receive cash bonuses or other short-term cash incentive opportunities, most often in the form of industry-standard commissions or bonuses. We pay our sales employees a base salary that is sufficient to satisfy their basic cost of living, which we believe provides balanced incentives for performance while not encouraging excessive risk taking to achieve sales-related goals.

- Most equity awards granted to non-senior employees have time-based vesting and are not tied to specific performance milestones. In 2021, we converted a portion of our cash bonus program for sales employees to a program providing for equity incentive opportunities in the form of RSUs based on tenure and achievement of sales objectives. Such RSUs vest over a four-year period beginning once tenure or achievement is determined. We plan to continue to provide our sales personnel with appropriate equity incentive opportunities in the future. For 2025, the Compensation Committee adopted a performance equity program for certain senior employees, including all of our NEOs other than our Chief Executive Officer, pursuant to which such employees are eligible to receive RSUs based on the Company's achievement of certain financial performance targets for 2025 as well as individual performance (for more information about the 2025 PSU Program, see the section above entitled "*Principal Elements of Compensation - Equity Awards*"). Such RSUs vest over a three-year period beginning once achievement is determined. To date, the Compensation Committee has not adopted a performance equity program for 2026.

- The risks presented by our incentive compensation programs are mitigated by the fact that (i) the employees participating in such programs are not dependent on income from such programs to satisfy their basic cost of living, (ii) equity incentive compensation program payouts occur over significant periods of time, and (iii) the design and operation of incentive compensation programs in which our executive officers participate, including achievement and payout determinations, are reviewed, overseen and approved by the Compensation Committee.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code (Section 162(m)) limits the amount that we may deduct from our federal income taxes for remuneration paid to certain of our executive officers to one million dollars ($1,000,000) per executive officer per year. While the Compensation Committee will consider deductibility when analyzing potential compensation arrangements, the Compensation Committee believes that it should not be constrained by the deductibility limitations of Section 162(m) where those limitations would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Compensation Committee has not adopted a policy that requires that all compensation be deductible, and, accordingly, we expect that a portion of our future executive compensation will not be deductible due to the limitations under Section 162(m).

Accounting Treatment

We account for stock compensation in accordance with the authoritative guidance set forth in FASB ASC 718, *Compensation - Stock Compensation*, which requires companies to measure and recognize the compensation expense for all share-based awards made to employees (including executive officers) and directors, including stock options and RSUs, over the period during which the award recipient is required to perform services in exchange for the award.

For non-performance based awards, the fair value of an award is recognized over the requisite service period (usually the vesting period) on a straight-line basis. For performance-based awards, such as awards granted under our performance equity program, when the performance targets are probable of being achieved, stock-based compensation costs associated with such awards are recognized on a graded vesting basis over the requisite service period. Graded vesting results in more accelerated expense recognition compared to traditional time-based vesting over the same vesting period. Each reporting period, we monitor the probability of achieving the performance targets and may adjust periodic stock-based compensation expense based on our determination of the likelihood of achieving these performance targets and the estimated number of shares or value of common stock that will vest. For stock options, we estimate the fair value of the award using the Black-Scholes option-valuation model. This calculation is performed for accounting purposes and is reported in the compensation tables below.

Policies and Practices on the Timing of Stock Option Grants

Item 402(x) of Regulation S-K requires us to discuss our policies and practices on the timing of awards of options (or similar awards) in relation to the disclosure of material nonpublic information by us. The Company has no current practice of granting awards of stock options, stock appreciation rights or any similar awards with "option-like" features, and did not grant any such awards in 2023, 2024 or 2025. In general, the Compensation Committee or the Equity Award Committee, as applicable, grants equity awards on or around the 15th day of any month in which equity awards are granted. The Company has not timed and does not plan to time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

2025 Summary Compensation Table

The following table discloses compensation paid by us to our NEOs during fiscal 2025, 2024 and 2023:

Name and Principal Position	Year	Salary	Bonus	Stock Awards[3]	Option Awards[3]	Non-Equity Incentive Plan Compensation	All Other Compensation[4]	Total
Adam Elsesser Chief Executive Officer and former President[1]	2025	$ 850,000	–	–	–	–	$ 1,620	$ 851,621
	2024	$ 628,846	–	–	–	–	$ 1,621	$ 630,467
	2023	$ 600,000	–	–	–	–	$ 1,620	$ 601,620
Maggie Yuen Chief Financial Officer	2025	$ 715,385	–	$1,705,526	–	–	$ 7,082	$ 2,427,993
	2024	$ 700,000	–	$1,071,099	–	–	$ 6,796	$ 1,777,895
	2023	$ 655,769	–	–	–	–	$ 10,274	$ 666,043
Johanna Roberts Executive Vice President, General Counsel and Secretary	2025	$ 715,385	–	$1,705,526	–	–	$ 6,986	$ 2,427,897
	2024	$ 700,000	–	$1,480,184	–	–	$ 6,467	$ 2,186,651
	2023	$ 655,769	–	–	–	–	$ 6,121	$ 661,890
Lambert Shiu Chief Accounting Officer	2025	$ 594,231	–	$1,578,436	–	–	$ 6,910	$ 2,179,577
	2024	$ 575,000	–	$982,239	–	–	$ 6,467	$ 1,563,706
	2023	$ 530,769	–	–	–	–	$ 9,170	$ 539,939
Shruthi Narayan President[2]	2025	$ 730,769	–	$3,639,575	–	–	$ 6,582	$ 4,376,926

(1) Mr. Elsesser ceased serving as President effective September 1, 2025.

(2) Ms. Narayan was appointed as President effective September 1, 2025.

(3) The amounts reported in this column reflect the aggregate grant date fair value of the equity awards granted to our NEOs computed in accordance with FASB ASC Topic 718, *Compensation - Stock Compensation*. For the assumptions used in determining these grant date fair values, see Notes 2 and 11 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 25, 2026. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the NEO will perform the requisite service for the award to vest in full.

(4) These amounts represent (i) life insurance and short-term and/or long-term disability insurance premium payments for each NEO and (ii) 401(k) matching payments for Mses. Yuen, Roberts and Narayan and Mr. Shiu.

Narrative to Summary Compensation Table

Base Salary

Each of our NEOs is paid a base salary reflecting his or her knowledge, skills, responsibilities, experience, performance and potential to contribute to our strategic goals, our overall financial performance, and competitive market data provided by Compensia. The salaries of our NEOs are typically reviewed annually, or more frequently if needed, and adjusted when our Board of Directors or Compensation Committee determines an adjustment is appropriate. As a result of such reviews, in 2025 the Compensation Committee approved increases to the base salaries of Ms. Yuen, Ms. Roberts and Mr. Shiu based on their performance, resulting in base salaries of $800,000, $800,000 and $700,000 per year, respectively, and approved an increase to the base salary of Ms. Narayan in connection with her promotion to President of Penumbra, resulting in a base salary of $800,000 per year.

Bonus

While we constantly evaluate the compensation of our NEOs to reward, incentivize and retain them, as appropriate, the Compensation Committee concluded that no cash incentive compensation was necessary in 2025.

Equity-based Compensation

Prior to 2023, we did not have an established program of awarding equity grants to our executive officers annually or on any other regular basis. In February 2023, the Compensation Committee established an annual equity program, pursuant to which certain of the Company's senior employees, including all of our NEOs other than our Chief Executive Officer, were eligible to receive awards of RSUs based on the Company's achievement against predetermined financial performance targets for revenue and non-GAAP income from operations for the year ended December 31, 2023 as well as individual performance. In February 2024, the Compensation Committee renewed the performance equity program for 2024 on substantially similar terms as the 2023 program, other than to modify the non-GAAP income from operations metric to include non-GAAP operating margin and appropriate adjustments to the performance targets. In February 2025, the Compensation Committee reviewed the Company's achievement against the performance targets under the 2024 PSU Program and granted RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on such Company performance determinations as well as individual performance. Information about these equity awards can be found in the *2025 Grants of Plan-Based Awards Table* and the *2025 Outstanding Equity Awards at Fiscal Year-End Table* below.

In February 2025, the Compensation Committee renewed the performance equity program for 2025 on substantially similar terms as the 2024 PSU Program, other than appropriate adjustments to the performance targets. In February 2026, the Compensation Committee reviewed the Company's performance against the 2025 PSU Targets and granted RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on such performance determinations as well as individual performance. Please see the section above entitled *"Executive Compensation—Compensation Discussion and Analysis"* and the *2025 Grants of Plan-Based Awards Table* below for more information regarding the 2025 PSU Program.

Other than with respect to our performance equity program, we do not have a practice of making equity awards annually or on any other regular basis. Rather, awards are generally granted on joining the Company, when a merit-based award is appropriate, in connection with a promotion or other event, or for retention purposes. In January and September 2025, Ms. Narayan was granted RSU awards with time-based vesting in connection with her promotion to President, Interventional and President of Penumbra, respectively. In addition, in November 2025 the Compensation Committee granted equity awards in the form of RSUs with time-based vesting to each of Ms. Yuen, Ms. Roberts and Mr. Shiu for retention purposes and to reward excellent performance. Finally, in February 2025 the Compensation Committee granted RSU awards with time-based vesting to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan for retention purposes and to reward excellent performance. Each of these awards vest in four equal annual installments, subject to continued service through each vesting date. Information about these equity awards can be found in the *2025 Grants of Plan-Based Awards Table* and the *2025 Outstanding Equity Awards at Fiscal Year-End Table* below.

2025 Grants of Plan-Based Awards Table

The following table sets forth certain information regarding the plan-based awards granted during 2025 to our NEOs.

Name	Estimated Future Payouts Under Incentive Plan Awards[1]			Grant Date	Date of Approval	All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
	Threshold (#)	Target (#)	Maximum (#)						
Adam Elsesser	–	–	–	–	–	–	–	–	–
Maggie Yuen	360	2,110	2,810	–	–	–	–	–	–
Maggie Yuen	–	–	–	2/14/25	2/14/25	780	–	–	$209,563
Maggie Yuen	–	–	–	2/18/25	2/14/25	1,840	–	–	$498,898
Maggie Yuen	–	–	–	11/17/25	11/17/25	3,580	–	–	$997,066
Johanna Roberts	360	2,110	2,810	–	–	–	–	–	–
Johanna Roberts	–	–	–	2/14/25	2/14/25	780	–	–	$209,563
Johanna Roberts	–	–	–	2/18/25	2/14/25	1,840	–	–	$498,898
Johanna Roberts	–	–	–	11/17/25	11/17/25	3,580	–	–	$997,066
Lambert Shiu	310	1,840	2,460	–	–	–	–	–	–
Lambert Shiu	–	–	–	2/14/25	2/14/25	640	–	–	$171,949
Lambert Shiu	–	–	–	2/18/25	2/14/25	1,510	–	–	$409,421
Lambert Shiu	–	–	–	11/17/25	11/17/25	3,580	–	–	$997,066
Shruthi Narayan	360	2,110	2,810	–	–	–	–	–	–
Shruthi Narayan	–	–	–	1/15/25	1/15/25	1,980	–	–	$518,305
Shruthi Narayan	–	–	–	2/14/25	2/14/25	780	–	–	$209,563
Shruthi Narayan	–	–	–	2/18/25	2/14/25	1,840	–	–	$498,898
Shruthi Narayan	–	–	–	9/15/25	8/22/25	9,170	–	–	$2,412,810

(1) Represents possible awards under the 2025 PSU Program based on the Company's achievement against predetermined financial performance targets for the year ended December 31, 2025 for revenue and non-GAAP income from operations, which for 2025 is equal to GAAP income from operations, including non-GAAP operating margin, weighted 75% based on the Company's revenue achievement and 25% based on the Company's non-GAAP income from operations achievement, as well as individual performance.

Potential award values are based on the Company's level of achievement against the 2025 PSU Targets as well as the applicable NEO's base salary as of December 31, 2025. Subject to the performance metric weighting discussed above, if we achieved the "below plan" performance level for a given performance metric, such NEO would be eligible to receive an award with a value equal to 50% of his or her base salary as of December 31, 2025, (b) if we achieved the "at plan" performance level for a given performance metric, such NEO would be eligible to receive an award with a value equal to 75% of his or her base salary as of December 31, 2025, and (c) if we achieved the "above plan" performance level for a given performance metric, such NEO would be eligible to receive an award with a value equal to 100% of his or her base salary as of December 31, 2025.

In February 2026, the Compensation Committee reviewed the Company's performance against the 2025 PSU Targets and determined that the Company had achieved 2025 revenue of $1,403.7 million and 2025 non-GAAP income from operations of $189.2 million. Based on such determinations, in February 2026, the Compensation Committee granted, as of February 13, 2026, RSU awards to each of Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan based on such Company performance determinations as well as individual performance, with the number of RSUs calculated by multiplying the applicable NEO's base salary as of December 31, 2025 by the weighted average achievement percentages for the performance metrics and dividing such product by $285.44, the closing price of our common stock on February 28, 2025, resulting in awards of 2,630, 2,630, 2,300 and 2,630 RSUs to Ms. Yuen, Ms. Roberts, Mr. Shiu and Ms. Narayan, respectively. These awards vest in four equal installments, with the first installment vesting on February 15, 2026 and the remaining installments vesting annually over the following three years on February 15, 2027, 2028 and 2029, subject to continued service through each vesting date. More information about the 2025 PSU Program can be found in the section above entitled *"Executive Compensation—Compensation Discussion and Analysis"*.

The number of RSUs granted to our NEOs is determined by the Compensation Committee. Please see the section above entitled *"Executive Compensation—Compensation Discussion and Analysis"* for additional information regarding grant practices. Except as noted in the section above entitled "*Executive Compensation—Compensation Discussion and Analysis*" or in the *2025 Outstanding Equity Awards at Fiscal Year-End Table* below, RSUs vest in four equal annual installments on the anniversary of the grant date, in each case subject to continued service through each vesting date.

2025 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding stock options and RSUs held by our NEOs as of December 31, 2025.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[11]
Adam Elsesser	—	—	—	—	—	—
Maggie Yuen	5,376	—	158.30 [1]	12/15/29	1,113 [2]	346,043
					1,035 [3]	321,792
					585 [4]	181,882
					1,928 [5]	599,434
					1,840 [6]	572,074
					3,580 [7]	1,113,058
Johanna Roberts	—	—	—	—	2,225 [2]	691,775
					1,035 [3]	321,792
					585 [4]	181,882
					3,218 [5]	1,000,508
					1,840 [6]	572,074
					3,580 [7]	1,113,058
Lambert Shiu	—	—	—	—	558 [2]	173,488
					835 [3]	259,610
					480 [4]	149,237
					1,928 [5]	599,434
					1,510 [6]	469,474
					3,580 [7]	1,113,058
Shruthi Narayan	—	—	—	—	650 [3]	202,092
					585 [4]	181,882
					1,840 [6]	572,074
					5,095 [8]	1,584,086
					1,980 [9]	615,602
					9,170 [10]	2,851,045

(1) Represents an amount determined by the Board to be not less than the fair market value of a share of the Company's common stock on the grant date.

(2) RSUs were granted under the 2014 Equity Incentive Plan and will vest in full on December 15, 2026, subject to the applicable NEO's continued service through such vesting date. In the event of a Change in Control, as defined in the 2014 Equity Incentive Plan, the RSUs will fully vest, subject to the applicable NEO continuing to provide services to us through the occurrence of the Change in Control, as described in further detail below under "*Potential Payments upon Termination or Change in Control.*"

(3) RSUs were granted under the 2014 Equity Incentive Plan and will vest with respect to one-half of the shares subject to the RSUs on each of March 15, 2026 and 2027, subject to the applicable NEO's continued service through each applicable vesting date. In the event of a Change in Control, as defined in the 2014 Equity Incentive Plan, the RSUs granted to Mses. Yuen and Roberts and Mr. Shiu will fully vest, subject to the applicable NEO continuing to provide services to us through the occurrence of the Change in Control, as described in further detail below under "*Potential Payments upon Termination or Change in Control.*"

(4) RSUs were granted under the 2014 Equity Incentive Plan and will vest with respect to one-third of the shares subject to the RSUs on each of February 15, 2026, 2027 and 2028, subject to the applicable NEO's continued service through each applicable vesting date. In the event of

a Change in Control, as defined in the 2014 Equity Incentive Plan, the RSUs granted to Mses. Yuen and Roberts and Mr. Shiu will fully vest, subject to the applicable NEO continuing to provide services to us through the occurrence of the Change in Control, as described in further detail below under "*Potential Payments upon Termination or Change in Control.*"

(5) RSUs were granted under the 2014 Equity Incentive Plan and will vest with respect to one-third of the shares subject to the RSUs on each of November 15, 2026, 2027 and 2028, subject to the applicable NEO's continued service through each applicable vesting date. In the event of a Change in Control, as defined in the 2014 Equity Incentive Plan, the RSUs will fully vest, subject to the applicable NEO continuing to provide services to us through the occurrence of the Change in Control, as described in further detail below under "*Potential Payments upon Termination or Change in Control.*"

(6) RSUs were granted under the 2014 Equity Incentive Plan and will vest with respect to one-fourth of the shares subject to the RSUs on each of February 15, 2026, 2027, 2028 and 2029, subject to the applicable NEO's continued service through each applicable vesting date. In the event of a Change in Control, as defined in the 2014 Equity Incentive Plan, the RSUs granted to Mses. Yuen and Roberts and Mr. Shiu will fully vest, subject to the applicable NEO continuing to provide services to us through the occurrence of the Change in Control, as described in further detail below under "*Potential Payments upon Termination or Change in Control.*"

(7) RSUs were granted under the 2014 Equity Incentive Plan and will vest with respect to one-fourth of the shares subject to the RSUs on each of November 15, 2026, 2027, 2028 and 2029, subject to the applicable NEO's continued service through each applicable vesting date. In the event of a Change in Control, as defined in the 2014 Equity Incentive Plan, the RSUs will fully vest, subject to the applicable NEO continuing to provide services to us through the occurrence of the Change in Control, as described in further detail below under "*Potential Payments upon Termination or Change in Control.*"

(8) RSUs were granted under the 2014 Equity Incentive Plan and will vest with respect to one-half of the shares subject to the RSUs on each of October 15, 2026 and 2027, subject to Ms. Narayan's continued service through each applicable vesting date.

(9) RSUs were granted under the 2014 Equity Incentive Plan and will vest with respect to one-fourth of the shares subject to the RSUs on each of January 15, 2026, 2027, 2028 and 2029, subject to Ms. Narayan's continued service through each applicable vesting date.

(10) RSUs were granted under the 2014 Equity Incentive Plan and will vest with respect to one-fourth of the shares subject to the RSUs on each of September 15, 2026, 2027, 2028 and 2029, subject to Ms. Narayan's continued service through each applicable vesting date. In the event of a Change in Control, as defined in the 2014 Equity Incentive Plan, the RSUs will fully vest, subject to Ms. Narayan continuing to provide services to us through the occurrence of the Change in Control, as described in further detail below under "*Potential Payments upon Termination or Change in Control.*"

(11) Calculated by multiplying the number of RSUs that had not vested as of December 31, 2025 by $310.91, the closing price of our common stock as reported by the NYSE on December 31, 2025.

2025 Options Exercised and Stock Vested Table

The following table sets forth the number and value of options exercised and stock awards that vested in 2025 for each of our NEOs.

Options Exercised and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Adam Elsesser	450,000	106,967,411	—	—
Maggie Yuen	2,524	304,143	3,405	980,375
Johanna Roberts	3,798	937,820	4,925	1,434,230
Lambert Shiu	13,725	3,522,537	2,715	772,045
Shruthi Narayan	—	—	3,773	982,573

(1) The value realized on exercise of stock options is calculated as the excess of the closing price of our common stock as reported by the NYSE on the exercise date (or the most recent closing price in the event the exercise date falls on a non-trading day) over the exercise price of the stock options, multiplied by the number of shares acquired.

(2) The value realized on vesting of stock awards is calculated as the product of the closing price of our common stock as reported by the NYSE on the vesting date (or the most recent closing price in the event the vesting date falls on a non-trading day), multiplied by the number of shares vested.

Executive Officer Employment Arrangements

We do not have formal employment agreements with any of our NEOs. In certain cases, the initial compensation of our NEOs was set forth in an employment offer or promotion letter that we executed with such NEO at the time his or her employment with us commenced or at the time of his or her promotion, as the case may be. All of our NEOs are employed on an "at will" basis. We do not have agreements or policies that would require us to provide severance payments or benefits or change-in-control payments or benefits to our executive officers, other than the provisions under our equity plans and agreements described in the *2025 Outstanding Equity Awards at Fiscal Year-End Table* above and as described under "*Potential Payments upon Termination or Change in Control*" below.

Employee Benefit Plans

Our NEOs are eligible to participate in our 401(k) plan, as well as in the Company's health, dental, vision and other benefit plans, on the same terms as all other employees. We do not maintain any supplemental health or welfare plans for our NEOs.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

None of our employment arrangements with our NEOs provide for severance or change in control-related payments or benefits. All of our employment arrangements with our NEOs are terminable at will by the Company. All equity awards held by our NEOs provide that all unvested RSUs or options, as applicable, will vest immediately upon a change in control of the Company, subject to the award recipient's continued service through the date of such change in control. For a discussion of the potential change in control payments payable to our NEOs in connection with the pending Merger with Boston Scientific Corporation, see the definitive merger proxy filed with the SEC on April 1, 2026.

The table below sets forth the intrinsic value, as of December 31, 2025, the final trading day of fiscal 2025, of the unvested equity awards held by our NEOs which would accelerate under the circumstances described in the preceding paragraph. The actual amounts of payments that would be provided can only be determined at the time of the change in control of the Company. Per SEC rules, the intrinsic value of accelerated stock options shown in the table below is the difference between $310.91, the closing price of our common stock as reported by the NYSE on December 31, 2025, and the exercise prices of the accelerated options, if less than $310.91, multiplied by the number of shares of common stock underlying the accelerated options. The intrinsic value of accelerated RSUs is calculated as the number of shares of common stock underlying the accelerated RSUs multiplied by $310.91.

Name	Intrinsic Value of Unvested Equity Awards ($)
Adam Elsesser	—
Maggie Yuen	3,134,284
Johanna Roberts	3,881,090
Lambert Shiu	2,764,301
Shruthi Narayan	2,851,045

CEO Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, the following presents information regarding the relationship of the median of the annual total compensation of our employees, other than our Chief Executive Officer, to the annual total compensation of our Chief Executive Officer, Mr. Elsesser.

We identified the median employee for our 2023 pay ratio analysis using the following methodology:

- We selected December 16, 2023 as the date on which to determine our median employee (the Determination Date). As of the Determination Date, we employed approximately 4,200 individuals. This population consisted of full-time, part-time, and temporary employees located in the United States and foreign countries in North America, South America, Asia, Australia and Europe.

- To identify the median employee from our employee population, we compared the amount of salary, wages and benefits of all of our employees who were employed as of the Determination Date, excluding Mr. Elsesser and certain temporary employees for whom we do not determine or have access to their rate of pay and/or overall pay in 2023, as reflected in (i) Box 1 of Form W-2 for 2023 (for our U.S.-based employees) and (ii) information gathered from our 2023 payroll reports from our payroll providers (for our international employees).

- We did not annualize compensation for employees that were not employed for the full year of 2023 and did not make any cost-of-living adjustments in identifying the median employee. Employee pay rates in foreign currencies were converted to U.S. Dollars using relevant exchange rates on December 31, 2023. Using this methodology, we determined that our median employee was a full-time hourly employee working in our manufacturing facilities at our campus in Alameda, California.

SEC rules permit us to identify the median employee only once every three years, unless there have been changes in our employee population or employee compensation arrangements that we believe would result in a significant change in our pay ratio disclosure. There has been no change in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change to our pay ratio disclosure. As a result, we decided to use the same median employee that we identified for our 2023 pay ratio disclosure.

In determining our 2025 pay ratio, we combined all elements of our median employee's compensation for 2025 using the same methodology that we used for calculating Mr. Elsesser's total compensation shown in the 2025 Summary Compensation Table, resulting in annual total compensation of $74,923. Mr. Elsesser's annual total compensation, as reported in the 2025 Summary Compensation Table, was $851,621. Based on this information, the ratio of the annual total compensation of Mr. Elsesser to the annual total compensation of our median employee was approximately 11 to 1 for 2025.

We believe that the above pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Because the SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance Table

The following table sets forth certain information regarding the compensation provided to our Chief Executive Officer and our other NEOs and certain measures of Company performance for fiscal 2025, 2024, 2023, 2022 and 2021, including revenue, which is our "Company-Selected Measure" for 2025. Please read the section above entitled "*Executive Compensation—Compensation Discussion and Analysis*" for information regarding the decisions made by our Compensation Committee in regard to NEO compensation.

| Year | Summary Compensation Table Total for PEO[1] | Compensation Actually Paid to PEO[1] | Average Summary Compensation Table Total for Non-PEO NEOs[2] | Average Compensation Actually Paid to Non-PEO NEOs[2][3][4] | Value of Initial Fixed $100 Investment Based On: | | Net Income (Loss) (in thousands) | Revenue (in thousands)[6] |
					Total Shareholder Return	Peer Group Total Shareholder Return[5]		
2021	$497,789	$497,789	$1,308,783	$1,967,061	$164.18	$103.04	$5,284	$747,590
2022	$601,620	$601,620	$1,780,946	$1,057,419	$127.12	$78.99	$(2,002)	$847,133
2023	$601,620	$601,620	$622,624	$978,020	$143.74	$74.07	$90,954	$1,058,522
2024	$630,467	$630,467	$1,842,751	$1,788,811	$135.70	$77.83	$14,012	$1,194,615
2025	$851,621	$851,621	$2,853,098	$3,684,398	$177.66	$77.66	$177,687	$1,403,665

(1) The Principal Executive Officer (PEO) in fiscal 2025, 2024, 2023, 2022 and 2021 is Adam Elsesser. No adjustments were required to be made to the Summary Compensation Table amounts for Mr. Elsesser for any of the fiscal years presented because Mr. Elsesser's compensation for each year consisted solely of base salary and life insurance and short-term and long-term disability insurance premium payments.

(2) The NEOs included in the calculation of average non-PEO NEO compensation in fiscal 2021 are Maggie Yuen, Johanna Roberts, Lynn Rothman and Lambert Shiu, the NEOs included in the calculation of average non-PEO NEO compensation in fiscal 2022, 2023 and 2024 are Maggie Yuen, Johanna Roberts and Lambert Shiu, and the NEOs included in the calculation of average non-PEO NEO compensation in fiscal 2025 are Maggie Yuen, Johanna Roberts, Lambert Shiu and Shruthi Narayan.

(3) Adjustments to the compensation actually paid to our non-PEO NEOs reflect the fair values of RSUs and stock options at the required measurement dates, consistent with the approach used to value equity awards at the grant date as described in Notes 2 and 11 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 25, 2026, except that these calculations do not give effect to any estimate of forfeitures related to service-based vesting, but assume that the NEO will perform the requisite service for the award to vest in full. Changes to RSU fair values from the grant date (for current year grants) and from prior year-end (for prior year RSU grants) are based on the closing price of our common stock as reported by the NYSE at the respective measurement dates. Changes to stock option fair values are based on the closing price of our common stock as reported by the NYSE at the respective measurement dates, in addition to updated expected option term, implied volatility of our common stock over the updated expected option term, and risk-free rate assumptions. For all fiscal years presented, the meaningful increases or decreases in stock option fair value at the respective measurement dates from the fair value on the grant date were primarily driven by changes in the stock price.

(4) SEC rules require certain adjustments to the Summary Compensation Table total compensation to determine the Compensation Actually Paid (CAP) as reported in the Pay Versus Performance Table. In general, CAP reflects changes in the fair value of outstanding equity awards as of December 31 of the applicable year or, if earlier, the vesting date (rather than the grant date), as well as adjustments related to benefits under defined benefit or actuarial pension plans. There were no adjustments related to benefits under defined benefit or actuarial pension plans for any of our NEOs, as we do not maintain any such plans. There were also no adjustments made with respect to equity awards granted in a prior year that failed to meet vesting conditions in 2025, or dividends or other earnings paid on equity awards not included in another component of the Summary Compensation Table total compensation, since there were no such equity awards or earnings in 2025. The following table sets forth the adjustments to the Summary Compensation Table total compensation to determine the CAP to our non-PEO NEOs for the fiscal year ended December 31, 2025:

Year	Average Summary Compensation Table Total for Non-PEO NEOs	Subtract grant date fair value of stock awards granted during the fiscal year	Add year-end value of outstanding and unvested stock awards granted during the fiscal year	Add value of vested stock awards granted during the fiscal year	Add change in value of outstanding and unvested stock awards granted in prior years	Add change in value of vested stock awards granted in prior years	Average Compensation Actually Paid to Non-PEO NEOs
2025	$2,853,098	$2,157,266	$2,421,600	$50,500	$360,174	$156,292	$3,684,398

(5)   The peer group used for Total Shareholder Return is the S&P Healthcare Equipment Index.

(6)   Prior to 2023, the Company did not use any financial performance measures to link compensation actually paid to our NEOs to Company performance. In February 2023, the Compensation Committee adopted an annual equity program, pursuant to which certain of the Company's senior employees, including all of our NEOs other than our Chief Executive Officer, were eligible to receive awards of RSUs based on the Company's achievement against predetermined financial performance targets for revenue and non-GAAP income from operations for the year ended December 31, 2023, weighted 75% based on the Company's revenue achievement and 25% based on the Company's non-GAAP income from operations achievement, as well as individual performance. In February 2024 and 2025, the Compensation Committee renewed the performance equity program for 2024 and 2025, respectively, on substantially similar terms as the 2023 program, other than to modify the non-GAAP income from operations metric to include non-GAAP operating margin and appropriate adjustments to the performance targets. Based on such performance metrics, targets and weighting, in the Company's assessment, revenue represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link the CAP to the Company's NEOs, for the year ended December 31, 2025, to Company performance.

Narrative to Pay versus Performance Table

Description of Relationship Between PEO and Average non-PEO NEO CAP and Total Shareholder Return

The CAP to our PEO for the fiscal years presented increased by 20.9% from 2021 to 2022, from $497,789 to $601,620, remained flat from 2022 to 2023 at $601,620, increased by 4.8% from 2023 to 2024, from $601,620 to $630,467, and increased by 35.1% from 2024 to 2025, from $630,467 to $851,621.

The average CAP to our non-PEO NEOs for the fiscal years presented decreased by 46.2% from 2021 to 2022, from $1,967,061 to $1,057,419, decreased by 7.5% from 2022 to 2023, from $1,057,419 to $978,020, increased by 82.9% from 2023 to 2024, from $978,020 to $1,788,811, and increased by 106.0% from 2024 to 2025, from $1,788,811 to $3,684,398.

The Company's cumulative Total Shareholder Return (TSR) for the periods presented increased by 64.2% during 2021, decreased by 22.6% from 2021 to 2022, increased by 13.1% from 2022 to 2023, decreased by 5.6% from 2023 to 2024, and increased by 30.9% from 2024 to 2025. Compared to the cumulative TSR of the S&P Healthcare Equipment Index for the periods presented, the Company's cumulative TSR was greater than the cumulative TSR of the S&P Healthcare Equipment index by 59.3% in 2021, by 60.9% in 2022, by 94.1% in 2023, by 74.4% in 2024, and by 128.8% in 2025.

Description of Relationship Between PEO and Average non-PEO NEO CAP and Net (Loss) Income

The CAP to our PEO for the fiscal years presented increased by 20.9% from 2021 to 2022, from $497,789 to $601,620, remained flat from 2022 to 2023 at $601,620, increased by 4.8% from 2023 to 2024, from $601,620 to $630,467, and increased by 35.1% from 2024 to 2025, from $630.467 to $851,621.

The average CAP to our non-PEO NEOs for the fiscal years presented decreased by 46.2% from 2021 to 2022, from $1,967,061 to $1,057,419, decreased by 7.5% from 2022 to 2023, from $1,057,419 to $978,020, increased by 82.9% from 2023 to 2024, from $978,020 to $1,788,811, and increased by 106.0% from 2024 to 2025, from $1,788,811 to $3,684,398.

The Company's net income (loss) for the fiscal years presented decreased by $7.3 million from 2021 to 2022, from net income of $5.3 million to a net loss of $2.0 million, increased by $93.0 million from 2022 to 2023, from a net loss of $2.0 million to net income of $91.0 million, decreased by $77.0 million from 2023 to 2024, from net income of $91.0 million to net income of $14.0 million, and increased by $163.7 million from 2024 to 2025, from net income of $14.0 million to net income of $177.7 million.

Description of Relationship Between PEO and Average non-PEO NEO CAP and Revenue

The CAP to our PEO for the fiscal years presented increased by 20.9% from 2021 to 2022, from $497,789 to $601,620, remained flat from 2022 to 2023 at $601,620, increased by 4.8% from 2023 to 2024, from $601,620 to $630,467, and increased by 35.1% from 2024 to 2025, from $630,467 to $851,621.

The average CAP to our non-PEO NEOs for the fiscal years presented decreased by 46.2% from 2021 to 2022, from $1,967,061 to $1,057,419, decreased by 7.5% from 2022 to 2023, from $1,057,419 to $978,020, increased by 82.9% from 2023 to 2024, from $978,020 to $1,788,811, and increased by 106.0% from 2024 to 2025, from $1,788,811 to $3,684,398.

The Company's revenue for the fiscal years presented increased by 13.3% from 2021 to 2022, from $747.6 million to $847.1 million, by 25.0% from 2022 to 2023, from $847.1 million to $1,058.5 million, and by 12.9% from 2023 to 2024, from $1,058.5 million to $1,194.6 million, and by 17.5% from 2024 to 2025, from $1,194.6 million to $1,403.7 million.

2025 Financial Performance Measures

The following list sets forth the financial performance measures which, in the Company's assessment, represent the most important financial performance measures used by the Company to link the CAP to the Company's NEOs, for the year ended December 31, 2025, to Company performance:

- Revenue

- Non-GAAP income from operations (including non-GAAP operating margin)

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for Proxy Availability Notice or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Proxy Availability Notice or other Annual Meeting Materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Proxy Availability Notice or proxy materials will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Availability Notice or proxy materials, please notify your broker or contact Broadridge Financial Solutions, Inc. in writing: Attn: Householding Department, 51 Mercedes Way, Edgewood, NY 11717; or by telephone: 1-866-540-7095. Stockholders who currently receive multiple copies of the Proxy Availability Notice or proxy materials at their address and would like to request householding of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Proxy Availability Notice or proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

APPROVAL

The contents of this Proxy Statement and the sending thereof to the stockholders have been authorized by the Board.

By Order of the Board of Directors

Johanna Roberts
Executive Vice President, General Counsel and Secretary

April 29, 2026

A copy of our Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 25, 2026, is available without charge upon written request to Investor Relations, Penumbra, Inc., One Penumbra Place, Alameda, CA 94502 or by accessing a copy on Penumbra's website at www.penumbrainc.com in the Investors section under "SEC Filings."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-37557

Penumbra, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**05-0605598**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Penumbra Place
Alameda, CA 94502
(Address of principal executive offices, including zip code)

(510) 748-3200
(Registrant's telephone number, including area code)

Securities registered pursuant of Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par value $0.001 per share	PEN	The New York Stock Exchange

Securities registered pursuant of Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes: ☒   No: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes: ☐   No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: ☒   No: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes: ☒   No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes: No: ☒

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $9.7 billion, based on the closing price as reported on the New York Stock Exchange as of such date.

As of February 4, 2026, the registrant had 39,243,053 shares of common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders, which is to be filed not more than 120 days after the registrant's fiscal year ended December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Form 10-K") includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this Form 10-K, including in the sections entitled "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other sections of this Form 10-K. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "opportunity" or "continue," the negative of these terms and other comparable terminology, but such words, terms and terminology are not the exclusive means for identifying such statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business.

These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed in the section entitled "Risk Factors" in this Form 10-K. You should specifically consider the numerous risks outlined in the section of this Form 10-K entitled "Risk Factors." Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. We undertake no obligation to update any forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law.

RISK FACTORS SUMMARY

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled "Risk Factors" in Part I, Item IA of this Form 10-K. These risks include, but are not limited to, the following:

• uncertainty associated with our agreement to be acquired by Boston Scientific Corporation;

• the failure to complete the Merger could adversely affect our business;

• we will continue to incur substantial transaction-related costs in connection with the Merger;

• we and our directors and officers may be subject to lawsuits relating to the Merger;

• provisions of the Merger Agreement may deter alternative business combinations and could negatively impact our stock price if the Merger Agreement is terminated in certain circumstances;

• because the market price of Boston Scientific Corporation common stock may fluctuate, holders of our common stock cannot be certain of the market value of the consideration they will receive in the Merger;

• our existing products may be rendered obsolete and we may be unable to effectively introduce and market new products or may fail to keep pace with advances in technology;

• we face significant competition, and if we are unable to compete effectively, we may not be able to achieve or maintain significant market penetration or improve our results of operations;

• we may not be able to achieve or maintain satisfactory pricing and margins for our products;

• our future growth depends, in part, on our ability to further penetrate our current customer base and increase the frequency of use of our products by our customers as well as expand our user base to include additional specialist physicians and other healthcare providers in both our existing and future target end markets;

• we may not have the resources to successfully market and sell our products, which would adversely affect our business and results of operations;

• third-party reimbursement may not be available or adequate for the procedures or sessions for which our products are used, and may be subject to change;

• we have generated a significant portion of our revenue and revenue growth from a limited number of product families, and our revenue and business prospects would be adversely affected if sales of any of these product families were to decline;

• if specialist physicians or other healthcare providers do not recommend and endorse, or use, our products or if our relationships with specialist physicians or other healthcare providers deteriorate, our products may not be accepted or maintain acceptance in the marketplace, which would adversely affect our business and results of operations;

• our dependence on key suppliers puts us at risk of interruptions in the availability of our products, which could reduce our revenue and adversely affect our results of operations;

• we cannot be certain that we will be able to manufacture our products in high volumes at commercially reasonable costs;

• we are required to maintain high levels of inventory, which consume a significant amount of our working capital and could lead to permanent write-downs or write-offs of our inventory;

• defects or failures or alleged defects or failures associated with our products could lead to recalls, safety alerts, or product-related or securities litigation, as well as significant costs and negative publicity;

• our products are continually the subject of clinical trials conducted by us, our competitors, or other third parties, the results of which may be unfavorable, or perceived as unfavorable, which could materially adversely affect our business, financial condition and results of operations;

- we are subject to stringent domestic and foreign medical device regulations, which may impede the approval or clearance process for our products, hinder our development activities and manufacturing processes and, in some cases, result in the recall or seizure of previously approved or cleared products;

- we are subject to federal, state and foreign healthcare laws and regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future;

- we rely on a variety of intellectual property rights, and if we are unable to maintain or protect our intellectual property, our business and results of operations will be harmed; and

- we may become involved in lawsuits or other proceedings to protect or enforce our patents or other intellectual property rights or to defend against accusations of infringement, which could be expensive, time consuming and unsuccessful.

The above list represents a summary of the risks that could affect our business, financial condition, results of operations, cash flows and the trading price of our common stock. Additional information regarding such risks may be found in the section of this Form 10-K entitled "Risk Factors," and you should carefully review and consider such risk factors in addition to the above summary. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations and future prospects could be materially and adversely harmed by any of these risks.

PART I

ITEM 1. BUSINESS.

Overview

References herein to "we," "us," "our," the "Company," and "Penumbra," refer to Penumbra, Inc. and its consolidated subsidiaries unless expressly indicated or the context requires otherwise.

Penumbra, the world's leading thrombectomy company, is focused on developing the most innovative technologies for challenging medical conditions such as ischemic stroke, venous thromboembolism such as pulmonary embolism, and acute limb ischemia. Our broad portfolio, which includes computer assisted vacuum thrombectomy (CAVT), centers on removing blood clots from head-to-toe with speed, safety, and simplicity. Our team focuses on developing, manufacturing and marketing novel products for use by specialist physicians and other healthcare providers to drive improved clinical and health outcomes. We believe that the cost-effectiveness of our products is attractive to our customers.

Since our founding in 2004, we have invested heavily in our product development and commercial expansion that has established the foundation of our global organization. We have successfully developed, obtained regulatory clearance or approval for, and introduced products into the thrombectomy market since 2007, access market since 2008, embolization market since 2011, and neurosurgical market since 2014.

We expect to continue to develop and build our portfolio of products, including our thrombectomy, embolization, and access technologies, while iterating on our currently available products. Generally, when we introduce a next generation product or a new product designed to replace a current product, sales of the earlier generation product or the product replaced decline. Our research and development activities are centered around the development of new products and clinical activities designed to support our regulatory submissions and demonstrate the effectiveness of our products.

We attribute our success to our culture built on cooperation, our highly efficient product innovation process, our disciplined approach to product and commercial development, our deep understanding of our target end markets and our relationships with specialist physicians and other healthcare providers. We believe these factors have enabled us to rapidly innovate in a highly efficient manner.

We sell our products to healthcare providers primarily through our direct sales organization in the United States, most of Europe, Canada, Australia and Singapore, as well as through distributors in select international markets. We generated revenue of $1,403.7 million, $1,194.6 million and $1,058.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. This represents an annual increase of 17.5% and 12.9%, respectively. We generated income from operations of $189.2 million, $9.3 million and $73.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

During the year ended December 31, 2024, we made the strategic decision to wind down and exit our immersive healthcare business, and as a result we incurred $115.3 million in impairment and other charges in connection with this decision. Refer to Note "4. Exit of Immersive Healthcare Business" to our consolidated financial statements in Part II, Item 8 of this Form 10-K. In addition, during the year ended December 31, 2024, we permanently ceased sales of our immersive healthcare products and related commercial operations. There were no impairment or other charges in connection with the wind down and exit of our immersive healthcare business during the year ended December 31, 2025.

On January 14, 2026, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Boston Scientific Corporation, a Delaware corporation, and Pinehurst Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Boston Scientific Corporation, pursuant to which Boston Scientific Corporation has agreed to acquire us in a transaction (the "Merger") reflecting an enterprise value of approximately $14.5 billion. Under the terms of the Merger Agreement, which has been approved by the board of directors of each of the Company and Boston Scientific Corporation, the transaction values each share of our common stock at $374 per share, with our stockholders having the right to elect, for each share of our common stock held by them, to receive $374 in cash or 3.8721 shares of Boston Scientific Corporation's common stock (valued at $374 based on the volume weighted average price of Boston Scientific Corporation's common stock over the 10 trading days ending January 13, 2026), subject to proration, so that the total transaction consideration is paid approximately 73% in cash and approximately 27% in shares of Boston Scientific Corporation's common stock. The Merger is expected to close by the end of 2026, subject to customary closing conditions, including approval by our stockholders and regulatory approvals. See Note "20. Subsequent Events" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information.

Our Markets

We concentrate on improving treatment outcomes for patients with certain forms of vascular disease. Vascular disease refers to any condition that affects the circulatory system and typically manifests as a blockage or rupture of an artery or a vein. When the treatment for vascular disease is performed from within a vessel, it is referred to as an endovascular procedure. Historically, we classified our end markets according to the anatomic location of the disorder and divided them into neuro, which included neurovascular and neurosurgical, and vascular, which included peripheral vascular and cardiovascular. To better align with our strategic priorities, beginning with the three months ended December 31, 2023 we began to classify our end markets based on the type of procedure being performed, and therefore divide our markets into thrombectomy, which includes products that treat conditions such as pulmonary embolism, deep vein thrombosis, acute limb ischemia, ischemic stroke and coronary disease, and embolization and access, which include products to treat aneurysms and to occlude vessels as well as products to access the vasculature.

We generated revenue of $947.9 million, $815.5 million and $677.3 million from our thrombectomy product category for the years ended December 31, 2025, 2024 and 2023, respectively. We generated revenue of $455.7 million, $379.1 million, and $381.2 million from our embolization and access product categories for the years ended December 31, 2025, 2024 and 2023, respectively. The Company designs, develops, manufactures and markets novel products, and operates as one operating segment.

While reliable third-party data is not available for many markets outside the United States, we believe there are substantial additional market opportunities for our thrombectomy and embolization and access products throughout the world.

Thrombectomy Market

The thrombectomy market is comprised of vascular diseases and disorders occurring in vessels throughout the body, including ischemic stroke, venous thromboembolism such as pulmonary embolism, acute limb ischemia, deep vein thrombosis, coronary disease and other conditions. Disruption of blood flow to the vasculature can have serious adverse consequences, including death and morbidity, and our solutions address the intervention of these diseases. There are approximately 2.15 million incidences of clot in the vasculature each year in the United States, the vast majority of which do not currently receive mechanical thrombectomy intervention. Studies have shown that patients treated with mechanical thrombectomy had improved functional outcomes compared with treatments such as tissue-type plasminogen activator (tPA) alone.

Some of the more common conditions we focus on are:

- *Pulmonary Embolism* ("*PE*"): PE is a condition that occurs when blood clots, which typically travel from the veins in the legs, get caught in the lungs. Approximately 1.2 million PEs occur annually worldwide. In the U.S., there are approximately 350,000 PEs per year causing approximately 50,000 annual deaths according to the Centers for Disease Control and Prevention. High- and intermediate-risk PEs, which are generally eligible for treatment with mechanical or computer assisted vacuum thrombectomy, represent approximately 44% of such PEs, or approximately 150,000 U.S. patients. We estimate there are approximately 800,000 annual PEs outside the U.S. and approximately 350,000 of them are high- or intermediate-risk, making them eligible for thrombectomy.

- *Deep Vein Thrombosis ("DVT")*: DVT occurs when a clot forms in a deep vein, usually in the leg and sometimes in the arm. Approximately 4 million DVTs occur annually worldwide. In the U.S., there are approximately 30,000 annual deaths caused by DVT according to the Centers for Disease Control and Prevention. Approximately 350,000 DVTs are eligible for treatment with mechanical or computer assisted vacuum thrombectomy in the U.S. We estimate there are approximately 2 million annual DVTs outside the U.S. that are eligible for thrombectomy.

- *Acute Limb Ischemia ("ALI")*: ALI occurs when the leg experiences an occlusion in an artery, caused either by a blood clot in the artery or by emboli from the heart or another place within the body that travel to the leg and cause an occlusion. It is estimated that approximately 2.5 million ALIs occur annually and that there are approximately 16 million ALI survivors worldwide. In the U.S., there are approximately 250,000 ALIs per year, which are generally eligible for treatment with mechanical or computer assisted vacuum thrombectomy, causing approximately 50,000 annual deaths according to the New England Journal of Medicine. We estimate there are approximately 2.25 million annual ALIs outside the U.S. that are eligible for thrombectomy.

- *Ischemic Stroke*: A stroke occurs when a blood vessel that carries oxygen and nutrients to the brain is either blocked by a clot or bursts (ruptures). It is estimated that nearly 14 million strokes occur annually and that there are more than 80 million survivors of stroke globally. In the United States, the American Heart Association ("AHA") and American Stroke Association ("ASA") estimate that nearly 800,000 strokes occur annually, and lead to approximately 150,000 deaths per year. Ischemic strokes, caused by the blockage of an artery in the brain, represent approximately 87% of strokes, or approximately 700,000 patients annually, in the United States. Of these cases, we estimate that approximately 200,000 are treatable with mechanical thrombectomy, which involves removal of the clot causing the blockage by mechanical means and restoring blood flow to the blocked vessels. Outside of the United States, we estimate, based on published sources, that there are approximately 9.7 million ischemic strokes annually and that 1.9 million of these patients are treatable with mechanical thrombectomy.

- *Acute Coronary Syndrome ("ACS"):* ACS includes various conditions associated with sudden, reduced blood flow to the heart. One such condition is a heart attack (acute myocardial infarction or "AMI"), when cell death results in damaged or destroyed heart tissue. Heart attacks can often be associated with high thrombus burden in the coronary arteries. Approximately 8.5 million AMIs occur annually and there are approximately 23.5 million AMI survivors worldwide. In the U.S., there are approximately 500,000 AMIs per year causing approximately 350,000 annual deaths according to the American Heart Association. AMIs involving high thrombus burden, which are generally eligible for treatment with mechanical thrombectomy, represent approximately 60% of U.S. AMIs, or approximately 300,000 U.S. patients. We estimate there are approximately 8 million annual AMIs outside the U.S. that are eligible for mechanical thrombectomy.

- *Clot associated with Arteriovenous Graft or Fistula*: Arteriovenous grafts or fistulas are created for access to dialyze the blood of patients with end-stage renal disease. It is common for clots to form within these access vessels when patients undergo dialysis long-term.

Embolization and Access Markets

The embolization and access markets are comprised of various diseases and conditions throughout the body, such as aneurysm, hemorrhagic stroke, vessel malformations, bleeding, endoleaks, ovarian veins, varicoceles, and hematomas, as well as products that provide access to the diseased area. These conditions include:

- *Aneurysm*: An aneurysm is a weak area in a blood vessel that usually enlarges and is often described as a "ballooning" of the blood vessel. Approximately 2% of the general population has or will develop an aneurysm and approximately 9 million people in the United States may currently have an aneurysm. If a patient has had an aneurysm, there is a 20% likelihood that the patient will have one or more additional aneurysms. The primary endovascular procedure for treating unruptured aneurysms uses a repair technique called embolization, in which the aneurysm is packed with coils in a minimally invasive procedure.

- *Hemorrhagic Stroke*: Hemorrhagic strokes, caused by the sudden rupture of a brain artery that leads to bleeding into or around the brain, represent approximately 13% of strokes in the United States. Brain aneurysms and arteriovenous malformations ("AVM") can both cause hemorrhagic stroke. According to independent sources, every year 0.5% to 3.0% of people with a brain aneurysm and 1.0% to 3.0% of people with an AVM may suffer from bleeding. According to the AHA and ASA, once a brain aneurysm or an AVM bleeds, the chance of death is 30% to 40% and 10% to 15%, respectively. Intracerebral hemorrhage, a type of hemorrhagic stroke, occurs when a vessel within the brain bursts, allowing blood to leak inside the brain.

Most endovascular procedures require access to the diseased area using guidewires and catheters. Accessing the brain through the tortuous neurovasculature has been a substantial challenge for physicians treating vascular disorders in the brain. Companies that developed catheters and other products for neurovascular applications historically leveraged technologies developed for use in coronary or peripheral vascular interventions. This approach created challenges given the vastly different anatomy, structure and sizing of the neurovascular vessels.

Our Product Portfolio

Since our founding in 2004 we have developed a product portfolio that includes 6 product families within our major markets. The following table summarizes our product offerings.

Product Families		Key Product Brands
THROMBECTOMY	**Peripheral**	Indigo System Lightning Flash Bolt CAT RX
	Neuro	Penumbra System Penumbra RED, SENDit, JET, ACE, BMX, and MAX catheters 3D Revascularization Device Penumbra ENGINE and other components and accessories
EMBOLIZATION & ACCESS	**Peripheral Embolization**	Ruby Embolization Platform Ruby LP Embolization Platform Ruby XL Embolization Platform LANTERN POD (Penumbra Occlusion Device) Packing Coil Packing Coil LP
	Neuro Embolization	Penumbra Coil 400 POD400 PAC400 Penumbra SMART COIL SwiftPAC Coil SwiftSET
	Access	Neuron Neuron MAX BENCHMARK BMX DDC PX SLIM MIDWAY Access25
	Neurosurgical Tools	Artemis Neuro Evacuation Device

Thrombectomy Products

Our thrombectomy products fall into the following broad product families:

Peripheral Thrombectomy Products

Indigo System

The Indigo System is designed for continuous or modulated power aspiration of thrombus in the body, leveraging the success of the Penumbra System in ischemic stroke. Computer assisted vacuum thrombectomy leverages the power of continuous aspiration to augment the safety, speed and simplicity of thrombus removal, and is suited to a wide range of clot morphology in the peripheral arterial, peripheral venous, pulmonary arteries and coronary vasculature. The Indigo System is comprised of four principal components:

- *Continuous Aspiration Mechanical Thrombectomy (CAT) Catheters* are robust, durable, trackable and suited for the peripheral and coronary anatomy. We have introduced multiple sizes of catheters for use in both the peripheral and coronary vasculature. CAT Catheters are available in a wide range of sizes and lengths to address a wide range of vessel sizes and clot locations.

- *Computer Assisted Vacuum Thrombectomy (CAVT) Technology* combines our CAT Catheters with microprocessor-controlled software algorithms that orchestrate the interaction of our pump and catheters, enabling physicians to focus on optimizing thrombus removal while helping to mitigate blood loss for arterial and venous applications including the treatment of pulmonary embolism.

- *Indigo Separators* are advanced and retracted through the aspiration catheter at the proximal margin of the primary occlusion to facilitate clearing of the thrombus from the catheter tip. In the peripheral vasculature, clots often form in long segments and are more resistant to traditional aspiration techniques. The Indigo System with the Separator enables a practitioner to remove a wide range of clot morphology from both peripheral and coronary vasculature.

- *Penumbra ENGINE* or *Penumbra Pump MAX* is connected to our CAT catheters and CAVT technology, where applicable, and provides the needed aspiration suction force. We developed our proprietary aspiration source as a fully-integrated system specifically for mechanical thrombectomy by vacuum aspiration.

In 2023, we launched Lightning Flash, an advanced mechanical thrombectomy system to address venous and pulmonary thrombus using CAVT technology, and Lightning Bolt 7, an advanced arterial thrombectomy system that uses CAVT technology, including modulated aspiration, to address conditions such as ALI, hibernating thrombus and visceral occlusions. In 2024, we launched Lightning Flash 2.0, designed for increased efficiency and sensitivity to thrombus and blood flow, and in 2025 we launched Lightning Flash 3.0, our next generation technology featuring advanced Lightning Flash algorithms designed for enhanced clot detection capabilities with increased sensitivity to thrombus and blood and enlarged tubing coupled with an automated backflush feature tailored for large thrombus burdens and to reduce friction from aspirated thrombus. In addition, in 2025 we launched Lightning Bolt 12 and Lightning Bolt 6X with TraX, our latest CAVT technology involving modulated aspiration, designed to provide even faster clot removal and rapidly restore blood flow, as well as allow physicians to reach and address smaller vessels.

Neuro Thrombectomy Products

Our Penumbra System brand of products offers a form of mechanical thrombectomy used by specialist physicians to revascularize blood vessels that are blocked by clots in the intracranial vasculature. These products are aspiration-based. The Penumbra System is a fully integrated mechanical thrombectomy system consisting of reperfusion catheters and separators, the 3D Revascularization Device, aspiration tubing, and aspiration pump.

Penumbra System Reperfusion Catheters are the cornerstone of the Penumbra System and are manufactured using a variety of proprietary processes and materials science innovations for use in revascularization of patients with acute ischemic stroke.

The Penumbra System Reperfusion Catheters, powered by Penumbra ENGINE or Penumbra Pump MAX, are designed for trackability and to maximize thrombus removal force. We believe these design features contribute to improved clinical outcomes and reduced procedure times. Penumbra System Reperfusion Catheters include the Penumbra RED, JET, ACE, BMX, and MAX families of catheters, designed to address a broad range of occlusions.

In 2021, we launched our RED family of catheters, which are designed with the latest innovations in tracking and aspiration technology to navigate complex distal vessel anatomy and deliver powerful aspiration, together with Penumbra ENGINE, for the removal of blood clots in acute ischemic stroke patients with large vessel occlusions. In 2022, we initiated the THUNDER Study, which is an Investigational Device Exemption ("IDE") study designed to evaluate the safety and effectiveness of CAVT technology for neurovascular applications and which completed enrollment in September 2024. In 2023, we added to the RED family by launching the RED 43 catheter and RED 72 catheter with SENDit Technology.

Designed specifically for use with aspiration technology, the 3D Revascularization Device is a component of the Penumbra System that offers a technologically-advanced structure designed to treat large vessel occlusion in combination with Penumbra RED, JET 7, ACE, and MAX Reperfusion Catheters.

Either *Penumbra ENGINE* or *Penumbra Pump MAX* is connected to our reperfusion catheters and provides the aspiration suction force. We developed our proprietary aspiration source as a fully-integrated system specifically for mechanical thrombectomy by aspiration.

Embolization and Access Products

Peripheral Embolization Products

Ruby Embolization Platform

The Ruby Embolization Platform consists of detachable coils that are specifically designed for peripheral applications. Ruby Coils have a controlled mechanical detachment mechanism that permits the physician to deliver and reposition the coil until the final satisfactory position is reached before detachment.

The Ruby Embolization Platform is used in a variety of clinical applications, including, but not limited to:

- active extravasations, or the escape of blood into surrounding tissue;

- selective embolization in patients with visceral aneurysms;

- exclusion of branches prior to chemoembolization and radioembolization;

- embolization in patients with gastrointestinal bleeding;

- embolization of branches prior to stent graft procedures;

- procedures after stent grafting in patients with persistent type II endoleaks and sac enlargement;

- treatment of patients with varicocele and pelvic congestion syndrome;

- high-flow arterial venous malformations;

- post trans intrahepatic shunt placement;

- balloon retrograde transvenous obliteration; and

- exclusion of hepatic branches prior to liver resection.

The Ruby LP Embolization Platform is used in a variety of clinical applications where smaller microcatheters are used to access smaller and more distal vessels within the peripheral vasculature. In 2025, we launched the Ruby XL Embolization Platform, our largest volume coil designed to achieve more efficient embolization, especially in large vessel and high-flow embolization.

LANTERN

The Penumbra LANTERN Delivery Microcatheter is a low-profile microcatheter with a high-flow lumen that enables large-volume coil delivery. LANTERN features a radiopaque distal shaft for enhanced visibility and dual distal marker bands for precise coil deployment in tortuous anatomy.

POD (Penumbra Occlusion Device) System

POD addresses a specific need in the peripheral embolization market to rapidly and precisely occlude a target vessel, including in high-flow situations. Our POD device utilizes technology that delivers both variable sizing and variable softness to provide a single device solution for rapid and precise embolization of the target vessel. The technology achieves this range of features through the design of a distal anchoring segment, thereby immediately anchoring the device in a range of vessel diameters. The proximal segment of the POD achieves dense occlusion by packing a softer, smaller diameter segment tightly behind the anchored portion.

The Packing Coil is a complementary device for use with our other peripheral embolization products. It is uniquely designed to pack densely behind Ruby Coils and POD to occlude arteries and veins throughout the peripheral vasculature including aneurysms. Both POD and Packing Coil are detached instantly with a sterile detachment handle.

<u>Neuro Embolization Products</u>

Penumbra Coil 400 is a family of detachable coils developed to offer an improved alternative for the treatment of small to large aneurysms and other larger, more complex lesions. We implemented several proprietary design innovations to enable the coil to maintain shape while achieving biomechanically stable occlusion. Given the size and handling of Penumbra Coil 400, it is able to achieve higher packing density with fewer coils compared to competitive coiling systems.

Penumbra SMART COIL is a family of detachable coils, designed to treat patients with a wide range of neurovascular lesions, including the small and medium sized aneurysms that comprise the majority of the neurovascular coiling market. The design of Penumbra SMART COIL allows the level of softness to be determined not only by the diameter of the platinum filament, but also by a structural component inside the coil itself. This development enables Penumbra SMART COIL to become progressively softer within the span of an individual coil.

Penumbra SwiftPAC Coil is a detachable coil, designed to treat patients with a wide range of neurovascular lesions. SwiftPAC Coil is engineered with a unique coil shape that enables dense coil packing in a vessel and comes in a range of lengths that can cover a variety of clinical scenarios. The length and volume of the coil are intended to reduce the total number of coils needed in a procedure.

In 2025, we launched SwiftSET, a new complex coil solution engineered to optimize vessel wall apposition through its shape configuration and to facilitate smooth deployment and natural conformity to tight spaces for dense occlusion in small vessels. These attributes make it well-suited for a variety of neurovascular conditions, including intracranial aneurysms and other neurovascular abnormalities such as arteriovenous malformations and arteriovenous fistulae.

<u>Access Products</u>

The Neuron family of guide catheters and the Penumbra distal delivery catheters ("DDC") enable many endovascular procedures in the tortuous anatomy of the neurovasculature. The Neuron delivery catheter is a variable stiffness guide catheter with increased support in the aortic arch, easier access, and trackability into the intracranial vasculature. The design of Neuron enables physicians to position the catheter much higher in the anatomy than conventional guide catheters.

The BENCHMARK catheter features additional improvements in aortic arch support, ease-of-use, and trackability. In addition to improved proximal support in the arch through multi-geometry metal reinforcement, the distal tip is softer and more trackable, while maintaining distal shaft radiopacity for improved visualization. The BENCHMARK also is available pre-packaged with a Select catheter to obviate the need for a neurovascular guide catheter exchange, which may reduce the number of devices needed per procedure and shorten procedure times.

The BENCHMARK family includes our BENCHMARK BMX Access System, which provides a larger internal diameter without increasing the outer diameter of the delivery catheter, enabling more working room for all neurovascular procedures while maintaining the same size access site as our Neuron MAX.

The MIDWAY intermediate catheter family, launched in 2024, consists of MIDWAY43 and MIDWAY62. Inspired by our RED catheter technology, MIDWAY intermediate catheters are designed to deliver a variety of microcatheters and embolization devices such as flow diverters, intrasaccular devices, stent systems, and delivery microcatheters for embolization cases, through our BENCHMARK and BMX guide catheters.

<u>Neurosurgical Tools</u>

Artemis Neuro Evacuation Device leverages our expertise in thrombectomy and access to offer a minimally invasive approach to surgical removal of fluid and tissue from the ventricles and cerebrum. The Artemis Neuro Evacuation Device works with a neuroendoscope through a sheath to access hematomas. Together with the Penumbra Pump MAX aspiration source, Artemis offers powerful and controlled hematoma evacuation.

Research and Development

Our research and development team has a track record of product innovation and significant product improvements. Since inception, we have introduced multiple brands in either the United States, international markets, or both.

We believe our ability to rapidly develop innovative products is in large part attributable to the fully integrated product innovation process that we have implemented, and the management philosophy behind that process. In addition, we have recruited and retained engineers with a variety of backgrounds and experience to support the development of innovative therapies. Substantially all of our research and development efforts are based at our campus in Alameda, California.

Manufacturing

We currently maintain our manufacturing facilities in Alameda and Roseville, California and currently produce substantially all of our products in-house. Our manufacturing facilities are International Organization for Standardization ("ISO") 13485 compliant. We received ISO 13485:2016 certification of our Alameda facility in 2018 and successfully completed our most recent surveillance audit in 2025. We received ISO 13485:2016 certification of our Roseville facility in 2020 and successfully completed our most recent surveillance audit in 2025. In 2021, our Quality Management System was first audited to the European Union Medical Devices Regulation in support of product CE marking, and we successfully completed our most recent surveillance audit in 2025. We participate in the Medical Device Single Audit Program ("MDSAP") which allows for certification and review of compliance to standards and regulations required in the United States, Canada, Brazil, Australia, and Japan by a single auditing organization. We received our first MDSAP certification in 2018 and successfully completed our most recent surveillance audit in 2025.

We use annual internal audits to ensure strong quality control practices. An internal, on-going staff training and education program contributes to our quality assurance program; training is documented and considered part of the employee evaluation process.

We believe we have adequate supplies or sources of availability of raw materials necessary to meet our needs. However, there are risks and uncertainties with respect to the supply of raw materials, particularly where provided by a single supplier, which could impact availability in sufficient quantities to meet our needs. In an effort to manage risk associated with raw materials supply, we work closely with suppliers to help ensure availability and continuity of supply while maintaining high quality and reliability. We also utilize long-term supply contracts with some suppliers to help maintain continuity of supply and manage the risk of price increases. Where possible, we seek second-source suppliers or suppliers that have alternate manufacturing sites at which they could manufacture our parts.

Sales and Marketing

We sell our products directly in the United States, most of Europe, Canada, Australia and Singapore, subject to required regulatory clearances and approvals. We have complemented our direct sales organization with distributors in most international markets.

We currently sell our products in the United States through our dedicated salesforce. Our sales representatives and sales managers generally have substantial medical device experience and market our products directly to a variety of specialist physicians engaged in the treatment of vascular disorders, who are the end users of our products and significantly influence buying decisions in hospitals and other healthcare settings relating to medical devices. We are focused on developing strong relationships with specialist physicians and other healthcare providers and devote significant resources to training and educating physicians and other healthcare providers in the use and benefits of our products. The principal specialist physicians and other healthcare providers in our target end markets include:

- *Thrombectomy*: Interventional radiologists, interventional neuroradiologists, vascular surgeons, neurosurgeons, interventional cardiologists and interventional neurologists.

- *Embolization and Access*: Neurosurgeons, interventional neuroradiologists, interventional neurologists, interventional radiologists, vascular surgeons and pediatric interventional cardiologists.

In addition to our direct sales organizations, we work with distributors in certain geographic areas where we have determined that selling through distributors is likely to be more effective.

We license the technology to certain of our products to our existing distribution partner in China pursuant to a series of licensing arrangements entered into in December 2020, February 2022, September 2023 and March 2024, which permit our partner to manufacture and commercialize such products in China in exchange for fixed payments upon the transfer of the distinct licensed technology and upon the provision of related regulatory support, as well as, in certain cases, royalty payments on downstream sales of the licensed products. We believe these arrangements will allow us to monetize our technology while helping us to mitigate market risk.

Our direct sales have been, and we anticipate will continue to represent, a majority of our revenues. In 2025, direct sales accounted for approximately 90% of our revenue, with the balance generated by independent distributors that sell our products outside of the United States and by the arrangements with our partner in China, which include licensing royalty and distribution revenue.

Backlog

We typically accept and ship orders on the day purchase orders are received or the next business day. Furthermore, if requested, we generally permit customers to cancel or reschedule without penalty. As a result, we do not believe that our backlog at any particular time is material, nor is it a reliable indication of future revenue.

Reimbursement

In the United States, hospitals are the primary purchasers of our products. Hospitals in turn bill various third-party payors, such as Medicare, Medicaid and private health insurance plans, for the total healthcare services required to treat the patient. Government agencies and some other payors determine whether to provide coverage for a particular procedure and to reimburse hospitals for inpatient treatment at a fixed rate based on the Medicare severity diagnosis-related group ("MS-DRG") as determined by the U.S. Centers for Medicare and Medicaid Services ("CMS"). The fixed rate of reimbursement is generally based on the patients' diagnosis and the procedure performed, and is unrelated to the specific medical device used in that procedure. Medicare rates for the same or similar procedures vary due to geographic location, nature of facility in which the procedure is performed (i.e., teaching or community hospital) and other factors. Private payors vary in their coverage and payment policies. While some may look to coverage and payment by Medicare as a guide, most formulate their own coverage and payment policies.

Some payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, not cost-effective, or used for a non-approved indication. We cannot assure you that government or private third-party payors will cover and reimburse the procedures performed using our products in whole or in part in the future, that payment rates will be adequate, or that reimbursement rates will not change in the future.

Outside the United States, market acceptance of medical devices depends partly upon the availability of reimbursement within the prevailing healthcare payment system. Reimbursement levels vary significantly by country, and by region within some countries. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. A small number of countries may require us to gather additional clinical data before or after recognizing coverage and reimbursement for our products. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

The increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in international markets will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our product sales and results of operations. These pressures can arise from rules and practices of insurers and managed care organizations, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, medical device reimbursement policies and pricing in general. Our ability to achieve market acceptance or significant sales volume will depend in large part on the availability of coverage and the level of reimbursement for procedures performed using our products under healthcare payment systems in such markets.

All third-party reimbursement programs, whether government funded or insured commercially, whether in the United States or internationally, are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, review and analysis of claims, encouragement of and incentives for maintaining healthier lifestyles, and exploration of more cost-effective methods of delivering health care. These types of programs and legislative or regulatory changes to reimbursement policies could potentially limit the amount which healthcare providers may be willing to pay for medical devices.

Competition

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete with a number of manufacturers and distributors of neuro and vascular medical devices. Our most notable competitors are Boston Scientific, Medtronic, Stryker (now including Inari Medical), Terumo and several private companies. Most of these competitors are large, well-capitalized companies with longer operating histories and greater resources than we have. As a consequence, they are able to spend more on product acquisition, development, marketing, sales and other product initiatives than we can. We also compete with a number of smaller medical device companies that have single products or a limited range of products. Some of our competitors have:

- significantly greater name recognition;

- broader or deeper relations with healthcare professionals, customers, group purchasing organizations, and third-party payors;

- more established distribution networks;

- additional lines of products and the ability to offer rebates or bundle products to offer greater discounts or other incentives to gain a competitive advantage;

- greater experience in conducting research and development, manufacturing, clinical trials, marketing and obtaining regulatory clearance or approval for products; and

- greater financial and human resources for product development, sales and marketing and patent litigation.

We compete primarily on the basis that our products are able to treat patients with neuro and vascular diseases and disorders and other health conditions safely and effectively. Our continued success depends on our ability to:

- develop innovative, proprietary products that can cost-effectively address significant clinical needs;

- continue to innovate and develop scientifically advanced technology;

- obtain and maintain regulatory clearances or approvals;

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- demonstrate safety and efficacy in Penumbra-sponsored and third-party clinical trials and studies;

- apply technology across product lines and markets;

- attract and retain skilled research and development and sales personnel; and

- cost-effectively manufacture and successfully market and sell products.

Intellectual Property

Our success depends in part on our ability to protect our proprietary technology and intellectual property and operate without infringing the patents and other proprietary rights of third parties. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to protect our intellectual property rights that we consider important to our business. We also rely on know-how and continuing technological innovation to develop and maintain our competitive position. We do not have any material licenses to any technology or intellectual property rights.

As of December 31, 2025, we owned and/or had rights to 125 issued patents globally, of which 66 were U.S. patents. As of December 31, 2025, we owned and/or had rights to 49 pending patent applications, of which 21 were patent applications pending in the United States. Thirty-seven of our issued patents, which relate to components of the Penumbra Coil 400, Ruby Embolization Platform and Smart Coil System, are currently expected to expire between 2029 and 2037. Sixteen patents pertaining to the 3D Revascularization Device are projected to expire between 2032 and 2034. Twenty-two patents relating to our computer assisted vacuum thrombectomy (CAVT) technology are projected to expire between 2039 and 2044. Some of our pending patent applications pertain to components and methods of use associated with currently commercialized products. Our pending patent applications may not result in issued patents and we can give no assurance that any patents that have issued or might issue in the future will protect our current or future products or provide us with any competitive advantage. See the section titled "Risk Factors-Risks Related to Our Intellectual Property" in this Form 10-K for additional information.

Additionally, we own or have rights to trademarks or trade names that are used in our business and in conjunction with the sale of our products, including 46 U.S. trademark registrations and 235 foreign trademark registrations as of December 31, 2025. Included in the registered trademarks is a mark with our company name and logo.

We also seek to protect our proprietary rights through a variety of other methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to our proprietary information.

Government Regulation

Our products are subject to extensive and ongoing regulation by the United States Food and Drug Administration ("FDA") under the Federal Food, Drug, and Cosmetic Act (the "FD&C Act") and its implementing regulations, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries under other statutes and regulations. The laws and regulations govern, among other things, product design and development, pre-clinical and clinical testing, manufacturing, packaging, labeling, storage, record keeping and reporting, handling of patient data and information, clearance or approval, marketing, distribution, promotion, import and export, pricing and discounts, post-marketing surveillance and interactions with healthcare professionals. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as issuance of warning letters, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.

United States

FDA's Premarket Clearance and Approval Requirements

Prior to commercially distributing medical devices in the United States, either a prior premarket notification (or 510(k)) clearance, unless it is exempt, or a premarket approval ("PMA") from FDA is required. Medical devices are classified into three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the general controls of the FD&C Act, such as provisions that relate to adulteration; misbranding; registration and listing; notification, including repair, replacement, or refund; records and reports; and good manufacturing practices. Most Class I devices and some Class II devices are exempt from premarket notification under Section 510(k) of the FD&C Act and therefore may be commercially distributed without obtaining 510(k) clearance from FDA. Class II devices are subject to both general controls and special controls to provide reasonable assurance of safety and effectiveness. Special controls include performance standards, postmarket surveillance, patient registries, and guidance documents. A manufacturer may be required to submit to FDA a premarket notification requesting clearance to commercially distribute some Class II devices. Medical devices which pose the greatest risk, such as life-sustaining or life-supporting devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are Class III devices. For most Class III devices, a PMA application will be required, subject to certain limited exceptions. FDA can also impose sales, marketing or other restrictions on devices to assure they are used in a safe and effective manner.

510(k) Clearance Pathway

When a 510(k) clearance is required, a premarket notification must be submitted to FDA demonstrating that the proposed device is substantially equivalent to a predicate device, which is a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976. By regulation, a premarket notification must be submitted and receive 510(k) clearance from FDA before the device can be marketed in the United States. The Medical Device User Fee Amendments ("MDUFA") performance goal for a traditional 510(k) clearance is 90 calendar days. As a practical matter, however, clearance often takes longer, because the review clock can be paused by FDA to allow time to resolve questions on the 510(k) file. To demonstrate substantial equivalence, the manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or different technological characteristics and the information in the premarket notification demonstrates that the device does not raise new questions of safety and effectiveness. FDA may require further information, including clinical data, to make a determination of substantial equivalence. If FDA determines the device, or its intended use, is not substantially equivalent to a previously cleared device, the applicant may resubmit another 510(k) with new data, submit a De Novo Classification request, file a reclassification petition, or submit a PMA application for the device.

There are three types of 510(k)s: traditional, special and abbreviated. Special 510(k)s are appropriate for certain technological, design, and labeling changes to a device which necessitates a new 510(k) but where the method(s) to evaluate the change(s) are well-established, and whether the results can be sufficiently reviewed in a summary or risk analysis format. Abbreviated 510(k)s are for devices that conform to a recognized standard. The special and abbreviated 510(k)s are intended to streamline review, and FDA intends to process special 510(k)s within 30 days of receipt.

Premarket Approval Pathway

A PMA application under section 515 of the FD&C Act must be submitted to FDA for Class III devices that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury. The PMA application process is much longer and more involved than the 510(k) premarket notification process. A PMA is based on a determination by FDA that the PMA application contains sufficient valid scientific evidence to assure that the device is safe and effective for its intended use(s).

By law, FDA has 180 days to review a PMA application once it has been accepted for filing, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. Also, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. Although FDA is not bound by the advisory panel decision, the panel's recommendations are important to FDA's overall decision making process. In addition, FDA may conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality Management System Regulation ("QMSR"). FDA also may inspect one or more clinical sites to assure compliance with FDA's regulations.

Upon completion of the PMA application review, FDA may: (i) approve the PMA which authorizes commercial marketing with specific prescribing information for one or more indications, which can be more limited than those originally sought; (ii) issue an approvable letter which indicates FDA's belief that the PMA application is approvable and states what additional information FDA requires, or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or (iv) deny the PMA application. If FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which FDA's review clock is reset.

Clinical Trials

Clinical trials are almost always required to support a PMA and are less often required for 510(k) clearance. In the United States, for significant risk devices, these trials require submission of an application for an IDE to FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by FDA for a specific number of patients at specified study sites. During the trial, the sponsor must comply with FDA's IDE requirements for investigator selection, trial monitoring, reporting, and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and recordkeeping requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by FDA and the appropriate institutional review boards ("IRBs"), at the clinical trial sites. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with various requirements of FDA's IDE regulations and be approved by an IRB at the clinical trials sites. The sponsor, FDA or the IRB at each site at which a clinical trial is being performed may withdraw approval of a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IRB requirements. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

Sponsors of clinical trials of devices are required to register with clinicaltrials.gov, a public database of clinical trial information. Information related to the device, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is made public as part of the registration.

Ongoing Regulation by FDA

Along with the requirement for device clearance or approval by FDA, there are additional obligations and regulations that must be followed. These include:

- establishment registration and device listing;

- QMSR, which became effective on February 2, 2026 and amended the requirements of the Quality System Regulation under 21 CFR Part 820 of U.S. Code of Federal Regulations, and which requires manufacturers, including third-party manufacturers, to follow design, testing, control, documentation, and other quality assurance procedures during all aspects of the manufacturing process;

- labeling regulations and prohibitions against product adulteration and misbranding (e.g., the promotion of products that do not have the appropriate market clearance or promotion for "off-label" uses), and other requirements related to promotional activities;

- medical device reporting regulations, which require that manufacturers report to FDA if their device may have caused or contributed to a death or serious injury or if their device malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

- corrections and removal reporting regulations, which require that manufacturers report to FDA field corrections or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FD&C Act that may present a risk to health; and

- post-market surveillance regulations, which apply to certain Class II or Class III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, may require a new 510(k). FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and may disagree with a manufacturer's determination. If FDA disagrees with the determination to not seek a new 510(k) clearance, FDA may retroactively require a 510(k) clearance or potentially require another pathway, such as a PMA. FDA could also require the manufacturer to cease marketing and distribution and/or recall the modified device until 510(k) clearance is obtained. Also, in these circumstances, there may be significant regulatory fines and penalties.

Changes to an approved PMA device, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new PMA application or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA application, with the exception that the supplement is generally limited to the information needed to support the proposed change from the device covered by the original PMA.

FDA regulations require the registration of manufacturing facilities for medical device manufacturers. Additionally, the California Department of Health Services ("CDHS") requires registration as a medical device manufacturer within the state. Therefore, FDA and the CDHS may inspect the registered facilities on a routine basis for compliance with the QMSR. These regulations include requirements for the manufacturing of products and maintaining of related documentation with respect to manufacturing, testing, maintenance and control activities. Manufacturers are subject to regular QMSR inspections in connection with the manufacture of medical devices at registered facilities. Further, FDA requires compliance with various labeling regulations. Failure by manufacturers or by their suppliers to comply with applicable regulatory requirements can result in enforcement action by FDA or state authorities, which may include any of the following sanctions:

- warning or untitled letters, fines, injunctions, consent decrees and civil penalties;

- customer notifications, voluntary or mandatory recall or seizure of our products;

- operating restrictions, partial suspension or total shutdown of production;

- delay in processing submissions or applications for new products or modifications to existing products;

- withdrawing approvals that have already been granted; and

- criminal prosecution.

The Medical Device Reporting laws and regulations require us to provide information to FDA when we receive or otherwise become aware of information that reasonably suggests our device may have caused or contributed to a death or serious injury as well as a device malfunction that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, FDA prohibits an approved device from being marketed for off-label use. FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Newly discovered or developed safety or effectiveness data may require changes to a product's labeling, including addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or FDA's policies may change, which could delay or prevent regulatory clearance or approval of our products under development.

We are also subject to other federal, state and local laws, and regulations relating to safe working conditions, laboratory, and manufacturing practices.

Regulatory Inspections

We are subject to periodic inspections by FDA related to the regulatory requirements that apply to medical devices designed and manufactured, and clinical trials sponsored, by us. When FDA conducts an inspection, the inspectors will identify any deficiencies in the form of a notice of inspectional observations, or FDA Form 483. If a notice of inspectional observations or deficiencies is received from FDA following an inspection, we would be required to respond in writing, and would be required to undertake corrective and/or preventive or other actions in order to address FDA's concerns. Failure to address FDA's concerns may result in the issuance of a warning letter or other enforcement or administrative actions.

European Union

Our medical devices are regulated in the European Union as medical devices per the European Union Medical Devices Regulation 2017/745, as amended ("EU MDR"). An authorized third party, also called a Notified Body, must approve products for CE marking, other than those which are categorized as class I self-certified. The CE mark is contingent upon continued compliance to the applicable regulations, harmonized standards and the quality system requirements of the EU MDR and the ISO 13485 standard.

Our medical devices were previously regulated per the European Union Directive (93/42/EEC), also known as the Medical Device Directive (the "MDD"). In May 2017, the EU MDR was published to replace the MDD and came into effect on May 26, 2021. We have updated our quality management system processes to meet the EU MDR requirements, which were successfully audited most recently in October 2025 by our Notified Body. We have also submitted technical documentation supporting all of the device families we intend to CE Mark under EU MDR to our Notified body and obtained CE Mark approvals for all of our product families, allowing us to continue to supply our products to the markets in the region covered by EU MDR.

Other Regions

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Most major markets have different levels of regulatory requirements for medical devices. Modifications to the cleared or approved products may require a new regulatory submission in all major markets. The regulatory requirements, and the review time, vary significantly from country to country.

Fraud and Abuse and Other Healthcare Regulation

Anti-Kickback Statute

We are subject to various federal and state healthcare laws, including, but not limited to, anti-kickback laws. In particular, the federal Anti-Kickback Statute prohibits persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in exchange for or to induce either the referral of an individual for the furnishing or arranging for a good or service, or for the purchasing, leasing, ordering, or arranging for or recommending any good, facility, service or item for which payment may be made in whole or in part under federal healthcare programs, such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. The term "remuneration" expressly includes kickbacks, bribes, or rebates and also has been broadly interpreted to include anything of value, including, for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value.

There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the federal Anti-Kickback Statute. These statutory exceptions and safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they may not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the intent standard under the federal Anti-Kickback Statute was amended under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 ("Affordable Care Act"), to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act which is discussed below. Penalties for violations of the anti-kickback statute include, but are not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from Medicare, Medicaid and other federal healthcare programs, and the curtailment or restructuring of operations. Various states have adopted laws similar to the federal Anti-Kickback Statute, and some of these state laws may be broader in scope in that some of these state laws extend to all payors and may not contain safe harbors. In addition, many foreign jurisdictions in which we operate have similar laws and regulations.

Federal Civil False Claims Act. The federal civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting or causing to be presented a false or fraudulent claim to, or the knowing use of false statements to obtain payment from or approval by, the federal government. Suits filed under the federal civil False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government. These individuals, sometimes known as "relators" or, more commonly, as "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement. As a result, qui tam actions continue to cause healthcare companies to have to defend cases brought under the federal civil False Claims Act. If an entity is determined to have violated the federal civil False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Various states have adopted laws similar to the federal civil False Claims Act, and many of these state laws are broader in scope and apply to all payors, and therefore, are not limited to only those claims submitted to the federal government.

Federal Civil Monetary Penalties Statute. The federal Civil Monetary Penalties Statute, among other things, imposes fines against any person who is determined to have presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

Sunshine Act. The Affordable Care Act also included a provision, commonly referred to as the Sunshine Act, that requires any manufacturer of a covered device that provides payments or other transfers of value to a physician or teaching hospital, or to a third party at the request of a physician or teaching hospital, to submit to CMS on an annual basis information about the payments or other transfers of value, with the reported information to be made public on a searchable website. This reporting requirement was expanded by the SUPPORT for Patients and Communities Act, which required manufacturers, beginning January 1, 2021, to report payments or other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives in addition to physicians and teaching hospitals. Similar laws have been enacted at the state level and in foreign jurisdictions, including France.

Foreign Corrupt Practices Act and Anti-Bribery Laws. The Foreign Corrupt Practices Act ("FCPA") prohibits U.S. companies and their representatives from offering or making payments to foreign officials for the purpose of securing a business advantage. In many countries, the healthcare professionals we regularly interact with may meet the definition of a foreign government official for purposes of the FCPA. Similar anti-bribery laws are in effect in many of the countries in which we operate.

Health Insurance Portability and Accountability Act of 1996. The federal Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA") created several new federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. In addition, HIPAA and its implementing regulations established uniform standards for certain covered entities, which are healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information.

The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included an expansion of HIPAA's privacy and security standards called the Health Information Technology for Economic and Clinical Health Act ("HITECH"). Among other things, HITECH created four tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions.

Human Capital Resources

As of December 31, 2025, we had approximately 4,700 employees worldwide. None of our U.S. employees are represented by a collective bargaining agreement. Some of our employees outside of the United States are subject to mandatory, industry-specific collective bargaining agreements or the protections of statutory works councils as required by local law. We have never experienced a work stoppage. We believe our employee relations are good.

In managing our business, we focus on a number of measures and objectives with respect to the attraction, development and retention of our employees that we believe are important to our business, including communication, compensation, professional development, inclusion, health, well-being and safety:

- We are proud to be an equal opportunity employer and remain committed to hiring the most qualified employees. These goals have produced a motivated, high-performing and inclusive employee population and leadership team: for example, as of December 31, 2025, more than 45% of our employees are female, approximately half of our senior management team are female, and more than 70% of our employee population in the United States are from a minority background. We believe that our employee population enhances employee engagement and stimulates innovation, and that people with different perspectives work better, share information more broadly and consider a wider range of views. We pride ourselves on our engaged workforce, which we believe has been and will continue to be a major contributor to our growth and innovation.

- We aim to maintain an "open door" culture, and encourage employees to voice their concerns, questions, suggestions and comments. We strive to foster an atmosphere where employees openly share ideas and where people are treated with dignity and respect. Our goal is to provide a productive working environment based on mutual respect and the highest level of ethical and lawful conduct. We have also established a hotline for employees to report suspected violations of law and concerns related to accounting, auditing and ethical violations.

- We provide our employees a competitive wage that is aimed to allow them to meet the standard cost of living in their region. We evaluate our compensation programs to ensure that our employees are paid fairly for the valuable work they are doing, and we are rewarding outstanding performance. We are also committed to achieving internal pay equity. We offer our employees competitive benefits that follow local country standards.

- We aim to foster a culture where learning is continuous, and we strive to promote from within. We believe in our people and their ability to accept new responsibilities and challenges and to grow with us to contribute to our success. Growth is fostered through professional development and learning programs as well as practical experience leading projects or teams. Employees receive regular performance reviews to support their progress and development.

- We recognize the benefits of a healthy workforce. We provide employees at our Alameda and Roseville campuses with fresh food options at discounted pricing for employees, and we maintain on-site fitness centers for employees at our Alameda and Roseville campuses. Employees in the United States are also eligible for a gym discount at a local commercial fitness chain. We also support the mental health of our employees by offering an employee assistance program for employees and their families that provides free counseling sessions and offers other resources for employees.

- We prioritize the health and safety of our employees. Guided by a strategic plan that is regularly reviewed, we have a dedicated Employee Health and Safety team, who seek to prevent and reduce workplace risks and injuries through various programs, projects, services, and assistance, such as ergonomic evaluation, hazard reporting, risk assessment, and first aid training. Employee safety is also supported by an access control system at all facilities and a dedicated 24/7 Security team on the Alameda and Roseville campuses. We require all work-related injuries or illnesses to be reported. This information is reviewed monthly by our Safety Committee for analysis and trending.

Facilities

We maintain approximately 610,000 square feet of office, research and development, manufacturing and administrative facilities in nine buildings at our campus in Alameda, California as of December 31, 2025. The leases for these nine buildings expire at various times in 2036, subject to our option to renew certain leases for an additional five to fifteen years. We also lease approximately 260,000 square feet of office and manufacturing facilities in two buildings in Roseville, California. The leases for these two buildings expire in 2035, subject to our option to renew the leases for an additional five to ten years. In addition, we lease approximately 51,000 square feet of warehouse space in Livermore, California, and approximately 100,000 square feet of warehouse space in Salt Lake City, Utah. The leases for the Livermore warehouse spaces expire in 2028. The lease for the Salt Lake City warehouse expires in 2027, subject to our option to renew the lease for an additional five years.

We also lease office and/or warehouse space in Germany, Italy, Poland, Brazil, Australia, Singapore, Japan, Hong Kong and Taiwan as of December 31, 2025. The offices in Germany and Poland support our direct sales and/or customer service operations in Europe as well as distributor relationships in Europe, the Middle East and Africa; the offices in Brazil, Australia, Singapore, Japan, Hong Kong and Taiwan support our sales and marketing efforts, including through our distribution partners, in Latin America, Australia and Southeast Asia, respectively; and the offices in Italy support the operations of Crossmed S.p.A., our wholly-owned subsidiary in Italy, including supporting our direct sales operations in Italy, San Marino, Vatican City, and Switzerland. We also warehouse and distribute finished products to our international customers utilizing third-party logistics providers in the Netherlands and Australia.

During the year ended December 31, 2025, we entered into agreements to acquire property in Costa Rica and construct a manufacturing facility and warehouse for the production of medical devices. Refer to Note "5. Balance Sheet Components" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information. In addition, during the year ended December 31, 2025, we entered into an agreement to lease approximately 46,000 square feet of manufacturing and warehouse facilities in Costa Rica. The lease will commence upon the completion of certain improvements to the premises, which are expected to be completed in 2026, and will expire five years after commencement, subject to our option to renew the lease for an additional three years.

Legal Proceedings

From time to time, we are subject to claims and assessments in the ordinary course of business. For more information regarding our current legal proceedings, please refer to the section entitled "Legal Proceedings" in Part I, Item 3 of this Form 10-K. Such matters are subject to many uncertainties and there can be no assurance that legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Available Information

We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports available free of charge at our website as soon as reasonably practicable after they have been filed with the SEC. Our website address is www.penumbrainc.com. Information contained in or accessible through our website is not part of this report. The SEC maintains a website that contains the materials we file with the SEC at www.sec.gov.

ITEM 1A. RISK FACTORS.

This Form 10-K contains forward-looking information based on our current expectations. Because our business is subject to many risks and our actual results may differ materially from any forward-looking statements made by or on behalf of us, this section includes a discussion of important factors that could affect our business, operating results, financial condition and the trading price of our common stock. You should carefully consider these risk factors, together with all of the other information included in this Form 10-K as well as our other publicly available filings with the SEC. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely harmed.

Risk Related to Our Proposed Merger

Uncertainty associated with our agreement to be acquired by Boston Scientific Corporation could have an adverse effect on our business.

On January 14, 2026, we entered into the Merger Agreement with Boston Scientific Corporation and Merger Sub, pursuant to which Boston Scientific Corporation has agreed to acquire us for $374 per share pursuant to the Merger, with our stockholders having the right to elect, for each share of our common stock held by them, to receive $374 in cash or 3.8721 shares of Boston Scientific Corporation's common stock (valued at $374 based on the volume weighted average price of Boston Scientific Corporation's common stock over the 10 trading days ending January 13, 2026), subject to proration, so that the total transaction consideration is paid approximately 73% in cash and approximately 27% in shares of Boston Scientific Corporation's common stock. Uncertainty about the effect of the Merger Agreement and the Merger on our customers, employees, suppliers, vendors, and business partners may have an adverse effect on our business and operations that may be material to our company. For example, our employees may experience uncertainty about their roles following the Merger. There can be no assurance we will be able to attract and retain key talent, including senior leaders, engineers, salespeople, and others to the same extent that we have previously been able to attract and retain employees. Any loss or distraction of such employees could have a material adverse effect on our business and operations. In addition, we have diverted, and will continue to divert, significant management attention and resources towards the completion of the Merger, which could materially adversely affect our business and results of operations.

Moreover, our customers may experience uncertainty associated with the Merger, including with respect to possible changes to our products, technology or policies. Similarly, our suppliers, vendors, business partners and distribution channels may experience uncertainty associated with the Merger, including with respect to current or future business relationships with us. Uncertainty may cause customers to refrain from purchasing our products and to instead purchase our competitors' products, and suppliers, vendors and business partners may seek to change existing business relationships, which could result in an adverse effect on our business, results of operations and financial condition in a way that may be material to our company.

Pursuant to the terms of the Merger Agreement, until the Merger becomes effective or the Merger Agreement is terminated, we are subject to certain restrictions on the conduct of our business, including in certain cases restrictions on our ability to enter into certain material contracts, acquire or dispose of assets outside of the ordinary course of business, incur indebtedness or make unbudgeted capital expenditures. These restrictions may prevent us from taking actions with respect to our business that we may consider advantageous, and result in our inability to respond effectively to competitive pressures and industry developments and may otherwise harm our business and results of operations.

The failure to complete the Merger could adversely affect our business.

Completion of the Merger is subject to conditions beyond our control that may prevent, delay or otherwise adversely affect its completion in a material way, including the approval of our stockholders and the expiration or termination of applicable waiting periods and the receipt of certain clearances under antitrust and competition laws. If the Merger or a similar transaction is not completed, the share price of our common stock may decline to the extent that the current market price of our common stock reflects an assumption that a transaction will be completed. In addition, under circumstances defined in the Merger Agreement, we may be required to pay Boston Scientific Corporation a termination fee of $525.0 million in the event the Merger is not completed. Further, a failure to complete the Merger may result in negative publicity for us in the investment community. Any disruption to our business resulting from the announcement and pendency of the Merger, including any adverse changes in our relationships with our customers, suppliers, vendors and business partners could continue or accelerate in the event of a failure to complete the Merger. There can be no assurance that our business, these relationships or our financial condition will not be adversely affected if the Merger is not consummated.

We will continue to incur substantial transaction-related costs in connection with the Merger.

We have incurred significant legal, advisory and financial services fees in connection with Merger. We have incurred, and expect to continue to incur, additional costs in connection with the satisfaction of the various conditions to closing of the

Merger, including seeking approval from our stockholders and from applicable regulatory authorities. If there is any delay in the consummation of the Merger, these costs could increase significantly.

We and our directors and officers may be subject to lawsuits relating to the Merger.

Litigation is very common in connection with the sale of public companies, regardless of whether the claims have any merit. One of the conditions to consummating the Merger is that no order enjoining, prohibiting or otherwise making illegal the consummation of the Merger shall have been issued by any governmental authority, including a court. Consequently, if any lawsuit challenging the Merger is successful in obtaining an order preventing the consummation of the Merger, that order may delay or prevent the Merger from being completed. While we will evaluate and defend against any lawsuits, the time and costs of defending against litigation relating to the Merger may adversely affect our business.

Provisions of the Merger Agreement may deter alternative business combinations and could negatively impact our stock price if the Merger Agreement is terminated in certain circumstances.

The Merger Agreement prohibits us from soliciting, initiating, knowingly facilitating or knowingly encouraging any inquiries, proposals or offers that would be reasonably expected to lead to certain alternative takeover proposals with any third party, and from taking other similar actions, subject to exceptions set forth in the Merger Agreement. The Merger Agreement also provides for the payment by us of a termination fee of $525.0 million if the Merger Agreement is terminated in certain circumstances in connection with a competing third-party acquisition proposal. These provisions limit our ability to pursue offers from third parties that could result in greater value to our stockholders. The obligation to pay the termination fee may also discourage a third party from pursuing an alternative acquisition proposal. If the Merger Agreement is terminated and we determine to seek another business combination, we cannot assure our stockholders that we will be able to negotiate a transaction with another company on terms comparable to the terms of the Merger Agreement, or that we will avoid incurrence of any fees associated with the termination of the Merger Agreement. In the event the Merger Agreement is terminated, our stock price may decline.

Because the market price of Boston Scientific Corporation common stock may fluctuate, holders of our common stock cannot be certain of the market value of the consideration they will receive in the Merger.

Under the terms of the Merger Agreement, subject to the terms and conditions set forth in the Merger Agreement, our stockholders will have the right to elect, for each share of our common stock held by them, to receive $374 in cash or 3.8721 shares of Boston Scientific Corporation's common stock (valued at $374 based on the volume weighted average price of Boston Scientific Corporation's common stock over the 10 trading days ending January 13, 2026), subject to proration, so that the total transaction consideration is paid approximately 73% in cash and approximately 27% in shares of Boston Scientific Corporation's common stock.

The stock consideration payable in the Merger is fixed and will not be adjusted for changes in the market price of either Boston Scientific Corporation common stock or our common stock. Changes in the price of Boston Scientific Corporation common stock prior to the Merger will affect the value that holders of our common stock will receive in the Merger. Because the market price of Boston Scientific Corporation common stock may fluctuate, holders of our common stock cannot be certain of the market value of the consideration they will receive in the Merger.

Business Risks

Our existing products may be rendered obsolete and we may be unable to effectively introduce and market new products or may fail to keep pace with advances in technology.

The medical device market is highly competitive and is characterized by rapidly advancing technology. Product designs change often to adjust to shifting market preferences and other factors, and therefore product life cycles are relatively short. Our success and growth depends, in part, on our ability to anticipate technological advancements and competitive innovations and introduce new products to adapt to these advancements and innovations. Any delays in our product launches may significantly impede our ability to enter or compete in a given market and may reduce the sales that we are able to generate from these products. To compete in the marketplace, we have made, and we must continue to make, substantial investments in new product development, whether internally through research and development or externally through licensing or acquisitions. We can give no assurance that we will be successful in identifying, developing or acquiring, and marketing new products or enhancing our existing products. We may experience delays in any phase of a new product launch, including during research and development, clinical trials, regulatory review, manufacturing and marketing. In addition, we can give no assurance that new products or alternative treatment techniques developed by competitors will not render our current or future products obsolete or inferior, technologically or economically. Our competition may respond more quickly to new or emerging technologies or a changing clinical landscape, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than us or be more successful in attracting potential customers and strategic partners.

The success of any new products that we develop or acquire depends on achieving and maintaining market acceptance. Market acceptance for our current and new products could be affected by a number of factors, including:

• our ability to market and distribute our products effectively;

• the availability, perceived efficacy and pricing of alternative products from our competitors;

• the development of new products or alternative treatments by others that render our products and technologies obsolete;

• the price, quality, effectiveness and reliability of our products;

• our customer service and reputation;

• our ability to convince specialist physicians and other healthcare providers to use our products on their patients; and

• the timing of market entry of new products or alternative treatments.

For example, treatment protocols for ischemic stroke patients vary according to the particular hospital, often resulting in significant delays and gaps in patients being assessed for and receiving interventional treatment. We believe that the stroke care system in the United States has not been historically geared towards interventional treatment of stroke due to the absence of clinical evidence that interventional techniques were effective. Specialist physician societies and we and our competitors are making efforts to alter the existing stroke care pathway, but we anticipate that these efforts will take years to be fully successful. The success of these efforts may depend on whether we and our competitors can effectively use substantial clinical data - demonstrating that intervention yields superior clinical results relative to cases where intervention is not used - to convince specialist physicians to use interventional techniques to treat ischemic stroke patients. Even if these efforts are successful, it may be years before existing systems and care pathways are changed.

Our inability to maintain or grow the market acceptance of our existing products, or to develop and market new products, could result in write-offs of our inventory and otherwise have a material and adverse effect on our business, results of operations, financial condition or cash flows.

We face significant competition, and if we are unable to compete effectively, we may not be able to achieve or maintain significant market penetration or improve our results of operations.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete with a number of manufacturers and distributors of neuro and vascular devices. Our most notable competitors are Boston Scientific, Medtronic, Stryker (now including Inari Medical), Terumo and several private companies. Most of these competitors are large, well-capitalized companies with longer operating histories and greater resources than us. We also compete with a number of smaller medical device companies that have a single product or a limited range of products. Our competitors may be able to spend more on product acquisition, development, marketing, sales and other product initiatives, or be more focused in their spending and activities, than we can. Some of our competitors have:

• significantly greater name recognition;

• broader or deeper relations with healthcare professionals, customers, group purchasing organizations and third-party payors;

• more established distribution networks;

• additional lines of products and the ability to offer rebates or bundle products to offer greater discounts or other incentives to gain a competitive advantage;

• greater experience in conducting research and development, manufacturing, clinical trials, marketing and obtaining regulatory clearance or approval for products; and

• greater financial and human resources for product development, sales and marketing and patent litigation.

We compete primarily on the basis that our products are able to treat patients with neuro and vascular diseases and disorders and other health conditions safely and effectively, with improved outcomes and procedural cost savings. Our continued success depends on our ability to:

- develop innovative, proprietary products that can cost-effectively address significant clinical needs;

- continue to innovate and develop scientifically advanced technology;

- obtain and maintain regulatory clearances or approvals;

- demonstrate efficacy in Penumbra-sponsored and third-party clinical trials and studies;

- apply technology across product lines and markets;

- attract and retain skilled research and development and sales personnel; and

- cost-effectively manufacture and successfully market and sell products.

We cannot assure you that we will be able to compete effectively on the basis of these factors. Additionally, our competitors with greater financial resources could acquire or develop new technologies or products that effectively compete with our existing or future products. If we are unable to effectively compete, it would materially adversely affect our business, results of operations, financial condition and cash flows.

We may not be able to achieve or maintain satisfactory pricing and margins for our products.

Manufacturers of medical devices have a history of price competition, and we can give no assurance that we will be able to achieve satisfactory prices for our products or maintain prices at the levels we have historically achieved. If we are unable to achieve or maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode and we may be unable to achieve or maintain profitable operations in the future. Events beyond our control, such as pandemics, war or geopolitical instability, can impact global supply chains, resulting in an increase in the cost of certain raw materials and components used in our products. While we have taken steps to reduce our manufacturing costs and to increase efficiencies, there can be no assurance that such measures will be successful or will reduce our costs commensurate with the increase in the cost of raw materials and components. If we are unable to increase our pricing or reduce our manufacturing costs in response to increases in the cost of raw materials and components used in our products, our business, results of operations, financial condition and cash flows may be materially adversely affected.

Our future growth depends, in part, on our ability to further penetrate our current customer base and increase the frequency of use of our products by our customers as well as expand our user base to include additional specialist physicians and other healthcare providers in both our existing and future target end markets.

Currently, the primary users of our products are specialist physicians, including interventional neuroradiologists, neurosurgeons, interventional neurologists, interventional radiologists, interventional cardiologists and vascular surgeons. Our future growth will require us to continue to make our current specialist physician and other healthcare provider customers aware of the benefits of our products to generate increased demand and frequency of use, and thus increase sales to such customers.

Our future growth will also depend on our ability to expand our customer base, which will require us to convince specialist physicians and other healthcare providers in our existing and future target end markets that are not current customers of our products' efficacy, to educate them in the proper use of our products and to sell our products to their affiliated hospitals or other organizations. Convincing such specialist physicians and other healthcare providers to use new products and to dedicate the time and energy necessary for adequate education in the use of our products is challenging, especially in new markets where treatments or therapies using our products are not established.

Although we are attempting to increase the number of patients treated with our products through our established relationships and focused sales efforts, we cannot provide assurance that our efforts will increase the use of our products by our existing customers. In addition, expanding our customer base in existing and new target end markets may require, among other things, additional clinical evidence supporting patient benefits, training in a manner to which we are not accustomed, or other resources that we do not readily have available or are not cost effective for us to provide. If we are unable to increase the frequency of use of our products by our existing customers and expand our customer base to include additional specialist physicians and other healthcare providers in both our existing and future target end markets, our sales growth will be limited, which could materially adversely affect our business, results of operations, financial condition or cash flows.

We may not have the resources to successfully market and sell our products, which would adversely affect our business and results of operations.

The marketing and sales of our products requires us to invest in training and education and employ a salesforce that is large enough to interact with the specialist physicians and other healthcare providers who use our products. Entering new markets also requires a significant amount of time and expense in order to identify and establish relationships with key opinion leaders among the specialist physicians and other healthcare providers who may use our products in those markets. We may not have adequate resources to market and sell our products successfully against larger competitors. If we cannot market and sell our products successfully, our business, results of operations, financial condition and cash flows could be materially adversely affected.

Third-party reimbursement may not be available or adequate for the procedures or sessions for which our products are used, and may be subject to change.

Our ability to commercialize new products successfully in both the United States and international markets depends in part on the availability of, and hospitals' and other customers' ability to obtain, adequate levels of third-party reimbursement for the procedures or sessions in which our products are used. In the United States, the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payors may deny reimbursement if they determine that a device used in a procedure has not received appropriate FDA or other governmental regulatory clearances or approvals, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate. Our ability to commercialize our products successfully will depend, in large part, on the extent to which adequate reimbursement levels for the cost of their use are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations. Further, healthcare in the United States and international markets is also being affected by economic pressure to contain reimbursement levels and costs, and various healthcare reform proposals have emerged and may continue to emerge at the U.S. state and federal level. Changing reimbursement models and the impact of healthcare reform laws, either domestically or internationally, could materially adversely affect our business, results of operations, financial condition or cash flows.

We have generated a significant portion of our revenue and revenue growth from a limited number of product families, and our revenue and business prospects would be adversely affected if sales of any of these product families were to decline.

We have generated most of our revenue and revenue growth from a limited number of product families. If any one or more of these product families were adversely affected because of regulatory, third-party reimbursement or intellectual property issues or any other reason, or if one of our competitors introduced one or more products that specialist physicians or other healthcare providers believe are superior to our products, our revenue from one of these product families could decline. A significant decline in our sales of any of these product families could also negatively impact our financial condition and our ability to conduct product development activities, and therefore negatively impact our business prospects.

If specialist physicians or other healthcare providers do not recommend and endorse, or use, our products or if our relationships with specialist physicians or other healthcare providers deteriorate, our products may not be accepted or maintain acceptance in the marketplace, which would adversely affect our business and results of operations.

Our products are sold primarily to hospitals for use by specialist physicians and other healthcare providers practicing at their facilities. In order for us to sell our products, specialist physicians and other healthcare providers must recommend and endorse them for the hospital to purchase them, and must use them in treating their patients to generate follow-on sales. We may not obtain the necessary recommendations or endorsements for new products from specialist physicians and other healthcare providers, our products may not receive approval from the relevant hospital's value analysis committee, or we may not be able to maintain the current or future level of acceptance and usage of our products. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy and cost-effectiveness of our products compared to products of our competitors or treatments that do not use our products, and on training specialist physicians and other healthcare providers in the proper application and use of our products. We invest in significant training and education of our sales representatives, specialist physicians and other healthcare providers to achieve market acceptance of our products, with no assurance of success. If we are not successful in obtaining and maintaining the recommendations or endorsements of specialist physicians and other healthcare providers for our products, if specialist physicians and other healthcare providers prefer our competitors' products or other alternative treatments that do not use our products, if our products do not receive approval from relevant hospitals' value analysis committees, or if our products otherwise do not gain or maintain market acceptance, our business could be adversely affected.

In addition, the research, development, marketing and sales of our products are dependent, in part, upon our working relationships with specialist physicians and other healthcare providers. We rely on them to provide us with knowledge and feedback regarding our products and the marketing of our products. If we are unable to develop or maintain strong relationships with specialist physicians and other healthcare providers and receive their advice and input, the development and marketing of our products could suffer, which could materially adversely affect our business, results of operations, financial condition or cash flows.

Our dependence on key suppliers puts us at risk of interruptions in the availability of our products, which could reduce our revenue and adversely affect our results of operations.

We require the timely delivery of sufficient amounts of components and materials to manufacture our products. For reasons of quality assurance, cost effectiveness or availability, we typically procure certain raw materials and components from a single or limited number of suppliers. We generally acquire such raw materials and components through purchase orders placed in the ordinary course of business, and as a result we may not have a significant inventory of these materials and components and generally do not have any guaranteed or contractual supply arrangements with many of these suppliers. Our reliance on these suppliers subjects us to risks that could harm our business, including, but not limited to, difficulty locating and qualifying alternative suppliers. For example, FDA and regulators outside of the United States may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components. In the case of a device with clearance under Section 510(k) of the FD&C Act, referred to as a 510(k), we may be required to submit a new 510(k) if a change in a raw material or component supplier results in a change in a material or component supplied that is not within the 510(k) cleared device specifications. If we need to establish additional or replacement suppliers for some of these materials or components, our access to the materials or components might be delayed while we qualify such suppliers and obtain any necessary FDA approvals or clearances. Our suppliers may also be subject to regulatory inspection and scrutiny. Any adverse regulatory finding or action against those suppliers could impact their ability to supply us with raw materials and components for our products. We may also face delays, yield issues and quality control problems if we are required to locate and secure new sources of materials or components.

Our dependence on third-party suppliers involves several other risks, including limited control over pricing, availability, quality and delivery schedules. Suppliers of raw materials and components may decide, or be required, for reasons beyond our control, to cease supplying raw materials and components to us or to raise their prices. Shortages of raw materials, quality control problems, or production capacity constraints or delays by our suppliers could negatively affect our ability to meet our production requirements and result in increased prices for affected materials or components. Any material shortage, constraint or delay may result in delays in shipments of our products, which could materially adversely affect our results of operations.

Finally, some of our products are sterilized prior to use at a third-party sterilizer in the United States using ethylene oxide. The U.S. Environmental Protection Agency has proposed regulations aimed at reducing hazardous air pollutants, including emissions of ethylene oxide, and any future regulatory action that requires sterilization facilities to modify their sterilization processes to limit the use of ethylene oxide could impact the supply of sterilization services as well as the cost for such services. In addition, certain sterilization facilities in the United States have undergone temporary closures mandated by state agencies in recent years due to concerns over the impact of emissions of ethylene oxide from such facilities, and any future closures could lead to increased demand for sterilization services at the facilities we currently use to sterilize our products, which could prevent us from being able to sterilize our products at a pace sufficient to meet product demand and/or result in an increase in the cost of sterilization services. While we continue to work to improve our capacity and flexibility in connection with the sterilization of our products, any regulations that limit the use of ethylene oxide at, or any temporary or permanent closures of, sterilization facilities, including the facilities we currently use, could, due to the limited number of sterilization facilities and the time required to approve and license, and gain regulatory approval for us to use, a sterilization facility, impact our ability to obtain sterilization services on a timely basis or at commercially reasonable costs, which could materially adversely affect our results of operations.

We cannot be certain that we will be able to manufacture our products in high volumes at commercially reasonable costs.

We currently produce substantially all of our products at our manufacturing facilities in Alameda and Roseville, California, and, while we have entered into agreements to acquire property in Costa Rica and construct a manufacturing facility and warehouse for our products, we can give no assurance that these facilities will be adequate for our future needs. We may need to expend significant capital resources and further increase the size of our manufacturing capabilities as we grow our business. We could, however, encounter problems related to:

- capacity constraints;

- production yields;

- quality control;

- equipment availability; and

- shortages of qualified personnel.

Our continuous product innovation may limit our ability to identify and implement manufacturing efficiencies. Failure to do so may reduce our ability to manufacture our products at commercially reasonable costs. If we are unable to manufacture our products in high volumes at commercially reasonable costs, it could materially affect our ability to fulfill customer orders on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We are required to maintain high levels of inventory, which consume a significant amount of our working capital and could lead to permanent write-downs or write-offs of our inventory.

We maintain a significant inventory of raw materials, components and finished goods, which subjects us to a number of risks and challenges. Our hospital customers typically maintain only small quantities of our products at their facilities, so as products are used, they order replacements that typically require prompt delivery. As a result, we must maintain sufficient levels of finished goods to permit rapid shipment of products following receipt of a customer order. In turn, we must also maintain a sufficient supply of raw materials and components inventory to permit rapid manufacturing and re-stocking of finished goods. Furthermore, our coil inventory is supplied to hospital customers on a consignment basis, which means that it is classified as part of our inventory for financial reporting purposes but is maintained at the hospital location until it is used. We have built, and will continue to build, a significant inventory of coils in order to support the introduction of and to provide adequate consignment stock for our new and existing coil products.

Maintaining a significant inventory of raw materials, components and finished goods, including coils, consumes a significant amount of our working capital. This working capital could be used for other purposes, such as research and development or sales and marketing activities. As we grow our business, we may need substantial additional capital to fund higher levels of inventory, which may materially adversely affect our liquidity or result in dilution to our stockholders if we sell additional equity securities or leverage if we raise debt capital to finance our working capital requirements.

Maintaining a significant inventory of raw materials, components and finished goods, including coils, also subjects us to the risk of inventory excess and obsolescence, which may lead to a permanent write-down or write-off of our inventory. While in inventory, our components and finished goods may become obsolete, and we may over-estimate the amount of inventory needed, which may lead to excessive inventory. In these circumstances we would write-down or write-off our inventory and may be required to expend additional resources or be constrained in the amount of end product that we can produce. For example, during the three months ended June 30, 2024, we recorded a $33.4 million write-down of immersive healthcare inventory in connection with our strategic decision to explore alternative avenues for our immersive healthcare business. Furthermore, our products have a limited shelf life due to sterilization requirements, and part or all of a given product or component may expire, resulting in a decrease in value and potentially a permanent write-down of our inventory. In addition, maintaining a significant inventory of raw materials, components and finished goods at our facilities requires us to invest resources to safeguard such inventory and presents risk of misappropriation. In the event that a substantial portion of our inventory becomes excess or obsolete, or is otherwise damaged, misappropriated or destroyed, it could materially adversely affect our results of operations.

Defects or failures or alleged defects or failures associated with our products could lead to recalls, safety alerts, or product-related or securities litigation, as well as significant costs and negative publicity.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall of, or issuance of a safety alert relating to, our products and result in significant costs, negative publicity and adverse competitive pressure. While we have had product recalls, they have all been voluntary. The circumstances giving rise to recalls are, however, unpredictable, and any recalls of existing or future products could materially adversely affect our business, results of operations, financial condition or cash flows.

The medical device industry has historically been subject to extensive litigation over product liability claims. There are high rates of mortality and other complications associated with some of the medical conditions suffered by the patients whom specialist physicians use our devices to treat, and we may be subject to product liability claims if our products cause, or merely appear to have caused, an injury or death. In addition, an injury or death that is caused by the activities of our suppliers, such as those that provide us with components and raw materials, or by an aspect of a treatment used in combination with our products, such as a complementary drug or anesthesia, may be the basis for a claim against us by patients, hospitals, healthcare providers or others purchasing or using our products, even if our products were not the actual cause of such injury or death. An adverse outcome involving one of our products could result in reduced market acceptance and demand for all of our products, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our premarket notifications or applications for marketing. Any of the foregoing problems could disrupt our business and have a material adverse effect on our business, results of operation, financial condition or cash flows.

Although we carry product liability insurance in the United States and in other countries in which we conduct business, including for clinical trials and product marketing, we can give no assurance that such coverage will be available or adequate to satisfy any claims. Product liability insurance is expensive, subject to significant deductibles and exclusions, and may not be available on acceptable terms, if at all. If we are unable to obtain or maintain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could materially adversely affect our business, financial condition and results of operations. Defending a product liability suit, regardless of its merit or eventual outcome, could be costly, could divert management's attention from our business and might result in adverse publicity, which could result in reduced acceptance of our products in the market, product recalls or market withdrawals.

In addition, the occurrence of an adverse event relating to our products, a product recall or a product liability claim against us may cause our stock price to decline, which could result in securities class action litigation claims against us. We were involved in one such lawsuit in 2021, which was voluntary dismissed without prejudice, and we may be the target of this type of litigation in the future. Any such litigation could result in substantial costs and a diversion of our management's attention and resources.

Our products are continually the subject of clinical trials conducted by us, our competitors, or other third parties, the results of which may be unfavorable, or perceived as unfavorable, which could materially adversely affect our business, financial condition and results of operations.

As a part of the regulatory process of obtaining marketing clearance or approval for new products and new indications for existing products, as well as to provide specialist physicians and other healthcare providers with ongoing information regarding the efficacy of our products, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations and trial endpoints. Our competitors and third parties also conduct clinical trials of our products without our participation. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by us, our competitors or third parties, or the market's or regulators' perception of clinical data, may reduce adoption of our products, which could materially adversely affect our business, results of operations, financial condition or cash flows.

Negative publicity regarding our products or marketing tactics by competitors or other third parties could reduce demand for our products, which would adversely affect sales and our financial performance.

We may experience, from time to time, negative exposure in clinical publications or in marketing campaigns of our competitors. Such publications or campaigns may present negative individual physician experience regarding the safety or effectiveness of our products or may suggest our competitors' products are superior to ours, based on studies or clinical trials conducted or funded by competitors or that involved competitive products.

Our reputation and competitive position may also be harmed by other publicly available information suggesting that our products are not safe. For example, we file adverse event reports under Medical Device Reporting obligations with the FDA that are publicly available on the FDA's website. We are required to file Medical Device Reports if our products may have caused or contributed to a serious injury or death or malfunctioned in a way that could likely cause or contribute to a serious injury or death if it were to recur. Any such negative publicity could harm our reputation and future sales.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovative approach, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, and a focus on execution, as well as facilitates critical knowledge transfer and knowledge sharing. As we grow, we may find it difficult to maintain these important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel or execute on our business strategy.

To successfully market and sell our products internationally, we must address a number of unique challenges applicable to international markets.

For the years ended December 31, 2025, 2024 and 2023, we derived 22.2%, 24.5% and 28.5%, respectively, of our revenue from international sales. To accommodate our international sales, we have invested significant financial and management resources to develop an international infrastructure that will meet the needs of our customers. We anticipate that a significant portion of our revenue will continue to be derived from sales of our products in foreign markets. This revenue and related operations will continue to be subject to the risks and challenges associated with international operations, including:

- reliance on distributors;

- varying coverage and reimbursement policies, processes and procedures;

- pricing impacts due to national and regional tenders, including value-based procurement practices and government-imposed payback provisions;

- difficulties in staffing and managing international operations from which sales are conducted;

- difficulties in penetrating markets in which our competitors' products or alternative procedures that do not use our products are more established;

- reduced protection for intellectual property rights in some countries;

- export licensing requirements or restrictions, trade regulations and foreign tax laws;

- fluctuating foreign currency exchange rates;

- foreign certification, regulatory requirements and legal requirements;

- lengthy payment cycles and difficulty in collecting accounts receivable;

- customs clearance and shipping delays;

- reliance on third-party logistics providers who warehouse and distribute finished products to our international customers;

- pricing pressure in international markets;

- political and economic instability;

- preference for locally produced products;

- higher incidence of corruption or unethical business practices; and

- events resulting in negative impacts to, or uncertainty regarding, global trade, such as the reversal or renegotiation of international trade agreements and partnerships or the imposition of tariffs.

If we are unable to successfully address these challenges, we may not be able to grow our international sales and our results of operations may suffer as a result. For example, certain unique macroeconomic and geopolitical factors, including armed conflict in various parts of the world, may cause instability and volatility in the global financial markets and disruptions within the healthcare industry that may negatively impact our business. In addition, the United States federal government has imposed and/or threatened tariffs on a broad range of goods imported from several other countries, which has resulted in retaliatory tariffs imposed and/or threatened by other countries. Additional tariffs imposed by the United States, or further retaliatory trade measures taken by other countries in response, could result in an increase in supply chain costs or other pricing pressures that we may not be able to offset or may otherwise adversely impact our business and results of operations.

Over the long term, we intend to grow our business internationally, and to do so we will need to spend substantial sums to expand or develop direct sales capabilities in existing and new geographic areas, generate additional sales through existing distributors or attract additional distributors, or enter into other arrangements with third parties in international markets to commercialize our products in such markets. In December 2020, we agreed to license the technology for certain of our products to our existing distribution partner in China to permit our partner to manufacture and commercialize such products in China, in exchange for fixed payments upon the transfer of the distinct licensed technology and upon the provision of related regulatory support, as well as, in certain cases, royalty payments on downstream sales of the licensed products, which we expanded to include additional products in February 2022, September 2023 and March 2024. We can provide no assurance that this arrangement, which is novel for us, will be successful, or that we will benefit commercially from licensing our technology to a third party in exchange for fixed payments as opposed to selling our products through a distributor. In addition, transferring a portion of our technology to a partner based in China carries risks relating to the intellectual property being transferred. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult, and the measures we may take to protect our intellectual property rights may not be adequate to prevent misappropriation.

As a result of our international operations, we are required to comply with tax requirements in multiple jurisdictions, the scope and impact of which may be unclear. Moreover, tax authorities in jurisdictions in which we do business could disagree with tax positions that we take, including, for example, our inter-company pricing policies, or could assert that we owe more taxes than we currently pay due to the level and nature of our activities in such jurisdictions.

We rely on our distributors to market and sell our products in certain international markets.

We have established a direct sales capability in the United States, most of Europe, Canada, Australia and Singapore, which we have complemented with distributors in certain other international markets. Sales to distributors represented 10.0%, 13.2% and 16.7% of our revenue in 2025, 2024 and 2023, respectively. Our success outside of the United States, most of Europe, Canada, Australia and Singapore depends largely upon marketing arrangements with distributors, in particular their sales expertise and their relationships with specialist physicians and affiliated hospitals in their geographic areas. Distributors may terminate their relationship with us, sell competitive products or devote insufficient sales efforts or other resources to our products. We do not control our distributors, and they may not be successful in implementing our marketing plans. In addition, many of our distributors initially obtain and maintain foreign regulatory approval for the sale of our products in their respective countries, and their efforts in obtaining and maintaining regulatory approval may not be as robust as we desire or expect. As our business grows, we may seek to expand or otherwise modify our arrangements with our existing distributors and/or retain the services of additional distributors. For example, in December 2020, we entered into an agreement to license the technology for certain of our products to our existing distribution partner in China to permit our partner to manufacture and commercialize such products in China, in exchange for fixed payments upon the transfer of distinct the licensed technology and upon the provision of related regulatory support, as well as, in certain cases, royalty payments on downstream sales of the licensed products, which we expanded to include additional products in February 2022, September 2023 and March 2024. However, there can be no assurances that this arrangement, which is novel for us, or other similar arrangements that we may enter into in the future, will be successful. Our failure to maintain our relationships with our existing distributors or our partner in China, or our failure to recruit and retain additional skilled distributors in existing or new international markets, could have an adverse effect on our operations. If current or future distributors or our partner in China do not perform adequately, or if we lose a significant distributor or our partner in China, we may not be able to maintain existing levels of international revenue or realize expected long term international revenue growth. We have in the past experienced turnover with some of our distributors that has adversely affected sales in the countries in which those distributors operate. Similar occurrences could happen in the future.

Most of our customer relationships outside of the United States are with governmental entities, and we could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in non-U.S. jurisdictions.

The FCPA, the United Kingdom Bribery Act, the Chinese Anti-Unfair Competition Law, and similar anti-bribery laws in other non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities, and physicians practicing in those systems are considered "government officials." Therefore, our sales to these entities are subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption, and we have operations in certain countries, including working with a distributor in Russia and a local partner in China, where strict compliance with anti-bribery laws may be at variance with local customs and practices. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees, distributors or agents. Violations of the FCPA or other anti-bribery laws, or allegations of such violations, could disrupt our business and materially adversely affect our business, results of operations, financial condition or cash flows.

Foreign currency exchange rates may adversely affect our results.

We are exposed to the effects of changes in foreign currency exchange rates, and we have not historically hedged our foreign currency exposure. Approximately 22.2%, 24.5%, and 28.5% of our revenue for the years ended December 31, 2025,

2024 and 2023, respectively, were derived from sales in non-U.S. markets, and we expect sales in non-U.S. markets to continue to represent a significant portion of our revenue. For direct sales in our international markets, we are paid by our customers in their local currency, which is primarily euros. For sales to distributors in our international markets, we are paid principally in either U.S. dollars or euros, with some sales being denominated in other currencies. Therefore, when the U.S. dollar strengthens relative to the euro or other local currency, our U.S. dollar reported revenue from non-U.S. dollar denominated sales will decrease, or we will need to increase our non-U.S. dollar denominated prices, which may not be commercially practical. Conversely, when the U.S. dollar weakens relative to the euro or other local currency, our U.S. dollar reported expenses from non-U.S. dollar denominated operating costs will increase. Changes in the relative values of currencies occur regularly and, in some instances, could materially adversely affect our business, results of operations, financial condition or cash flows.

We have experienced rapid growth in recent periods, and if we fail to manage our growth effectively, our business and results of operations may suffer.

We have significantly expanded our overall business, research and development, customer base, product portfolio, employee headcount and operations in recent periods. We have also established new operations in other countries. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, operational, product development, sales and marketing, administrative, financial and other resources.

We plan to continue to increase our salesforce. Our experience has been that it takes at least six months, and often longer, before new sales personnel generate enough sales to cover their costs, resulting in increased costs without offsetting revenue during periods in which we are increasing the size of our salesforce.

More systems, facilities, processes and management employees are needed to allow us to continue to grow successfully. We are expanding and renovating our existing facilities around the world, including in Alameda and Roseville California, and establishing new manufacturing facilities in Costa Rica, driven by our need to expand the space available for product manufacturing and product development and testing capacities, as well as our need for additional information technology and office space. The expansion and renovation of our facilities entail risks that could cause disruption in the operations of our business. Such risks include potential interruption in data flow; unforeseen construction, scheduling, engineering, environmental, or geological problems; and unanticipated cost increases. To meet anticipated demand for our products, we will also have to continue to buy additional equipment and hire additional research and development and manufacturing employees, including quality control personnel and other personnel involved in the production process. This expansion could result in operating difficulties including, but not limited to, difficulties in hiring the appropriate number of research and development and manufacturing employees, training and managing an increasing number of employees, delays in production and shipments, manufacturing inefficiencies and employees not working at capacity. In addition, at certain times we may need to rely on third party consultants, which may cost more than employees and may create operating inefficiencies and difficulties. If we do not adapt to meet these evolving challenges and if we are unable to manage our growth successfully, it could have a material and adverse effect on our business, results of operations, financial condition or cash flows.

We depend on key personnel to operate our business and develop our products, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the contributions of our executive officers, particularly Adam Elsesser, our chief executive officer, as well as our ability to attract and retain highly skilled and experienced sales and marketing, technical and other personnel in the United States and in international markets. Each of these persons' efforts will be critical to us as we continue to develop our products and business. If we were to lose one or more of our key employees, including to competitors, we may experience difficulties in competing effectively, developing our products and implementing our business strategies.

Our research and development and sales and marketing programs depend on our ability to attract and retain highly skilled technicians, engineers and salespeople. In general, we may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among life science businesses, particularly in the San Francisco Bay Area, where our corporate headquarters, research and development and primary manufacturing facility is located. In addition to the competition for personnel, the San Francisco Bay Area in particular is characterized by a high cost of living. Although we historically have not had any material difficulty attracting qualified experienced personnel to our company, we could in the future have such difficulties and may be required to expend significant financial resources in our employee recruitment and retention efforts. If we are not able to identify, recruit and retain highly qualified personnel, we may experience constraints that will adversely affect our ability to support our research, development, manufacturing and sales programs, and ultimately our ability to compete. If we are unable to identify, recruit and retain qualified salespeople, there could be a delay or decline in the adoption of our products. If key personnel were to leave Penumbra, either to join our competitors or otherwise, we may not be able to attract and retain equally qualified personnel to replace them, which could harm our ability to develop and successfully grow our business.

We depend on information technology systems to operate our business, and issues with maintaining, upgrading or implementing these systems, could have a material adverse effect on our business.

We rely on the efficient and uninterrupted operation of information technology systems to process, transmit and store electronic information in our day-to-day operations. All information technology systems are vulnerable to damage or interruption from a variety of sources. Our business has grown in size and complexity; this has placed, and will continue to place, significant demands on our information technology systems. To effectively manage this growth, our information systems and applications require an ongoing commitment of significant resources to maintain, protect, enhance and upgrade existing systems and develop and implement new systems to keep pace with changing technology and our business needs. In 2023, we completed implementation of a new enterprise resource planning ("ERP") software system implementation which replaced certain existing business, operational, and financial processes and systems. This ERP implementation project will continue to require investment of capital and human resources, the re-engineering of business processes, and the attention of many employees who would otherwise be focused on other areas of our business. This system change entails certain risks, including difficulties with changes in business processes that could disrupt our operations, such as our ability to track orders and timely ship products, manage our supply chain and aggregate financial and operational data. In addition, the implementation of the new system may not achieve the anticipated benefits and may divert management's attention from other operational activities, negatively affect employee morale, or have other unintended consequences. Delays in integration or disruptions to our business from implementation of new or upgraded systems could have a material adverse impact on our financial condition and operating results. Additionally, if we are not able to accurately forecast expenses and capitalized costs related to system upgrades and changes, this may have an adverse impact on our financial condition and operating results.

If we fail to maintain or are unable to assert that our internal control over financial reporting is effective under the new ERP system, we could adversely affect our ability to accurately report our financial condition, operating results or cash flows. If we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

If the information we rely upon to run our businesses were to be found to be inaccurate or unreliable, if we fail to maintain or protect our information technology systems and data integrity effectively, if we fail to develop and implement new or upgraded systems to meet our business needs in a timely manner, or if we fail to anticipate, plan for or manage significant disruptions to these systems, our competitive position could be harmed, we could have operational disruptions, we could lose existing customers, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, specialist physicians and other healthcare providers, have regulatory sanctions or penalties imposed or other legal problems, incur increased operating and administrative expenses, lose revenues as a result of a data privacy breach or theft of intellectual property or suffer other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Cost-containment efforts of our customers, purchasing groups and governmental organizations could have a material adverse effect on our sales and ability to achieve or maintain profitability.

In an effort to reduce costs, many hospitals within the United States are members of Group Purchasing Organizations ("GPOs") and Integrated Delivery Networks ("IDNs"). GPOs and IDNs negotiate pricing arrangements with medical device companies and distributors and offer the negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. Bids are generally solicited from multiple providers with the intention of driving down pricing or reducing the number of vendors. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain or maintain contract positions with major GPOs and IDNs. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability.

While having a contract with a GPO or IDN for a given product category can facilitate sales to members of that GPO or IDN, such contract positions can offer no assurance that any level of sales will be achieved, as sales are typically made pursuant to purchase orders. Even when a provider is the sole contracted supplier of a GPO or IDN for a certain product category, members of the GPO or IDN are generally free to purchase a certain percentage of such products from other suppliers. Furthermore, GPO and IDN contracts typically are terminable without cause by the GPO or IDN upon 60 to 90 days' notice. Accordingly, although we have multiple contracts with many major GPOs and IDNs, the members of such groups may choose to purchase from our competitors due to the price or quality offered by such competitors, which could result in a decline in our sales and profitability.

If we are unable to educate specialist physicians or other healthcare providers in the proper use of our products, which may be more complex than competitive products or alternative treatments that do not use our products, our business may be material adversely affected and we may experience a high risk of product liability.

The successful use of our products depends, in part, on our ability to educate specialist physicians or other healthcare providers in the proper use of our products, which may be more complex than competitive products or alternative treatments that do not use our products. We educate specialist physicians or other healthcare providers on the proper techniques in using our products to achieve the intended outcome. However, our products may be more complicated to operate than competitive products or alternative treatments that do not use our products. In the event that specialist physicians or other healthcare providers perceive that our products are complex relative to alternative products or established treatments that do not use our products, we may have difficulty gaining or increasing adoption of our products. Further, we may be unable to provide adequate education on the use of our products to specialist physicians or other healthcare providers, and some specialist physicians or other healthcare providers may not be willing to invest the time required to become properly educated on the use of our products. If we are unable to educate specialist physicians or other healthcare providers to properly use our products, this may lead to inadequate demand for our products and materially adversely affect our business, results of operations, financial condition or cash flows.

In addition, if we do not adequately educate specialist physicians or other healthcare providers on the use of our products, and our products are used incorrectly during procedures, we may be subject to claims against us by such specialist physicians or other healthcare providers, their hospitals or their patients. Our business, including our reputation, may consequently be adversely affected by any litigation that may occur based on error in the use of our products, and such litigation could also materially adversely affect our results of operations, financial condition or cash flows.

Regulatory Risks

We are subject to stringent domestic and foreign medical device regulations, which may impede the approval or clearance process for our products, hinder our development activities and manufacturing processes and, in some cases, result in the recall or seizure of previously approved or cleared products.

Our products, development activities and manufacturing processes are subject to extensive and rigorous regulation by FDA and by comparable regulatory authorities in foreign countries and by other regulatory agencies and governing bodies. Manufacturers of medical devices must comply with certain regulations that cover the composition, labeling, testing, clinical study, manufacturing, packaging and distribution of medical devices. In addition, most medical devices (Class II & III) must receive FDA clearance or approval before they can be commercially marketed in the United States. FDA may require testing and surveillance programs to monitor the effects of cleared or approved products that have been commercialized and can prevent or limit further marketing of a product based on the results of these post-marketing programs. Furthermore, most major markets for medical devices outside the United States require clearance, approval or compliance with certain standards and requirements before a medical device can be commercially marketed. The process of obtaining marketing approval or clearance from the FDA and foreign regulatory authorities for new products could take a significant period of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, require changes to our products and result in limitations on the indicated uses of our products. We cannot provide assurance that we will receive the required approval or clearance from FDA and foreign regulatory authorities for future products on a timely basis. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. We cannot be certain that our future clinical trials will demonstrate the safety and effectiveness of any of our future products or will result in clearance or approval to market any of these products. In addition, our development activities could be harmed or delayed by a shutdown of the U.S. government, including FDA. The failure to receive approval or clearance for significant new products on a timely basis could have a material adverse effect on our business, results of operation, financial condition or cash flows.

FDA and other foreign regulatory authorities worldwide also conduct periodic inspections of our facilities to determine compliance with FDA's QMSR requirements, EU MDR requirements and all comparable foreign regulations. Product approvals or clearances by FDA can be withdrawn, and new product approvals or clearances by FDA and foreign regulatory bodies can be delayed, due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial approval or clearance of a product. In addition, state or federal legislation or regulations may impact key manufacturing processes, such as sterilization, which could require expensive and time-consuming changes to our manufacturing processes as well as the need for additional regulatory clearances or approvals. Failure to comply with regulatory requirements or the discovery of previously unknown problems with a product or manufacturer could result in fines, delays or suspensions of regulatory approvals or clearances, seizures or recalls of products (with the attendant expenses and adverse competitive impact), the banning of a particular device, an order to replace or refund the cost of any device previously manufactured or distributed, operating restrictions and criminal prosecution, as well as decreased sales as a result of negative publicity and product liability claims, all of which could have a material adverse effect on our business, results of operation, financial condition or cash flows.

If we modify our FDA cleared products, we may need to seek and obtain new clearances, which, if not granted, would prevent us from selling our modified products or require us to redesign our products.

A component of our strategy is to continue to modify and upgrade our medical devices that have been cleared by FDA. FDA requires device manufacturers to make a determination of whether a modification requires a clearance; however, FDA can review a manufacturer's decision not to submit for additional clearances. Any modifications to an FDA cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use may require a new 510(k) clearance or potentially another pathway, such as a PMA. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our existing products in a timely manner, or at all. There can be no assurance that FDA will agree with our decisions not to seek clearances for particular device modifications. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability. We have made minor modifications to our medical devices in the past and may make additional minor modifications in the future that we believe do not or will not require additional clearances and are well documented within our design control procedure. If FDA requires new clearances or approvals for any modifications, and we fail to obtain such approvals or clearances or fail to secure approvals or clearances in a timely manner, we may be required to recall and to stop the manufacturing and marketing of the modified device until we obtain FDA approval or clearance, and we may be subject to significant regulatory fines or penalties, all of which could harm our results of operations and require us to redesign our products.

We may not receive necessary foreign regulatory approvals or clearances or otherwise comply with foreign regulations.

For the years ended December 31, 2025, 2024 and 2023, sales outside the United States accounted for approximately 22.2%, 24.5%, and 28.5%, respectively, of our total sales, and we expect sales in non-U.S. markets to continue to represent a significant portion of our revenue. Foreign regulatory bodies have established varying regulations. Specifically, the European Union has promulgated rules that require that medical device products receive the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Although we have received CE markings for all of the medical devices we currently sell in the European Union, we can give no assurance that we will be able to obtain European Union approval for any of our future products. Our inability or failure, or the inability or failure of our international distributors, to comply with varying foreign regulations or the imposition of new regulations could restrict or, in certain countries, result in the prohibition of the sale of our products, and thereby adversely affect our business, financial condition and results of operations.

Our global regulatory environment is becoming increasingly stringent and unpredictable, which could increase the time, cost and complexity of obtaining regulatory approvals for our products, as well as the clinical and regulatory costs of supporting those approvals. Many countries that did not have regulatory requirements for medical devices have established such requirements in recent years and other countries have expanded existing regulations. Certain regulators are exhibiting less flexibility by requiring, for example, the collection of local preclinical and/or clinical data prior to approval. While harmonization of global regulations has been pursued, requirements continue to differ significantly among countries. We expect the global regulatory environment to continue to evolve, which could impact our ability to obtain future approvals for our products and increase the cost and time to obtain such approvals. For example, the European Union regulatory bodies have instituted EU MDR, which changed many aspects of the existing regulatory framework, such as clinical data requirements, and introduced new ones, such as Unique Device Identification. EU MDR imposes increased compliance obligations for many parts of our business in order to access the EU market. The notified bodies that oversee compliance with EU MDR face uncertainties as EU MDR is enforced, creating risks in several areas, including the CE Marking process, data transparency and application review timetables.

We may not be able to meet regulatory quality requirements applicable to our manufacturing process.

We are required to register with FDA as a device manufacturer and as a result, we are subject to periodic inspection by FDA for compliance with FDA's QMSR requirements, which requires manufacturers of medical devices to adhere to certain requirements, including testing, quality control and documentation procedures. In addition, the U.S. federal Medical Device Reporting regulations require us to provide information to FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury, or has malfunctioned, and if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by FDA. In the European Community, we are required to maintain certain ISO certifications in order to sell products and we undergo periodic inspections by notified bodies to obtain and maintain these certifications. We received certification to ISO 13485:2016 in 2018 and successfully completed our most recent surveillance audit in 2025. Compliance with this standard is subject to continual review and is monitored through periodic inspections by our notified body. Some foreign countries, most notably Japan and Brazil, have similar requirements or may require inspections of our manufacturing facilities before approving a product for sale in their country. We participate in the Medical Device Single Audit Program ("MDSAP") which allows for certification and review of compliance to standards and regulations required in the United States, Canada, Brazil, Australia, and Japan. We received our first MDSAP certification in 2018 and successfully completed our most recent surveillance audit in 2025. Some of our suppliers are subject to the same or similar scrutiny. If we or our suppliers fail to adhere to QMSR, ISO or other regulatory requirements, this could delay production of our products and lead to fines, difficulties in obtaining regulatory clearances or approvals, recalls or other consequences, which could in turn have a material adverse effect on our business, results of operation, financial condition or cash flows.

Notices of inspectional observations or deficiencies from FDA or other regulatory bodies could require us to undertake corrective and preventive actions or other actions in order to address FDA's or other regulatory body's concerns, which could be expensive and time-consuming to complete and could impose additional burdens and expenses.

We are subject to periodic inspections by FDA and other regulatory bodies related to regulatory requirements that apply to medical devices designed and manufactured, and clinical trials sponsored, by us. If we receive a notice of inspectional observations or deficiencies from FDA following an inspection, we may be required to undertake corrective and preventive actions or other actions in order to address FDA's concerns, which could be expensive and time-consuming to complete and could impose additional burdens and expenses. We have previously received and could in the future receive notices of inspectional observations or deficiencies from FDA. Failure to adequately address FDA's concerns could expose us to enforcement and administrative actions.

We are subject to federal, state and foreign healthcare laws and regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to various federal, state and foreign healthcare fraud and abuse laws and regulations, which could significantly impact our business. The laws that may affect our ability to operate include, but are not limited to:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it;

- federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions, that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government;

- HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of these statutes or specific intent to violate them;

- HIPAA, as amended by HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform services for them that involve individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization, including mandatory contractual terms as well as directly applicable privacy and security standards and requirements;

- the federal physician sunshine requirements under the Affordable Care Act, which require certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), teaching hospitals, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives, and ownership and investment interests held by physicians and their immediate family members; and

- state and foreign law equivalents of each of the above federal laws, such as foreign and state anti-kickback, anti-benefit and false claims laws, as well as state and foreign laws and regulations governing interactions with healthcare professionals and requiring disclosure of payments and interactions with healthcare professionals and state and foreign laws governing the privacy and security of health information in certain circumstances.

The scope and enforcement of each of these laws is uncertain and subject to rapid change, which may make it challenging to maintain compliance with such laws. In addition, federal and state enforcement bodies continue to closely scrutinize interactions between healthcare companies and healthcare providers, which may lead to an increased number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health-care programs, and the curtailment or restructuring of our operations, any of which could have a material adverse effect on our business, results of operation, financial condition or cash flows.

If we are found to have improperly promoted our products for off-label uses, we may become subject to significant fines and other liability.

FDA and other regulatory agencies strictly regulate the promotional claims that may be made about medical devices. For example, devices cleared under section 510(k) cannot be marketed for any intended use that is outside of FDA's substantial equivalence determination for such devices. Physicians nevertheless may use our products in the practice of medicine in a manner that is inconsistent with the intended use cleared by FDA. If we are found to have promoted such "off-label" uses, we may become subject to significant government fines and other related liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Risks Related to Our Intellectual Property

We rely on a variety of intellectual property rights, and if we are unable to maintain or protect our intellectual property, our business and results of operations will be harmed.

Our commercial success will depend, in part, on our ability to obtain and maintain intellectual property protection for our products and related technologies both in the United States and elsewhere, successfully defend our intellectual property rights against third-party challenges and successfully enforce our intellectual property rights to prevent third-party infringement. While we rely primarily upon a combination of patents, trademarks and trade secret protection, as well as nondisclosure, confidentiality and other contractual agreements to protect the intellectual property related to our brands, products and other proprietary technologies, protection derived from patents is relatively limited.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations or products and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope and, in any event, any patent protection we obtain may be limited. As a result, some of our products are not, and in the future may not be, protected by patents. We generally apply for patents in those countries where we intend to make, have made, use or sell products and where we assess the risk of infringement to justify the cost of seeking patent protection. However, we do not seek protection in all countries where we sell products and we may not accurately predict all the countries where patent protection would ultimately be desirable. If we fail to timely file a patent application in any such country or major market, we may be precluded from doing so at a later date. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities.

Furthermore, we cannot guarantee that any patents will be issued from any pending or future owned or licensed patent applications, or if any current or future patents will provide us with any meaningful protection or competitive advantage. Even if issued, existing or future patents may be challenged, including with respect to ownership, narrowed, invalidated, held unenforceable or circumvented, any of which could limit our ability to prevent competitors and other third parties from developing and marketing similar products or limit the length of terms of patent protection we may have for our products and technologies. Other companies may also design around technologies we have patented, licensed or developed. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology.

The patent positions of medical device companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. The standards that the U.S. Patent and Trademark Office ("USPTO") and its foreign counterparts use to grant patents are not always applied predictably or uniformly. Changes in either the patent laws, implementing regulations or the interpretation of patent laws may diminish the value of our rights. The legal systems of certain countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions.

Because patent applications in the United States, Europe and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or applications. We can give no assurance that all of the potentially relevant art relating to our patents and patent applications has been found; overlooked prior art could be used by a third party to challenge the validity, enforceability and scope of our patents or prevent a patent from issuing from a pending patent application. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the validity, enforceability and scope of our patents in the United States, Europe and in other countries cannot be predicted with certainty and, as a result, any patents that we own or license may not provide sufficient protection against our competitors.

Third parties may challenge any existing patent or future patent we own or license through adversarial proceedings in the issuing offices or in court proceedings, including as a response to any assertion of our patents against them. In any of these proceedings, a court or agency with jurisdiction may find our patents invalid and/or unenforceable, or even if valid and enforceable, insufficient to provide protection against competing products and services sufficient to achieve our business objectives. We may be subject to a third-party pre-issuance submission of prior art to the USPTO, or reexamination by the USPTO if a third party asserts a substantial question of patentability against any claim of a U.S. patent we own or license. The adoption of the Leahy-Smith America Invents Act ("Leahy-Smith Act") in September 2011 established additional opportunities for third parties to invalidate U.S. patent claims, including inter partes review and post-grant review proceedings. Outside of the United States, patents we own or license may become subject to patent opposition or similar proceedings, which may result in loss of scope of some claims or the entire patent. In addition, such proceedings are very complex and expensive, and may divert our management's attention from our core business. If any of our patents are challenged, invalidated, circumvented by third parties or otherwise limited or expire prior to the commercialization of our product candidates, and if we do not own or have exclusive rights to other enforceable patents protecting our products or other technologies, competitors and other third parties could market products and use processes that are substantially similar to, or superior to, ours and our business would suffer.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep a competitive advantage. For example:

- others may be able to develop products that are similar to, or better than, ours in a way that is not covered by the claims of our patents;

- we might not have been the first to make the inventions covered by our patents or pending patent applications;

- we might not have been the first to file patent applications for these inventions;

- any patents that we obtain may not provide us with any competitive advantages or may ultimately be found invalid or unenforceable; or

- we may not develop additional proprietary technologies that are patentable.

We may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business position, business prospects and financial condition.

Our commercial success depends significantly on our ability to operate without infringing upon the intellectual property rights of third parties.

The medical device industry is subject to rapid technological change and substantial litigation regarding patent and other intellectual property rights. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. Numerous third-party patents exist in the fields relating to our products, and it is difficult for industry participants, including us, to identify all third-party patent rights relevant to our products and technologies. Moreover, because some patent applications are maintained as confidential for a certain period of time, we cannot be certain that third parties have not filed patent applications that cover our products and technologies.

Patents could be issued to third parties that we may ultimately be found to infringe. Third parties may also have or obtain valid and enforceable patents or proprietary rights that could block us from developing product candidates using our technology. Our failure to obtain or maintain a license to any technology that we require may materially harm our business, financial condition and results of operations. Furthermore, we would be exposed to a threat of litigation.

From time to time, we may be party to, or threatened with, litigation or other proceedings with third parties, including non-practicing entities, who allege that our products, components of our products and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. The types of situations in which we may become a party to such litigation or proceedings include:

- we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties' patents;

- we or our collaborators may participate at substantial cost in International Trade Commission proceedings to abate importation of products that would compete unfairly with our products;

- if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference, derivation or opposition proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position;

- if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings;

- if third parties initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents or patents licensed to us, we will need to defend against such proceedings;

- we may be subject to ownership disputes relating to intellectual property, including disputes arising from conflicting obligations of consultants or others who are involved in developing our products; and

- if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

These lawsuits and proceedings, regardless of merit, are time-consuming and expensive to initiate, maintain, defend or settle, and could divert the time and attention of managerial and technical personnel, which could materially adversely affect our business. Any such claim could also force use to do one or more of the following:

- incur substantial monetary liability for infringement or other violations of intellectual property rights, which we may have to pay if a court decides that the product or technology at issue infringes or violates the third party's rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the third party's attorneys' fees;

- pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;

- stop manufacturing, selling, using, exporting or licensing the product or technology incorporating the allegedly infringing technology or stop incorporating the allegedly infringing technology into such product or technology;

- obtain from the owner of the infringed intellectual property right a license, which may require us to pay substantial upfront fees or royalties to sell or use the relevant technology and which may not be available on commercially reasonable terms, or at all;

- redesign our products and technology so they do not infringe or violate the third party's intellectual property rights, which may not be possible or may require substantial monetary expenditures and time;

- enter into cross-licenses with our competitors, which could weaken our overall intellectual property position;

- lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

- find alternative suppliers for non-infringing products and technologies, which could be costly and create significant delay; or

- relinquish rights associated with one or more of our patent claims, if our claims are held invalid or otherwise unenforceable.

Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, marketing or otherwise commercializing our products and technology. Any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operation, financial condition or cash flows.

In addition, we may indemnify our customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers or distributors, or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. The occurrence of any of these events may have a material adverse effect on our business, results of operation, financial condition or cash flows.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, the Leahy-Smith Act included a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, and may also affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, including switching the U.S. patent system from a "first-to-invent" system to a "first-to-file" system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, results of operation, financial condition or cash flows.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions. In addition, periodic maintenance fees on our owned and in-licensed patents are due to be paid to governmental patent agencies over the lifetime of the patents. Future maintenance fees will also need to be paid on other patents that may be issued to us. We have systems in place to remind us to pay these fees, and we employ outside firms to remind us or our licensor to pay annuity fees due to patent agencies on our patents and pending patent applications. In certain cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business, results of operation, financial condition or cash flows.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We own 46 trademarks, related to our company name, logo, products and technology, that are registered with the USPTO as well as 235 trademarks registered outside of the United States as of December 31, 2025. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks or names. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers in our markets of interest. There is no guarantee we will be able to secure registration for any of our pending trademark applications with the USPTO or comparable foreign authorities. In addition, third parties have registered trademarks similar or identical to our trademarks, and may in the future file for registration of such trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries where such third parties have registered such trademarks or obtained such common law rights. In any case, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

In addition, we may be involved in litigation or other proceedings to protect our trademark rights associated with our company name or the names used with our products. Any objections we receive from the USPTO, foreign trademark authorities or third parties relating to our pending applications could require us to incur significant expense in defending the objections or establishing alternative names. Names used with our products may be claimed to infringe names held by others or to be ineligible for proprietary protection. If we have to change the name of our company or any product, we may experience a loss in goodwill associated with our brand name, customer confusion or a loss of sales.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on confidential proprietary information, including trade secrets and know-how, to develop and maintain our competitive position. We seek to protect our confidential proprietary information, in part, by entering into confidentiality agreements with our employees, consultants, collaborators, strategic partners and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential. Our agreements with employees and our personnel policies also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. Thus, despite such agreements, such inventions may become assigned to third parties. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual's assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets affords no protection against such independent discovery.

We may also employ individuals who were previously or concurrently employed at research institutions and/or other medical device companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers, or that patents and applications we have filed to protect inventions of these employees, even those related to one or more of our products, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Our Finances and Capital Requirements

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or eliminate our research and development activities or otherwise harm our business.

Since our initial public offering in September 2015, we have financed our business primarily through our operations and sales of our equity securities. We are unable to predict the extent of any future operating cash flows or whether we will be able to maintain or grow our profitability in the future. If we require additional financing to continue or expand our operations, for research and development, for acquisitions or for other purposes, we may determine to engage in equity or debt financings or incur other indebtedness. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If needed funds are not available in adequate amounts or on acceptable terms from additional financing sources, our business will be materially adversely affected.

By engaging in acquisitions and other business development arrangements, we will incur a variety of costs and may potentially face numerous risks that could adversely affect our business and operations.

We have in the past, and expect in the future, to seek to acquire additional businesses, assets, technologies or products to enhance our business if appropriate opportunities become available. In connection with any acquisitions, we could issue additional equity securities or convertible debt or equity-linked securities, which would dilute our stockholders and could cause us to incur substantial debt to fund the acquisitions or assume significant liabilities. For example, in October 2021 and September 2023 we completed acquisitions that were paid in the form of shares of our common stock and/or options to purchase our common stock.

Acquisitions involve numerous risks, including problems integrating the purchased operations, technologies or products, unanticipated costs and other liabilities, diversion of management's attention from our core businesses, adverse effects on existing business relationships with current and/or prospective customers and/or suppliers, risks associated with entering markets in which we have no or limited prior experience and potential loss of key employees. Acquisitions may also require us to record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets, or incur write-offs and restructuring and other related expenses, any of which could harm our results of operations and financial condition. For example, in 2024 we incurred $115.3 million in impairment and other charges in connection with a decision to wind down and exit our immersive healthcare business. If we fail in our integration efforts with respect to any of our acquisitions and are unable to efficiently operate as a combined organization, our business and financial condition may be adversely affected.

Fluctuations in our effective tax rate and changes to tax laws may adversely affect us.

As an international company, we are subject to taxation in numerous countries, states and other jurisdictions. Our effective tax rate is derived from a combination of statutory tax rates in the various jurisdictions in which we operate. In preparing our financial statements, our effective tax rate is based on estimates of the amount of tax that will become payable in each of these jurisdictions. Our effective tax rate may, however, differ from estimates due to numerous factors, including a change in the mix of our profitability from country to country and changes in tax laws. The fluctuations in our effective tax rate could have an adverse effect on our business, financial condition and results of operations and cash flows.

Our excess tax benefits and deficiencies are required to be recorded in the income statement when stock awards vest or are settled and as discrete items on the tax rate in the period in which they occur. The amount of excess tax benefits and deficiencies can fluctuate from period to period based on the price of our stock, the volume of share-based grants settled or vested, and the fair value assigned to equity awards under U.S. GAAP. For interim reporting purposes, we are required to exclude the excess tax benefits and deficiencies from the annual estimated tax rate and not to forecast the potential impact to our rate. As a result, we could experience an effective tax rate significantly different from previous periods or from our expectations.

In addition, changes in tax law or in our underlying profitability may negatively or positively impact our financial outlook of operations, which could lead to a corresponding charge or benefit to income taxes attributable to adjustments to the valuation allowance recorded against our deferred tax assets ("DTAs") on our consolidated balance sheets. The tax charge or benefit resulting from such change in valuation allowance could result in fluctuations in our effective tax rate and have a material negative impact on our financial condition and results of operations.

Risks Relating to Securities Markets and Investment in Our Common Stock

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock has been and is likely to continue to be volatile. From January 1, 2025 through December 31, 2025, our closing stock price as reported on The New York Stock Exchange ("NYSE") has ranged from $225.54 to $320.85. Stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, limited trading volume of our stock may contribute to its future volatility. Price declines in our common stock could result from general market and economic conditions, some of which are beyond our control, and a variety of other factors, including any of the risk factors described in this Form 10-K or those that we have not anticipated. These broad market and industry factors may harm the market price of our common stock, regardless of our operating performance, and could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid for such shares. Factors that could cause fluctuations in the market price of our common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the market prices and trading volumes of medical device company stocks;

- changes in operating performance and stock market valuations of other medical device companies generally, or those in our industry in particular;

- sales of shares of our common stock by us or our stockholders;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

- announcements by us or our competitors of new products or services;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses or technologies by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant change in our management; and

- general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. We were involved in one such lawsuit in 2021, which was voluntarily dismissed without prejudice, and we may be the target of this type of litigation in the future. This litigation could result in substantial costs and a diversion of our management's attention and resources.

If our executive officers, directors and largest stockholders choose to act together, they may be able to significantly influence our management and operations, acting in their own best interests and not necessarily those of other stockholders.

As of December 31, 2025, our executive officers, directors and holders of 5% or more of our outstanding stock and their affiliates beneficially owned approximately 36.2% of our voting stock in the aggregate. These stockholders, acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

A sale of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of December 31, 2025, our directors, executive officers and holders of 5% or more of our outstanding stock beneficially owned approximately 36.2% of our outstanding stock in the aggregate. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline.

We have also registered the offer and sale of all shares of common stock that we may issue under our equity compensation plans. As of December 31, 2025, approximately 6,700,000 shares of common stock that are either subject to outstanding options or other equity awards or reserved for future issuance under our equity incentive plans have been registered on Form S-8 registration statements and may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Techniques employed by short sellers have in the past and may in the future drive down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have led to selling of shares in the market. We have been in the past, and may be in the future, subject to such attacks by short sellers. If we are the subject of unfavorable allegations, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could be distracting for our management team.

Our amended and restated certificate of incorporation, our third amended and restated bylaws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of Delaware law (where we are incorporated), our amended and restated certificate of incorporation and our third amended and restated bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

- authorizing the issuance of "blank check" preferred stock without any need for action by stockholders;

- eliminating the ability of stockholders to call and bring business before special meetings of stockholders;

- prohibiting stockholder action by written consent;

- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

- providing that our directors may be removed by our stockholders only for cause.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

These provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders' best interests and could also affect the price that some investors are willing to pay for our common stock.

Our third amended and restated bylaws designate the state courts located within the state of Delaware (or if no state court located within Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders' ability to access a favorable judicial forum for disputes with us or our directors, officers or employees.

Our third amended and restated bylaws designate the state courts located within the state of Delaware (or if no state court located within Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants, as the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our third amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This forum selection provision will not apply to any causes of action arising under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act") or, in each case, the rules and regulations thereunder, or for any other claim for which the U.S. federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. In addition, if a court were to find the choice of forum provision contained in our third amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business and financial condition.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock, which may never occur, would provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

An additional valuation allowance against our deferred tax assets could require a charge to earnings, which could result in a negative impact on our results of operations.

Primarily as a result of stock-based compensation, various accruals and reserves, and tax credits, we maintain foreign and domestic DTAs. DTAs reflect an expected benefit to be realized in the future that may be used to reduce the amount of tax that we would otherwise be required to pay in future periods. DTAs are reduced by a valuation allowance when it is more likely than not that the future realization of all or some of the DTAs will not be achieved. Valuation allowances related to DTAs can be affected by changes to tax laws, statutory tax rates, future taxable income levels and input from our tax advisors or regulatory authorities. At this time, we consider it more likely than not that we will have sufficient taxable income in the future that will allow us to realize the benefits of the domestic DTAs we maintain as of December 31, 2025, exclusive of our California tax credit DTAs. However, it is possible that some of our foreign or domestic DTAs could ultimately expire unused, or future DTAs could be created, due to vesting or settlement of stock awards or other book to tax differences, for which we will not have sufficient taxable income in the future to fully utilize. In such case, a valuation allowance to reduce our DTAs may be required, which would materially increase our tax expense in the period the valuation allowance is recorded and could have a material adverse impact on our financial condition and results of operations.

We cannot guarantee we will make any additional repurchases of our common stock under our share repurchase program or otherwise.

On August 5, 2024, our Board of Directors approved a share repurchase authorization in the amount of up to $200.0 million, allowing us to repurchase our common stock from time to time at such prices as we deem appropriate through open market purchases, block transactions, privately negotiated transactions, including accelerated share repurchase transactions, or otherwise. The repurchase authorization originally expired on July 31, 2025. Under this authorization, we entered into an accelerated share repurchase agreement ("ASR") with JPMorgan Chase Bank, National Association to repurchase $100.0 million of our common stock during the three months ended September 30, 2024. During the three months ended September 30, 2024, we repurchased an aggregate of 517,763 shares under the ASR at an aggregate cost of $100.4 million, including legal and financial advisor fees of $0.4 million associated with the repurchase. During the three months ended September 30, 2025 and December 31, 2025, the Company's Board of Directors extended the repurchase authorization for the remaining $100.0 million to December 31, 2025 and December 31, 2026, respectively. As of December 31, 2025, we had remaining authority to purchase $100.0 million of its common stock under the share repurchase authorization. Refer to Note "12. Share Repurchase Program" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information.

The timing and amount of any future repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests, and other relevant factors. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. In addition, under the Merger Agreement, we are not permitted to repurchase shares of our common stock without the prior approval of Boston Scientific Corporation.

In addition, the existence of our share repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although this share repurchase program is intended to enhance long-term stockholder value, there is no assurance it will do so because the market price of our common stock may decline below the levels at which we repurchased shares of common stock and short-term stock price fluctuations could reduce the effectiveness of the program.

General Risk Factors

It is difficult to forecast future performance, which may cause our financial results to fluctuate unpredictably.

A number of factors over which we have limited or no control may contribute to fluctuations in our financial results, such as:

- variations in revenue due to the unavailability of specialist physicians who use our products during certain times of the year, such as those periods when there are major conferences on conditions they treat or those periods when high volume users of our products take time off of work;

- positive or negative media coverage of our products or the procedures or products of our competitors or our industry;

- publication of clinical trial results or studies by us or our competitors;

- changes in our sales process due to industry changes, such as changes in the stroke care pathway;

- delays in receipt of anticipated purchase orders;

- delays in customers receiving products;

- performance of our independent distributors;

- our ability to obtain further regulatory clearances or approvals;

- the timing of product development and clinical trial activities, including the pace of enrollment;

- delays in, or failure of, product and component deliveries by our suppliers;

- changes in reimbursement policies or levels;

- the number of procedures performed in any given period using our products, which can sometimes vary significantly between periods;

- customer response to the introduction of new products or alternative treatments, and the degree to which we are effective in transitioning customers to our products; and

- fluctuations in foreign currency exchange rates.

In the event our actual revenue and results of operations do not meet our or others' forecasts for a particular period, the market price of our common stock may decline substantially.

We are exposed to the risk of nonpayment by our customers, which could adversely affect our financial condition or results of operations.

Our business is subject to the risk of nonpayment by our customers. We sell our products through various payment arrangements, and may experience losses due to a customer's failure to make payments according to the contractual terms. Our customers may fail to make payment for a variety of reasons, and we may not be able to predict whether a customer will make payment in a timely manner, or at all. Although we have systems in place to monitor and mitigate risks associated with customer nonpayment, there can be no assurance that such systems will be effective in reducing or eliminating the credit risk relating to the sale of our products. If the losses we experience as a result of customer nonpayment in the future exceed our expectations, such losses could have a material adverse effect on our financial condition or results of operations.

Natural disasters and other events beyond our control could harm our business.

Natural disasters or other catastrophic events, such as earthquakes, flooding, wildfires, power shortages, pandemics, terrorism, political unrest, telecommunications failure, vandalism, cyber-attacks, geopolitical instability, war, drought, sea level rise and other events beyond our control, may cause damage or disruption to our operations, the operations of our suppliers and service providers, international commerce and the global economy, and could seriously harm our revenue and financial condition and increase our costs and expenses. For example, the geographic location of our Alameda, California headquarters and Alameda and Roseville, California production facilities, as well as the facilities of certain of our key suppliers and service providers, subject them to earthquake and wildfire risks. Should one or more of our facilities be significantly damaged or destroyed by natural or man-made disasters, such as earthquakes, fires or other events, our existing inventory of raw materials, components and finished goods may be damaged or destroyed and it could take months to relocate or rebuild, during which time our employees may seek other positions, our research, development and manufacturing would cease or be delayed and our products may be unavailable. Moreover, in the event we are required to obtain additional production capacity due to one or more of our facilities being damaged or destroyed, because of the time required to approve and license a manufacturing facility under FDA and non-U.S. regulatory requirements, we may not be able to resume production on a timely basis even if we are able to obtain replacement production capacity. While we maintain property and business interruption insurance, such insurance has limits and would only cover the cost of rebuilding and relocating and lost profits, but not losses we may suffer due to our products being replaced by competitors' products. The inability to perform our research, development and certain of our manufacturing activities, combined with our limited inventory of raw materials and components and manufactured products, may cause specialist physicians or other healthcare providers to discontinue using our products or harm our reputation, and we may be unable to reestablish relationships with those specialist physicians or other healthcare providers in the future. Furthermore, other parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen, and severe adverse events. A natural disaster or other catastrophic event in any of our major markets could have a material adverse impact on our business, financial condition, results of operations, or cash flows.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results.

We rely on information technology, networks and systems, including technology, networks and systems managed by third parties, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, marketing, procurement and supply chain, manufacturing, and distribution. We use enterprise information technology systems, including systems managed by third parties, to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory, financial reporting, legal, and tax requirements. Our information technology systems, and those systems we use that are managed by third parties, are vulnerable to a cyberattack, malicious intrusion, breakdown, destruction, loss of data privacy or other significant disruption. Any such successful attacks could result in the theft of intellectual property or other misappropriation of assets, data breach, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are becoming more sophisticated and frequent, and our systems, as well as those of third parties that we utilize, have been in the past, and may be in the future, the target of malware and other cyberattacks. We have invested in our systems and the protection of our data to reduce the risk of an intrusion or interruption, and we monitor our systems on an ongoing basis for any current or potential threats. However, we can give no assurances that these measures and efforts will prevent interruptions, breakdowns or intrusions, or that we will not be impacted by interruptions, breakdowns or intrusions of third-party systems that we utilize. If we are unable to detect or prevent a security breach, cyberattack or other disruption from occurring, or if we are impacted by a security breach, cyberattack or other disruption suffered by a third party whose systems we utilize, then we could incur losses or damage to our data, or be subject to inappropriate disclosure of our confidential information or that of others; and we could sustain damage to our reputation and customer and employee relationships, suffer disruptions to our business and incur increased operating costs including costs to mitigate any damage caused and protect against future damage, and be exposed to additional regulatory scrutiny or penalties and to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, our information technology, as well as technology systems of third parties that we utilize, may be susceptible to damage, disruptions or shutdowns due to power outages, user errors, implementation of new operational systems or software or upgrades to existing systems and software, or catastrophes or other unforeseen events. Such events could result in the disruption of business processes, network degradation and system downtime, along with the potential that a third party will exploit our critical assets such as intellectual property, proprietary business information and data related to our customers, suppliers and business partners. To the extent that such disruptions occur, our customers and partners may lose confidence in our company and we may lose business or brand reputation, resulting in a material and adverse effect on our business, financial condition, results of operations or cash flows.

Our operations are subject to environmental, health and safety, and data privacy laws and regulations, compliance with which may be costly.

Our business is subject to federal, state, and local laws and regulations relating to the protection of the environment, worker health and safety and the use, management, storage, and disposal of hazardous substances and wastes. Failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions. In addition, environmental laws and regulations could require us to pay for environmental remediation and response costs, or subject us to third-party claims for personal injury, natural resource or property damage, relating to environmental contamination. Liability may be imposed whether or not we knew of, or were responsible for, such environmental contamination. The cost of defending against environmental claims, of compliance with environmental, health and safety regulatory requirements or of remediating contamination could materially adversely affect our business, results of operations, financial condition or cash flows.

Additionally, we are subject to laws and regulations with respect to the collection, use, disclosure, transfer and storage of personal data that we may collect from our employees, customers, third parties that we do business with, or patients or in conjunction with clinical trials, or that we may receive in connection with the use of our products. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing amount of focus on privacy and data protection issues that may affect our business. Several privacy laws have recently been adopted in domestic and foreign jurisdictions where we do business that include enhanced data protection requirements as well as substantial fines for breaches of personal data. We have modified and will continue to modify our practices in order to comply with these and other requirements, which requires us to incur costs and expenses, and we may face difficulties in complying with all privacy and data protection legal requirements that apply to us now or in the future, as well as financial penalties and liabilities if we are unable to do so.

We incur significant costs and devote substantial management time as a result of operating as a public company.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), and the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), as well as rules and regulations subsequently implemented by the SEC and the NYSE. Compliance with these requirements causes us to incur legal and financial compliance costs and makes some activities more time consuming and costly. For example, the Dodd-Frank Act imposes disclosure requirements regarding the use in components of our products of "conflict minerals" mined from the Democratic Republic of Congo and adjoining countries, which requires us to devote resources to comply with such disclosure requirements, including due diligence to determine the source of any conflict minerals used in our products, and could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products.

We plan to continue to invest resources to comply with the evolving laws, regulations and standards applicable to public companies, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. Operating as a public company and being subject to these rules and regulations makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. As a result, it may be difficult for us to attract and retain qualified members of our board of directors or executive officers.

The costs associated with operating as a public company may decrease our net income or increase any future net loss and may cause us to reduce costs in other areas of our business or increase the prices of our products to offset the effect of such costs. Additionally, if these requirements divert our management's attention from other business concerns, they could have a material adverse effect on our business, results of operation, financial condition or cash flows.

If we fail to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in our business. Further, weaknesses in our disclosure controls and procedures or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective disclosure controls and procedures, or any difficulties encountered in their implementation or improvement, could cause us to fail to meet our reporting obligations and may result in financial statements that may not accurately reflect the results of our business and operations. In addition, any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting and related opinions that we include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Any failure to maintain effective disclosure controls and procedures and internal control over financial reporting could have a material and adverse effect on our business and results of operations, and cause a decline in the price of our common stock.

If securities or industry analysts publish inaccurate or unfavorable research about our business or cease publishing research, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Risk management and strategy

The Company's cybersecurity program focuses primarily on securing and safeguarding computer systems, networks, cloud services, business applications, and data and is integrated in the Company's overall risk management strategy and framework. The Company has implemented cyber defense capabilities and protocols to protect against cyber threats and ensure the containment and security of sensitive business data, including ongoing security reviews of critical systems, continuous monitoring of event data, and employee training programs, which processes are aligned with the Company's overall business and operational goals and strategies. The Company also actively engages with key vendors, industry participants, and intelligence and law enforcement communities as part of its continuing efforts to evaluate and enhance the effectiveness of its information security policies and procedures.

The Company employs strategic partnerships with third-party entities to leverage resources and technologies for operational support, optimization, and heightened security. Collaboration with third parties forms a critical part of the Company's risk management strategy, facilitating effective management and mitigation of risks through partnerships, and ensuring adherence to applicable regulatory and industry standards. The Company incorporates supplier qualification processes and conducts thorough security and privacy risk assessments for third parties and lifecycle management.

Overall, the Company believes it has established a robust framework for confidentiality, integrity, and availability of information, adhering to relevant security standards, practices, and compliance requirements. In addition, the Company maintains insurance to help protect against risks associated with cybersecurity threats. The Company does not believe that any risks from cybersecurity threats have materially affected, or are reasonably likely to materially affect, the Company, including the Company's business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Risk Factors – Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results." in this Form 10-K.

Governance

The Company's cybersecurity program is managed by its Chief Information Officer ("CIO"), whose team is responsible for leading enterprise-wide cybersecurity strategy, protocols, framework, standards and processes. The CIO, who has extensive experience in overseeing and managing information technology and security programs, is kept appraised of potential cybersecurity incidents, including the prevention, detection, mitigation and remediation thereof, through the work of the Company's information technology team, which conducts and oversees ongoing security reviews of critical systems and continuous monitoring of event data. The CIO provides periodic reports to the Company's Board of Directors, as well as its Chief Executive Officer and Chief Financial Officer and other members of senior management as appropriate. These reports include updates on cybersecurity risks and threats, the status of projects to strengthen the Company's information security systems, ongoing compliance with applicable legal and regulatory frameworks and industry standards, assessments of the Company's information security program, and the emerging threat landscape. The Company's Board of Directors provides oversight of the Company's cybersecurity program and helps guide the Company's strategy for managing cybersecurity risks in the context of the Company's overall risk management system.

ITEM 2. PROPERTIES.

We maintain approximately 610,000 square feet of office, research and development, manufacturing and administrative facilities in nine buildings at our campus in Alameda, California as of December 31, 2025. The leases for these nine buildings expire at various times in 2036, subject to our option to renew certain leases for an additional five to fifteen years. We also lease approximately 260,000 square feet of office and manufacturing facilities in two buildings in Roseville, California. The leases for these two buildings expire in 2035, subject to our option to renew the leases for an additional five to ten years. In addition, we lease approximately 51,000 square feet of warehouse space in Livermore, California, and approximately 100,000 square feet of warehouse space in Salt Lake City, Utah. The leases for the Livermore warehouse spaces expire in 2028. The lease for the Salt Lake City warehouse expires in 2027, subject to our option to renew the lease for an additional five years.

We also lease office and/or warehouse space in Germany, Italy, Poland, Brazil, Australia, Singapore, Japan, Hong Kong and Taiwan as of December 31, 2025. The offices in Germany and Poland support our direct sales and/or customer service operations in Europe as well as distributor relationships in Europe, the Middle East and Africa; the offices in Brazil, Australia, Singapore, Japan, Hong Kong and Taiwan support our sales and marketing efforts, including through our distribution partners, in Latin America, Australia and Southeast Asia, respectively; and the offices in Italy support the operations of Crossmed S.p.A., our wholly-owned subsidiary in Italy, including supporting our direct sales operations in Italy, San Marino, Vatican City, and Switzerland. We also warehouse and distribute finished products to our international customers utilizing third-party logistics providers in the Netherlands and Australia.

During the year ended December 31, 2025, we entered into agreements to acquire property in Costa Rica and construct a manufacturing facility and warehouse for the production of medical devices. Refer to Note "5. Balance Sheet Components" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information. In addition, during the year ended December 31, 2025, we entered into an agreement to lease approximately 46,000 square feet of manufacturing and warehouse facilities in Costa Rica. The lease will commence upon the completion of certain improvements to the premises, which are expected to be completed in 2026, and will expire five years after commencement, subject to our option to renew the lease for an additional three years.

ITEM 3. LEGAL PROCEEDINGS.

For information with respect to Legal Proceedings, see Note "10. Commitments and Contingencies" to our consolidated financial statements in Part II, Item 8 of this Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock has been listed on the NYSE under the symbol "PEN" since September 18, 2015. Prior to that date, there was no established public trading market for our common stock. As of February 4, 2026, there were 19 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Performance Graph

The following graph illustrates a comparison of the total cumulative stockholder return on our common stock with the total return for (i) the S&P Healthcare Equipment Index and (ii) the NYSE Composite for the period from December 31, 2020 through December 31, 2025. The figures represented below assume an investment of $100 in our common stock on December 31, 2020 and in the S&P Healthcare Equipment Index and NYSE Composite and the reinvestment of dividends into shares of common stock for the years ended December 31, 2021, 2022, 2023, 2024 and 2025. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock. This graph shall not be deemed "soliciting material" or be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.


Performance Graph
$200
$150
$100
$50
12/31/2020
12/31/2021
12/30/2022
12/29/2023
12/31/2024
12/31/2025
Penumbra
NYSE Composite
S&P Healthcare Equipment Index

$100 investment in stock or index	Ticker	12/31/2020	12/31/2021	12/30/2022	12/29/2023	12/31/2024	12/31/2025
Penumbra	PEN	$ 100.00	$ 164.18	$ 127.12	$ 143.74	$ 135.70	$ 177.66
NYSE Composite	NYA	100.00	118.17	104.54	116.03	131.48	151.49
S&P Healthcare Equipment Index	XHE	100.00	103.04	78.99	74.07	77.83	77.66

Dividend Policy

We have never declared or paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Issuer Purchases of Equity Securities

None.

Recent Sales of Unregistered Securities

None.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Form 10-K. This discussion and other parts of this report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Form 10-K, our actual results could differ materially from the results described in or implied by these forward-looking statements. A discussion of our results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is included in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 18, 2025, and is incorporated by reference into this Form 10-K.

Overview

References herein to "we," "us," "our," the "Company," and "Penumbra," refer to Penumbra, Inc. and its consolidated subsidiaries unless expressly indicated or the context requires otherwise.

Penumbra, the world's leading thrombectomy company, is focused on developing the most innovative technologies for challenging medical conditions such as ischemic stroke, venous thromboembolism such as pulmonary embolism, and acute limb ischemia. Our broad portfolio, which includes computer assisted vacuum thrombectomy (CAVT), centers on removing blood clots from head-to-toe with speed, safety, and simplicity. Our team focuses on developing, manufacturing and marketing novel products for use by specialist physicians and other healthcare providers to drive improved clinical and health outcomes. We believe that the cost-effectiveness of our products is attractive to our customers.

Since our founding in 2004, we have invested heavily in our product development and commercial expansion that has established the foundation of our global organization. We have successfully developed, obtained regulatory clearance or approval for, and introduced products into the thrombectomy market since 2007, access market since 2008, embolization market since 2011, and neurosurgical market since 2014.

We expect to continue to develop and build our portfolio of products, including our thrombectomy, embolization, and access technologies, while iterating on our currently available products. Generally, when we introduce a next generation product or a new product designed to replace a current product, sales of the earlier generation product or the product replaced decline. Our research and development activities are centered around the development of new products and clinical activities designed to support our regulatory submissions and demonstrate the effectiveness of our products.

We attribute our success to our culture built on cooperation, our highly efficient product innovation process, our disciplined approach to product and commercial development, our deep understanding of our target end markets and our relationships with specialist physicians and other healthcare providers. We believe these factors have enabled us to rapidly innovate in a highly efficient manner.

We sell our products to healthcare providers primarily through our direct sales organization in the United States, most of Europe, Canada, Australia and Singapore, as well as through distributors in select international markets. We generated revenue of $1,403.7 million, $1,194.6 million and $1,058.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. This represents an annual increase of 17.5% and of 12.9%, respectively. We generated income from operations of $189.2 million, $9.3 million and $73.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

During the year ended December 31, 2024, we made the strategic decision to wind down and exit our immersive healthcare business, and as a result we incurred $115.3 million in impairment and other charges in connection with this decision. Refer to Note "4. Exit of Immersive Healthcare Business" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more details. During the year ended December 31, 2024, we permanently ceased sales of our immersive healthcare products and related commercial operations. There were no impairment or other charges in connection with the wind down and exit of our immersive healthcare business during the year ended December 31, 2025.

On January 14, 2026, we entered into the Merger Agreement with Boston Scientific Corporation and Merger Sub, pursuant to which Boston Scientific Corporation has agreed to acquire us in the Merger at an enterprise value of approximately $14.5 billion. Under the terms of the Merger Agreement, which has been approved by the board of directors of each of the Company and Boston Scientific Corporation, the transaction values each share of our common stock at $374 per share, with our stockholders having the right to elect, for each share of our common stock held by them, to receive $374 in cash or 3.8721 shares of Boston Scientific Corporation's common stock (valued at $374 based on the volume weighted average price of Boston Scientific Corporation's common stock over the 10 trading days ending January 13, 2026), subject to proration, so that the total transaction consideration is paid approximately 73% in cash and approximately 27% in shares of Boston Scientific's common stock. The Merger is expected to close by the end of 2026, subject to customary closing conditions, including approval by our stockholders and regulatory approvals. See Note "20. Subsequent Events" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information.

Factors Affecting Our Performance

There are a number of factors that have impacted, and we believe will continue to impact, our results of operations and growth. These factors include:

- The rate at which we grow our salesforce and the speed at which newly hired salespeople become fully effective can impact our revenue growth or our costs incurred in anticipation of such growth.

- Our industry is intensely competitive and, in particular, we compete with a number of large, well-capitalized companies. We must continue to successfully compete in light of our competitors' existing and future products and their resources to successfully market to the specialist physicians who use our products.

- We must continue to successfully introduce new products that gain acceptance with specialist physicians and other healthcare providers and successfully transition from existing products to new products, ensuring adequate supply. In addition, as we introduce new products and expand our production capacity, we anticipate additional personnel will be hired and trained to build our inventory of components and finished goods in advance of sales, which may cause quarterly fluctuations in our operating results and financial condition.

- Publications of clinical results by us, our competitors and other third parties can have a significant influence on whether, and the degree to which, our products are used by specialist physicians and the procedures and treatments those physicians choose to administer for a given condition.

- The specialist physicians who use our interventional products may not perform procedures during certain times of the year, such as those periods when they are at major medical conferences or are away from their practices for other reasons, the timing of which occurs irregularly during the year and from year to year.

- Most of our sales outside of the United States are denominated in the local currency of the country in which we sell our products. As a result, our revenue from international sales can be significantly impacted by fluctuations in foreign currency exchange rates.

- The availability and levels of reimbursement within the relevant healthcare payment system for healthcare providers for procedures in which our products are used.

In addition, we have experienced and expect to continue to experience meaningful variability in our quarterly revenue, gross profit and gross margin percentage as a result of a number of factors, including, but not limited to: the number of available selling days, which can be impacted by holidays; the mix of products sold; the geographic mix of where products are sold; the demand for our products and the products of our competitors; the timing of or failure to obtain regulatory approvals or clearances for products; increased competition; the timing of customer orders; inventory or other asset write-offs or write-downs; costs, benefits and timing of new product introductions; costs, benefits and timing of the acquisition and integration of businesses and product lines we may acquire; the availability and cost of components and raw materials; and fluctuations in foreign currency exchange rates. We may experience quarters in which we have significant revenue growth sequentially followed by quarters of moderate or no revenue growth. Additionally, we may experience quarters in which operating expenses, in particular research and development expenses, fluctuate depending on the stage and timing of product development.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the applicable periods. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could materially change our results from those reported. Management evaluates its estimates, assumptions and judgments on an ongoing basis. Historically, our critical accounting estimates have not differed materially from actual results. However, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material adverse effect on our consolidated statements of operations, liquidity and financial condition.

We believe the following critical accounting policies involve significant areas where management applies judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is primarily comprised of product revenue net of returns, discounts, administration fees and sales rebates. We recognize revenue when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue from product sales is recognized either on the date of shipment or the date of receipt by the customer, but is deferred for certain transactions when control has not yet transferred. With respect to products that we consign to hospitals, which primarily consist of coils, we recognize revenue at the time hospitals utilize products in a procedure. Refer to Note "19. Revenues" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information and disclosures on our revenue.

Certain arrangements with customers contain multiple performance obligations. For these contracts, each promise is evaluated to determine if it is a performance obligation. We consider a number of factors when determining whether a promise is a contractual performance obligation, including whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer or whether the goods or services are highly interdependent. Revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which we separately sell the products or services. If a standalone selling price is not directly observable, then we estimate the standalone selling prices considering market conditions and entity-specific factors including, but not limited to, the expected cost and margin of the products and services, geographies, and other market conditions. The use of alternative estimates could result in a different amount of revenue deferral.

We defer revenue for amounts that we have already invoiced our customers for and are ultimately expected to be recognized as revenue, but for which not all revenue recognition criteria have been met.

Revenue is recorded at the net sales price, which includes estimates of variable consideration such as product returns utilizing historical return rates, rebates, discounts, and other adjustments to net revenue. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration that should be included in the transaction price. Variable consideration is included in revenue only to the extent that it is probable that a significant reversal of the revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. During the year ended December 31, 2025, we made no material changes in estimates for variable consideration.

Our terms and conditions permit product returns and exchanges. We base our estimates for sales returns on actual historical returns and they are recorded as reductions in revenue at the time of sale. Upon recognition, we reduce revenue and cost of revenue for the estimated return. Return rates can fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns.

Income Taxes

We account for income taxes using the asset and liability method, whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance to reduce the net deferred tax assets ("DTAs") to their estimated realizable value.

The calculation of our DTAs involves the use of estimates, assumptions and judgments while taking into account estimates of the amounts and type of future taxable income. DTAs are reduced to their estimated realizable value by a valuation allowance when it is more likely than not that the future realization of all or some of the DTAs will not be achieved. Valuation allowances related to DTAs can be affected by changes to tax laws, statutory tax rates, and projections of future taxable income.

The calculation of our current provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, interpretation of current tax laws and possible outcomes of future tax audits. We have established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although we believe our estimates, assumptions and judgments to be reasonable, any changes in tax law or interpretation of tax law and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

We follow FASB ASC 740-10 "Accounting for Uncertainty in Income Taxes" that prescribes a financial statement recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on our income tax returns, and also provides guidance on derecognition, classification, interest and penalty accrual, accounting in interim periods, and disclosure requirements. We include interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of operations.

As of December 31, 2025, our net DTA balance on a consolidated basis was $78.7 million, after reduction of a valuation allowance of $28.8 million. The Company had $43.9 million of state net operating loss ("NOL") carryforwards available to offset future taxable income as of December 31, 2025. The state NOL carryforwards have different carryover periods and will begin to expire as early as 2037. As of December 31, 2025, we had federal research and development tax credits of $3.3 million which are carried forward for 20 years and will expire beginning in 2044. We had California state research and development tax credits of $35.4 million that may be carried forward indefinitely.

As of December 31, 2025, we measured our current DTA balances against estimates of future income based on objectively verifiable operating results from our recent history, and concluded that sufficient future taxable income will be generated to realize the benefits of our federal DTAs. We continue to maintain a valuation allowance against our California tax credit DTAs until new evidence becomes available to justify realization of the asset.

We do not maintain valuation allowance against any of our foreign DTAs as we believe, at the required more-likely-than-not level of certainty, that our foreign subsidiaries will generate sufficient future taxable income to realize the benefit of their DTAs in full.

In December 2021, the Organization for Economic Co-operation and Development ("OECD") released guidance on the new global minimum tax regime known as Pillar Two. Subsequently, safe harbor provisions were introduced to temporarily alleviate administrative compliance burden of multinational enterprises. As of December 31, 2025, we have evaluated the tax impact in relevant countries and concluded that there is no impact to our income taxes. We acknowledge potential uncertainties in global implementation of Pillar Two and will continue to monitor future tax legislation to determine their impact accordingly.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business or assets over the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment at least annually, or more frequently if events or circumstances indicate the carrying value may no longer be recoverable and that an impairment loss may have occurred. Circumstances that could trigger an impairment test include, but are not limited to, a significant adverse change in the business climate or legal factors, an adverse action or assessment by a regulator, change in customers, target market and strategy, unanticipated competition, loss of key personnel, or change in reporting units. We operate as one segment, which is considered to be the sole reporting unit, and therefore goodwill is tested for impairment at the consolidated level.

The authoritative guidance allows an entity to assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If an entity determines that as a result of the qualitative assessment that it is more likely than not (i.e. greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, then the quantitative test is required. Otherwise, no further testing is required. The quantitative goodwill impairment test requires us to estimate and compare the fair value of our reporting unit with its carrying value.

Application of the goodwill impairment test requires judgments, including: identification of the reporting units, assigning goodwill to reporting units, a qualitative assessment to determine whether there are any impairment indicators, and determining the fair value of each reporting unit. Qualitative factors may include, but are not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, cost factors, and entity specific factors such as strategies, overall financial performance (both current and projected) and market capitalization. In the fourth quarter of 2025, 2024 and 2023, we performed qualitative assessments for goodwill impairment and determined there were no indicators of impairment. Refer to Note "8. Goodwill" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information.

Loss Contingencies

We are subject to certain legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of our business. We review the status of each significant matter quarterly and assess our potential financial exposure. Significant judgment is required in the determination of whether a potential loss is probable, reasonably possible, or remote as well as in the determination of whether a potential exposure is reasonably estimable. We base our judgments on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Any revision of our estimates of potential liability could have a material impact on our financial position and operating results. For information with respect to legal proceedings, see Note "10. Commitments and Contingencies" to our consolidated financial statements in Part II, Item 8 of this Form 10-K.

Components of Results of Operations

Revenue. We sell our interventional products directly to hospitals and other healthcare providers and through distributors for use in procedures performed by specialist physicians to treat patients in two key markets: thrombectomy and embolization and access. We sell our products through purchase orders, and we do not have long term purchase commitments from our customers. Revenue from product sales is recognized either on the date of shipment or the date of receipt by the customer, but is deferred for certain transactions when control has not yet transferred. With respect to products that we consign to hospitals, which primarily consist of coils, we recognize revenue at the time hospitals utilize products in a procedure. Revenue also includes shipping and handling costs that we charge to customers.

Cost of Revenue. Cost of revenue consists primarily of the cost of raw materials and components, personnel costs, including stock-based compensation, inbound freight charges, receiving costs, inspection and testing costs, warehousing costs, royalty expense, handling costs, which are costs incurred to handle products by a third-party shipper to the customers, and other labor and overhead costs incurred in the manufacturing of products. We manufacture substantially all of our products in our manufacturing facilities in Alameda and Roseville, California.

Operating Expenses

Research and Development ("R&D"). R&D expenses primarily consist of product development, clinical and regulatory expenses, materials, depreciation and other costs associated with the development of our products. R&D expenses also include salaries, benefits and other related costs, including stock-based compensation, for personnel and consultants. We expense R&D costs as they are incurred.

Sales, General and Administrative ("SG&A"). SG&A expenses primarily consist of salaries, benefits and other related costs, including stock-based compensation, for personnel and consultants engaged in sales, marketing, finance, legal, compliance, administrative, facilities and information technology and human resource activities. Our SG&A expenses also include marketing trials, medical education, training, commissions, generally based on sales, to direct sales representatives, amortization of acquired intangible assets and acquisition-related costs.

Income Tax Expense. We are taxed at the rates applicable within each jurisdiction in which we operate. The composite income tax rate, tax provisions, deferred tax assets and deferred tax liabilities will vary according to the jurisdiction in which profits arise. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax provision, our deferred tax assets and deferred tax liabilities and the potential valuation allowance recorded against our net DTAs. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. A valuation allowance is established when it is more likely than not that the future realization of all or some of the DTAs will not be achieved.

Results of Operations

The following table sets forth the components of our consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented:

	Year Ended December 31,					
	2025		2024		2023	
	(in thousands, except for percentages)					
Revenue	$ 1,403,665	100.0 %	$ 1,194,615	100.0 %	$ 1,058,522	100.0 %
Cost of revenue	461,228	32.9 %	439,620	36.8 %	375,879	35.5 %
Gross profit	942,437	67.1 %	754,995	63.2 %	682,643	64.5 %
Operating expenses:						
Research and development	89,766	6.4 %	94,783	7.9 %	84,423	8.0 %
Sales, general and administrative	663,422	47.3 %	573,988	48.0 %	506,454	47.8 %
Acquired in-process research and development	—	— %	—	— %	18,215	1.7 %
Impairment charge	—	— %	76,945	6.5 %	—	— %
Total operating expenses	753,188	53.7 %	745,716	62.4 %	609,092	57.5 %
Income from operations	189,249	13.5 %	9,279	0.8 %	73,551	6.9 %
Interest and other income	15,876	1.1 %	11,590	0.9 %	6,099	0.6 %
Income before income taxes	205,125	14.6 %	20,869	1.7 %	79,650	7.5 %
Provision for (benefit from) income taxes	27,438	1.9 %	6,857	0.5 %	(11,304)	(1.1)%
Net income	$ 177,687	12.7 %	$ 14,012	1.2 %	$ 90,954	8.6 %

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

	Year Ended December 31,				Change		
	2025		2024		$		%
	(in thousands, except for percentages)						
Thrombectomy	$	947,918	$	815,475	$	132,443	16.2 %
Embolization and Access		455,747		379,140		76,607	20.2 %
Total	$	1,403,665	$	1,194,615	$	209,050	17.5 %

Revenue increased $209.1 million, or 17.5%, to $1,403.7 million in 2025, from $1,194.6 million in 2024. Overall revenue growth was primarily due to an increase in sales of our new and existing thrombectomy and embolization and access products.

Revenue from our global thrombectomy products increased $132.4 million, or 16.2%, to $947.9 million in 2025, from $815.5 million in 2024. This increase in our global thrombectomy products was primarily attributable to higher sales volume in the United States as a result of sales of new products and further market penetration of our existing products. Sales of our U.S. thrombectomy products increased by 19.3% in the year ended December 31, 2025. Prices for our thrombectomy products remained substantially unchanged during the period.

Revenue from our global embolization and access products increased $76.6 million, or 20.2%, to $455.7 million in the year ended December 31, 2025, from $379.1 million in the year ended December 31, 2024. The increase in our global embolization and access products was primarily attributable to higher sales volume in the United States as a result of sales of new products and further market penetration of our existing products. Sales of our U.S. embolization and access products increased by 25.4% in the year ended December 31, 2025. Prices for our embolization and access products remained substantially unchanged during the period.

Revenue by Geographic Area

The following table presents revenue by geographic area, based on our customers' shipping destinations:

	Year Ended December 31,					Change		
	2025			2024			$	%
	(in thousands, except for percentages)							
United States	$	1,091,761	77.8 %	$	902,067	75.5 %	$	189,694	21.0 %
International		311,904	22.2 %		292,548	24.5 %		19,356	6.6 %
Total	$	1,403,665	100.0 %	$	1,194,615	100.0 %	$	209,050	17.5 %

Revenue from sales in international markets increased $19.4 million, or 6.6%, to $311.9 million in 2025, from $292.5 million in 2024. Revenue from international sales represented 22.2% and 24.5% of our total revenue in 2025 and 2024, respectively.

Gross Margin

	Year Ended December 31,				Change		
	2025		2024		$		%
	(in thousands, except for percentages)						
Cost of revenue	$	461,228	$	439,620	$	21,608	4.9 %
Gross profit	$	942,437	$	754,995	$	187,442	24.8 %
Gross margin %		67.1 %		63.2 %			

Gross margin increased by 3.9 percentage points to 67.1% in 2025. This compares to gross margin of 63.2% in 2024, which included a one-time $33.4 million inventory charge to cost of revenue in connection with the impairment of our immersive healthcare asset group (refer to Note "4. Exit of Immersive Healthcare Business" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information). The impact of the one-time $33.4 million inventory charge decreased our gross margin by 2.8 percentage points in 2024. Gross margin is impacted by product mix, regional mix, and production initiatives to support demand and create future efficiencies. As such, with favorable product mix, improvement in productivity, and by leveraging our fixed costs on higher volume of new product sales during the year, our gross margin may be positively impacted in the future.

Research and Development ("R&D")

	Year Ended December 31,		Change	
	2025	2024	$	%
	(in thousands, except for percentages)			
R&D	$ 89,766	$ 94,783	$ (5,017)	(5.3)%
R&D as a percentage of revenue	6.4 %	7.9 %		

R&D expenses decreased by $5.0 million or 5.3%, to $89.8 million in 2025, from $94.8 million in 2024. The decrease was primarily due to a $14.2 million decrease in expenses associated with our immersive healthcare business. Excluding these costs, R&D expenses increased by $9.2 million in 2025 to support our continued growth.

We have continued to make investments, and plan to continue to make investments, in the development of our products. As part of our ongoing investment in the development of our products, we may incur additional expenses related to research and development milestones. In addition, we have experienced in the past, and may continue to experience in the future, variability in expenses incurred due to the timing and costs of clinical trials and product development, which may include additional personnel-related expenses in conjunction with the launch of new products.

Sales, General and Administrative ("SG&A")

	Year Ended December 31,		Change	
	2025	2024	$	%
	(in thousands, except for percentages)			
SG&A	$ 663,422	$ 573,988	$ 89,434	15.6 %
SG&A *as a percentage of revenue*	47.3 %	48.0 %		

SG&A expenses increased by $89.4 million, or 15.6%, to $663.4 million in 2025, from $574.0 million in 2024. The increase was primarily due to a $74.5 million increase in personnel-related expenses driven by an increase in headcount and related expenses to support our growth, a $10.4 million increase in costs related to marketing events, and a $7.7 million increase in travel-related expenses. This was partially offset by a $4.8 million decrease in non-recurring litigation related expenses, including settlement costs and legal fees, associated with wage and hour complaints filed against the Company in 2023 and a $4.7 million decrease in amortization expense of finite lived intangible assets acquired in connection with the Sixense acquisition due to the impairment of long-lived assets associated with the immersive healthcare business in the second quarter of 2024.

As we continue to invest in our growth, we have expanded and may continue to expand our sales, marketing, and general and administrative teams through the hiring of additional employees in critical roles that support our strategic initiatives. In addition, we have experienced in the past, and may continue to experience in the future, variability in expenses incurred due to the timing and costs of investments to support the business.

Exit of Immersive Healthcare Business

	Year Ended December 31,		Change	
	2025	2024	$	%
	(in thousands, except for percentages)			
Cost of revenue	$ —	$ 33,362	$ (33,362)	(100.0)%
Impairment charge	—	76,945	(76,945)	(100.0)%
Severance and other associated costs	—	4,971	(4,971)	(100.0)%
Impact of Immersive Healthcare Business Exit	$ —	$ 115,278	$ (115,278)	(100.0)%
Exit impact as a percentage of revenue	— %	9.6 %		

There were no impairment or other charges related to the immersive healthcare business during the year ended December 31, 2025. During the year ended December 31, 2024, we made the strategic decision to wind down and exit our immersive healthcare business, and as a result we incurred $115.3 million in impairment and other charges in connection with this decision. The Company incurred a $33.4 million charge to cost of revenue for the write-down of immersive healthcare inventory to net realizable value, an impairment charge to long-lived assets consisting of $58.9 million in finite-lived intangible assets and $18.0 million in property and equipment, and severance and other associated costs of $5.0 million included in research and development and sales, general and administrative within the consolidated statement of operations. Refer to Note "4. Exit of Immersive Healthcare Business" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information.

Provision for income taxes

	Year Ended December 31,		Change	
	2025	2024	$	%
	(in thousands, except for percentages)			
Provision for income taxes	$ 27,438	$ 6,857	$ 20,581	300.1 %
Effective tax rate	*13.4 %*	*32.9 %*		

Our provision for income taxes was $27.4 million in 2025, which was primarily due to income taxes imposed on our worldwide profits, partially offset by excess tax benefits from stock-based compensation attributable to our U.S. jurisdiction. Our provision for income taxes was $6.9 million in 2024, which was primarily due to income taxes imposed on our worldwide profits. Our effective tax rate was 13.4% in 2025, compared to 32.9% in 2024. Our change in effective tax rate was primarily attributable to an increase in excess tax benefits from stock-based compensation.

Our effective tax rate is driven by (1) income or loss before taxes, (2) permanent differences in taxable income for tax and financial reporting purposes, (3) tax expense attributable to our foreign jurisdictions, (4) changes to the valuation allowance maintained against our deferred tax assets, and (5) discrete tax adjustments such as excess tax expenses or benefits related to stock-based compensation. Our income tax provision is subject to volatility as the amount of excess tax expenses and benefits can fluctuate from period to period based on the price of our stock, the volume of share-based grants settled or vested, and the fair value assigned to equity awards under U.S. GAAP. In addition, changes in tax law or our interpretation thereof, and changes to our valuation allowance could cause us to experience an effective tax rate significantly different from previous periods.

On July 4, 2025, President Trump signed the One Big Beautiful Bill Act ("OBBBA") into law, which extends and modifies various domestic and international business tax framework originally enacted under the Tax Cuts and Jobs Act ("TCJA"). The legislation includes multiple effective dates, with certain provisions taking effect in 2025 and others through 2027. We evaluated the OBBBA and included its impact within our consolidated financial statements. We will continue to evaluate the full impact of these legislative changes as additional supplemental guidance becomes available.

Liquidity and Capital Resources

As of December 31, 2025, we had $1,033.6 million in working capital, which included $186.9 million in cash and cash equivalents and $357.9 million in marketable investments. As of December 31, 2025, we held approximately 11.3% of our cash and cash equivalents in foreign entities.

We believe our current sources of liquidity will be sufficient to meet our liquidity requirements for at least the next 12 months. Our principal liquidity requirements are to fund our operations, expand manufacturing operations which includes, but is not limited to, maintaining sufficient levels of inventory to meet the anticipated demand of our customers, fund research and development activities and fund our capital expenditures. We may also lease or purchase additional facilities to facilitate our growth. For example, during the year ended December 31, 2025, the Company entered into agreements to acquire property in Costa Rica and construct a manufacturing facility and warehouse for the production of medical devices. Refer to Note "5. Balance Sheet Components" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information. We expect to continue to make investments as we launch new products, expand our manufacturing operations and information technology infrastructures and further expand into international markets. We may, however, require or elect to secure additional financing as we continue to execute our business strategy. If we require or elect to raise additional funds, we may do so through equity or debt financing, which may not be available on favorable terms, could result in dilution to our stockholders, and could require us to agree to covenants that limit our operating flexibility.

Share Repurchase Program

On August 5, 2024, the Company's Board of Directors approved a share repurchase authorization in the amount of up to $200.0 million, allowing the Company to repurchase its common stock from time to time at such prices as it deems appropriate through open market purchases, block transactions, privately negotiated transactions, including accelerated share repurchase transactions, or otherwise. The repurchase authorization originally expired on July 31, 2025. Under this authorization, the Company entered into an accelerated share repurchase agreement ("ASR") with JPMorgan Chase Bank, National Association to repurchase $100.0 million of the Company's common stock during the three months ended September 30, 2024. During the three months ended September 30, 2024, the Company repurchased an aggregate of 517,763 shares under the ASR at an aggregate cost of $100.4 million, including legal and financial advisor fees of $0.4 million associated with the repurchase. During the three months ended September 30, 2025 and December 31, 2025, the Company's Board of Directors extended the repurchase authorization for the remaining $100.0 million to December 31, 2025 and December 31, 2026, respectively. As of December 31, 2025, the Company had remaining authority to purchase $100.0 million of its common stock under the share repurchase authorization. Refer to Note "12. Share Repurchase Program" to our consolidated financial statements in Part II, Item 8 of this Form 10-K for more information.

The following table summarizes our cash and cash equivalents, marketable investments and selected working capital data as of December 31, 2025 and December 31, 2024:

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Cash and cash equivalents	$ 186,897	$ 324,404
Marketable investments	357,919	15,727
Accounts receivable, net	190,021	167,668
Accounts payable	34,736	31,326
Accrued liabilities	132,163	112,429
Working capital[1]	1,033,551	792,780

[1] Working capital consists of total current assets less total current liabilities.

The following table sets forth, for the periods indicated, our beginning balance of cash and cash equivalents, net cash flows provided by (used in) operating, investing and financing activities and our ending balance of cash and cash equivalents:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Cash and cash equivalents at beginning of year	$ 324,404	$ 167,486	$ 69,858
Net cash provided by operating activities	238,663	168,481	97,333
Net cash (used in) provided by investing activities	(404,590)	77,624	(16,076)
Net cash provided by (used in) financing activities	26,532	(87,006)	16,203
Effect of foreign exchange rate changes on cash and cash equivalents	1,888	(2,181)	168
Cash and cash equivalents at end of year	186,897	324,404	167,486

Net Cash Provided By Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for certain non-cash items (including depreciation and amortization, stock-based compensation expense, impairment charges, inventory write-offs and write-downs, changes in deferred tax balances, acquired in-process research and development, and the effect of changes in working capital and other activities).

Net cash provided by operating activities was $238.7 million in 2025 and consisted of net income of $177.7 million and non-cash items of $103.7 million offset by net changes in operating assets and liabilities of $42.7 million. The change in operating assets and liabilities includes an increase in inventories of $26.5 million to support our growth, an increase in accounts receivable of $19.5 million, and an increase in prepaid expenses and other current and non-current assets of $12.7 million. This was partially offset by an increase in accrued expenses and other non-current liabilities of $12.9 million and an increase in accounts payable of $3.1 million.

Net cash provided by operating activities was $168.5 million in 2024 and consisted of net income of $14.0 million and non-cash items of $178.2 million offset by net changes in operating assets and liabilities of $23.8 million. The change in operating assets and liabilities includes an increase in inventories of $65.7 million to support our revenue growth, a decrease in accounts receivable of $26.6 million due to timing of invoicing and collections, an increase in accrued expenses and other non-current liabilities of $14.1 million primarily as a result of the growth in our business activities, and an increase in accounts payable of $4.2 million. This was partially offset by an increase in prepaid expenses and other current and non-current assets of $2.9 million.

Net cash provided by operating activities was $97.3 million in 2023 and consisted of net income of $91.0 million and net changes in operating assets and liabilities of $79.1 million offset by non-cash items of $85.5 million. The change in operating assets and liabilities includes an increase in inventories of $67.7 million to support our revenue growth, an increase in prepaid expenses and other current and non-current assets of $18.9 million, and an increase in accounts receivable of $0.3 million. This was partially offset by an increase in accrued expenses and other non-current liabilities of $6.2 million primarily as a result of the growth in our business activities, an increase in accounts payable of $1.1 million, and proceeds of $0.5 million received related to lease incentives from operating leases.

Net Cash (Used In) Provided By Investing Activities

Net cash (used in) provided by investing activities primarily relates to purchases of marketable and non-marketable investments, capital expenditures, payments in connection with asset acquisitions, partially offset by sales of marketable investments and proceeds from maturities of marketable investments.

Net cash used in investing activities was $404.6 million in 2025 and primarily consisted of purchases of marketable investments, net of proceeds from maturities and sales of marketable investments, of $340.9 million and capital expenditures of $63.7 million primarily driven by investments related to the construction of our Costa Rica manufacturing facility.

Net cash provided by investing activities was $77.6 million in 2024 and primarily consisted of proceeds from maturities of marketable investments, net of purchases, of $107.7 million, partially offset by capital expenditures of $21.2 million and non-marketable investments of $10.0 million.

Net cash used in investing activities was $16.1 million in 2023 and primarily consisted of capital expenditures of $15.2 million and cash paid in an asset acquisition of $1.0 million, partially offset by proceeds from maturities of marketable investments, net of purchases, of $0.6 million.

Net Cash Provided By (Used In) Financing Activities

Net cash provided by (used in) financing activities primarily relates to proceeds from issuances of common stock under our employee stock purchase plan and exercises of stock options, partially offset by payments of employee taxes related to vested restricted stock units, payments towards the reduction of our finance lease obligations, and repurchases of our common stock.

Net cash provided by financing activities was $26.5 million in 2025 and primarily consisted of proceeds from the issuance of common stock under our employee stock purchase plan of $16.4 million and proceeds from exercises of stock options of $15.4 million, partially offset by payments of employee taxes related to vested restricted stock units of $2.5 million and payments towards finance leases obligations of $2.5 million.

Net cash used in financing activities was $87.0 million in 2024 and primarily consisted of repurchases of common stock of $100.4 million, including legal and financial advisor fees, payments towards finance leases obligations of $2.3 million, and payments of employee taxes related to vested restricted stock units of $1.5 million. This was partially offset by proceeds from the issuance of common stock under our employee stock purchase plan of $15.3 million and proceeds from exercises of stock options of $1.9 million.

Net cash provided by financing activities was $16.2 million in 2023 and primarily consisted of proceeds from the issuance of stock under our employee stock purchase plan of $14.9 million and proceeds from exercises of stock options of $5.5 million. This was partially offset by $2.1 million of payments of employee taxes related to vested restricted stock units and payments related to finance lease obligations of $2.0 million.

Contractual Obligations and Commitments

In the normal course of business, the Company enters into contracts and commitments that obligate us to make payments in the future. Our contractual obligations consist primarily of: non-cancelable operating and finance leases and purchase commitments. Information regarding our obligations relating to lease arrangements and purchase commitments, as well as amounts recorded for uncertain tax positions, are provided in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K in Note "9. Leases", Note "10. Commitments and Contingencies", and Note "15. Income Taxes", respectively.

Recently Issued Accounting Standards

For information with respect to recently issued accounting standards and the impact of these standards on our consolidated financial statements, refer to Note "2. Summary of Significant Accounting Policies" to our consolidated financial statements in Part II, Item 8 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates and foreign exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes and do not believe we are exposed to material market risk with respect to our cash and cash equivalents and/or our marketable investments.

Interest Rate Risk. We had cash and cash equivalents of $186.9 million as of December 31, 2025, which consisted of funds held primarily in money market funds and general checking and savings accounts. In addition, we had marketable investments of $357.9 million, which consisted primarily of commercial paper and corporate bonds. Our investments are focused on the preservation of capital and principal, supporting our liquidity needs, and longer-term planning to ensure a competitive rate of return. We invest in highly rated securities, while limiting the amount of credit exposure to any one issuer other than the U.S. government. We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. We utilize external investment managers who adhere to the guidelines of our investment policy. A hypothetical 100 basis point change in interest rates would not have a material impact on the value of our cash and cash equivalents or marketable investments.

Foreign Exchange Risk Management. We operate in countries other than the United States, and, therefore, we are exposed to foreign currency risks. We bill most sales outside of the United States in local currencies, primarily in euros, with some sales being denominated in other currencies. When sales or expenses are not denominated in U.S. dollars, a fluctuation in exchange rates could affect our net income. We do not believe our net income would be materially impacted by an immediate 10% adverse change in foreign exchange rates. We do not currently hedge our exposure to foreign currency exchange rate fluctuations; however, we may choose to hedge our exposure in the future.

While our gross margin for the year ended December 31, 2025 was primarily impacted by favorable product mix across our regions and productivity improvements, changes in prices did not have a significant impact on our results of operations for any periods presented on our consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
PENUMBRA, INC.
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Penumbra, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Penumbra, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Product Revenue

As described in Note 2 and 19 to the consolidated financial statements, revenue is primarily comprised of product revenue net of returns, discounts, administration fees and sales rebates. The Company recognizes revenue when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. Revenue from product sales is recognized either on the date of shipment or the date of receipt by the customer, but is deferred for certain transactions when control has not yet transferred. The Company's consolidated product revenue for the year ended December 31, 2025 was $1,403.6 million.

The principal consideration for our determination that performing procedures relating to product revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of product revenue at the consideration amount upon transfer of control to the customer. These procedures also included, among others, (i) evaluating revenue transactions by testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and (ii) testing the completeness and accuracy of certain data provided by management; and (iii) confirming a sample of outstanding customer invoice balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as invoices, proof of shipment or delivery, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 25, 2026

We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Penumbra, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements") of Penumbra, Inc. and subsidiaries (the "Company"). In our opinion, the financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
San Francisco, California
February 22, 2024

We began serving as the Company's auditor in 2008. In 2024, we became the predecessor auditor.

Penumbra, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

		December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	186,897	$	324,404
Marketable investments		357,919		15,727
Accounts receivable, net of allowance for credit losses of $2,350 and $5,638 at December 31, 2025 and 2024, respectively		190,021		167,668
Inventories		431,549		406,737
Prepaid expenses and other current assets		50,298		36,589
Total current assets		1,216,684		951,125
Property and equipment, net		117,436		62,641
Operating lease right-of-use assets		173,587		177,787
Finance lease right-of-use assets		25,972		28,018
Intangible assets, net		6,186		6,513
Goodwill		166,750		165,826
Deferred taxes		79,188		100,332
Other non-current assets		40,716		40,939
Total assets	$	1,826,519	$	1,533,181
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	34,736	$	31,326
Accrued liabilities		132,163		112,429
Current operating lease liabilities		13,841		12,221
Current finance lease liabilities		2,393		2,369
Total current liabilities		183,133		158,345
Non-current operating lease liabilities		182,751		187,068
Non-current finance lease liabilities		20,714		21,731
Other non-current liabilities		12,318		15,106
Total liabilities		398,916		382,250
Commitments and contingencies (Note 10)				
Stockholders' equity:				
Preferred stock, $0.001 par value per share - 5,000,000 shares authorized, none issued and outstanding at December 31, 2025 and December 31, 2024		—		—
Common stock, $0.001 par value per share - 300,000,000 shares authorized, 39,229,670 issued and outstanding at December 31, 2025; 300,000,000 shares authorized, 38,490,836 issued and outstanding at December 31, 2024		39		38
Additional paid-in capital		1,185,525		1,096,732
Accumulated other comprehensive income (loss)		4,348		(5,843)
Retained earnings		237,691		60,004
Total stockholders' equity		1,427,603		1,150,931
Total liabilities and stockholders' equity	$	1,826,519	$	1,533,181

The accompanying notes are an integral part of these consolidated financial statements.

Penumbra, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ 1,403,665	$ 1,194,615	$ 1,058,522
Cost of revenue	461,228	439,620	375,879
Gross profit	942,437	754,995	682,643
Operating expenses:			
Research and development	89,766	94,783	84,423
Sales, general and administrative	663,422	573,988	506,454
Acquired in-process research and development	—	—	18,215
Impairment charge	—	76,945	—
Total operating expenses	753,188	745,716	609,092
Income from operations	189,249	9,279	73,551
Interest and other income	15,876	11,590	6,099
Income before income taxes	205,125	20,869	79,650
Provision for (benefit from) income taxes	27,438	6,857	(11,304)
Net income	$ 177,687	$ 14,012	$ 90,954
Net income per share:			
Basic	$ 4.57	$ 0.36	$ 2.37
Diluted	$ 4.52	$ 0.36	$ 2.32
Weighted average shares outstanding:			
Basic	38,918,493	38,633,744	38,401,171
Diluted	39,291,828	39,268,037	39,216,564

The accompanying notes are an integral part of these consolidated financial statements.

Penumbra, Inc.
Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended December 31,					
	2025		**2024**		**2023**	
Net income	$	177,687	$	14,012	$	90,954
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments, net of tax		9,187		(5,399)		2,031
Net change in unrealized gains on available-for-sale securities, net of tax		1,004		2,707		2,942
Total other comprehensive income (loss), net of tax	$	10,191	$	(2,692)	$	4,973
Comprehensive income	$	187,878	$	11,320	$	95,927

The accompanying notes are an integral part of these consolidated financial statements.

Penumbra, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2022	38,107,977	$ 38	$ 963,040	$ (8,124)	$ 43,904	$ 998,858
Issuance of common stock	426,333	1	5,517	—	—	5,518
Issuance of common stock under employee stock purchase plan	83,799	—	14,896	—	—	14,896
Issuance of common stock in connection with asset acquisition[1]	71,211	—	17,227	—	—	17,227
Shares held for tax withholdings	(7,771)	—	(2,074)	—	—	(2,074)
Stock-based compensation	—	—	48,592	—	—	48,592
Other comprehensive income	—	—	—	4,973	—	4,973
Net income	—	—	—	—	90,954	90,954
Balance at December 31, 2023	38,681,549	$ 39	$ 1,047,198	$ (3,151)	$ 134,858	$ 1,178,944
Issuance of common stock	243,847	—	1,873	—	—	1,873
Issuance of common stock under employee stock purchase plan	89,362	—	15,301	—	—	15,301
Shares held for tax withholdings	(6,159)	—	(1,456)	—	—	(1,456)
Stock-based compensation	—	—	45,597	—	—	45,597
Repurchase of common stock[2]	(517,763)	(1)	(11,781)	—	(88,866)	(100,648)
Other comprehensive loss	—	—	—	(2,692)	—	(2,692)
Net income	—	—	—	—	14,012	14,012
Balance at December 31, 2024	38,490,836	$ 38	$ 1,096,732	$ (5,843)	$ 60,004	$ 1,150,931
Issuance of common stock	672,744	1	15,411	—	—	15,412
Issuance of common stock under employee stock purchase plan	75,165	—	16,407	—	—	16,407
Shares held for tax withholdings	(9,075)	—	(2,546)	—	—	(2,546)
Stock-based compensation	—	—	59,521	—	—	59,521
Other comprehensive income	—	—	—	10,191	—	10,191
Net income	—	—	—	—	177,687	177,687
Balance at December 31, 2025	39,229,670	$ 39	$ 1,185,525	$ 4,348	$ 237,691	$ 1,427,603

[1] Refer to Note "6. Asset Acquisition" for more information on the impact of the asset acquisition during the year ended December 31, 2023.
[2] Refer to Note "12. Share Repurchase Program" for more information on the repurchase of common stock during the year ended December 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

Penumbra, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 177,687	$ 14,012	$ 90,954
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,471	23,702	27,257
Stock-based compensation	59,213	46,164	50,516
Impairment charge	—	76,945	—
Inventory write-offs and write-downs	5,769	43,656	6,198
Deferred taxes	21,034	(16,339)	(19,061)
Acquired in-process research and development	—	—	18,215
Other	205	4,121	2,338
Changes in operating assets and liabilities:			
Accounts receivable	(19,514)	26,597	(266)
Inventories	(26,482)	(65,658)	(67,710)
Prepaid expenses and other current and non-current assets	(12,697)	(2,948)	(18,909)
Accounts payable	3,067	4,172	1,097
Accrued expenses and other non-current liabilities	12,910	14,057	6,221
Proceeds from lease incentives	—	—	483
Net cash provided by operating activities	238,663	168,481	97,333
CASH FLOWS FROM INVESTING ACTIVITIES:			
Asset acquisition, net of cash acquired	—	—	(988)
Purchases of non-marketable investments	—	(10,000)	—
Purchases of marketable investments	(355,737)	(22,910)	(81,940)
Proceeds from sales of marketable investments	1,876	—	—
Proceeds from maturities of marketable investments	13,000	130,616	82,565
Purchases of property and equipment	(63,729)	(21,182)	(15,213)
Other	—	1,100	(500)
Net cash (used in) provided by investing activities	(404,590)	77,624	(16,076)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercises of stock options	15,411	1,873	5,517
Proceeds from issuance of stock under employee stock purchase plan	16,408	15,301	14,896
Payment of employee taxes related to vested common and restricted stock	(2,546)	(1,456)	(2,074)
Payments of finance lease obligations	(2,485)	(2,276)	(1,981)
Repurchase of common stock	—	(100,387)	—
Other	(256)	(61)	(155)
Net cash provided by (used in) financing activities	26,532	(87,006)	16,203
Effect of foreign exchange rate changes on cash and cash equivalents	1,888	(2,181)	168
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(137,507)	156,918	97,628
CASH AND CASH EQUIVALENTS—Beginning of period	324,404	167,486	69,858
CASH AND CASH EQUIVALENTS—End of period	$ 186,897	$ 324,404	$ 167,486
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Right-of-use assets obtained in exchange for operating lease obligations	$ 9,512	$ 2,388	$ 9,339
Right-of-use assets obtained in exchange for finance lease obligations	1,540	464	1,118
Fair value of common stock issued as consideration in connection with an asset acquisition (Note 6)	—	—	17,227
Purchase of property and equipment funded through accounts payable and accrued liabilities	5,290	1,894	1,182
Excise tax accrued on repurchase of common stock	—	256	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

Penumbra, Inc. (the "Company"), the world's leading thrombectomy company, is focused on developing the most innovative technologies for challenging medical conditions such as ischemic stroke, venous thromboembolism such as pulmonary embolism, and acute limb ischemia. The Company's broad portfolio, which includes computer assisted vacuum thrombectomy (CAVT), centers on removing blood clots from head-to-toe with speed, safety and simplicity. The Company focuses on developing, manufacturing and marketing novel products for use by specialist physicians and other healthcare providers to drive improved clinical and health outcomes.

On January 14, 2026, the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement") among the Company, Boston Scientific Corporation, a Delaware corporation ("Parent"), and Pinehurst Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent. See Note "20. Subsequent Events" for more information.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity accounts; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to marketable investments, non-marketable investments, allowances for credit losses, standalone selling prices used to allocate revenue to performance obligations which are not directly observable, the amount of variable consideration included in the transaction price, warranty reserve, valuation of inventories, useful lives of intangible assets and property and equipment, operating and finance lease right-of-use ("ROU") assets and liabilities, income taxes, the fair value of long-lived assets tested for impairment, contingent consideration, potential liabilities related to pending claims and litigation, and other contingencies, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other data. Actual results could differ from those estimates.

Segments

The Company determined its operating segment on the same basis that it uses to evaluate its performance internally. The Company has one business activity: the design, development, manufacturing and marketing of innovative medical products, and operates as one operating segment. The Company's chief operating decision-maker ("CODM"), its Chief Executive Officer, reviews its consolidated operating results for the purpose of allocating resources and evaluating financial performance. Refer to Note "18. Segment Reporting" and Note "19. Revenues" for the Company's segment reporting and entity-wide disclosures, respectively.

Foreign Currency Translation

The Company's consolidated financial statements are prepared in United States Dollars ("USD"). The Company's foreign subsidiaries primarily use their local currency as their functional currency and maintain their records in the local currency. Accordingly, the assets and liabilities of these subsidiaries are translated into USD using the current exchange rates in effect at the balance sheet date and equity accounts are translated into USD using historical rates. Revenues are translated using the exchange rate as of the date of transaction and expenses are translated using the average exchange rates in effect for the year involved. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) in the consolidated balance sheets. Transactions denominated in currencies other than the respective functional currencies are translated at exchange rates as of the date of transaction with foreign currency gains and losses recorded in other expense, net in the consolidated statements of operations. The Company realized net foreign currency transaction losses of $0.3 million for the year ended December 31, 2025 and net foreign currency gains of $0.1 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively.

As the Company's international operations grow, its risks associated with fluctuation in currency rates will become greater, and the Company will continue to reassess its approach to managing this risk. In addition, currency fluctuations or a weakening USD can increase the costs of the Company's international expansion. To date, the Company has not entered into any foreign currency hedging contracts.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, marketable investments (as described in greater detail in this footnote under the header "Cash, Cash Equivalents and Marketable Investments" below) and accounts receivable. The majority of the Company's cash is held by one financial institution in the U.S. in excess of federally insured limits. The Company maintained investments in money market funds that were not federally insured during the year ended December 31, 2025 and held cash in foreign entities of approximately $21.1 million and $25.6 million at December 31, 2025 and 2024, respectively, which was not federally insured.

The Company's revenue has been derived from sales of its products in the United States and international markets. The Company uses both its own salesforce and independent distributors to sell its products. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers, including its distributors, does not require collateral, and maintains allowances for potential credit losses on customer accounts when deemed necessary.

During the years ended December 31, 2025, 2024, and 2023, no customer accounted for greater than 10% of the Company's revenue. During the years ended December 31, 2025 and 2024, no customer accounted for greater than 10% of the Company's receivable balance.

Significant Risks and Uncertainties

The Company is subject to risks common to medical device companies including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, product liability, uncertainty of market acceptance of products and the potential need to obtain additional financing. The Company is dependent on third-party suppliers, in some cases single-source suppliers.

There can be no assurance that the Company's products will continue to be accepted in the marketplace, nor can there be any assurance that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed, if at all.

The Company's products require approval or clearance from the FDA prior to commencing commercial sales in the United States. There can be no assurance that the Company's products will receive all of the required approvals or clearances. Approvals or clearances are also required in foreign jurisdictions in which the Company sells its products. If the Company is denied such approvals or clearances or such approvals or clearances are delayed, it may have a material adverse impact on the Company's results of operations, financial position and liquidity.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities.

Cash, Cash Equivalents and Marketable Investments

The Company invests its cash primarily in highly liquid corporate debt securities, debt instruments of U.S. federal, state and municipal governments, and their agencies, in money market funds, certificate of deposits, and commercial paper. All highly liquid investments with stated maturities of three months or less from the date of purchase are classified as cash equivalents; all highly liquid investments with stated maturities of greater than three months are classified as marketable investments. The majority of the Company's cash and investments are held in U.S. banks.

The Company determines the appropriate classification of its investments in marketable investments at the time of purchase and re-evaluates such designation at each balance sheet date. The Company's marketable investments have been classified and accounted for as available-for-sale. Investments with remaining maturities of more than one year are viewed by the Company as available to support current operations and are classified as current assets under the caption marketable investments in the accompanying consolidated balance sheets. Investments in marketable investments are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). Any realized gains or losses on the sale of marketable investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest and other income (expense), net.

Available-for-Sale Securities

The Company is exposed to credit losses through its investments in available-for-sale securities when the fair value of its investments is less than their amortized cost basis. The Company reviews each available-for-sale security in an unrealized position held in its portfolio to determine whether the decline in fair value below its amortized cost basis is the result of credit losses or other factors. An allowance for credit losses is to be recorded as a charge to net income in an amount equal to the difference between the impaired security's amortized cost basis and the amount expected to be collected over the lifetime of security, limited by the amount that the fair value is less than its amortized cost basis. Any remaining difference between its amortized cost basis and fair value is deemed not to be due to expected credit losses and is recorded as a component of accumulated other comprehensive income (loss). The Company's review of its securities in an unrealized loss position considers several factors to determine if an expected credit loss is present including the discounted present value of expected cash flows of the security, the capacity to hold a security or sell a security before recovery of the decline in amortized cost, the credit rating of the security and forecasted and historical factors that affect the value of the security.

During the years ended December 31, 2025, 2024 and 2023, the Company reviewed its available-for-sale securities in an unrealized loss position and concluded that the decline in fair value was not related to credit losses and is recoverable. Accordingly, no allowance for credit losses was recorded and instead the unrealized losses are reported as a component of accumulated other comprehensive income (loss).

Accounts Receivable

Accounts receivables consists primarily of trade receivables from customers. Accounts receivable are measured at amortized cost less the allowance for credit losses. The Company measures expected credit losses for its accounts receivables utilizing a loss-rate approach. The allowance for expected credit losses assessment requires a degree of estimation and judgment. The expected loss-rate is calculated by utilizing historical credit losses incurred as a percentage of the Company's historical accounts receivable balances, pooled by customers with similar geographic credit risk characteristics. The loss-rate is adjusted for management's expectations regarding current conditions and forecasts about future conditions which impact expected credit losses. The Company considers factors such as customers credit risk, geographic related risks and economic conditions that may affect a customer's credit quality classification.

Inventories

Inventories are stated at the lower of cost (determined under the first-in first-out method) or net realizable value. Write-downs are provided for raw materials, components or finished goods that are determined to be excessive or obsolete. The Company regularly reviews inventory quantities in consideration of actual loss experience, projected future demand and remaining shelf life to record a provision for excess and obsolete inventory when appropriate. As a result of these evaluations, the Company recognized total write-offs and write-downs of $5.8 million, $43.7 million, and $6.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. During the year ended December 31, 2024, the Company recorded a $33.4 million charge to cost of revenue in the consolidated statements of operations for the write-down of immersive healthcare inventory to net realizable value. Refer to Note "4. Exit of Immersive Healthcare Business" for more details.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life. Machinery and equipment and furniture and fixtures are depreciated over a five to fifteen year period and computers and software are depreciated over two to seven years. Upon retirement or sale, the cost and the related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to consolidated statements of operations as incurred. Costs incurred for assets under construction, including related payments, are capitalized as construction in progress until the assets are placed in service, upon which depreciation begins.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such an event occurs, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the related asset group's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset. The Company reviewed long-lived assets for impairment and determined there were no indicators of impairment during the years ended December 31, 2025 or 2023. As a result, no impairment charge was recognized. During the year ended December 31, 2024, the Company recorded an impairment charge of $76.9 million related to the Company's immersive healthcare asset group. Refer to Note "4. Exit of Immersive Healthcare Business" for more details.

Loss Contingencies

The Company is subject to certain legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of its business. The Company reviews the status of each significant matter quarterly and assesses its potential financial exposure. If the potential loss from a claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company records a liability and an expense for the estimated loss and discloses it in the Company's financial statements if it is material. If the Company determines that a loss is possible and the range of the loss can be reasonably determined, the Company does not record a liability or an expense but the Company discloses the range of the possible loss. The Company bases its judgments on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to its pending claims and litigation and may revise its estimates. Any revision of the Company's estimates of potential liability could have a material impact on its financial position and operating results.

Intangible Assets

Intangible assets primarily consist of developed technology, purchased rights to licensed technology, customer relationships, and trade secrets and processes.

Indefinite-lived intangible assets are tested for impairment at least annually, in the fourth quarter, or more frequently if events or circumstances indicate that it is more likely than not that the asset is impaired. In conducting the annual impairment test for its indefinite-lived intangible assets, the Company may first perform a qualitative assessment to determine whether it is more likely than not (i.e. greater than 50% likelihood) that an indefinite-lived intangible asset is impaired. In accordance with the authoritative guidance, the Company may elect to bypass the qualitative assessment and proceed directly to the quantitative test to compare the fair value of the indefinite-lived intangible asset to the carrying amount. If the fair value of the asset is less than the carrying amount, an impairment loss would be recognized in an amount equal to the difference between the carrying amount and the fair value.

The fair value of in-process research and development asset ("IPR&D") projects acquired in a business combination are capitalized and accounted for as indefinite-lived intangible assets until the underlying project is completed, at which point the intangible asset will be accounted for as a finite-lived intangible asset. If a project is abandoned prior to completion, the carrying value of the IPR&D asset is written off. IPR&D acquired in an asset acquisition for use in research and development activities with no alternative future use are expensed in the consolidated statements of operations on the acquisition date.

Finite-lived intangible assets are amortized over the estimated economic useful lives of the assets, which is the period during which expected cash flows support the fair value of such intangible assets. The Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be recoverable. If such an event occurs, the Company determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the related asset group's carrying value. If an asset is considered impaired, the asset will be written down to the determined fair value based on discounted cash flows. The Company also periodically reviews the useful lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the underlying intangible asset. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase. Refer to Notes "4. Exit of Immersive Healthcare Business", "6. Asset Acquisition" and "7. Intangible Assets" for more information.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business or assets over the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually on October 31, or more frequently if events or circumstances indicate the carrying value may no longer be recoverable and that an impairment loss may have occurred. The Company operates as one segment, which is considered to be the sole reporting unit, and therefore goodwill is tested for impairment at the consolidated level.

The authoritative guidance allows an entity to assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If an entity determines that as a result of the qualitative assessment that it is more likely than not (i.e. greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, then the quantitative test is required. Otherwise, no further testing is required. The quantitative goodwill impairment test requires the Company to estimate and compare the fair value of its reporting unit with its carrying value.

Application of the goodwill impairment test requires judgments, including: identification of the reporting units, assigning goodwill to reporting units, a qualitative assessment to determine whether there are any impairment indicators, and determining the fair value of each reporting unit. Qualitative factors may include, but are not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for the Company's products and services, regulatory and political developments, cost factors, and entity specific factors such as strategies, overall financial performance (both current and projected) and market capitalization. In the fourth quarter of 2025, 2024 and 2023, the Company performed qualitative assessments for goodwill impairment and determined there were no indicators of impairment. As a result, no impairment charge was recognized. Refer to Note "8. Goodwill" for more information.

Revenue Recognition

Revenue is primarily comprised of product revenue net of returns, discounts, administration fees and sales rebates. Under ASC 606, the Company recognizes revenue when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue from product sales is recognized either on the date of shipment or the date of receipt by the customer, but is deferred for certain transactions when control has not yet transferred. With respect to products that the Company consigns to hospitals, which primarily consist of coils, the Company recognizes revenue at the time hospitals utilize products in a procedure.

Certain arrangements with customers contain multiple performance obligations. For these contracts, each promise is evaluated to determine if it is a performance obligation. The Company considers a number of factors when determining whether a promise is a contractual performance obligation, including whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer or whether the goods or services are highly interdependent. Revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells the products or services. If a standalone selling price is not directly observable, then the Company estimates the standalone selling prices considering entity-specific factors including, but not limited to, the expected cost and margin of the products and services, geographies, and other market conditions. The use of alternative estimates could result in a different amount of revenue deferral.

Deferred revenue represents amounts that the Company has already invoiced and are ultimately expected to be recognized as revenue, but for which not all revenue recognition criteria have been met. Refer to Note "19. Revenues" for more information about the Company's revenue.

Revenue is recorded at the net sales price, which includes estimates of variable consideration such as product returns utilizing historical return rates, rebates, discounts, and other adjustments to net revenue. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price. Variable consideration is included in revenue only to the extent that it is probable that a significant reversal of the revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company's terms and conditions permit product returns and exchanges. The Company bases its estimates for sales returns on actual historical returns and they are recorded as reductions in revenue at the time of sale. Upon recognition, the Company reduces revenue and cost of revenue for the estimated return. Return rates can fluctuate over time, but are sufficiently predictable to allow the Company to estimate expected future product returns.

For more information and disclosures on the Company's revenue, refer to Note "19. Revenues."

Research and Development ("R&D") Costs

R&D costs primarily consist of product development, clinical and regulatory expenses, materials, depreciation and other costs associated with the development of the Company's products. R&D costs also include related personnel and consultants' salaries, benefits and related costs, including stock-based compensation. The Company expenses R&D costs as they are incurred.

The Company's clinical trial accruals are based on estimates of patient enrollment and related costs at clinical investigator sites. The Company estimates preclinical and clinical trial expenses based on the services performed pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on its behalf. In accruing service fees, the Company estimates the time period over which services will be performed and the level of patient enrollment and activity expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the receipt of the related services are recorded as prepaid expenses until the services are rendered.

Internal Use Software

The Company capitalizes certain costs incurred for the development of computer software for internal use. These costs generally relate to third-party software. The Company capitalizes these costs when it is determined that it is probable that the project will be completed and the software will be used to perform the function intended, and the preliminary project stage is completed. Capitalized internal use software development costs are included in Property and equipment, net within the consolidated balance sheets.

Capitalized internal use software is amortized on a straight-line basis over its estimated useful life. For software that supported our immersive healthcare business until the year ended December 31, 2024, the amortization expense was recorded in cost of revenue within the consolidated statements of operations. Refer to Note "4. Exit of Immersive Healthcare Business" for more details. Costs related to the preliminary project stage, post-implementation, training and maintenance are expensed as incurred.

Cloud Computing Arrangements

The Company capitalizes certain implementation costs incurred in agreements that qualify as cloud computing arrangements. The cost expenditures for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor are capitalized and are recorded in prepaid expenses and other current assets and other non-current assets in our consolidated balance sheets. Such costs are amortized over the life of the related cloud computing arrangement.

Advertising Costs

Advertising costs are included in sales, general and administrative expenses and are expensed as incurred. Advertising costs were $3.2 million, $1.6 million and $1.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock-Based Compensation

Stock-based compensation expense is associated with restricted stock units ("RSUs"), RSUs with performance conditions ("PSUs"), stock options, and the Company's Employee Stock Purchase Plan ("ESPP").

The Company recognizes the cost of stock-based compensation in the financial statements based upon fair value. The fair value of RSU awards is determined based on the number of units granted and the closing price of the Company's common stock as of the grant date. The fair value of each purchase under the ESPP is estimated at the beginning of the offering period using the Black-Scholes option pricing model. The fair value of stock options is determined as of the grant date using the Black-Scholes option pricing model. The Company's determination of the fair value of equity-settled awards is impacted by the price of the Company's common stock as well as changes in assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected term that awards will remain outstanding, expected common stock price volatility over the term of the awards, risk-free interest rates and expected dividends.

The fair value of an award is recognized over the requisite service period (usually the vesting period) on a straight-line basis for non-performance based awards. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To the extent actual forfeiture results differ from the estimates, the difference is recorded as a cumulative adjustment in the period forfeiture estimates are revised. No compensation cost is recorded for awards that do not vest.

The Company grants certain PSUs to senior management for which vesting is contingent on the achievement of financial performance targets and continued service. The number of shares awarded is based on the actual performance during the performance period compared to the performance targets and the closing price of the Company's common stock on the date of grant. Additionally, from time to time the Company grants PSUs to sales employees for which vesting is contingent on the achievement of sales performance targets and continued service. Certain PSUs granted to sales employees have a fixed monetary amount, that will be settled in a variable number of shares and are accounted for as liability-classified awards prior to the number of shares being determined and issued. Once the number of shares is determined and the awards are issued, the awards become equity-classified and the corresponding liability is reclassified from accrued liabilities to additional paid-in capital on the consolidated balance sheets.

When the performance targets are probable of being achieved, stock-based compensation costs associated with PSUs are recognized on a graded vesting basis over its requisite service period. Graded vesting results in more accelerated expense recognition compared to traditional time-based vesting over the same vesting period. Each reporting period, the Company monitors the probability of achieving the performance targets and may adjust periodic stock-based compensation expense based on its determination of the likelihood of achieving these performance targets and the estimated number of shares or value of common stock that will vest.

The Company accounts for stock-based compensation issued to non-employees by recognizing the fair value of non-employee awards over the requisite service period (usually the vesting period) on a straight-line basis. Therefore, equity instruments issued to non-employees are recorded at their fair value on the grant date in the same manner as employee awards. The fair value of these equity instruments is expensed over the service period.

Estimates of the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, are affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value of the award and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. Refer to Note "11. Stockholders' Equity" for more information about the assumptions used in the Black-Scholes option pricing model.

Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby deferred tax asset ("DTA") and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce the net DTAs to their estimated realizable value. The Company evaluates the likelihood of future realization of its deferred tax assets based on all available evidence and establishes a valuation allowance to reduce deferred tax assets when it is more likely than not that they will not be realized or releases a valuation allowance to increase deferred tax assets when it is more likely than not that they will be realized.

The calculation of the Company's current provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, interpretation of current tax laws and possible outcomes of future tax audits. The Company has established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although the Company believes its estimates, assumptions and judgments to be reasonable, any changes in tax law or its interpretation of tax laws and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in the Company's consolidated financial statements.

The calculation of the Company's DTA balance involves the use of estimates, assumptions and judgments while taking into account estimates of the amounts and type of future taxable income. Actual future operating results and the underlying amount and type of income could differ materially from the Company's estimates, assumptions and judgments thereby impacting the Company's financial position and results of operations.

The Company follows the guidance relating to accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company's income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

The Company includes interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of operations.

Comprehensive Income

Comprehensive income consists of net income, unrealized gains or losses on available-for-sale investments and the effects of foreign currency translation adjustments. The Company presents comprehensive income and its components in the consolidated statements of comprehensive income.

Net Income Per Share of Common Stock

The Company's basic net income per share is calculated by dividing the net income by the weighted average number of shares of common stock outstanding for the period. The diluted net income per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, potentially dilutive securities consist primarily of stock options, share purchase rights under the ESPP, unvested RSUs, and unvested PSUs once the performance conditions have been achieved.

Leases

The Company determines if an arrangement is a lease at inception. In addition, the Company determines whether leases meet the classification criteria of a finance or operating lease at the lease commencement date considering: (1) whether the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, (2) whether the lease contains a bargain purchase option, (3) whether the lease term is for a major part of the remaining economic life of the underlying asset, (4) whether the present value of the sum of the lease payments and residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset, and (5) whether the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. As of December 31, 2025, the Company's lease population consisted of operating and finance real estate, equipment and vehicle leases.

Operating leases are included in operating lease right-of-use assets, current operating lease liabilities, and non-current operating lease liabilities in our consolidated balance sheet. Finance leases are included in finance lease right-of-use assets, current finance lease liabilities, and non-current finance lease liabilities in our consolidated balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses its incremental borrowing rate which requires management's judgment as the rate implicit in the lease is generally not readily determinable. The determination of the Company's incremental borrowing rate requires management judgment, including the development of a synthetic credit rating and cost of debt as the Company currently does not carry any debt. The operating lease ROU assets also include adjustments for prepayments, accrued lease payments and are reduced by lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Operating lease cost is recognized on a straight-line basis over the expected lease term. Finance lease cost is recognized as depreciation expense on a straight-line basis over the expected lease term and interest expense using the accelerated interest method of recognition. Lease agreements that include lease and non-lease components are accounted for as a single lease component. Lease agreements with a non-cancelable term of less than 12 months are not recorded on the Company's consolidated balance sheet. For more information about the Company's leases, refer to Note "9. Leases."

Share Repurchases

Shares of our common stock repurchased pursuant to our repurchase program are retired. The par value of repurchased shares is deducted from common stock and the excess repurchase price over par value, as well as the portion due for excise taxes, is allocated to retained earnings on the consolidated balance sheets.

Recent Accounting Guidance

Recently Adopted Accounting Standards

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes— Improvements to Income Tax Disclosures. It requires expanded tax disclosures, including specified categories and disaggregation of information in the rate reconciliation and income taxes paid. This new requirement is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the financial statements. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. See Note "15. Income Taxes" for additional information.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU No. 2024-03 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard enhances disclosures by requiring disaggregated disclosures of an entity's income statement expense captions. Public business entities are required to disaggregate expense captions into specified categories within the footnotes to the financial statements. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The standard is required to be applied on a prospective basis, with the option for retrospective application. Early adoption is permitted. The Company is evaluating the impact the new guidance will have on the disclosures within its consolidated financial statements and does not elect to early adopt as of December 31, 2025.

In September 2025, the FASB issued ASU No. 2025-06 Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The standard removes references to software development project stages and requires that capitalization of software costs begin once management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. Entities are required to consider whether there is significant uncertainty associated with a project when evaluating whether it is probable the project will be completed. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. Entities are permitted to apply the new guidance using a prospective, retrospective or modified transition approach. The Company does not expect that adoption will have a material impact on its consolidated financial statements.

3. Investments and Fair Value of Financial Instruments

Marketable and Non-Marketable Investments

The Company's marketable and non-marketable investments have been classified and accounted for as available-for-sale. The Company's marketable and non-marketable investments as of December 31, 2025 and 2024 were as follows (in thousands):

| | December 31, 2025 | | | | |
| | | Securities with net gains or losses in accumulated other comprehensive income (loss) | | | |
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Loss	Fair Value
Marketable investments:					
Commercial paper	$ 178,584	$ 30	$ (2)	$ —	$ 178,612
Certificate of Deposit	8,374	4	—	—	8,378
U.S. treasury	2,801	—	(1)	—	2,800
Corporate bonds	168,046	143	(60)	—	168,129
Total	357,805	177	(63)	—	357,919
Non-marketable investments:					
Non-marketable debt securities	10,000	3,761	—	—	13,761
Total	10,000	3,761	—	—	13,761
Total	$ 367,805	$ 3,938	$ (63)	$ —	$ 371,680

| | December 31, 2024 | | | | |
| | | Securities with net gains or losses in accumulated other comprehensive income (loss) | | | |
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Loss	Fair Value
Marketable investments:					
U.S. treasury	$ 15,744	$ 3	$ (20)	$ —	$ 15,727
Total	15,744	3	(20)	—	15,727
Non-marketable investments:					
Non-marketable debt securities	10,000	2,850	—	—	12,850
Total	10,000	2,850	—	—	12,850
Total	$ 25,744	$ 2,853	$ (20)	$ —	$ 28,577

As of December 31, 2025, the total amortized cost basis of the Company's available-for-sale debt securities, excluding non-marketable debt securities, in an unrealized loss position exceeded its fair value by $0.1 million. The Company reviewed its available-for-sale securities in an unrealized loss position and concluded that the decline in fair value was not related to credit losses and is recoverable. During the year ended December 31, 2025, no allowance for credit losses was recorded and instead the unrealized losses are reported as a component of accumulated other comprehensive income.

The following tables present the gross unrealized losses and the fair value for those marketable investments that were in an unrealized loss position for less than and more than twelve months as of December 31, 2025 and 2024 (in thousands):

	\$	December 31, 2025							
	Less than 12 months		More than 12 months		Total				
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses			
Marketable investments:									
Commercial paper	\$ 37,855	\$ (2)	\$ —	\$ —	\$ 37,855	\$ (2)			
Certificate of deposit	—	—	—	—	—	—			
U.S. treasury	—	—	1,400	(1)	1,400	(1)			
Corporate bonds	48,817	(60)	—	—	48,817	(60)			
Total	\$ 86,672	\$ (62)	\$ 1,400	\$ (1)	\$ 88,072	\$ (63)			

	December 31, 2024								
	Less than 12 months		More than 12 months		Total				
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses			
Marketable investments:									
U.S. treasury	\$ 2,787	\$ (19)	\$ 2,987	\$ (1)	\$ 5,774	\$ (20)			
Total	\$ 2,787	\$ (19)	\$ 2,987	\$ (1)	\$ 5,774	\$ (20)			

The contractual maturities of the Company's marketable investments as of December 31, 2025 were as follows (in thousands):

	December 31, 2025	
Marketable Investments	Amortized Cost	Fair Value
Due in one year	\$ 208,272	\$ 208,315
Due in one to five years	149,533	149,604
Total	\$ 357,805	\$ 357,919

Non-Marketable Investments

During the three months ended March 31, 2024, the Company completed a strategic investment in a privately held company. Under the terms of the investment, the Company paid $10.0 million in exchange for shares of Series B preferred stock which represented an immaterial investment in the outstanding equity securities of the privately held company. The Company determined that the investment did not meet the criteria to be accounted for as an equity method investment under ASC 323. The investment was accounted for as an available-for-sale debt security in accordance with ASC 320 as the preferred stock contains a contingent redemption feature at the Company's option. The investment is included in other non-current assets on the consolidated balance sheet and changes in fair value are recorded in total other comprehensive income (loss), net of tax.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company classifies its cash equivalents and marketable investments within Level 1 and Level 2, as it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs. The Company classifies its non-marketable investments in preferred stock in privately held companies within Level 3 due to the lack of observable inputs.

The Company determined the fair value of its Level 1 financial instruments, which are traded in active markets, using quoted market prices for identical instruments.

Marketable investments classified within Level 2 of the fair value hierarchy are valued based on other observable inputs, including broker or dealer quotations or alternative pricing sources. When quoted prices in active markets for identical assets or liabilities are not available, the Company relies on non-binding quotes from its investment managers, which are based on proprietary valuation models of independent pricing services. These models generally use inputs such as observable market data, quoted market prices for similar instruments, historical pricing trends of a security as relative to its peers. To validate the fair value determination provided by its investment managers, the Company reviews the pricing movement in the context of overall market trends and trading information from its investment managers. In addition, the Company assesses the inputs and methods used in determining the fair value in order to determine the classification of securities in the fair value hierarchy.

Non-marketable investments classified within Level 3 of the fair value hierarchy are valued based on unobservable inputs that are supported by little or no market activity. Current financial information of private companies may not be available and consequently the Company estimates the fair value using inputs that are based on the best available information at the measurement date. Key inputs may include the most recent financial information, financial projections, and financing transactions available for the investee and other quantitative and qualitative factors. Additionally, based on the timing, volume, and other characteristics of the available information, the Company may supplement this information by using one or more valuation techniques, including market and income approaches.

The following table summarizes the changes in fair value of our Level 3 non-marketable debt securities for the year ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,			
	2025		2024	
Balance, beginning of the period	$	12,850	$	—
Total gains included in other comprehensive income (loss)		911		2,850
Purchases		—		10,000
Balance, end of the period	$	13,761	$	12,850

The Company did not hold any Level 3 marketable investments as of December 31, 2025 or December 31, 2024. During the year ended December 31, 2025 and 2024, the Company did not have any transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy for marketable or non-marketable investments. Additionally, the Company did not have any financial assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2025 and 2024.

The following tables set forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy (in thousands):

	As of December 31, 2025			
	Level 1	Level 2	Level 3	Fair Value
Financial Assets				
Cash equivalents:				
Money market funds	$ 96,681	$ —	$ —	$ 96,681
Marketable investments:				
Commercial paper	—	178,612	—	178,612
Certificate of deposit	—	8,378	—	8,378
U.S. treasury	2,800	—	—	2,800
Corporate bonds	—	168,129	—	168,129
Non-marketable investments				
Non-marketable investments	—	—	13,761	13,761
Total	$ 99,481	$ 355,119	$ 13,761	$ 468,361

	As of December 31, 2024			
	Level 1	Level 2	Level 3	Fair Value
Financial Assets				
Cash equivalents:				
Commercial paper	$ —	$ 139,271	$ —	$ 139,271
Certificate of deposit	—	15,995	—	15,995
U.S agency securities	—	3,369	—	3,369
Money market funds	68,133	—	—	68,133
U.S. treasury	23,497	—	—	23,497
Marketable investments:				
U.S. treasury	15,727	—	—	15,727
Non-marketable investments				
Non-marketable investments	—	—	12,850	12,850
Total	$ 107,357	$ 158,635	$ 12,850	$ 278,842

4. Exit of Immersive Healthcare Business

During the year ended December 31, 2024, the Company made the decision to wind down and exit its immersive healthcare business. There were no costs incurred associated with this decision during the year ended December 31, 2025. The following table details the costs incurred during the year ended December 31, 2024, associated with this decision (in thousands):

	Year Ended December 31, 2024
Cost of revenue	$ 33,362
Impairment charge	76,945
Severance and other associated costs	4,971
Total	$ 115,278

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year ended December 31, 2025, there were no events or circumstances that indicated the need to test for impairment and as such there was no impairment charge recorded during the period.

During the three months ended June 30, 2024, the Company made the strategic decision to explore alternative avenues for its immersive healthcare business; as a consequence to this decision, the Company tested the immersive healthcare asset group's long-lived assets for impairment. Prior to the three months ended June 30, 2024, there were no events or circumstances that indicated the need to test for impairment.

The immersive healthcare asset group included substantially all the assets and liabilities associated with the immersive healthcare business, which primarily consisted of finite-lived developed technology intangible assets, inventory, and property and equipment associated with the developed technology. Prior to performing a recoverability test for the asset group, the Company recorded a $33.4 million charge to cost of revenue during the three months ended June 30, 2024 for the write-down of immersive healthcare inventory to net realizable value.

The Company then performed a recoverability test for the asset group, comparing the carrying amount of the asset group to the sum of its estimated undiscounted future cash flows. The carrying amount of the asset group was determined to be not recoverable, as it exceeded the undiscounted future cash flows.

Accordingly, the Company measured the impairment loss by calculating the excess of the asset group's carrying amount over its fair value. The fair value of the asset group was determined using a discounted cash flow approach, which required the use of significant judgment, including the timing and weighting placed on potential outcomes for the immersive healthcare business. The Company concluded that it was more likely than not that the immersive healthcare business would be sold or otherwise disposed of significantly before the end of the previously estimated useful lives of the long-lived assets that support the business. As a result of this assessment, the Company estimated that the fair value of the asset group was zero and the Company recorded a pre-tax impairment charge of $76.9 million during the three months ended June 30, 2024, which was comprised of $58.9 million in finite-lived intangible assets and $18.0 million in property and equipment.

During the third quarter of 2024, the Company made the decision to wind down and exit its immersive healthcare business. As a result, during the three and nine months ended September 30, 2024, the Company incurred $5.0 million in restructuring and related charges for severance and other associated costs related to the wind down of the immersive healthcare business. These costs were included in research and development and sales, general and administrative within the consolidated statements of operations. During the fourth quarter of 2024, all payments related to the wind down of the immersive healthcare business were fully paid. During the year ended December 31, 2025, there were no restructuring and related charges for severance and other associated costs related to the wind down of the immersive healthcare business and no amounts remained unpaid as of December 31, 2025.

5. Balance Sheet Components

Accounts Receivable, Net

The Company's allowance for credit losses related to accounts receivable balances was comprised of the following (in thousands):

	Balance At Beginning Of Year		Write-offs		Provision for (Benefit from) Expected Credit Losses		Recoveries		Balance At End Of Year
For the year ended:									
December 31, 2023	$	862	$	—	$	2,307	$	—	$	3,169
December 31, 2024		3,169		—		2,469		—		5,638
December 31, 2025	$	5,638	$	(3,656)	$	368	$	—	$	2,350

Inventories

The components of inventories consisted of the following (in thousands):

	December 31,	
	2025	2024
Raw materials	$ 117,101	$ 133,967
Work in process	46,275	35,713
Finished goods	268,173	237,057
Inventories	$ 431,549	$ 406,737

During the year ended December 31 2024, the Company recorded a $33.4 million charge to cost of revenue in the consolidated statements of operations for the write-down of immersive healthcare inventory to net realizable value. Refer to Note "4. Exit of Immersive Healthcare Business" for more details. During the year ended December 31, 2025, there were no additional write-downs of immersive healthcare inventory.

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,	
	2025	2024
Machinery and equipment	$ 60,647	$ 52,045
Furniture and fixtures	19,017	19,029
Leasehold improvements	37,397	36,687
Software	5,943	5,682
Computers	13,395	19,913
Construction in progress	57,693	3,781
Total property and equipment	194,092	137,137
Less: Accumulated depreciation and amortization	(76,656)	(74,496)
Property and equipment, net	$ 117,436	$ 62,641

Depreciation and amortization expense, excluding intangible assets and software, was $13.0 million, $13.2 million and $11.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. Software amortization expense was $0.2 million, $1.5 million and $2.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company had accumulated software amortization of $5.3 million and $5.0 million for the years ended December 31, 2025 and 2024, respectively.

Acquisition of Property

The Company entered into agreements to acquire property in Costa Rica and construct a manufacturing facility and warehouse, totaling approximately 330,000 square feet, for the production of medical devices. The total capital project is expected to cost approximately $58 million. During the year ended December 31, 2025, the Company made payments of $37.3 million related to the Costa Rica capital project. In accordance with ASC 360, the Company capitalized these payments within property and equipment, net, in the consolidated balance sheets, as they represent costs directly attributable to acquiring the assets and preparing them for their intended use, including the cost of land, construction work performed, and capitalizable advance payments.

Accrued Liabilities

The following table shows the components of accrued liabilities as of December 31, 2025 and 2024 (in thousands):

| | December 31, | |
	2025	2024
Payroll and employee-related expenses	$ 85,396	$ 74,201
Accrued expenses	12,804	13,982
Other accrued liabilities	33,963	24,246
Total accrued liabilities	$ 132,163	$ 112,429

The following table shows the changes in the Company's estimated product warranty accrual, included in accrued liabilities, as of December 31, 2025, 2024 and 2023 (in thousands):

| | December 31, | | |
	2025	2024	2023
Balance at the beginning of the year	$ 2,033	$ 5,755	$ 5,370
Accruals of warranties issued, net	2,553	(1,923)	1,865
Settlements of warranty claims	(2,112)	(1,799)	(1,480)
Balance at the end of the year	$ 2,474	$ 2,033	$ 5,755

6. Asset Acquisition

On September 29, 2023 (the "Asset Acquisition Closing Date"), the Company acquired IPR&D in an asset acquisition. IPR&D acquired in an asset acquisition is recorded using the cost accumulation model and is immediately expensed if there is no alternative future use at the time of acquisition. On the Asset Acquisition Closing Date, the Company recorded an $18.2 million charge to acquired IPR&D expense in the consolidated statements of operations as the IPR&D had no alternative future use.

The total consideration transferred was allocated to the non-monetary assets acquired and liabilities assumed using the cost accumulation model based on their relative fair value. The following table summarizes the Asset Acquisition Closing Date fair value of the consideration transferred (in thousands):

Fair value of common stock consideration[1]	$ 17,227
Payment of certain acquiree transaction costs and other liabilities on behalf of acquiree[2]	1,001
Total purchase price	$ 18,228

[1] The fair value of the 71,211 shares of common stock issued as part of consideration transferred was determined based on the Asset Acquisition Closing Date market price of the Company's common stock of $241.91.

[2] Transaction costs and other pre-existing liabilities paid on behalf of the acquiree as part of the consideration transferred for the IPR&D are presented in the investing activities section of the consolidated statements of cash flows.

7. Intangible Assets

The following table presents details of the Company's acquired intangible assets as of December 31, 2025 and 2024 (in thousands):

As of December 31, 2025	Gross Carrying Amount	Accumulated Amortization	Net
Finite-lived intangible assets:			
Customer relationships	$ 6,999	$ (3,966)	$ 3,033
Trade secrets and processes	5,256	(2,103)	3,153
Total intangible assets	$ 12,255	$ (6,069)	$ 6,186

During the year ended December 31, 2025, the Company disposed of intangible assets related to its immersive healthcare business that had been previously impaired during the year ended December 31, 2024, resulting in the write-off of developed technology and the corresponding accumulated amortization of $83.3 million.

As of December 31, 2024	Gross Carrying Amount	Accumulated Amortization	Net
Finite-lived intangible assets:			
Developed technology	$ 83,289	$ (83,289)	$ —
Customer relationships	6,192	(3,095)	3,097
Trade secrets and processes	5,256	(1,840)	3,416
Total intangible assets	$ 94,737	$ (88,224)	$ 6,513

During the year ended December 31, 2024, the Company recorded an impairment of developed technology charge of $58.9 million included within accumulated amortization in the table above. Refer to Note "4. Exit of Immersive Healthcare Business" for more details.

The gross carrying amount and accumulated amortization of the customer relationships are the only intangible assets subject to foreign currency translation effects. The Company's $5.3 million trade secrets and processes intangible asset was recognized in connection with a royalty buyout agreement in 2018.

The following table presents the amortization recorded related to the Company's finite-lived intangible assets for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 263	$ 263	$ 263
Sales, general and administrative[1]	449	5,188	9,949
Total	$ 712	$ 5,451	$ 10,212

_____

[1]This does not include the impairment charge of $58.9 million related to the Company's immersive healthcare developed technology during the three months ended June 30, 2024. Refer to Note "4. Exit of Immersive Healthcare Business" for more information.

As of December 31, 2025, expected amortization expense for the unamortized acquired intangible assets for the next five years and thereafter is as follows (in thousands):

	Amortization Expense
2026	$ 729
2027	729
2028	729
2029	729
2030	729
Thereafter	2,541
Total amortization	$ 6,186

8. Goodwill

The following table presents the changes in goodwill during the year ended December 31, 2025 (in thousands):

	Total Company
Balance as of December 31, 2024	$ 165,826
Foreign currency translation adjustments	924
Balance as of December 31, 2025	$ 166,750

Goodwill Impairment Review

The Company reviews goodwill for impairment annually on October 31, or more frequently if events or circumstances indicate that an impairment loss may have occurred. The Company operates as one segment, which is the sole reporting unit of the Company, and therefore goodwill is tested for impairment at the consolidated level. Accordingly, when assessing whether an impairment test is required more frequently than on its annual testing date, the Company considers whether events or circumstances have taken place that indicate it is more likely than not that the Company's enterprise fair value is less than the carrying amount of its one reporting unit, including goodwill. During the fourth quarter of 2025, 2024 and 2023, the Company reviewed goodwill for impairment and determined there were no indicators of impairment.

9. Leases

As of December 31, 2025, 2024 and 2023, the Company's contracts that contained a lease consisted of real estate, equipment and vehicle leases.

The Company leases real estate for office and warehouse space under non-cancelable operating and finance leases that expire at various dates through 2036, subject to the Company's option to renew certain leases for an additional five to fifteen years. The Company also leases other equipment and vehicles primarily under non-cancelable operating and finance leases that expire at various dates through 2030.

The following table presents the components of the Company's lease cost, lease term and discount rate during the years ended December 31, 2025, 2024 and 2023 (in thousands, except years and percentages):

	Year Ended December 31,		
	2025	2024	2023
Lease Cost			
Operating lease cost	$ 24,087	$ 23,541	$ 22,955
Finance lease cost:			
Amortization of right-of-use assets	3,581	3,539	3,350
Interest on lease liabilities	1,281	1,340	1,375
Variable lease cost[1]	11,389	11,222	10,835
Total lease costs	$ 40,338	$ 39,642	$ 38,515
Weighted Average Remaining Lease Term			
Operating leases	10.5 years	11.6 years	12.5 years
Finance leases	8.5 years	9.5 years	10.3 years
Weighted Average Discount Rate			
Operating leases	5.18 %	5.09 %	5.07 %
Finance leases	5.50 %	5.42 %	5.37 %

[1] Variable lease costs represent payments that are dependent on usage, a rate or index. Variable lease cost primarily relates to common area maintenance charges for its real estate leases as the Company does not separate lease from non-lease components.

During 2021, the Company signed a lease for approximately thirteen years for additional space located at 620 Roseville Parkway, Roseville, California. Per the terms of the lease, improvements were constructed and permanently affixed to the property in two phases. Phase 1 of the 620 Roseville Parkway Lease commenced once the Phase 1 premises were made ready and available for their intended use, which occurred during the first quarter of 2022. During the fourth quarter of 2025, Phase 2 of the 620 Roseville Parkway Lease commenced and the premises were made ready and available for their intended use. The Company determined that the 620 Roseville Parkway Lease is a non-cancelable operating lease which will expire in 2035.

The following table is a schedule, by years, of maturities of the Company's operating and finance lease liabilities as of December 31, 2025 (in thousands):

	Operating Lease Payments	Finance Lease Payments
Year Ending December 31:		
2026	$ 23,536	$ 3,590
2027	23,123	3,438
2028	22,783	3,384
2029	22,691	3,223
2030	23,055	3,025
Thereafter	142,237	12,350
Total undiscounted lease payments	257,425	29,010
Less imputed interest	(60,833)	(5,903)
Present value of lease liabilities	$ 196,592	$ 23,107

Supplemental cash flow information related to leases during the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 22,584	$ 21,707	$ 19,662
Financing cash flows from finance leases	$ 2,485	$ 2,276	$ 1,981
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 9,512	$ 2,388	$ 9,339
Finance leases	$ 1,540	$ 464	$ 1,118

10. Commitments and Contingencies

Purchase Commitments

As of December 31, 2025, the Company had non-cancelable purchase obligations of $13.2 million, which primarily consisted of contracts with suppliers to purchase raw materials to be used to manufacture products, of which $10.2 million were due within one year.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. In many such arrangements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified parties for losses suffered or incurred by the indemnified parties in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company's technology. The Company also agrees to indemnify many indemnified parties for product defect and similar claims. The term of these indemnification agreements is generally perpetual.

The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with any of these indemnification requirements has been recorded to date.

Litigation

From time to time, the Company is subject to certain legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of our business. The Company reviews the status of each significant matter quarterly and assesses its potential financial exposure. If the potential loss from a claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company records a liability and an expense for the estimated loss and discloses it in the Company's financial statements if it is material. If the Company determines that a loss is possible and the range of the loss can be reasonably determined, the Company does not record a liability or an expense but the Company discloses the range of the possible loss. The Company bases its judgments on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to its pending claims and litigation and may revise its estimates.

On April 7, 2023, a former contractor who had been retained by the Company through a third party staffing agency filed a putative class action lawsuit as well as a Private Attorney General Act ("PAGA") representative action complaint against the Company in the Superior Court of the State of California for the County of Alameda, on behalf of the contractor and similarly situated Company contractors and employees in California, alleging various claims pursuant to the California Labor Code related to wages, overtime, meal and rest breaks, reimbursement of business expenses, wage statements and records, and other similar allegations. Additionally, on April 10, 2023, a current employee of the Company filed a PAGA representative action complaint against the Company in the Superior Court of the State of California for the County of Alameda, on behalf of the employee and similarly situated Company employees in California, alleging similar claims. The complaints sought payment of various alleged unpaid wages, penalties, interest and attorneys' fees in unspecified amounts. Following mediation in April 2024, in May 2024 the parties entered into a formal agreement to settle the claims for an aggregate amount of $4.6 million, subject to approval by the court, which was granted in March 2025. The Company recorded an accrual of $4.6 million in its financial statements for the three months ended March 31, 2024 related to these matters. The Company completed substantially all payments under the settlement agreement during the three months ended June 30, 2025. In February 2026, following payment of the remaining amounts under the settlement agreement, the court granted final approval of the settlement.

11. Stockholders' Equity

Stockholders' Equity

Preferred Stock

The Company has 5,000,000 of authorized preferred stock issuable. There is no preferred stock outstanding as of December 31, 2025 and 2024.

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding.

Issuance of Common Stock in Connection with an Asset Acquisition

On September 29, 2023, the Company issued 71,211 shares of common stock as part of the total consideration transferred in connection with an asset acquisition. Please see Note "6. Asset Acquisition" for more information.

Stock-Based Benefit Plans

2005 Stock Plan

The Company adopted the Penumbra, Inc. 2005 Stock Plan (the "2005 Plan") in January 2005. The 2005 Plan was subsequently amended and restated in 2006, 2007, 2008 and 2010. Under the 2005 Plan, the board of directors could grant incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), and/or stock awards to eligible persons, including employees, non-employees, directors, consultants and other independent advisors who provide services to the Company. Stock purchase rights could also be granted under the 2005 Plan. The board of directors had the authority to determine to whom options would be granted, the number of options, the term and the exercise price. ISOs could only be granted to Company employees, which include officers and directors of the Company. NSOs and stock purchase rights could be granted to employees and consultants. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price for an ISO could not be less than 110% of the fair market value of a share of common stock on the date of grant. Options granted under the 2005 Plan permitted an optionee to exercise options immediately upon grant irrespective of the vesting term. Options generally vest annually at a rate of 1/4 after the first year and 1/48 per month thereafter. The term of the options is no longer than five years for ISOs, for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than 10 years for all other options. On September 17, 2015, the Penumbra, Inc. 2014 Equity Incentive Plan (as amended and restated, the "2014 Plan") replaced the 2005 Plan and no further equity awards may be granted under the 2005 Plan.

2011 Equity Incentive Plan

The Company adopted the Penumbra, Inc. 2011 Equity Incentive Plan (the "2011 Plan") in October 2011. Under the 2011 Plan, the board of directors could grant ISOs, NSOs, restricted stock, and/or RSUs to eligible persons, including employees, directors and consultants who provide services to the Company. Stock Appreciation Rights ("SAR") could also be granted under the 2011 Plan. The board of directors had the authority to determine to whom options would be granted, the number of options, the term and the exercise price. ISOs could only be granted to Company employees, which include officers and directors of the Company. NSOs, SARs, restricted stock and RSUs could be granted to employees and consultants. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price for an ISO could not be less than 110% of the fair market value of a share of common stock on the date of grant. Stock options granted under the 2011 Plan generally have a contractual life of ten years, and generally vest over a period of four years. On September 17, 2015, the 2014 Plan replaced the 2011 Plan and no further equity awards may be granted under the 2011 Plan.

Amended and Restated 2014 Equity Incentive Plan

The Company adopted the 2014 Plan in May 2014. The 2014 Plan was amended and restated as of September 17, 2015. The 2014 Plan replaced the 2011 Plan and the 2005 Plan and no further equity awards may be granted under the 2011 Plan or the 2005 Plan and all common stock available for issuance under both plans was transferred to and may be granted under the 2014 Plan. As of December 31, 2025, 6,067,836 shares of common stock were reserved for issuance and 5,543,059 shares of common stock were available for grant under the 2014 Plan.

Employee Stock Purchase Plan

The Penumbra, Inc. Employee Stock Purchase Plan (the "ESPP"), became effective on September 17, 2015. The ESPP initially reserved 600,000 shares of common stock for purchase under the ESPP, with the number of shares reserved for purchase increasing each year pursuant to an "evergreen" provision set forth in the ESPP. As of December 31, 2025, 591,124 shares of common stock were reserved and available for issuance under the ESPP. All qualifying employees of the Company and its designated subsidiaries are eligible to participate in the ESPP. Offerings to the Company's employees to purchase stock under the ESPP will begin on each May 20 and November 20 and will end on the following November 19 and May 19, respectively, each referred to as offering periods except that the first offering period under the ESPP began on September 17, 2015 and ended on May 19, 2016. Under the ESPP, each employee may purchase shares by authorizing payroll deductions at a minimum of 1% and up to 15% of his or her eligible compensation for each pay period during the offering period. Unless the participating employee withdraws from the offering, his or her accumulated payroll deductions will be used to purchase the Company's common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on either the first or the last day of the offering period, whichever is lower, provided that no more than 2,000 shares of the Company's common stock or such other lesser maximum number established by the ESPP administrator may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period (corresponding to an offering period), under the ESPP in any calendar year.

Stock-Based Benefit Plan Activity and Stock-Based Compensation

Stock Options

Activity of stock options under the 2005 Plan, 2011 Plan and 2014 Plan (collectively, the "Plans") during the year ended December 31, 2025 is set forth below:

	Number of Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2024	517,464	$ 31.43		
Grants	—	$ —		
Exercised	(512,088)	$ 30.10		
Canceled/Forfeited	—	$ —		
Balance at December 31, 2025	5,376	$ 158.30		
Vested and expected to vest—December 31, 2025	5,376	$ 158.30	3.96	$ 820
Exercisable—December 31, 2025	5,376	$ 158.30	3.96	$ 820

The total intrinsic value of stock options exercised during the years ended December 31, 2025, 2024 and 2023 was $121.3 million, $15.9 million and $60.0 million, respectively. The intrinsic value is calculated as the difference between the estimated fair value of the Company's common stock at the exercise date and the exercise price of the stock option.

The Company did not grant stock options during the years ended December 31, 2025, 2024, and 2023.

Restricted Stock Units

The activity of unvested restricted stock units ("RSU") under the Plans is set forth below:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	281,569	$ 220.82
Granted	171,568	271.30
Released/Vested	(124,246)	224.21
Canceled/Forfeited	(11,528)	226.31
Unvested at December 31, 2025	317,363	$ 246.59

The fair value of the RSUs that vested during the years ended December 31, 2025, 2024 and 2023 was $33.7 million, $31.2 million and $48.3 million, respectively. As of December 31, 2025, 299,997 RSUs are expected to vest.

Performance Stock Units

Under the 2014 Plan, the Company grants certain PSUs to senior management for which vesting is contingent on the achievement of financial performance targets over an annual performance period and continued service. The number of shares awarded is based on the actual performance during the performance period compared to the performance targets and the closing price of the Company's common stock on the date of grant.

Additionally, the Company grants certain PSUs to sales employees for which vesting is contingent on the achievement of sales performance targets and continued service. These PSUs have a fixed monetary amount, that will be settled in a variable number of shares and are accounted for as liability-classified awards prior to the number of shares being determined and issued. Once the number of shares is determined and the PSUs are issued, the awards are accounted for as equity-classified awards.

When the performance targets are probable of being achieved, stock-based compensation costs associated with PSUs are recognized on a graded vesting basis over its requisite service period, which generally is a period of four to five years. Graded vesting results in more accelerated expense recognition compared to traditional time-based vesting over the same vesting period. Each reporting period, the Company monitors the probability of achieving the performance targets and may adjust periodic stock-based compensation expense based on its determination of the likelihood of achieving these performance targets and the estimated number of shares or value of common stock that will vest.

The activity of unvested equity-classified PSUs under the Plans is set forth below:

	Number of Shares[1]		Weighted Average Grant Date Fair Value[1]
Unvested at December 31, 2024	118,800	$	245.62
Granted	126,840		275.92
Released/Vested	(36,438)		244.97
Canceled/Forfeited	(7,164)		253.35
Unvested at December 31, 2025	202,038	$	264.41

[1] The table above excludes liability-classified PSUs. During the year ended December 31, 2025, the Company recorded $3.7 million in stock-based compensation for liability-classified PSUs.

The fair value of the PSUs that vested during the years ended December 31, 2025, 2024 and 2023 was $9.8 million, $6.1 million and $1.9 million, respectively. As of December 31, 2025, 189,796 PSUs are expected to vest.

Employee Stock Purchase Plan

Under the ESPP, employees purchased 75,165 shares, 89,362 shares, and 83,799 shares for $16.4 million, $15.3 million, and $14.9 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Stock-based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options and ESPP rights. The valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted average period of time that the options granted are expected to be outstanding), expected volatility of the Company's common stock, an assumed risk-free interest rate and expected dividends.

The Company did not grant stock options during the years ended December 31,2025, 2024 and 2023.

The Company used the following assumptions in its Black-Scholes option pricing model to determine the fair value of ESPP rights:

	ESPP Rights		
	Year Ended December 31,		
	2025	2024	2023
Expected term (in years)	0.50	0.50	0.50
Expected volatility	39%	41%	41%
Risk-free interest rate	4.30%	5.32%	5.04%
Expected dividend yield	0%	0%	0%

Weighted Average Expected Term. The Company's expected term for stock options and ESPP rights is based on historical data.

Volatility. In 2025, 2024 and 2023, volatility assumptions used in the valuation of options and ESPP rights were calculated based on the historical volatility of the Company's stock.

Risk-Free Interest Rate. The risk-free interest rate is based upon U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the stock options or ESPP rights.

Dividend Yield. The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures. The Company estimates forfeitures at the time of grant, and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The following table sets forth the stock-based compensation expense included in the consolidated statements of operations (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of sales	$ 3,501	$ 4,158	$ 5,330
Research and development	9,749	6,868	8,838
Sales, general and administrative	45,963	35,138	36,348
Total	$ 59,213	$ 46,164	$ 50,516

As of December 31, 2025, total unrecognized compensation cost related to unvested stock-based compensation arrangements, excluding PSUs, was $62.3 million which is expected to be recognized over a weighted average period of 3.0 years.

As of December 31, 2025, total unrecognized compensation cost related to liability-classified and equity-classified PSUs was $23.7 million, which is expected to be recognized over a weighted average period of 2.9 years.

The total stock-based compensation cost capitalized in inventory was $1.6 million, $1.2 million and $1.3 million as of December 31, 2025, 2024 and 2023, respectively.

12. Share Repurchase Program

On August 5, 2024, the Company's Board of Directors approved a share repurchase authorization in the amount of up to $200.0 million, allowing the Company to repurchase its common stock from time to time at such prices as it deems appropriate through open market purchases, block transactions, privately negotiated transactions, including accelerated share repurchase transactions, or otherwise. The repurchase authorization originally expired on July 31, 2025.

Under this authorization, the Company entered into an accelerated share repurchase agreement ("ASR") with JPMorgan Chase Bank, National Association (the "Dealer") to repurchase $100.0 million of the Company's common stock during the three months ended September 30, 2024. Under the ASR, the Company made an initial payment of $100.0 million to the Dealer and received an initial delivery of 473,962 shares of common stock. The ASR program concluded on September 16, 2024 and the Company received an additional 43,801 shares, which was determined using a price of $193.14 based on the average of the daily volume-weighted average prices of the Company's common stock during the term of the ASR, less a discount pursuant to the terms of the ASR. The Company received an aggregate of 517,763 shares of common stock for a total cost of $100.4 million, including legal and financial advisor fees of $0.4 million associated with the repurchase. The Company initially recorded an excise tax of $0.6 million, which was reduced to $0.3 million during the three months ended December 31, 2024, and which has been included in retained earnings as part of the cost basis of the stock repurchased, and accrued liabilities in the consolidated balance sheets. All shares repurchased were immediately retired and there was no change to the authorized amount. The retired shares reduced the weighted-average number of shares of common stock outstanding used in the computation of basic and diluted earnings per share. The forward contract upon final settlement did not impact weighted average common shares outstanding used in the computation of diluted earnings per share.

During the three months ended September 30, 2025 and December 31, 2025, the Company's Board of Directors extended the repurchase authorization for the remaining $100.0 million to December 31, 2025 and December 31, 2026, respectively. As of December 31, 2025, the Company had remaining authority to purchase $100.0 million of its common stock under the share repurchase authorization.

13. Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of two components: unrealized gains or losses on the Company's available-for-sale marketable investments, non-marketable investments, and gains or losses from foreign currency translation adjustments. Until realized and reported as a component of consolidated net income, these comprehensive income items accumulate and are included within accumulated other comprehensive income (loss). Unrealized gains and losses on our marketable and non-marketable investments are reclassified from accumulated other comprehensive income (loss) into earnings when realized upon sale, and are determined based on specific identification of securities sold. Gains and losses from the translation of assets and liabilities denominated in non-U.S. dollar functional currencies are included in accumulated other comprehensive income (loss).

The following table summarizes the changes in the accumulated balances during the period, and includes information regarding the manner in which the reclassifications out of accumulated other comprehensive income (loss) into earnings affect our consolidated statements of comprehensive income (in thousands):

	Year Ended December 31, 2025				Year Ended December 31, 2024			
	Marketable Investments	Non-Marketable Investments	Currency Translation Adjustments	Total	Marketable Investments	Non-Marketable Investments	Currency Translation Adjustments	Total
Balance, beginning of the year	$ (701)	$ 2,850	$ (7,992)	$ (5,843)	$ (558)	$ —	$ (2,593)	$ (3,151)
Other comprehensive income (loss) before reclassifications:								
Unrealized gains — investments	126	911	—	1,037	545	2,850	—	3,395
Foreign currency translation gains (losses)	—	—	9,186	9,186	—	—	(5,404)	(5,404)
Income tax effect — expense	(33)	—	1	(32)	(688)	—	5	(683)
Net of tax	93	911	9,187	10,191	(143)	2,850	(5,399)	(2,692)
Net current-year other comprehensive income (loss)	93	911	9,187	10,191	(143)	2,850	(5,399)	(2,692)
Balance, end of the year	$ (608)	$ 3,761	$ 1,195	$ 4,348	$ (701)	$ 2,850	$ (7,992)	$ (5,843)

During the years ended December 31, 2025 and 2024, no amounts were reclassified from accumulated other comprehensive income (loss) to net income.

14. Employee Benefit Plan

The Company offers a retirement savings plan under Section 401(k) of the Internal Revenue Code ("IRC") to its eligible U.S. employees whereby they may contribute up to the maximum amount permitted by the IRC. The Company makes 401(k) matching contributions of eligible compensation under the plan, subject to a maximum dollar threshold. Contribution expense was $8.1 million, $6.9 million, and $6.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

15. Income Taxes

The Company's income tax (benefit) expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. The Company is subject to income taxes in both the United States and foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax (benefit) expense.

The Company is incorporated in the United States and operates in various countries with different tax laws and rates. A portion of the Company's income (loss) before taxes and the provision for (benefit from) income taxes are generated from international operations.

On July 4, 2025, President Trump signed the One Big Beautiful Bill Act ("OBBBA") into law, which extends and modifies various domestic and international business tax framework originally enacted under the Tax Cuts and Jobs Act ("TCJA"). The legislation includes multiple effective dates, with certain provisions taking effect in 2025 and others through 2027. The Company evaluated the OBBBA and included its impact within the consolidated financial statements. The Company will continue to evaluate the full impact of these legislative changes as additional supplemental guidance becomes available.

Income before income taxes for the years ended December 31, 2025, 2024 and 2023 is summarized as follows (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
United States	$	190,936	$	20,165	$	72,936
Foreign		14,189		704		6,714
Total income before income taxes	$	205,125	$	20,869	$	79,650

Income tax (benefit) or provision in 2025, 2024 and 2023 is comprised of federal, state, and foreign taxes.

The components of the (benefit from) provision for income taxes are summarized as follows (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Current:						
Federal	$	(156)	$	13,452	$	5,897
State		3,454		7,115		3,033
Foreign		3,140		2,624		4,890
Total current	$	6,438	$	23,191	$	13,820
Deferred:						
Federal		18,743		(10,699)		(19,221)
State		2,036		(5,231)		(4,648)
Foreign		221		(404)		(1,255)
Total deferred	$	21,000	$	(16,334)	$	(25,124)
Provision for (benefit from) income taxes	$	27,438	$	6,857	$	(11,304)

The following table presents a reconciliation of the Company's provision for (benefit from) income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to pretax income after the adoption of ASU 2023-09:

	Year Ended December 31,		
	2025		
	(in thousands)		Percentage
Income tax at federal statutory rate	$	43,076	21.0 %
State and local income taxes, net of federal benefit [1]		4,219	2.1
Foreign tax effects		935	0.5
Tax credits			
Research and development tax credits		(2,797)	(1.4)
Nontaxable or nondeductible items:			
Excess tax benefits related to share-based compensation		(23,154)	(11.3)
Meals expenses		2,549	1.2
Other		2,083	1.0
Changes in unrecognized tax benefits		726	0.4
Other		(199)	(0.1)
Effective tax rate	$	27,438	13.4 %

(1) The state and local jurisdictions that contribute to the majority (greater than 50%) for this tax effect include Florida, Texas, Pennsylvania, New York state, Tennessee, Michigan, Illinois, Oregon, Georgia, California and Virginia.

The following table presents a reconciliation of the Company's provision for (benefit from) income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to pretax income prior to the adoption of ASU 2023-09:

	Year Ended December 31,	
	2024	2023
Income tax at federal statutory rate	21.0 %	21.0 %
State income taxes, net of federal benefit	2.0	3.0
Rate differential on foreign operations	8.0	0.2
Foreign taxes	(1.0)	1.5
Prepaid tax ASC 810-10	0.1	0.2
Meals expenses	9.6	1.9
Stock-based compensation	2.3	(8.5)
Permanent differences	0.6	1.0
Foreign Derived Intangible Income	—	(1.3)
In-Process Research & Development	—	4.8
Change in valuation allowance	—	(32.0)
Research and Development tax credits	(12.1)	(5.9)
Other	2.4	(0.1)
Effective tax rate	32.9 %	(14.2)%

Deferred income tax assets and liabilities consist of the following (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 3,039	$ 3,089
Tax credits	28,871	26,560
Accruals and reserves	10,755	17,778
Capitalized research expenses	43,067	57,323
Stock-based compensation	11,358	9,447
UNICAP adjustments	13,537	12,749
ASC 842 lease liabilities	53,080	54,260
Foreign withholding tax	378	378
Other	939	1,657
Gross deferred tax assets	165,024	183,241
Valuation allowance	(28,800)	(26,563)
Total deferred tax assets	136,224	156,678
Deferred tax liabilities:		
Depreciation and amortization	(8,757)	(6,446)
ASC 842 lease ROU assets	(48,252)	(49,994)
Other	(541)	(508)
Total deferred tax liabilities	(57,550)	(56,948)
Net deferred tax assets	$ 78,674	$ 99,730

As of December 31, 2025, the Company had $43.9 million of state net operating loss ("NOL") carryforwards available to offset future taxable income. The state NOL carryforwards have different carryover periods and will begin to expire as early as 2037. As of December 31, 2025, the Company had federal research and development tax credits of $3.3 million which are carried forward for 20 years and will expire beginning in 2044. The Company had California state research and development tax credits of $35.4 million that may be carried forward indefinitely.

The Company measured its current DTA balances against estimate of future income based on objectively verifiable operating results from recent history, and concluded that sufficient future taxable income will be generated to realize the benefits of its federal DTAs. The Company continues to maintain a valuation allowance against its California tax credit DTAs until new evidence becomes available to justify realization of the asset.

The Company recorded a valuation allowance on deferred tax assets of $28.8 million and $26.6 million as of December 31, 2025 and 2024, respectively, primarily related to California tax credits. The $2.2 million increase in the valuation allowance in 2025 is primarily due to additional California tax credits generated in 2025. The valuation allowance would result in a reduction to the income tax provision in the consolidated statements of income if it is ultimately not necessary.

As of December 31, 2025, the Company does not maintain a valuation allowance against any of its foreign DTAs, because sufficient future taxable income will be generated by foreign subsidiaries to utilize the benefit of their DTAs in full at the required more-likely-than-not level of certainty.

The Company maintains that all foreign earnings, with the exception of a portion of the earnings of its German subsidiary, are permanently reinvested outside the U.S. and therefore deferred taxes attributable to such earnings are not provided for in the Company's financial statements as of December 31, 2025.

IRC Sections 382 and 383 limit the use of NOL and business credits if there is a change in ownership. In 2023, the Company determined there has been no ownership changes from 2013 to 2023. The Company does not anticipate being subject to any limitations on the utilization of its tax attributes.

A reconciliation of the change in the gross unrecognized tax benefits from January 1, 2023 to December 31, 2025, is as follows (in thousands):

	December 31,					
		2025		**2024**		**2023**
Beginning Balance	$	13,290	$	12,561	$	11,237
Gross increase for tax positions of current year		1,000		1,066		1,702
Gross increase for tax positions of prior years		79		1		15
Gross decrease for tax positions of prior years		(452)		(177)		(366)
Settlement with taxing authority		—		—		—
Lapse of statute of limitations		(169)		(161)		(27)
Ending Balance	$	13,748	$	13,290	$	12,561

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2025, 2024 and 2023, the Company had accrued interest and penalties attributable to uncertain tax positions of $0.4 million, $0.1 million, and $0.2 million, respectively. Included in the $13.7 million balance of unrecognized tax benefits as of December 31, 2025 is $7.2 million of tax benefit that, if recognized, would affect the effective tax rate.

The Company files U.S., state and foreign income tax returns in jurisdictions with various statutes of limitations. Due to NOL and tax credit carryovers, the tax years ending December 31, 2004 through December 31, 2025 remain subject to examination by federal and state tax authorities. In Germany, tax years ending December 31, 2022 through December 31, 2025 remain subject to examination by tax authorities.

The cash paid for income taxes, net of refunds received by the Company were as follows (in thousands):

	Year Ended December 31,
	2025
Federal	$ 8,600
State and local	3,638
Foreign:	
Germany	1,330
All other foreign	1,782
Total income taxes paid, net of refunds received	$ 15,350

The cash paid for income taxes, net of refunds received during the years ended December 31, 2024 and 2023 was $20.7 million and $6.6 million, respectively.

16. Net Income per Share

The Company computed basic net income per share based on the weighted average number of shares of common stock outstanding during the period. The Company computed diluted net income per share based on the weighted average number of shares of common stock outstanding plus potentially dilutive common stock equivalents outstanding during the period. For the purposes of this calculation, stock options, restricted stock units, performance stock units and stock sold through the ESPP are considered common stock equivalents.

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted net income is as follows (in thousands, except share and per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income	$ 177,687	$ 14,012	$ 90,954
Denominator:			
Weighted average shares used to compute net income attributable to common stockholders:			
Basic	38,918,493	38,633,744	38,401,171
Potential dilutive stock-based options and awards, as calculated using treasury stock method	373,335	634,293	815,393
Diluted	39,291,828	39,268,037	39,216,564
Net income per share from:			
Basic	$ 4.57	$ 0.36	$ 2.37
Diluted	$ 4.52	$ 0.36	$ 2.32

For the years ended December 31, 2025, 2024, and 2023, an immaterial amount of outstanding stock-based awards were excluded from the computation of diluted net income per share because their effect was anti-dilutive.

17. Interest and other income, net

The following table shows the components of interest and other income (expense), net for the years ending December 31, 2025, 2024 and 2023 (in thousands):

	December 31,		
	2025	**2024**	**2023**
Interest income	$ 16,294	$ 13,690	$ 6,825
Interest expense	(1,311)	(1,418)	(1,739)
Other income (expense), net[1]	893	(682)	1,013
Interest and other income, net	$ 15,876	$ 11,590	$ 6,099

[1]Consists primarily of the effects of foreign currency gains or losses.

18. Segment Reporting

The Company derives revenue by selling our medical devices to healthcare providers, direct sales organizations, and distributors. The Company operates as one operating and reportable segment and its sole business activity consists of the design, development, manufacturing and marketing of innovative medical products. The Company provides similar innovative medical products to our customers in the regions that the Company operates in and manages its business activities on a consolidated basis.

The accounting policies of the segment are the same as those described in Note "2. Summary of Significant Accounting Policies". The Company's CODM uses net income (loss) to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions and uses total assets as reported on the consolidated balance sheets to measure segment assets. Additionally, the CODM reviews and uses functional expenses included in net income (loss) to manage the Company's operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of operations. These significant segment expense include cost of revenue, research and development, and sales, general and administrative expenses. Other segment items that are presented on the consolidated statements of operations include interest and other income (expense), net, provision for (benefit from) income taxes, and non-recurring items such as an impairment charge and acquired in-process research and development. The Company's entity-wide disclosures, including the breakout of revenue between products are included in Note "19. Revenues".

19. Revenues

Revenue Recognition

Revenue is recognized in an amount that reflects the consideration we expect to be entitled to in exchange for goods or services. All revenue recognized in the consolidated statements of operations is considered to be revenue from contracts with customers.

The Company's revenues, disaggregated by geography, based on the destination to which the Company ships its products, for the years ended December 31, 2025, 2024 and 2023 was as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
United States	$ 1,091,761	$ 902,067	$ 757,151
International	311,904	292,548	301,371
Total	$ 1,403,665	$ 1,194,615	$ 1,058,522

The Company's revenues disaggregated by product category, for the years ended December 31, 2025, 2024 and 2023 was as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Thrombectomy	$ 947,918	$ 815,475	$ 677,343
Embolization and Access	455,747	379,140	381,179
Total	$ 1,403,665	$ 1,194,615	$ 1,058,522

Performance Obligations

Delivery of products - The Company's contracts with customers, other than the China licensing arrangements described below, typically contain a single performance obligation, delivery of the Company's products. Satisfaction of that performance obligation occurs when control of the promised goods transfers to the customer, which is generally upon shipment or receipt by the customer for non-consignment sale agreements and upon utilization for consignment sale agreements.

Payment terms - The Company's payment terms vary by the type and location of our customer. The timing between fulfillment of performance obligations and when payment is due is not significant and does not give rise to financing transactions. The Company did not have any contracts with significant financing components as of December 31, 2025, 2024 and 2023.

Product returns - The Company may allow customers to return products purchased at the Company's discretion. The Company estimates the amount of its product sales that may be returned by its customers and records this estimate as a reduction of revenue in the period in which the related product revenue is recognized. The Company currently estimates product return liabilities using its own historic sales information, trends, industry data, and other relevant data points.

Warranties - The Company offers its standard warranty to all customers and it is not available for sale on a standalone basis. The Company's standard warranty represents its guarantee that its products function as intended, are free from defects, and comply with agreed-upon specifications and quality standards. This assurance does not constitute a service and is not a separate performance obligation.

Transaction Price

Revenue is recorded at the net sales price, which includes estimates of variable consideration such as product returns utilizing historical return rates, rebates, discounts, and other adjustments to net revenue. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price. When determining if variable consideration should be constrained, management considers whether there are factors that could result in a significant reversal of revenue and the likelihood of a potential reversal. Variable consideration is included in revenue only to the extent that it is probable that a significant reversal of the revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. These estimates are reassessed each reporting period as required. During the years ended December 31, 2025, 2024 and 2023, the Company made no material changes in estimates for variable consideration. When the Company performs shipping and handling activities after control of goods is transferred to the customer, they are considered as fulfillment activities, and costs are accrued for when the related revenue is recognized. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Contract assets

The following information summarizes the Company's contract assets (in thousands):

	December 31,	
	2025	**2024**
Contract assets	$ 18,000	$ 18,000

Contract assets for the periods presented primarily represent the difference between the revenue that was recognized based on the relative standalone selling price of the related performance obligations satisfied and the contractual billing terms in the licensing arrangements.

China Distribution and Technology Licensing Agreement

In December 2020, the Company entered into a distribution and technology licensing arrangement with its existing distribution partner in China. In addition to modifying the Company's standard distribution agreement with its partner in China, the Company agreed to license the technology for certain products to its partner in China to permit the manufacturing and commercialization of such products in China as well as provide certain regulatory support. During the three months ended March 31, 2022, the Company further amended the distribution agreement and entered into an additional license arrangement, pursuant to which the Company agreed to license the technology for additional products to its partner in China on substantially the same terms as the existing license arrangement. Apart from the standard distribution agreement, the Company will receive fixed payments upon transferring its distinct licensed technology and providing related regulatory support. During the three months ended September 30, 2023, the Company entered into an additional licensing arrangement, pursuant to which the Company agreed to license the technology for additional products to its partner in China and will receive fixed payments upon transferring its distinct licensed technology and providing related regulatory support and royalty payments on the down-stream sale of the licensed products. During the three months ended March 31, 2024, the Company entered into an additional licensing agreement, pursuant to which the Company agreed to license the technology for additional products to its partner in China and will receive fixed payments upon transferring its distinct licensed technology and providing related regulatory support. During the year ended December 31, 2025, the Company did not enter into any additional distribution or technology licensing arrangement with its partner in China.

20. Subsequent Events

On January 14, 2026, the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement") among the Company, Boston Scientific Corporation, a Delaware corporation ("Parent"), and Pinehurst Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, which has been approved by the board of directors of each of the Company and Parent, the transaction values each share of the Company's common stock at $374 per share, reflecting an enterprise value of approximately $14.5 billion, with the Company's stockholders having the right to elect, for each share of the Company's common stock held by them, to receive $374 in cash or 3.8721 shares of Parent's common stock (valued at $374 based on the volume weighted average price of Parent's common stock over the 10 trading days ending January 13, 2026), subject to proration, so that the total transaction consideration is paid approximately 73% in cash and approximately 27% in shares of Parent's common stock.

In addition, at the Effective Time:
- each outstanding and unexercised Company stock option, whether vested or unvested, with an exercise price per Common Share that is less than the Merger Consideration, shall be automatically canceled and converted into the right to receive the Merger Consideration, less the exercise price of such Company stock option and any deduction and withholding under applicable tax laws;
- each Company RSU which is outstanding as of immediately prior to the Effective Time that (i) was granted prior to January 1, 2026, (ii) was granted in respect of a performance period ending prior to January 1, 2026 (other than under any sales incentive plan), (iii) is vested but not yet settled as of immediately prior to the Effective Time, (iv) by its terms becomes vested in all respects as a result of the closing of the Merger or (v) is held by a non-employee member of the board of directors of the Company or a specified officer of the Company (collectively, the "Accelerated RSUs"), shall to the extent not vested, automatically vest and be cancelled and converted into the right to receive the Merger Consideration, less any deduction and withholding under applicable tax laws; and
- each outstanding Company RSU (including any Company RSU not yet formally granted that relates to an outstanding award under a sales incentive plan) that is not an Accelerated RSU shall automatically be deemed outstanding immediately prior to the Effective Time and any applicable performance condition for any incomplete performance periods shall be reasonably assessed based on actual performance through the Effective Time, be assumed by Parent and converted into a restricted stock unit award denominated in shares of Parent common stock based on a specified conversion ratio.

The Merger Agreement contains customary representations and warranties by Parent, Merger Sub and the Company. The Merger Agreement also contains customary covenants and agreements, including with respect to the operations of the Company between signing and closing. In addition, the Merger Agreement contains certain termination rights for the Company and

Parent. Upon termination of the Merger Agreement in accordance with its terms, under specified circumstances, the Company will be required to pay Parent a termination fee in an amount equal to $525.0 million. The Merger Agreement also provides that Parent will be required to pay the Company a termination fee in an amount equal to $900.0 million upon termination of the Merger Agreement under certain circumstances. The consummation of the Merger is expected to be completed in 2026, subject to approval by the Company's shareholders, regulatory approvals, and other customary closing conditions.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on this evaluation, our principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in "Internal Control-Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarterly period ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Rule 10b5-1 Trading Plans

During the quarterly period ended December 31, 2025, certain of our directors and officers adopted trading plans, each of which is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act (the "Rule 10b5-1 Trading Arrangements"). Each Rule 10b5-1 Trading Arrangement was entered into during an open trading window under our Securities Trading Policy. The following table presents the material terms of each Rule 10b5-1 Trading Arrangement adopted by our officers and directors during the three months ended December 31, 2025, other than terms with respect to the price at which the individual executing the Rule 10b5-1 Trading Arrangement is authorized to trade:

Name and Title of Officer or Director	Plan Action	Plan Action Date	Plan Duration	Total Securities to be Sold
Arani Bose, Director	Adoption	11/17/2025	3/2/2026 - 8/31/2026	30,000
Adam Elsesser, Chairman and Chief Executive Officer	Adoption	11/10/2025	3/25/2026 - 9/24/2026	90,000
Bridget O'Rourke, Director	Adoption	11/12/2025	3/2/2026 - 11/12/2026	500
Johanna Roberts, Executive Vice President, General Counsel and Secretary	Adoption	11/10/2025	3/9/2026 - 12/31/2026	9,000
Maggie Yuen, Chief Financial Officer	Adoption	11/24/2025	3/2/2026 - 11/30/2026	2,432

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement to be filed with the SEC in connection with our 2026 Annual Meeting of Stockholders (the "Proxy Statement") under the captions "Proposal No. 1: Election of Directors", "Information Regarding the Board of Directors and Corporate Governance" and "Other Information Related to Penumbra, its Directors and Executive Officers".

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Related Party Transactions" and "Independence of the Board of Directors".

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the caption "Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm for Penumbra".

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

1. Financial Statements: The financial statements included in "Index to Consolidated Financial Statements" in Part II, Item 8 are filed as part of this Form 10-K.

2. Exhibits: The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Form 10-K.

ITEM 16. FORM 10-K SUMMARY.

None.

Exhibit Number	Description	Incorporation by Reference			
		Form	File No.	Exhibit(s)	Filing Date
2.1	Agreement and Plan of Merger, dated as of January 14, 2026, by and among Penumbra, Inc., Boston Scientific Corporation and Pinehurst Merger Sub. Inc.	8-K	001-37557	2.1	January 15, 2026
3.1	Amended and Restated Certificate of Incorporation of Penumbra, Inc.	8-K	001-37557	3.1	May 30, 2025
3.2	Third Amended and Restated Bylaws of Penumbra, Inc.	8-K	001-37557	3.2	May 30, 2025
4.1	Specimen Common Stock Certificate	S-1/A	333-206412	4.1	September 8, 2015
4.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934				
10.1Ψ	Lease for facilities at 1321 and 1351 Harbor Bay Parkway, Alameda, California, dated January 1, 2022	10-K	001-37557	10.1	February 23, 2023
10.2	Lease for facilities at 1301, 1311, 1401 and 1431 Harbor Bay Parkway, Alameda, California, dated December 17, 2015	10-K	001-37557	10.4	March 8, 2016
10.3	First Amendment to Lease Agreement for facilities at 1301, 1311, 1401 and 1431 Harbor Bay Parkway, Alameda, California, dated July 14, 2021	10-K	001-37557	10.7	February 22, 2022
10.4	Second Amendment to Lease Agreement for facilities at 1301, 1311, 1401 and 1431 Harbor Bay Parkway, Alameda, California, dated September 1, 2021	10-K	001-37557	10.8	February 22, 2022
10.5Ψ	Third Amendment to Lease Agreement for facilities at 1301, 1311, 1401 and 1431 Harbor Bay Parkway, Alameda, California, dated October 1, 2023	10-K	001-37557	10.5	February 22, 2024
10.6†	Amended and Restated 2014 Equity Incentive Plan, and forms of Restricted Stock Agreement, Stock Option Agreement and Early Exercise Stock Option Agreement	S-1	333-206412	10.19	August 14, 2015
10.12†	Amended and Restated 2014 Equity Incentive Plan - Form of Restricted Stock Unit Agreement	10-K	001-37557	10.13	February 26, 2019
10.13†	Amended and Restated 2014 Equity Incentive Plan - Form of Performance-Based Restricted Stock Unit Agreement	10-K	001-37557	10.14	February 26, 2019
10.14†	Amended and Restated 2014 Equity Incentive Plan – Form of Stock Option Agreement	10-K	001-37557	10.19	February 22, 2022
10.15†	Form of Indemnification Agreement by and between Penumbra, Inc. and each of its directors and executive officers	S-1	333-206412	10.9	August 14, 2015
10.16†	Offer Letter with Adam Elsesser	S-1	333-206412	10.10	August 14, 2015
10.17†	Offer Letter with Johanna Roberts	10-K	001-37557	10.19	February 26, 2020
10.18†	Offer Letter with Maggie Yuen	10-K	001-37557	10.22	February 26, 2020
10.19†Ψ	Equity Award Agreement Amendment by and between Penumbra, Inc. and Johanna Roberts, dated January 4, 2023	10-K	001-37557	10.19	February 22, 2024
10.20†Ψ	Equity Award Agreement Amendment by and between Penumbra, Inc. and Maggie Yuen, dated January 4, 2023	10-K	001-37557	10.20	February 22, 2024
10.21†Ψ	Equity Award Agreement Amendment by and between Penumbra, Inc. and Lambert Shiu, dated January 4, 2023	10-K	001-37557	10.21	February 22, 2024
10.22†	Form of Employee Nondisclosure and Assignment Agreement	S-1	333-206412	10.17	August 14, 2015

10.23†	Employee Stock Purchase Plan	S-1/A	333-206412	10.18	August 31, 2015
10.24	Amended and Restated Lease for facilities at 630 Roseville Parkway, Roseville, California, dated January 29, 2019 and amended on July 31, 2019	10-K	001-37557	10.25	February 26, 2020
10.25	Lease for facilities at 1310 Harbor Bay Parkway, Alameda, California, dated September 3, 2019	10-Q	001-37557	10.1	November 7, 2019
10.26Ψ	First Amendment to Lease for facilities at 1310 Harbor Bay Parkway, Alameda, California, dated April 10, 2020	10-K	001-37557	10.30	February 22, 2022
10.27	Second Amendment to Lease for facilities at 1310 Harbor Bay Parkway, Alameda, California, dated August 5, 2020	10-K	001-37557	10.31	February 22, 2022
10.28	Third Amendment to Lease for facilities at 1310 Harbor Bay Parkway, Alameda, California, dated July 29, 2021	10-K	001-37557	10.32	February 22, 2022
10.29	Fourth Amendment to Lease for facilities at 1310 Harbor Bay Parkway, Alameda, California, dated October 15, 2021	10-K	001-37557	10.33	February 22, 2022
10.30	Fifth Amendment to Lease for facilities at 1310 Harbor Bay Parkway, Alameda, California, dated April 1, 2022	10-K	001-37557	10.27	February 23, 2022
10.31Ψ	Lease for facilities at 1070 South 3800 West, Salt Lake City, Utah, dated April 26, 2019 and amended on April 4, 2022	10-K	001-37557	10.28	February 23, 2022
19.1	Statement of Policy Concerning Trading in Company Securities	10-K	001-37557	19.1	February 18, 2025
21.1	Subsidiaries of the Registrant				
23.1	Consent of PricewaterhouseCoopers LLP				
23.2	Consent of Deloitte & Touche LLP				
24.1	Power of Attorney (included on signature page)				
31.1	Certification of Principal Executive Officer required under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended				
31.2	Certification of Principal Financial Officer required under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended				
32.1*	Certification of Principal Executive Officer and Principal Financial Officer required under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350				
97.1	Compensation Recoupment Policy	10-K	001-37557	97.1	February 22, 2024
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2025 formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024, (ii) Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, (ii) Consolidated Statements of Comprehensive Income (loss) for the years ended December 31, 2025, 2024 and 2023, (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024, and 2023, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023, and (v) Notes to Consolidated Financial Statements.				

| 104 | Cover Page Interactive Data File (formatted as iXBRL with applicable taxonomy extension information contained in Exhibit 101) |

* Furnished herewith.

^Ψ Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated under the Securities Act. The registrant agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

† Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENUMBRA, INC.

Date: February 25, 2026

By: /s/ Maggie Yuen
Maggie Yuen
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adam Elsesser and Maggie Yuen, and each of them, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitutes, may do or cause to be done by virtue of hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Adam Elsesser Adam Elsesser	Chairman and Chief Executive Officer (Principal Executive Officer)	February 25, 2026
/s/ Maggie Yuen Maggie Yuen	Chief Financial Officer (Principal Financial Officer)	February 25, 2026
/s/ Lambert Shiu Lambert Shiu	Chief Accounting Officer (Principal Accounting Officer)	February 25, 2026
/s/ Arani Bose Arani Bose	Director	February 25, 2026
/s/ Harpreet Grewal Harpreet Grewal	Director	February 25, 2026
/s/ Thomas C. Wilder Thomas C. Wilder	Director	February 25, 2026
/s/ Bridget O'Rourke Bridget O'Rourke	Director	February 25, 2026
/s/ Janet Leeds Janet Leeds	Director	February 25, 2026
/s/ Surbhi Sarna Surbhi Sarna	Director	February 25, 2026



Penumbra

penumbrainc.com

Penumbra, Inc. Headquarters
One Penumbra Place
Alameda, CA 94502
USA

T 1 510 748 3200
F 1 510 748 3232

Penumbra Europe GmbH
Am Borsigturm 44
13507 Berlin
Germany

T +49 30 2005 676-0
F +49 30 2005 676-10

Penumbra Latin America Distribuidora de Equipamentos e Produtos Médicos Ltda
Av. Brigadeiro Faria Lima 1336
Cj 82, CEP 01451-001
São Paulo / SP, Brazil

T +55 11 2883 5825